Dreyfus Bond Market Index Fund

SEMIANNUAL REPORT April 30, 2008




BNY MELLON
ASSET MANAGEMENT

Dreyfus

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Bond Market Index Fund, covering the six-month period from November 1, 2007, through April 30, 2008.

Although the U.S. economy has teetered on the brink of recession and the financial markets encountered heightened volatility due to an ongoing credit crisis over the reporting period, we recently have seen signs of potential improvement. The Federal Reserve Board's aggressive easing of monetary policy and innovative measures to inject liquidity into the banking system appear to have reassured many investors. At Dreyfus, we believe that the current economic downturn is likely to be relatively brief by historical standards, but the ensuing recovery may be gradual and prolonged as financial deleveraging and housing price deflation continue to weigh on economic activity.

The implications of our economic outlook for the U.S. Treasury and other bond markets generally are positive. Selling pressure among overleveraged investors has created attractive values in a number of fixed-income asset classes, including some that currently offer highly competitive yields. Your financial advisor can help you assess current risks and take advantage of these longer-term opportunities within the context of your overall investment portfolio.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
May 15, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of November 1, 2007, through April 30, 2008, as provided by Laurie Carroll, Portfolio Manager

Market and Fund Performance Overview

For the six-month period ended April 30, 2008, Dreyfus Bond Market Index Fund's Investor shares produced total returns of 4.11% and BASIC shares produced total returns of 4.14%.[1] In comparison, the Lehman Brothers U.S. Aggregate Index (the "Index") achieved a total return of 4.08% for the same period.[2]

Despite a challenging and volatile market environment, the U.S. bond market produced modestly positive absolute returns over the reporting period. Concerns regarding a slowing U.S. economy resulted in a "flight to quality" among investors, causing U.S. Treasuries securities and U.S. government agency securities to produce some of the bond market's better results. Conversely, the mortgage-related and corporate-backed sectors produced less attractive returns.

The Fund's Investment Approach

The fund seeks to match the total return of the Index. To pursue this goal, the fund normally invests at least 80% of its assets in bonds that are included in the Index. To maintain liquidity, the fund may invest up to 20% of its assets in various short-term, fixed-income securities and money market instruments.

While the fund seeks to mirror the returns of the Index, it does not hold the same number of bonds. Instead, the fund holds approximately 850 securities as compared to 6,500 securities in the Index. The fund's average duration — a measure of sensitivity to changing interest rates — generally remains neutral to the Index. As of April 30, 2008, the average duration of the fund was approximately 4.45 years.

Credit Woes Weighed on Spread Sectors

A credit crunch that began over the summer of 2007 in the sub-prime mortgage market continued to dampen investor sentiment throughout the reporting period, causing yields in many segments of the bond market to rise and their prices to fall. The impact of the credit crisis was particularly severe in higher-yielding market sectors, which are known as "spread sectors" for their yield premiums over comparable U.S. Treasury securities. At the same time, slumping housing markets, mounting job losses and soaring food and energy prices sparked a sharp downturn in the U.S. economy, exerting downward pressure on prices of fixed-income securities that tend to be sensitive to economic conditions.

The Federal Reserve Board (the "Fed") responded aggressively to the credit crisis and economic slowdown by injecting liquidity into the U.S. banking system and reducing short-term interest rates from 4.5% at the start of the reporting period to 2% at the end. As a result of these moves, yield differences generally widened along the bond market's maturity range.

Although fixed-income markets remained volatile throughout the reporting period, we began to see signs of improvement after the Fed announced in mid-March that it would participate in a plan to prevent the insolvency of a major investment bank from damaging other financial institutions and the capital markets. Market liquidity appeared to ease through the end of the reporting period, and spread sectors rebounded, offsetting some of their earlier weakness.

"Flight to Quality" Benefited U.S. Government Securities

In this volatile environment, U.S. Treasury securities and U.S. government agency securities produced some of the Index's stronger returns, as they benefited from declining short-term interest rates and rising demand from increasingly risk-averse investors. Mortgage-backed securities, which comprise approximately one-third of the Index, generally produced disappointing results during the reporting period due to a lack of investor demand amid sub-prime related turbulence. Commercial mortgage-backed securities also fared relatively poorly due to risk aversion among investors.

Investment-grade corporate bonds produced mixed results. Some issuers were plagued by credit concerns, slowing economic activity, rising costs for raw materials and anemic investor demand for their bonds. On the other hand, a weakening dollar relative to most other currencies resulted in increased exports for other companies, which, combined with lower short-term interest rates and improved investor sentiment, resulted in a modest rally for many corporate bonds toward the end of the reporting period.

Index Funds Offer Diversification Benefits

As an index fund, we attempt to replicate the returns of the Lehman Index by closely approximating its composition. In our view, one of the greatest benefits of an index fund is that it offers a broadly diversified fixed-income investment vehicle that can help investors manage risks by reducing the impact of losses in any one portion of the fixed-income market. Conversely, because an index fund is not actively managed, it cannot avoid the downturns in an asset class or category that an actively managed fund might be able to.

As of April 30, 2008, approximately 37% of the fund's assets was invested in mortgage-backed securities, 5% in commercial mortgage-backed securities, 20% in corporate bonds and asset-backed securities, 24% in U.S. Treasury securities and 14% in U.S. government agency bonds. In addition, all of the fund's corporate securities were at least BBB-rated or better at the end of the reporting period, and the fund has maintained an overall credit quality that is closely aligned with that of the Index.

May 15, 2008

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers U.S. Aggregate Index is a widely accepted, unmanaged total return index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities and asset-backed securities with an average maturity of 1-10 years. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Bond Market Index Fund from November 1, 2007 to April 30, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended April 30, 2008

	Investor Shares	BASIC Shares
Expenses paid per $1,000†	$ 2.03	$ .76
Ending value (after expenses)	$1,041.10	$1,041.40

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended April 30, 2008

	Investor Shares	BASIC Shares
Expenses paid per $1,000†	$ 2.01	$ .75
Ending value (after expenses)	$1,022.87	$1,024.12

† *Expenses are equal to the fund's annualized expense ratio of .40% for Investor shares and .15% for Basic shares multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

April 30, 2008 (Unaudited)

Bonds and Notes–98.9%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Aerospace & Defense–.3%				
Boeing,				
Sr. Unscd. Bonds	7.25	6/15/25	150,000	173,122
Lockheed Martin,				
Sr. Unscd. Notes, Ser. B	6.15	9/1/36	380,000	389,516
Northrop Grumman,				
Gtd. Bonds	7.75	3/1/16	540,000	623,420
Raytheon,				
Sr. Unscd. Bonds	7.20	8/15/27	150,000	166,522
United Technologies,				
Sr. Unscd. Notes	4.88	5/1/15	500,000	504,694
United Technologies,				
Sr. Unscd. Debs.	8.75	3/1/21	50,000	64,794
				1,922,068
Asset-Backed Ctfs./Auto Receivables–.4%				
Americredit Automobile Receivables				
Trust, Ser. 2006-RM, Cl. A2	5.42	8/8/11	500,000	490,916
CWCapital Cobalt,				
Ser. 2007-C3, Cl. A4	6.02	5/15/46	1,000,000 [a]	1,001,013
Honda Auto Receivables Owner				
Trust, Ser. 2006-1, Cl. A3	5.07	2/18/10	174,129	175,171
Honda Auto Receivables Owner				
Trust, Ser. 2007-1, Cl. A4	5.09	7/18/13	700,000	707,745
				2,374,845
Asset-Backed Ctfs./Credit Cards–.2%				
Bank One Issuance Trust,				
Ser. 2004-A1, Cl. A1	3.45	10/17/11	950,000	949,715
Bank One Issuance Trust,				
Ser. 2003-C3, Cl. C3	4.77	2/16/16	200,000	158,030
Citibank Credit Card Issuance				
Trust, Ser. 2005-A4, Cl. A4	4.40	6/20/14	500,000	490,531
				1,598,276
Asset-Backed Ctfs./				
Home Equity Loans–.3%				
Centex Home Equity,				
Ser. 2005-C, Cl. AF5	5.05	6/25/35	200,000 [a]	166,846
Countrywide Asset-Backed				
Certificates, Ser. 2006-11,				
Cl. 1AF4	6.30	9/25/46	1,030,000 [a]	893,306

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./ **Home Equity Loans (continued)**				
CPL Transition Funding, Ser. 2002-1, Cl. A4	5.96	7/15/15	550,000	570,611
Peco Energy Transition Trust, Ser. 1999-A, Cl. A7	6.13	3/1/09	73,526	74,215
				1,704,978
Automobile Manufacturers−.1%				
Daimler Finance North America, Gtd. Notes	7.30	1/15/12	400,000	427,313
Daimler Finance North America, Gtd. Notes	8.50	1/18/31	200,000	231,685
				658,998
Banks−3.3%				
Abbey National, Sub. Debs.	7.95	10/26/29	350,000	380,244
Bank of America, Sr. Unscd. Notes	5.13	11/15/14	350,000	350,910
Bank of America, Sr. Unscd. Notes	5.63	10/14/16	575,000	584,018
Bank of America, Sr. Unscd. Notes	5.75	12/1/17	750,000	765,605
Bank of America, Sub. Notes	7.80	2/15/10	500,000	528,637
Bank One, Sub. Notes	5.90	11/15/11	500,000	521,526
Bayerische Landesbank, Sub. Notes, Ser. G	5.88	12/1/08	300,000	306,376
BB & T, Sub. Notes	4.75	10/1/12	325,000	322,862
Dresdner Bank, Sub. Debs.	7.25	9/15/15	145,000	152,083
First Tennessee Bank, Sub. Notes	5.65	4/1/16	250,000	221,757
Fleet Financial Group, Sub. Notes	7.38	12/1/09	175,000	183,220
Golden West Financial, Sr. Unscd. Notes	4.75	10/1/12	1,000,000	967,289
HSBC Holdings, Sub. Notes	6.50	5/2/36	250,000	246,668

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Banks (continued)				
HSBC Holdings, Sub. Notes	6.50	9/15/37	430,000	423,038
HSBC Holdings, Sub. Notes	7.50	7/15/09	200,000	206,241
Inter-American Development Bank, Sr. Unscd. Notes	4.38	9/20/12	1,300,000	1,355,357
KeyBank, Sub. Notes	6.95	2/1/28	100,000	94,757
KFW, Gov't Gtd. Notes	3.25	3/30/09	1,250,000	1,247,524
KFW, Gov't Gtd. Bonds	4.13	10/15/14	1,200,000	1,230,538
KFW, Gov't Gtd. Notes	4.88	1/17/17	1,240,000	1,302,613
KFW, Gtd. Debs.	8.00	2/15/10	35,000	38,139
Korea Development Bank, Notes	5.50	11/13/12	350,000	357,497
National City Bank, Sr. Unscd. Notes	4.50	3/15/10	1,275,000	1,212,325
NationsBank, Sub. Notes	7.80	9/15/16	235,000	267,223
NB Capital Trust IV, Bank Gtd. Cap. Secs.	8.25	4/15/27	55,000	57,118
Oesterreichische Kontrollbank, Govt. Gtd. Notes	4.88	2/16/16	500,000	524,000
PNC Funding, Bank Gtd. Notes	5.25	11/15/15	225,000	213,608
Royal Bank of Scotland Group, Sub. Notes	6.38	2/1/11	410,000	423,007
Royal Bank of Scotland Group, Jr. Sub. Bonds	7.65	8/29/49	550,000 [a]	465,832
Sanwa Finance Aruba, Bank Gtd. Notes	8.35	7/15/09	150,000	156,611
SouthTrust, Sub. Notes	5.80	6/15/14	500,000	512,420
Sovereign Bancorp, Sr. Unscd. Notes	4.80	9/1/10	500,000 [a]	456,323

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Banks (continued)				
State Street Bank & Trust, Sub. Notes	5.25	10/15/18	200,000	192,449
Suntrust Capital VIII, Bank Gtd. Secs.	6.10	12/1/66	335,000 a	276,506
U.S. Bank, Sub. Notes	6.38	8/1/11	100,000	106,293
UBS, Sr. Unscd. Notes	5.88	12/20/17	760,000	776,340
Union Planters, Sr. Unscd. Notes	4.38	12/1/10	400,000	389,422
Wachovia Bank, Sub. Notes	5.00	8/15/15	250,000	242,188
Wachovia Bank, Sub. Notes	6.60	1/15/38	300,000	291,021
Washington Mutual Bank, Sub. Notes	5.13	1/15/15	400,000	340,462
Wells Fargo & Co., Sub. Notes	6.38	8/1/11	420,000	440,674
Wells Fargo Bank, Sub. Notes	5.75	5/16/16	750,000	777,425
Westpac Banking, Sub. Notes	4.63	6/1/18	500,000	476,341
Zions Bancorporation, Sub. Notes	6.00	9/15/15	250,000	227,393
				20,611,880
Building & Construction−.1%				
CRH America, Gtd. Notes	5.30	10/15/13	500,000	470,313
Masco, Sr. Unscd. Bonds	4.80	6/15/15	300,000	259,946
				730,259
Chemicals−.2%				
E.I. Du Pont De Nemours, Sr. Unscd. Notes	5.25	12/15/16	400,000	407,326
Lubrizol, Gtd. Notes	5.50	10/1/14	150,000	146,201
Potash of Saskatchewan, Unscd. Notes	7.75	5/31/11	200,000	219,062

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Chemicals (continued)				
Rohm & Haas, Sr. Unscd. Notes	7.85	7/15/29	430,000	479,457
				1,252,046
Commercial & Professional Services−.1%				
R.R. Donnelley & Sons, Sr. Unscd. Notes	4.95	5/15/10	750,000	**749,344**
Commercial Mortgage Pass-Through Ctfs.−4.6%				
Banc of America Commercial Mortgage, Ser. 2005-3, Cl. A4	4.67	7/10/43	1,000,000	963,773
Banc of America Commercial Mortgage, Ser. 2007-1, Cl. A4	5.45	1/15/49	1,000,000	973,405
Banc of America Commercial Mortgage, Ser. 2000-2, Cl. A2	7.20	9/15/32	600,000 [a]	622,264
Bear Stearns Commercial Mortgage Securities, Ser. 2005-PWR9, Cl. A4A	4.87	9/11/42	900,000	874,591
Bear Stearns Commercial Mortgage Securities, Ser. 2006-PW12, Cl. A4	5.89	9/11/38	850,000 [a]	857,394
Bear Stearns Commercial Mortgage Securities, Ser. 1999-WF2, Cl. A2	7.08	7/15/31	231,223	235,446
Chase Commercial Mortgage Securities, Ser. 2000-3, Cl. A2	7.32	10/15/32	447,918	466,796
Chase Commercial Mortgage Securities, Ser. 2000-2, Cl. A2	7.63	7/15/32	250,000	262,871
Citigroup/Deutsche Bank Commercial Mortgage Trust, Ser. 2005-CD1, Cl. A4	5.40	7/15/44	1,500,000 [a]	1,494,722
Commercial Mortgage Pass-Through Ctfs., Ser. 2005-LP5, Cl. A2	4.63	5/10/43	1,476,971	1,472,276
Credit Suisse Mortgage Capital Ctfs., Ser. 2006-C3, Cl. A3	6.02	6/15/38	500,000 [a]	507,286
CS First Boston Mortgage Securities, Ser. 2002-CKP1, Cl. A3	6.44	12/15/35	675,000	712,641
CS First Boston Mortgage Securities, Ser. 1999-C1, Cl. A2	7.29	9/15/41	747,269	767,187

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Commercial Mortgage Pass-Through Ctfs. (continued)				
GE Capital Commercial Mortgage, Ser. 2002-1A, Cl. A3	6.27	12/10/35	850,000	880,081
Greenwich Capital Commercial Funding, Ser. 2005-GG5, Cl. A5	5.22	4/10/37	1,000,000 [a]	992,326
GS Mortgage Securities II, Ser. 2005-GG4, Cl. A3	4.61	7/10/39	775,000	756,050
GS Mortgage Securities II, Ser. 2007-GG10, Cl. A4	5.99	8/10/45	1,000,000 [a]	1,000,468
Heller Financial Commercial Mortgage Asset, Ser. 1999-PH1, Cl. A2	6.85	5/15/31	559,390 [a]	564,248
J.P. Morgan Chase Commercial Mortgage Securities, Ser. 2004-CB8, Cl. A4	4.40	1/12/39	1,000,000	957,380
J.P. Morgan Chase Commercial Mortgage Securities, Ser. 2005-LDP3, Cl. A4A	4.94	8/15/42	600,000 [a]	585,067
J.P. Morgan Chase Commercial Mortgage Securities, Ser. 2007-LDPX, Cl. A3	5.42	1/15/49	1,200,000	1,163,207
J.P. Morgan Chase Commercial Mortgage Securities, Ser. 2006-CB14, Cl. A4	5.48	12/12/44	500,000 [a]	495,268
LB Commercial Conduit Mortgage Trust, Ser. 1999-C2, Cl. A2	7.33	10/15/32	193,788	198,148
LB-UBS Commercial Mortgage Trust, Ser. 2005-C3, Cl. AJ	4.84	7/15/40	500,000	451,118
LB-UBS Commercial Mortgage Trust, Ser. 2004-C6, Cl. A6	5.02	8/15/29	275,000 [a]	272,598
LB-UBS Commercial Mortgage Trust, Ser. 2007-C2, Cl. A3	5.43	2/15/40	1,200,000	1,167,068
LB-UBS Commercial Mortgage Trust, Ser. 2000-C3, Cl. A2	7.95	5/15/25	1,074,681 [a]	1,123,391
Merrill Lynch Mortgage Trust, Ser. 2003-KEY1, Cl. A4	5.24	11/12/35	500,000 [a]	499,276
Merrill Lynch/Countrywide Commercial Mortgage, Ser. 2007-7, Cl. A4	5.81	6/12/50	1,200,000 [a]	1,192,259
Morgan Stanley Capital I, Ser. 2004-T13, Cl. A4	4.66	9/13/45	1,000,000	983,882

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Commercial Mortgage Pass-Through Ctfs. (continued)				
Morgan Stanley Capital I, Ser. 2007-IQ14, Cl. A4	5.69	4/15/49	1,300,000 [a]	1,282,423
Morgan Stanley Capital I, Ser. 2006-HQ9, Cl. A4	5.73	7/12/44	500,000 [a]	501,512
Morgan Stanley Dean Witter Capital I, Ser. 2003-HQ2, Cl. A2	4.92	3/12/35	500,000	511,451
Salomon Brothers Mortgage Securities VII, Ser. 2000-C1, Cl. A2	7.52	12/18/09	294,548 [a]	303,786
Wachovia Bank Commercial Mortgage Trust, Ser. 2005-C20, Cl. A7	5.12	7/15/42	800,000 [a]	788,979
Wachovia Bank Commercial Mortgage Trust, Ser. 2004-C11, Cl. A5	5.22	1/15/41	800,000 [a]	798,437
Wachovia Bank Commercial Mortgage Trust, Ser. 2006-C27, Cl. A3	5.77	7/15/45	1,150,000 [a]	1,151,448
				28,830,523
Consumer Products—.2%				
Avon Products, Sr. Unscd. Notes	4.20	7/15/18	250,000	224,245
Procter & Gamble, Sr. Unscd. Notes	5.55	3/5/37	300,000	298,479
Procter & Gamble, Sr. Unscd. Notes	6.88	9/15/09	750,000	785,932
				1,308,656
Diversified Financial Services—4.7%				
AEP Texas Central Transition Funding, Sr. Scd. Bonds, Ser. A-4	5.17	1/1/18	250,000	240,135
American Express, Sr. Unscd. Notes	6.15	8/28/17	700,000	708,597
American General Finance, Notes	6.90	12/15/17	900,000	891,593
Bear Stearns, Sub. Notes	5.55	1/22/17	500,000 [b]	484,611
Bear Stearns, Sr. Unscd. Notes	7.25	2/1/18	270,000	295,720
Capital One Bank, Notes	4.25	12/1/08	275,000	272,782
Capital One Capital III, Gtd. Cap. Secs.	7.69	8/15/36	200,000	171,283

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Diversified Financial Services (continued)				
CIT Group Funding, Gtd. Notes	4.65	7/1/10	1,375,000 [a]	1,189,358
Citigroup, Sub. Notes	5.00	9/15/14	730,000	696,667
Citigroup, Sr. Unscd. Notes	6.00	2/21/12	750,000	767,179
Citigroup, Sr. Unscd. Notes	6.13	11/21/17	750,000	762,644
Citigroup, Sub. Notes	6.13	8/25/36	500,000	460,420
Citigroup, Sr. Unscd. Debs.	6.63	1/15/28	100,000	98,720
Countrywide Home Loans, Gtd. Notes, Ser. L	4.00	3/22/11	750,000	687,163
Credit Suisse USA, Gtd. Notes	5.50	8/15/13	1,000,000	1,019,393
Credit Suisse USA, Gtd. Notes	6.50	1/15/12	1,300,000	1,369,600
General Electric Capital, Sr. Unscd. Notes	5.00	1/8/16	375,000 [b]	371,520
General Electric Capital, Sr. Unscd. Notes, Ser. A	5.45	1/15/13	650,000	672,326
General Electric Capital, Sr. Unscd. Notes	5.63	9/15/17	1,000,000	1,020,703
General Electric Capital, Sr. Unscd. Notes	5.88	1/14/38	500,000	478,340
General Electric Capital, Sr. Unscd. Notes, Ser. A	6.75	3/15/32	585,000	621,339
General Electric Capital, Sr. Unscd. Debs.	8.30	9/20/09	15,000	15,926
Goldman Sachs Capital I, Gtd. Cap. Secs.	6.35	2/15/34	350,000	316,498
Goldman Sachs Group, Sr. Unscd. Notes	6.15	4/1/18	680,000	689,122
Goldman Sachs Group, Sr. Unscd. Notes	6.60	1/15/12	2,500,000	2,625,475
Goldman Sachs Group, Sub. Notes	6.75	10/1/37	630,000	619,280

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Diversified Financial Services (continued)				
Goldman Sachs Group, Sr. Unscd. Notes	7.35	10/1/09	100,000	103,959
Household Finance, Sr. Unscd. Notes	4.75	7/15/13	700,000	682,131
Household Finance, Sr. Unscd. Notes	8.00	7/15/10	630,000	664,890
International Lease Finance, Sr. Unscd. Notes	5.00	4/15/10	1,200,000	1,192,159
International Lease Finance, Sr. Unscd. Notes	5.65	6/1/14	350,000	336,597
Janus Capital Group, Sr. Unscd. Notes	6.25	6/15/12	75,000	74,709
Jefferies Group, Sr. Unscd. Debs.	6.25	1/15/36	200,000	151,546
JP Morgan Chase XVII, Gtd. Debs., Ser. Q	5.85	8/1/35	310,000	270,017
JPMorgan Chase & Co., Sub. Notes	5.13	9/15/14	1,225,000	1,210,843
JPMorgan Chase & Co., Sub. Notes	6.75	2/1/11	1,000,000	1,043,579
Lehman Brothers Holdings, Sub. Notes	6.50	7/19/17	1,000,000	984,025
Lehman Brothers Holdings, Sr. Unscd. Notes	6.63	1/18/12	650,000	661,276
Merrill Lynch & Co., Sr. Unscd. Notes	5.45	7/15/14	565,000	541,256
Merrill Lynch & Co., Sr. Unscd. Notes	6.05	8/15/12	960,000	958,089
Merrill Lynch & Co., Sub. Notes	6.05	5/16/16	575,000	552,576
Merrill Lynch & Co., Sr. Unscd. Notes	6.88	11/15/18	150,000	152,125
Morgan Stanley, Sr. Unscd. Notes	5.45	1/9/17	1,100,000	1,052,938
Morgan Stanley, Sr. Unscd. Notes	7.25	4/1/32	300,000	313,445
National Rural Utilities Cooperative Finance, Coll. Trust Notes	4.38	10/1/10	600,000	607,166

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Diversified Financial Services (continued)				
SLM,				
Sr. Unscd. Notes, Ser. A	5.00	4/15/15	450,000	370,985
Toyota Motor Credit,				
Unscd. Notes	4.35	12/15/10	150,000	152,213
				29,622,918
Diversified Metals & Mining−.3%				
Alcan,				
Debs.	7.25	3/15/31	350,000	373,816
Alcoa,				
Sr. Unscd. Notes	5.72	2/23/19	112,000	107,844
BHP Finance USA,				
Gtd. Notes	4.80	4/15/13	1,000,000	982,263
Inco,				
Unsub. Bonds	7.20	9/15/32	100,000	99,250
Noranda,				
Notes	5.50	6/15/17	165,000	154,898
Vale Overseas,				
Gtd. Notes	6.25	1/23/17	400,000	411,000
				2,129,071
Electric Utilities−1.4%				
Cincinnati Gas & Electric,				
Sr. Unscd. Bonds	5.70	9/15/12	185,000	190,992
Cleveland Electric Illumination,				
Sr. Unscd. Notes	5.70	4/1/17	150,000	144,065
Consolidated Edison of New York,				
Sr. Unscd. Debs.	6.20	6/15/36	200,000	198,510
Constellation Energy Group,				
Sr. Unscd. Notes	7.60	4/1/32	250,000	259,669
Consumers Energy,				
First Mortgage Bonds, Ser. P	5.50	8/15/16	200,000	198,854
Dominion Resources,				
Sr. Unscd. Notes, Ser. E	6.30	3/15/33	100,000	97,468
Duke Energy Carolinas,				
First Mortgage Bonds	6.00	1/15/38	350,000	352,097
Exelon,				
Sr. Unscd. Notes	4.90	6/15/15	500,000	468,893
FirstEnergy,				
Sr. Unscd. Notes, Ser. C	7.38	11/15/31	120,000	132,936

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Electric Utilities (continued)				
Florida Power & Light, First Mortgage Bonds	5.63	4/1/34	250,000	243,634
Hydro-Quebec, Gov't Gtd. Debs., Ser. HH	8.50	12/1/29	200,000	285,773
Hydro-Quebec, Gov't Gtd. Debs., Ser. HK	9.38	4/15/30	20,000	30,866
MidAmerican Energy Holdings, Sr. Unscd. Notes	5.88	10/1/12	950,000	991,412
NiSource Finance, Gtd. Notes	5.40	7/15/14	150,000	142,075
Ohio Power, Sr. Unscd. Notes, Ser. F	5.50	2/15/13	400,000	404,732
Oncor Electric Delivery, Sr. Unscd. Notes	7.00	5/1/32	250,000	242,772
Pacific Gas & Electric, Sr. Unscd. Bonds	6.05	3/1/34	465,000	463,988
Pacificorp, First Mortgage Bonds	5.75	4/1/37	235,000	226,156
PPL Electric Utilities, Sr. Scd. Bonds	6.25	8/15/09	300,000	308,120
Progress Energy, Sr. Unscd. Notes	7.10	3/1/11	500,000	531,123
Progress Energy, Sr. Unscd. Notes	7.75	3/1/31	400,000	474,794
Public Service Company of Colorado, First Mortgage Bonds, Ser. 10	7.88	10/1/12	350,000	394,996
Public Service Electric El & Gas, Scd. Notes, Ser. D	5.25	7/1/35	230,000	205,427
South Carolina Electric & Gas, First Mortgage Bonds	6.63	2/1/32	200,000	216,863
Southern California Edison, Sr. Unscd. Notes	6.65	4/1/29	450,000 [b]	473,730
Southern Power, Sr. Unscd. Notes, Ser. D	4.88	7/15/15	300,000	287,480
Virginia Electric & Power, Sr. Unscd. Notes, Ser. A	5.40	1/15/16	500,000	497,287
				8,464,712

STATEMENT OF INVESTMENTS (Unaudited) *(continued)*

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Food & Beverages—1.0%				
Anheuser-Busch Cos., Sr. Unscd. Bonds	5.00	1/15/15	1,000,000 b	1,008,252
Bottling Group, Gtd. Notes	4.63	11/15/12	350,000	355,133
Coca-Cola Enterprises, Sr. Unscd. Debs.	6.70	10/15/36	250,000 b	267,825
Coca-Cola Enterprises, Sr. Unscd. Debs.	8.50	2/1/22	100,000	123,316
ConAgra Foods, Sr. Unscd. Notes	7.00	10/1/28	350,000	349,402
Diageo Capital, Gtd. Notes	5.75	10/23/17	720,000	735,566
General Mills, Sr. Unscd. Notes	6.00	2/15/12	125,000	130,492
H.J. Heinz, Sr. Unscd. Debs.	6.38	7/15/28	100,000	96,258
Hershey, Sr. Unscd. Notes	5.30	9/1/11	750,000	775,053
Hershey, Sr. Unscd. Debs.	8.80	2/15/21	30,000	38,562
Kroger, Gtd. Notes	7.25	6/1/09	550,000	562,148
Nabisco, Sr. Unscd. Debs.	7.55	6/15/15	640,000	711,206
Safeway, Sr. Unscd. Notes	5.80	8/15/12	210,000	217,985
Sara Lee, Sr. Unscd. Notes	6.25	9/15/11	300,000	310,835
SYSCO, Sr. Unscd. Notes	5.38	9/21/35	350,000 b	324,054
Tyson Foods, Sr. Unscd. Notes	6.85	4/1/16	90,000 a	89,842
				6,095,929
Foreign/Governmental—2.2%				
Asian Development Bank, Sr. Unsub. Notes	4.50	9/4/12	750,000	779,405
European Investment Bank, Sr. Unscd. Notes	3.25	2/15/11	2,000,000 b	2,014,820
European Investment Bank, Sr. Unscd. Notes	4.63	5/15/14	500,000	520,254

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Foreign/Governmental (continued)				
European Investment Bank, Sr. Unscd. Bonds	4.63	10/20/15	350,000	360,225
European Investment Bank, Sr. Unscd. Bonds	4.88	1/17/17	350,000	368,979
International Bank for Reconstruction & Development, Notes	5.00	4/1/16	700,000	753,854
International Bank for Reconstruction & Development, Unsub. Bonds	7.63	1/19/23	175,000	231,706
Malaysia Government, Unsub. Notes	8.75	6/1/09	330,000	347,528
Province of British Columbia Canada, Bonds, Ser. USD-2	6.50	1/15/26	25,000	29,675
Province of Manitoba Canada, Debs., Ser. CB	8.80	1/15/20	10,000	13,769
Province of Ontario Canada, Unscd. Bonds	3.63	10/21/09	1,200,000 [b]	1,212,708
Province of Ontario Canada, Unsub. Bonds	5.50	10/1/08	500,000	506,559
Province of Quebec Canada, Unscd. Notes	4.60	5/26/15	700,000	720,555
Province of Quebec Canada, Debs., Ser. NJ	7.50	7/15/23	200,000 [b]	249,919
Province of Saskatchewan Canada, Debs.	7.38	7/15/13	500,000	580,564
Republic of Chile, Unsub. Bonds	5.50	1/15/13	350,000	366,555
Republic of Finland, Bonds	6.95	2/15/26	25,000	30,441
Republic of Italy, Sr. Unscd. Notes	5.38	6/15/33	550,000	562,910
Republic of Italy, Sr. Unscd. Notes	6.88	9/27/23	610,000	742,407
Republic of Poland, Unsub. Notes	5.25	1/15/14	250,000	263,942
Republic of South Africa, Notes	6.50	6/2/14	170,000 [b]	180,200
United Mexican States, Sr. Unscd. Notes	5.63	1/15/17	590,000 [b]	621,565

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Foreign/Governmental (continued)				
United Mexican States, Sr. Unscd. Notes, Ser. A	6.75	9/27/34	550,000	610,225
United Mexican States, Notes	9.88	2/1/10	1,525,000	1,701,138
				13,769,903
Health Care—.8%				
Amgen, Sr. Unscd. Notes	5.85	6/1/17	400,000	403,480
Astrazeneca, Sr. Unsub. Notes	6.45	9/15/37	450,000	487,888
Eli Lilly & Co., Sr. Unscd. Notes	7.13	6/1/25	200,000	229,824
GlaxoSmithKline Capital, Gtd. Notes	4.38	4/15/14	500,000	494,954
Johnson & Johnson, Unscd. Debs.	4.95	5/15/33	170,000	157,696
Merck & Co., Sr. Unscd. Debs.	6.40	3/1/28	150,000	159,981
Quest Diagnostics, Gtd. Notes	5.45	11/1/15	500,000	474,019
Schering-Plough, Sr. Unscd. Bonds	5.55	12/1/13	1,000,000 [a]	1,025,687
Teva Pharmaceutical Finance, Gtd. Notes	6.15	2/1/36	85,000	84,923
UnitedHealth Group, Sr. Unscd. Notes	5.00	8/15/14	300,000	286,319
WellPoint, Sr. Unscd. Bonds	5.25	1/15/16	375,000	355,396
Wellpoint, Sr. Unscd. Notes	6.80	8/1/12	300,000	314,177
Wyeth, Sr. Unscd. Notes	5.95	4/1/37	200,000	198,758
Wyeth, Sr. Unscd. Notes	6.50	2/1/34	200,000	209,896
				4,882,998
Industrial—.1%				
Continental Airlines, Pass-Through Certificates, Ser. 974A	6.90	7/2/19	195,781	188,439

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Industrial (continued)				
Mohawk Industries, Sr. Unscd. Notes	6.13	1/15/16	70,000	67,561
US Steel, Sr. Unscd. Notes	5.65	6/1/13	250,000	244,350
USA Waste Services, Sr. Unscd. Notes	7.00	7/15/28	150,000	152,999
				653,349
Machinery−.2%				
Caterpillar, Sr. Unscd. Debs.	6.05	8/15/36	375,000	379,803
Deere & Co., Sr. Unscd. Notes	6.95	4/25/14	625,000	684,771
				1,064,574
Manufacturing−.1%				
General Electric, Sr. Unscd. Notes	5.00	2/1/13	500,000	510,592
Tyco International Group, Gtd. Notes	6.88	1/15/29	235,000	226,446
				737,038
Media−.6%				
AOL Time Warner, Gtd. Notes	7.63	4/15/31	300,000	322,824
AT & T Broadband, Gtd. Notes	9.46	11/15/22	304,000	370,545
Comcast Cable Communications, Gtd. Notes	6.75	1/30/11	600,000	623,139
Comcast, Gtd. Notes	6.45	3/15/37	200,000	199,563
COX Communications, Bonds	5.50	10/1/15	450,000	445,789
News America Holdings, Gtd. Debs.	8.25	8/10/18	150,000	170,683
News America, Gtd. Notes	6.20	12/15/34	250,000	243,472
Time Warner, Gtd. Debs.	6.50	11/15/36	200,000	189,219
Time Warner, Gtd. Debs.	6.95	1/15/28	325,000	326,481

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Media (continued)				
Viacom, Gtd. Debs.	5.50	5/15/33	250,000	203,111
Viacom, Sr. Unscd. Notes	6.88	4/30/36	150,000	150,723
Walt Disney, Sr. Unscd. Notes	7.00	3/1/32	150,000	171,264
Walt Disney, Sr. Unscd. Debs.	7.55	7/15/93	100,000	115,977
				3,532,790
Oil & Gas−1.3%				
Amerada Hess, Sr. Unscd. Bonds	7.88	10/1/29	125,000	149,871
Anadarko Finance, Gtd. Notes, Ser. B	6.75	5/1/11	300,000	317,087
Anadarko Petroleum, Sr. Unscd. Notes	5.95	9/15/16	350,000	360,533
Apache, Sr. Unscd. Notes	6.00	1/15/37	380,000	383,345
Canadian Natural Resources, Sr. Unscd. Notes	4.90	12/1/14	350,000	340,109
ConocoPhillips, Gtd. Notes	5.90	10/15/32	500,000	510,091
ConocoPhillips, Sr. Unscd. Notes	8.75	5/25/10	200,000	219,870
Devon Financing, Gtd. Debs.	7.88	9/30/31	275,000	335,582
Enterprise Products Operating, Gtd. Notes, Ser. B	5.60	10/15/14	335,000	332,001
Marathon Oil, Sr. Unscd. Notes	6.60	10/1/37	350,000	356,155
Nexen, Sr. Unscd. Notes	5.20	3/10/15	150,000	147,149
Oneok, Unscd. Notes	5.20	6/15/15	200,000	191,325
PanCanadian Petroleum, Bonds	7.20	11/1/31	150,000	162,442
Pemex Project Funding Master Trust, Gtd. Notes	7.38	12/15/14	400,000	458,491
Petro-Canada, Sr. Unscd. Notes	4.00	7/15/13	450,000	429,312

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Oil & Gas (continued)				
Sempra Energy,				
Sr. Unscd. Notes	7.95	3/1/10	500,000	528,917
Shell International Finance,				
Gtd. Notes	5.63	6/27/11	500,000	531,062
Spectra Energy,				
Sr. Unscd. Notes	8.00	10/1/19	225,000	249,464
Suncor Energy,				
Sr. Unscd. Notes	6.50	6/15/38	100,000	99,912
Talisman Energy,				
Unscd. Notes	6.25	2/1/38	200,000	184,677
Tennessee Gas Pipeline,				
Sr. Unscd. Debs.	7.00	10/15/28	390,000	390,626
Trans-Canada Pipelines,				
Sr. Notes	5.85	3/15/36	200,000	184,405
Transocean,				
Sr. Unscd. Notes	7.50	4/15/31	150,000	165,551
Valero Energy,				
Sr. Unscd. Notes	6.63	6/15/37	115,000	112,381
Valero Energy,				
Sr. Unscd. Notes	7.50	4/15/32	70,000	72,662
XTO Energy,				
Sr. Unscd. Notes	4.90	2/1/14	800,000	786,669
				7,999,689
Paper & Forest Products–.1%				
International Paper,				
Sr. Unscd. Notes	6.75	9/1/11	200,000	203,773
MeadWestvaco,				
Gtd. Notes	6.85	4/1/12	500,000	507,522
				711,295
Pipelines–.2%				
Energy Transfer Partners,				
Sr. Unscd. Bonds	7.50	7/1/38	375,000	402,661
Kinder Morgan Energy Partners,				
Sr. Unscd. Notes	7.40	3/15/31	350,000	364,377
ONEOK Partners,				
Gtd. Notes	6.15	10/1/16	545,000	546,520
				1,313,558
Property & Casualty Insurance–.8%				
Aetna,				
Sr. Unscd. Notes	6.63	6/15/36	300,000	290,919

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Property & Casualty Insurance (continued)				
Aetna, Gtd. Debs.	7.63	8/15/26	50,000	55,098
Allstate, Sr. Unscd. Notes	5.55	5/9/35	175,000	154,658
Allstate, Sr. Unscd. Debs.	6.75	5/15/18	350,000	379,567
American International Group, Sr. Unscd. Notes	5.60	10/18/16	600,000	596,645
AON Capital Trust A, Gtd. Cap. Secs.	8.21	1/1/27	70,000	66,166
AXA, Sub. Bonds	8.60	12/15/30	165,000	184,093
Berkshire Hathaway Finance, Gtd. Notes	4.85	1/15/15	200,000	201,807
CNA Financial, Sr. Unscd. Notes	6.50	8/15/16	100,000	98,474
GE Global Insurance Holdings, Sr. Unscd. Notes	7.00	2/15/26	150,000	152,134
Hartford Financial Services Group, Sr. Unscd. Notes	6.30	3/15/18	580,000	601,269
Marsh & McLennan Cos., Sr. Unscd. Bonds	5.88	8/1/33	200,000	167,025
MetLife, Sr. Unscd. Notes	6.13	12/1/11	260,000	274,847
MetLife, Sr. Unscd. Notes	6.38	6/15/34	200,000	198,631
Nationwide Financial Services, Sr. Notes	6.25	11/15/11	350,000	361,159
Principal Financial Group, Gtd. Notes	6.05	10/15/36	225,000	206,643
Progressive, Sr. Unscd. Notes	6.63	3/1/29	100,000	101,862
Prudential Financial, Sr. Unscd. Notes, Ser. B	4.75	4/1/14	350,000	339,819
St. Paul Travelers Cos., Sr. Unscd. Notes	5.50	12/1/15	200,000	198,108
Torchmark, Sr. Unscd. Bonds	8.25	8/15/09	150,000	158,237

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Property & Casualty Insurance (continued)				
Willis North America, Gtd. Notes	6.20	3/28/17	335,000	327,491
				5,114,652
Real Estate Investment Trusts—.3%				
Boston Properties, Sr. Unscd. Notes	5.00	6/1/15	500,000	466,456
Brandywine Operating Partnership, Gtd. Notes	5.75	4/1/12	130,000	122,345
ERP Operating, Sr. Unscd. Notes	5.20	4/1/13	600,000 b	576,231
iStar Financial, Sr. Unscd. Notes, Ser. 1	5.88	3/15/16	185,000	155,633
Regency Centers, Gtd. Notes	5.88	6/15/17	200,000	179,550
Simon Property Group, Sr. Unscd. Notes	6.35	8/28/12	400,000	404,529
				1,904,744
Retail—.9%				
Costco Wholesale, Sr. Unscd. Notes	5.50	3/15/17	500,000	511,042
CVS Caremark, Sr. Unscd. Notes	6.25	6/1/27	500,000	496,944
Home Depot, Sr. Unscd. Notes	3.75	9/15/09	1,000,000	981,441
J.C. Penney, Sr. Unscd. Notes	8.00	3/1/10	350,000	361,247
Macy's Retail Holdings, Gtd. Notes	6.70	7/15/34	200,000	164,812
Macy's Retail Holdings, Gtd. Debs.	7.45	7/15/17	350,000	334,625
Starbucks, Sr. Unscd. Bonds	6.25	8/15/17	750,000	746,526
Target, Sr. Unscd. Notes	5.38	5/1/17	400,000	400,562
Target, Sr. Unscd. Debs.	7.00	7/15/31	125,000	125,854

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Retail (continued)				
Wal-Mart Stores, Sr. Unscd. Notes	5.25	9/1/35	400,000	359,660
Wal-Mart Stores, Sr. Unscd. Notes	6.50	8/15/37	400,000	425,941
Xerox, Sr. Unscd. Notes	6.75	2/1/17	750,000	779,157
				5,687,811
State/Territory Gen Oblg–.1%				
State of Illinois Taxable Pension Funding, Bonds	5.10	6/1/33	450,000	**432,977**
Technology–.4%				
Electronic Data Systems, Sr. Unscd. Notes, Ser. B	6.50	8/1/13	125,000 [a]	127,518
International Business Machines, Sr. Unscd. Notes	5.70	9/14/17	600,000	626,257
International Business Machines, Sr. Unscd. Debs., Ser. A	7.50	6/15/13	75,000	84,769
International Business Machines, Sr. Unscd. Notes	8.38	11/1/19	300,000	378,177
Oracle, Sr. Unscd. Notes	5.00	1/15/11	1,000,000	1,024,225
				2,240,946
Telecommunications–2.1%				
America Movil, Unscd. Notes	6.38	3/1/35	100,000	98,525
AT & T Wireless Services, Sr. Unscd. Notes	8.13	5/1/12	250,000	277,792
AT & T Wireless, Sr. Unscd. Notes	7.88	3/1/11	1,125,000	1,217,803
AT&T, Gtd. Notes	8.00	11/15/31	370,000 [a]	446,317
BellSouth Telecommunications, Unscd. Debs.	6.38	6/1/28	550,000	551,142
British Telecommunications, Sr. Unscd. Notes	5.95	1/15/18	580,000	582,228
British Telecommunications, Sr. Unscd. Notes	9.13	12/15/30	150,000 [a]	192,962
Cisco Systems, Sr. Unscd. Notes	5.50	2/22/16	500,000	518,718

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Telecommunications (continued)				
Comcast, Gtd. Notes	6.95	8/15/37	365,000	387,032
Deutsche Telekom International Finance, Gtd. Bonds	8.25	6/15/30	300,000 [a]	373,194
Embarq, Sr. Unscd. Notes	8.00	6/1/36	150,000	148,152
France Telecom, Sr. Unsub. Notes	8.50	3/1/31	220,000 [a]	284,364
KPN, Sr. Unsub. Bonds	8.38	10/1/30	250,000	299,650
Motorola, Sr. Unscd. Debs.	7.50	5/15/25	150,000	132,876
New Jersey Bell Telephone, Sr. Unscd. Bonds	8.00	6/1/22	25,000	28,283
Pacific-Bell, Gtd. Bonds	7.13	3/15/26	310,000	320,096
SBC Communications, Sr. Unscd. Notes	5.88	8/15/12	775,000	806,960
Sprint Capital, Gtd. Notes	7.63	1/30/11	1,500,000	1,422,102
Telecom Italia Capital, Gtd. Notes	5.25	11/15/13	900,000	863,927
Telecom Italia Capital, Gtd. Notes	6.38	11/15/33	200,000	186,205
Telefonica Emisiones, Gtd. Notes	7.05	6/20/36	200,000	219,329
Telefonica Europe, Gtd. Notes	7.75	9/15/10	200,000	214,626
Time Warner Cable, Gtd. Debs.	6.55	5/1/37	350,000	348,824
U.S. West Communications, Sr. Unscd. Debs.	6.88	9/15/33	215,000	183,825
Verizon Global Funding, Sr. Unscd. Notes	7.25	12/1/10	500,000	535,169
Verizon Global Funding, Sr. Unscd. Notes	7.38	9/1/12	500,000	549,364
Verizon Global Funding, Sr. Unscd. Notes	7.75	12/1/30	600,000	683,751

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Telecommunications (continued)				
Vodafone Group, Sr. Unscd. Notes	5.63	2/27/17	500,000	503,025
Vodafone Group, Sr. Unscd. Notes	7.75	2/15/10	580,000	612,320
				12,988,561
Transportation−.3%				
Burlington Northern Santa Fe, Unscd. Debs.	7.00	12/15/25	100,000	105,567
Canadian National Railway, Unscd. Notes	6.90	7/15/28	100,000	106,127
CSX, Sr. Unscd. Bonds	6.15	5/1/37	200,000	178,678
FedEx, Sr. Unscd. Notes	9.65	6/15/12	225,000	263,015
Norfolk Southern, Sr. Unscd. Notes	5.59	5/17/25	10,000	9,349
Norfolk Southern, Sr. Unscd. Notes	7.80	5/15/27	250,000	286,209
Union Pacific, Sr. Unscd. Debs.	6.63	2/1/29	200,000	205,514
United Parcel Service of America, Sr. Unscd. Debs.	8.38	4/1/30	10,000 [a]	12,574
United Parcel Service, Sr. Unscd. Notes	6.20	1/15/38	425,000	448,587
				1,615,620
U.S. Government Agencies−10.4%				
Federal Farm Credit Bank, Bonds	5.13	8/25/16	350,000	372,987
Federal Home Loan Bank, Bonds	5.00	11/17/17	1,000,000	1,056,268
Federal Home Loan Banks, Bonds, Ser. 455	3.00	4/15/09	5,675,000	5,693,041
Federal Home Loan Banks, Bonds, Ser. 498	3.88	1/15/10	4,625,000	4,704,643
Federal Home Loan Banks, Bonds, Ser. 567	4.38	9/17/10	1,650,000	1,707,039
Federal Home Loan Banks, Bonds	4.75	12/16/16	1,000,000	1,040,127

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
U.S. Government Agencies (continued)				
Federal Home Loan Banks, Bonds	4.88	11/18/11	3,000,000	3,170,661
Federal Home Loan Banks, Bonds	5.13	8/14/13	1,260,000	1,348,181
Federal Home Loan Banks, Bonds	5.50	7/15/36	180,000	195,673
Federal Home Loan Mortgage Corp., Notes	4.00	12/15/09	2,350,000	2,392,124
Federal Home Loan Mortgage Corp., Notes	4.38	7/17/15	1,985,000	2,024,507
Federal Home Loan Mortgage Corp., Notes	4.75	1/18/11	1,250,000	1,305,246
Federal Home Loan Mortgage Corp., Notes	4.88	11/15/13	1,000,000	1,057,869
Federal Home Loan Mortgage Corp., Notes	5.13	7/15/12	1,000,000	1,066,429
Federal Home Loan Mortgage Corp., Notes	5.13	10/18/16	750,000	797,485
Federal Home Loan Mortgage Corp., Notes	5.13	11/17/17	650,000	687,661
Federal Home Loan Mortgage Corp., Notes	5.50	9/15/11	500,000	536,673
Federal Home Loan Mortgage Corp., Notes	5.75	1/15/12	2,500,000	2,714,445
Federal Home Loan Mortgage Corp., Sub. Notes	5.88	3/21/11	650,000	692,567
Federal Home Loan Mortgage Corp., Notes	6.25	7/15/32	650,000	773,022
Federal Home Loan Mortgage Corp., Bonds	6.75	9/15/29	400,000	491,546
Federal Home Loan Mortgage Corp., Notes	6.88	9/15/10	2,500,000	2,726,090
Federal National Mortgage Association, Bonds	4.38	3/15/13	1,750,000	1,810,767
Federal National Mortgage Association, Notes	4.38	10/15/15	850,000	866,449
Federal National Mortgage Association, Notes	4.63	10/15/14	1,500,000	1,565,277

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
U.S. Government Agencies (continued)				
Federal National Mortgage Association, Notes	5.25	1/15/09	7,525,000	7,663,972
Federal National Mortgage Association, Sub. Notes	5.25	8/1/12	1,000,000	1,037,521
Federal National Mortgage Association, Notes	5.25	9/15/16	1,225,000	1,310,688
Federal National Mortgage Association, Notes	5.38	11/15/11	1,250,000	1,341,796
Federal National Mortgage Association, Notes	5.38	6/12/17	360,000	389,816
Federal National Mortgage Association, Notes	5.50	3/15/11	1,200,000	1,275,100
Federal National Mortgage Association, Notes	6.00	5/15/11	2,000,000	2,154,826
Federal National Mortgage Association, Bonds	6.25	5/15/29	1,300,000	1,520,279
Federal National Mortgage Association, Notes	6.63	11/15/10	2,500,000	2,724,800
Federal National Mortgage Association, Notes	7.25	1/15/10	1,450,000	1,555,851
Financing (FICO), Bonds	8.60	9/26/19	40,000	54,416
Financing (FICO), Bonds, Ser. E	9.65	11/2/18	510,000	733,196
Tennessee Valley Authority, Notes, Ser. C	4.75	8/1/13	750,000	785,877
Tennessee Valley Authority, Bonds, Ser. C	6.00	3/15/13	1,750,000	1,927,891
				65,272,806
U.S. Government Agencies/ Mortgage-Backed—37.3%				
Federal Home Loan Mortgage Corp.:				
4.00%, 9/1/08–9/1/18			1,152,320	1,119,741
4.13%, 2/1/35			1,101,216 a	1,126,293
4.50%, 5/1/10–1/1/37			7,377,619	7,234,725
4.58%, 3/1/34			1,017,926 a	1,026,623
4.64%, 2/1/34			1,114,066 a	1,118,599
4.68%, 8/1/35			747,877 a	756,203
5.00%			1,250,000 c	1,257,226

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
U.S. Government Agencies/Mortgage-Backed (continued)		
Federal Home Loan Mortgage Corp. (continued):		
5.00%, 12/1/17−4/1/38	20,268,165	20,083,467
5.32%, 3/1/37	582,803 a	593,994
5.50%, 9/1/09−3/1/38	27,158,728	27,424,946
5.51%, 2/1/37	1,792,199 a	1,826,831
5.65%, 4/1/36	1,076,158 a	1,095,103
6.00%, 12/1/13−1/1/38	16,598,068	17,018,062
6.50%, 3/1/11−11/1/37	4,753,824	4,937,123
7.00%, 9/1/11−7/1/34	433,658	460,402
7.50%, 7/1/10−11/1/33	221,643	238,184
8.00%, 5/1/26−10/1/31	102,207	110,736
8.50%, 6/1/30	3,116	3,457
Federal National Mortgage Association:		
3.82%, 6/1/34	675,820 a	682,464
4.33%, 6/1/34	220,108 a	220,613
4.33%, 1/1/35	884,100 a	904,373
4.50%	600,000 c	571,313
4.86%, 9/1/35	1,676,167 a	1,700,222
5.00%	3,700,000 c	3,664,329
5.19%, 11/1/36	780,274 a	791,103
5.48%, 2/1/37	1,398,680 a	1,426,614
5.50%	3,300,000 c	3,318,048
4.00%, 9/1/18−10/1/20	1,727,231	1,670,182
4.50%, 4/1/18−8/1/35	6,906,294	6,798,450
5.00%, 5/1/10−1/1/38	24,632,524	24,391,589
5.50%, 1/1/17−2/1/38	35,270,114	35,572,620
6.00%, 6/1/11−1/1/38	26,494,010	27,152,708
6.50%, 1/1/11−8/1/37	8,110,127	8,423,135
7.00%, 8/1/08−3/1/38	3,394,061	3,578,252
7.50%, 8/1/15−3/1/32	296,625	320,116
8.00%, 5/1/27−10/1/30	39,512	42,846
8.50%, 2/1/25	4,185	4,596
9.00%, 10/1/30	4,079	4,516
Government National Mortgage Association I:		
4.50%, 6/15/19−8/15/33	842,187	825,735
5.00%, 3/15/18−5/15/37	4,094,071	4,065,603
5.50%, 2/15/33−1/15/38	8,210,264	8,324,449
6.00%, 4/15/17−10/15/37	7,348,948	7,567,777
6.50%, 9/15/08−10/15/37	3,055,962	3,178,165
7.00%, 10/15/11−8/15/32	291,335	312,037
7.50%, 12/15/26−10/15/32	139,293	150,030

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
U.S. Government Agencies/Mortgage-Backed (continued)		
Government National Mortgage Association I (continued):		
8.00%, 8/15/24–3/15/32	52,108	57,087
8.50%, 10/15/26	19,361	21,331
9.00%, 2/15/22–2/15/23	13,997	15,386
		233,187,404
U.S. Government Securities−23.5%		
U.S. Treasury Bonds:		
4.50%, 2/15/36	1,955,000 b	1,958,972
4.75%, 2/15/37	680,000 b	708,741
5.00%, 5/15/37	650,000 b	704,641
5.38%, 2/15/31	2,310,000 b	2,599,653
5.50%, 8/15/28	2,000,000 b	2,259,844
6.13%, 8/15/29	1,400,000 b	1,706,907
6.25%, 8/15/23	2,450,000 b	2,949,381
6.50%, 11/15/26	770,000 b	963,282
7.13%, 2/15/23	1,575,000	2,041,718
7.25%, 5/15/16	2,300,000 b	2,878,953
7.25%, 8/15/22	870,000 b	1,135,350
7.88%, 2/15/21	3,130,000 b	4,233,816
8.00%, 11/15/21	790,000 b	1,086,806
8.13%, 8/15/19	1,850,000 b	2,515,422
8.75%, 5/15/17	775,000 b	1,065,564
8.75%, 5/15/20	775,000 b	1,107,342
8.88%, 8/15/17	2,725,000 b	3,787,537
9.00%, 11/15/18	660,000 b	941,995
11.25%, 2/15/15	3,525,000 b	5,210,944
12.50%, 8/15/14	40,000	45,109
U.S. Treasury Notes:		
2.50%, 3/31/13	2,600,000 b	2,537,844
2.88%, 1/31/13	3,495,000 b	3,473,432
3.13%, 9/15/08	500,000 b	503,086
3.25%, 12/31/09	5,500,000 b	5,594,105
3.50%, 2/15/18	2,100,000 b	2,056,032
3.63%, 5/15/13	2,400,000 b	2,467,313
3.88%, 2/15/13	2,500,000 b	2,597,657

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
U.S. Government Securities (continued)		
U.S. Treasury Notes (continued):		
4.00%, 11/15/12	2,700,000 b	2,826,986
4.00%, 2/15/14	5,000,000 b	5,225,785
4.13%, 8/31/12	1,200,000 b	1,256,251
4.25%, 8/15/13	4,720,000 b	4,990,295
4.25%, 11/15/13	3,921,000 b	4,150,441
4.38%, 8/15/12	225,000 b	238,940
4.50%, 2/28/11	3,500,000 b	3,698,790
4.50%, 11/30/11	3,500,000 b	3,721,214
4.50%, 3/31/12	2,950,000 b	3,132,301
4.63%, 2/15/17	1,300,000 b	1,391,204
4.75%, 11/15/08	2,600,000 b	2,643,469
4.75%, 3/31/11	1,800,000 b	1,916,438
4.75%, 5/15/14	3,000,000 b	3,262,503
4.75%, 8/15/17	2,000,000 b	2,155,314
4.88%, 4/30/11	3,800,000 b	4,064,518
4.88%, 5/31/11	3,200,000 b	3,426,502
4.88%, 7/31/11	4,500,000 b	4,820,630
4.88%, 2/15/12	2,400,000 b	2,585,251
5.00%, 2/15/11	3,400,000 b	3,640,659
5.00%, 8/15/11	3,250,000 b	3,502,385
5.13%, 5/15/16	700,000 b	775,195
5.75%, 8/15/10	3,800,000 b	4,093,314
6.00%, 8/15/09	14,275,000 b	14,985,409
6.50%, 2/15/10	5,100,000 b	5,480,511
		147,115,751
Total Bonds and Notes		
(cost $612,375,369)		**618,280,969**

Other Investment—1.4%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund		
(cost $8,971,000)	8,971,000 d	**8,971,000**

Investment of Cash Collateral for Securities Loaned—21.6%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $135,164,003)	135,164,003 d	**135,164,003**
Total Investments (cost $756,510,372)	**121.9%**	**762,415,972**
Liabilities, Less Cash and Receivables	**(21.9%)**	**(136,920,603)**
Net Assets	**100.0%**	**625,495,369**

a   *Variable rate security—interest rate subject to periodic change.*
b   *All or a portion of these securities are on loan. At April 30, 2008, the total market value of the fund's securities on loan is $156,353,949 and the total market value of the collateral held by the fund is $160,845,429, consisting of cash collateral of $135,164,003, U.S. Government and Agency securities valued at $14,915,226, and Letters of Credit valued at $10,766,200.*
c   *Purchased on a forward commitment basis.*
d   *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
U.S. Government & Agencies	71.2	Foreign/Governmental	2.2
Money Market Investments	23.0	State/Government	
Corporate Bonds	19.9	General Obligations	.1
Asset/Mortgage-Backed	5.5		**121.9**

†   *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

April 30, 2008 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $156,353,949)–Note 1(b):		
Unaffiliated issuers	612,375,369	618,280,969
Affiliated issuers	144,135,003	144,135,003
Cash		156,920
Receivable for investment securities sold		12,141,222
Dividends and interest receivable		6,112,174
Receivable for shares of Capital Stock subscribed		1,273,291
		782,099,579
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		136,030
Liability for securities on loan–Note 1(b)		135,164,003
Payable for investment securities purchased		20,818,585
Payable for shares of Capital Stock redeemed		485,476
Interest payable–Note 2		116
		156,604,210
Net Assets ($)		**625,495,369**
Composition of Net Assets ($):		
Paid-in capital		621,580,673
Accumulated distributions in excess of investment income–net		(49,516)
Accumulated net realized gain (loss) on investments		(1,941,388)
Accumulated net unrealized appreciation (depreciation) on investments		5,905,600
Net Assets ($)		**625,495,369**

Net Asset Value Per Share

	Investor Shares	BASIC Shares
Net Assets ($)	363,687,972	261,807,397
Shares Outstanding	35,659,562	25,657,526
Net Asset Value Per Share ($)	**10.20**	**10.20**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended April 30, 2008 (Unaudited)

Investment Income ($):	
Income:	
Interest	14,037,302
Cash dividends;	
Affiliated issuers	161,840
Income from securities lending	398,412
Total Income	**14,597,554**
Expenses:	
Management fee–Note 3(a)	428,326
Distribution fees (Investor Shares)–Note 3(b)	409,035
Directors' fees–Note 3(a)	22,645
Loan commitment fees–Note 2	910
Total Expenses	**860,916**
Less–Directors' fees reimbursed by the Manager	(22,645)
Net Expenses	**838,271**
Investment Income–Net	**13,759,283**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	1,675,932
Net unrealized appreciation (depreciation) on investments	6,873,945
Net Realized and Unrealized Gain (Loss) on Investments	**8,549,877**
Net Increase in Net Assets Resulting from Operations	**22,309,160**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended April 30, 2008 (Unaudited)	Year Ended October 31, 2007
Operations ($):		
Investment income–net	13,759,283	22,653,325
Net realized gain (loss) on investments	1,675,932	(157,819)
Net unrealized appreciation (depreciation) on investments	6,873,945	1,534,763
Net Increase (Decrease) in Net Assets Resulting from Operations	**22,309,160**	**24,030,269**
Dividends to Shareholders from ($):		
Investment income–net:		
Investor Shares	(7,744,655)	(11,482,656)
BASIC Shares	(6,081,842)	(11,353,172)
Total Dividends	**(13,826,497)**	**(22,835,828)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Investor Shares	118,962,167	170,848,549
BASIC Shares	71,190,319	117,425,056
Dividends reinvested:		
Investor Shares	7,562,869	11,189,881
BASIC Shares	3,114,541	5,714,132
Cost of shares redeemed:		
Investor Shares	(65,583,986)	(110,003,537)
BASIC Shares	(62,954,968)	(74,885,473)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**72,290,942**	**120,288,608**
Total Increase (Decrease) in Net Assets	**80,773,605**	**121,483,049**
Net Assets ($):		
Beginning of Period	544,721,764	423,238,715
End of Period	**625,495,369**	**544,721,764**
Undistributed (distributions in excess of) investment income–net	(49,516)	17,698

	Six Months Ended April 30, 2008 (Unaudited)	Year Ended October 31, 2007
Capital Share Transactions:		
Investor Shares		
Shares sold	11,641,228	17,120,327
Shares issued for dividends reinvested	738,722	1,121,581
Shares redeemed	(6,422,172)	(11,045,132)
Net Increase (Decrease) in Shares Outstanding	**5,957,778**	**7,196,776**
BASIC Shares		
Shares sold	6,971,518	11,789,633
Shares issued for dividends reinvested	303,985	572,731
Shares redeemed	(6,196,451)	(7,507,754)
Net Increase (Decrease) in Shares Outstanding	**1,079,052**	**4,854,610**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Investor Shares	Six Months Ended April 30, 2008 (Unaudited)	Year Ended October 31,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	10.03	10.02	10.01	10.38	10.35	10.38
Investment Operations:						
Investment income—net[a]	.24	.47	.45	.41	.41	.40
Net realized and unrealized gain (loss) on investments	.17	.02	.02	(.34)	.10	.02
Total from Investment Operations	.41	.49	.47	.07	.51	.42
Distributions:						
Dividends from investment income—net	(.24)	(.48)	(.46)	(.43)	(.43)	(.45)
Dividends from net realized gain on investments	–	–	–	(.01)	(.05)	(.00)[b]
Total Distributions	(.24)	(.48)	(.46)	(.44)	(.48)	(.45)
Net asset value, end of period	10.20	10.03	10.02	10.01	10.38	10.35
Total Return (%)	4.11[c]	4.99	4.79	.72	5.02	4.10
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.41[d]	.41	.40	.40	.40	.40
Ratio of net expenses to average net assets	.40[d]	.40	.40	.40	.40	.40
Ratio of net investment income to average net assets	4.71[d]	4.73	4.53	4.06	3.94	3.77
Portfolio Turnover Rate	15.72[c]	42.83[e]	31.05	46.96	44.84	99.57
Net Assets, end of period ($ x 1,000)	363,688	297,998	225,507	211,701	208,234	218,731

[a] Based on average shares outstanding at each month end.
[b] Amount represents less than $.01.
[c] Not annualized.
[d] Annualized.
[e] The portfolio turnover rate excluding mortgage dollar roll transactions for the period ended October 31, 2007 was 41.80%.

See notes to financial statements.

FINANCIAL HIGHLIGHTS *(continued)*

BASIC Shares	Six Months Ended April 30, 2008 (Unaudited)	Year Ended October 31, 2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	10.04	10.03	10.02	10.39	10.36	10.39
Investment Operations:						
Investment income—net[a]	.25	.50	.47	.44	.43	.43
Net realized and unrealized gain (loss) on investments	.16	.01	.02	(.34)	.11	.02
Total from Investment Operations	.41	.51	.49	.10	.54	.45
Distributions:						
Dividends from investment income—net	(.25)	(.50)	(.48)	(.46)	(.46)	(.48)
Dividends from net realized gain on investments	–	–	–	(.01)	(.05)	(.00)[b]
Total Distributions	(.25)	(.50)	(.48)	(.47)	(.51)	(.48)
Net asset value, end of period	10.20	10.04	10.03	10.02	10.39	10.36
Total Return (%)	4.14[c]	5.25	5.06	.97	5.29	4.36
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.16[d]	.16	.15	.15	.15	.15
Ratio of net expenses to average net assets	.15[d]	.15	.15	.15	.15	.15
Ratio of net investment income to average net assets	4.96[d]	4.99	4.78	4.31	4.19	4.06
Portfolio Turnover Rate	15.72[c]	42.83[e]	31.05	46.96	44.84	99.57
Net Assets, end of period ($ x 1,000)	261,807	246,724	197,732	187,827	171,827	140,249

a *Based on average shares outstanding at each month end.*

b *Amount represents less than $.01.*

c *Not annualized.*

d *Annualized.*

e *The portfolio turnover rate excluding mortgage dollar roll transactions for the period ended October 31, 2007 was 41.80%.*

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Bond Market Index Fund (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering fourteen series, including the fund. The fund's investment objective is to seek to replicate the total return of the Lehman Brothers Aggregate Bond Index. The Dreyfus Corporation (the "Manager" or "Dreyfus"), a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), serves as investment adviser.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 150 million shares of $.001 par value Capital Stock. The fund is currently authorized to issue two classes of shares: Investor (50 million shares authorized) and BASIC (100 million shares authorized). BASIC shares and Investor shares are offered to any investor. Differences between the two classes include the services offered to and the expenses borne by each class as well as their minimum purchase and account balance requirements. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities excluding short-term investments (other than U.S. Treasury Bills), are valued each business day by an independent pricing service (the "Service") approved by the

Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Board of Directors, or are determined by the fund not to reflect accurately fair value, are valued at fair value as determined in good faith under the direction of the Board of Directors. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates fair value. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Interest income, including where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

Pursuant to a securities lending agreement with Mellon Bank, N.A. ("Mellon Bank"), a subsidiary of BNY Mellon and a Dreyfus affiliate, the fund may lend securities to qualified institutions. It's the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Collateral is either in the form of cash, which can be invested in certain money market mutual funds managed by the Manager, U.S. Government and Agency securities or Letters of Credit. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ended April 30, 2008, Mellon Bank earned $214,530 from lending fund portfolio securities, pursuant to the securities lending agreement.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net; such dividends are paid monthly. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended April 30, 2008.

Each of the tax years in the three-year period ended October 31, 2007, remains subject to examination by the Internal Revenue Service and state taxing authorities.

The fund has an unused capital loss carryover of $3,731,524 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to October 31, 2007. If not applied, $953,347 of the carryover expires in fiscal 2013, $2,421,672 expires in fiscal 2014 and $356,505 expires in fiscal 2015.

The tax character of distributions paid to shareholders during the fiscal year ended October 31, 2007 was as follows: ordinary income $22,835,828. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line Of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund at rates based on prevailing market rates in effect at the time of borrowing. For the period ended April 30, 2008, the fund did not borrow under the Facility.

NOTE 3—Investment Management Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Management Agreement with the Manager, the Manager provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of .15% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, commitment fees, Rule 12b-1 distribution fees and expenses, service fees, fees and expenses of non-interested Directors (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Directors (including counsel fees). Each Director receives $45,000 per year, plus $6,000 for each joint Board meeting of the Company, The Dreyfus/Laurel Tax-Free Municipal Funds and The Dreyfus/Laurel Funds Trust (collectively, the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. With respect to the Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, prior to April 12, 2008 with respect to audit committee meetings, the Chair of the audit committee received $1,350 per meeting. In the event that there is an in-person joint committee meeting or a joint telephone meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Company directly to the non-interested Directors, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Directors.

(b) Under the fund's Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Investor shares may pay annually up to .25% of the value of the average daily net assets to compensate the Distributor for shareholder servicing activities primarily intended to result in the sale of Investor shares. The BASIC shares bear no distribution fee. During the period ended April 30, 2008, Investor shares were charged $409,035 pursuant to the Plan.

Under its terms, the Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of majority of those Directors who are not "interested persons" of the Company and who have no direct or indirect financial interest in the operation or in any agreement related to the Plan.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $63,026 and Rule 12b-1 distribution plan fees $73,004.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities, during the period ended April 30, 2008, amounted to $169,178,545 and $89,263,947, respectively.

At April 30, 2008, accumulated net unrealized appreciation on investments was $5,905,600, consisting of $11,660,218 gross unrealized appreciation and $5,754,618 gross unrealized depreciation.

At April 30, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161 "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

NOTE 5—Plan of Reorganization:

At a meeting of the Board of Directors of The Dreyfus/Laurel Funds, Inc. (the "Company") held on February 12-13, 2008, the Board approved, subject to shareholder approval, an Agreement and Plan of Reorganization (the "Agreement") between the Company, on behalf of Dreyfus Bond Market Index Fund (the "Acquiring Fund") and BNY Hamilton Funds, Inc., on behalf of BNY Hamilton U.S. Bond Market Index Fund (the "Acquired Fund"). The Agreement provides for the transfer of the Acquired Fund's assets to the Acquiring Fund in a tax-free exchange for shares of the Acquiring Fund and the assumption by the Acquiring Fund of the Acquired Fund's stated liabilities, the distribution of Investor shares or BASIC shares of the Acquiring Fund to the shareholders of the Acquired Fund's Investor shares or Institutional shares, respectively, and the subsequent termination of the Acquired Fund (the "Reorganization"). Holders of Acquired Fund shares as of May 2, 2008 have been asked to approve the Agreement on behalf of the Acquired Fund at a Special Meeting of Shareholders to be held on July 16, 2008. If approved by shareholders of the Acquired Fund, the Reorganization is expected to take place on or about September 12, 2008.

At a meeting of the fund's Board of Directors held on February 12 and 13, 2008, the Board considered the re-approval of the fund's Investment Management Agreement ("Management Agreement"), pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members considered information previously provided to them in a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and representatives of the Manager confirmed that there had been no material changes in this information. The Board also discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the distribution channels for the fund as well as the diversity of distribution among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. The Manager provided the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

<u>Comparative Analysis of the Fund's Performance and Management
Fee and Expense Ratio.</u> The Board members reviewed the fund's performance and comparisons to a group of retail no-load and front-end load pure index funds that are benchmarked against the Lehman Brothers U.S. Aggregate Index (the "Performance Group") and to a larger universe of funds, consisting of all retail and institutional intermediate U.S. government funds (the "Performance Universe") selected and provided by Lipper, Inc., an independent provider of investment company data. The Board was provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe, as well as the Expense Group and Expense Universe (discussed below). The Board members discussed the results of the comparisons and noted that the fund's yield performance for the past ten one-year periods ended December 31st (1998-2007) was at or above the Performance Group median (except 2006 and 2007, when it was slightly below) and above the Performance Universe median. The Board members noted that the fund's total return performance for various periods ended December 31, 2007 was variously above and below the Performance Group medians, and above the Performance Universe medians for each of the periods (except for the one-year period ended December 31, 2007).

The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios of a comparable group of funds (the "Expense Group") and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. Noting the fund's "unitary fee" structure, the Board members noted that the fund's management fee was below its Expense Group and Expense Universe medians and the fund's expense ratio was below its Expense Group median and above its Expense Universe median.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by another mutual fund managed by the Manager or its affiliates with similar investment objectives, policies and strategies, and included in the same Lipper category as the fund (the "Similar Fund"). They also noted that there were no other accounts managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the fees paid in light of the services provided, noting the fund's "unitary fee" structure. The Board members considered the relevance of the fee information provided for the Similar Fund to evaluate the appropriateness and reasonableness of the fund's management fee.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board previously had been provided with information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board also was informed that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within range determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided by the Manager.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by the Manager are adequate and appropriate.
- The Board was satisfied with the fund's performance.
- The Board concluded that the fee paid by the fund to the Manager was reasonable in light of the services provided, comparative performance, expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.
- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders and that the Management Agreement would be renewed through April 4, 2009.

For More Information

**Dreyfus
Bond Market Index Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols: Investor: DBMIX   BASIC: DBIRX

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0310SA0408

Dreyfus Premier Midcap Stock Fund

SEMIANNUAL REPORT April 30, 2008





BNY MELLON
ASSET MANAGEMENT

Dreyfus

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

The Fund



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier Midcap Stock Fund, covering the six-month period from November 1, 2007, through April 30, 2008.

Although the U.S. economy has teetered on the brink of recession and the financial markets encountered heightened volatility due to an ongoing credit crisis during the reporting period, we recently have seen signs of potential improvement. The Federal Reserve Board's aggressive easing of monetary policy and innovative measures to inject liquidity into the banking system appear to have reassured many investors. At Dreyfus, we believe that the current economic downturn is likely to be relatively brief by historical standards, but the ensuing recovery may be gradual and prolonged as financial deleveraging and housing price deflation continue to weigh on economic activity.

The implications of our economic outlook for the U.S. stock market generally are positive. Selling pressure among overleveraged investors has created attractive values in a number of areas, including among many of the market's largest and well-established companies. Your financial advisor can help you assess current risks and take advantage of these longer-term opportunities within the context of your overall investment portfolio.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Managers.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
May 15, 2008



DISCUSSION OF FUND PERFORMANCE

For the reporting period of November 1, 2007, through April 30, 2008, as provided by Michael Dunn, Oliver Buckley and Patrick Slattery, Portfolio Managers

Fund and Market Performance Overview

For the six-month period ended April 30, 2008 Dreyfus Premier Midcap Stock Fund's Class A shares produced a total return of –8.34%, Class B shares produced a total return of –8.66%, Class C shares produced a total return of –8.73%, Class I shares produced a total return of –8.18% and Class T shares produced a total return of –8.43%.[1] This compares with the fund's benchmark, the Standard & Poor's MidCap 400 Index ("S&P 400 Index"), which produced a total return of –6.95% for the same period.[2]

Stocks generally declined during the reporting period under pressure from slowing U.S. economic growth and turmoil in the sub-prime mortgage market. The fund's returns lagged its benchmark, due to disappointments among a few individual holdings as well as a negative impact from residual sector weight differences versus the fund's benchmark, such as a slightly higher allocation to the poorly performing consumer services sector.

The Fund's Investment Approach

The fund typically seeks capital appreciation. To pursue its goal, the fund normally invests at least 80% of its assets in growth and value stocks of mid-capitalization companies. A proprietary quantitative model considers more than 40 factors to identify and rank stocks based on fundamental momentum, relative value, future value, long-term growth and other factors. We then focus on "bottom-up" stock selection to construct a portfolio with exposure to industries and market capitalizations that are similar to the benchmark's composition. We seek to overweight more attractive stocks and underweight or not hold stocks that have been ranked as less attractive.

Credit and Economic Woes Weighed on Midcap Stocks

Equity markets generally declined due to a sharp U.S. economic downturn and an intensifying credit crisis that began in the sub-prime mortgage market and spread to other asset classes. These developments caused investors to reassess their attitudes toward risk, and they turned away from riskier assets, such as stocks, toward the relatively safe havens of U.S. Treasury securities and money market funds. Although midcap stocks were caught up in the broad-based market downturn, they generally produced higher returns than other capitalization ranges.

Improving Relative Performance

The fund typically produces its strongest performance at times when both value and momentum factors play significant roles in stock market behavior. However, during November 2007, markets tended to reward stocks exhibiting strong momentum characteristics and weak value characteristics, undermining the fund's relative performance. As the reporting period progressed, value factors came back into favor to a degree. As a result, the fund delivered stronger relative returns from December 2007 through April 2008, making up some of the ground it earlier lost to the benchmark.

Our quantitative stock selection process identified several strong relative performers, primarily in the technology, consumer staples and basic materials sectors. Internet services provider priceline.com proved to be one of the fund's top holdings, rising sharply after providing better-than-expected earnings guidance and reporting robust revenues and earnings. Tobacco company Universal surged amid favorable global weather patterns and pricing conditions. Fertilizer producer The Mosaic Company benefited from high agricultural commodity prices, while steel product fabricator AK Steel Holding climbed on rising steel prices driven by increasing Asian demand. Industrial machinery maker Gardner Denver generated strong sales outside the United States. Apparel retailer Aeropostale rose in response to accelerating same store sales growth. Finally, communications equipment maker CommScope gained ground during the second half of the reporting period after earlier declines, placing it among the fund's better performers.

Relative Weakness in a Few Key Holdings

Stock selection in the health care and industrial sectors, as well as in certain segments of the consumer cyclical sector, detracted from performance. Auction house Sotheby's experienced a dramatic decline in

November 2007 after weak sales at one of its major shows aroused investor concerns regarding the impact of the economic downturn on fine art prices. Although subsequent sales proved stronger, the stock remained weak throughout the reporting period. Construction contracting services provider Dycom Industries fell in February 2008 after reducing earnings and revenue guidance due to weaker than expected demand from telecommunications industry customers. Health care benefits plan provider Humana dipped sharply in March 2008 after cutting its earning forecasts in the face of rising drug costs and a constrained pricing environment. Medical products supplier Teleflex dropped after reporting weak earnings due to costs associated with recent acquisitions.

Remaining Committed to Our Disciplined Approach

As mentioned earlier, from late 2007 to the end of the reporting period, stocks exhibiting strong momentum and value characteristics have generally outperformed market averages. We believe this trend represents a return to more typical market conditions, and we are pleased to see the investment community favoring the kinds of stocks our investment process is designed to identify. We remain committed to our disciplined stock ranking and selection process, which balances momentum and value factors while controlling risks related to sector exposure.

May 15, 2008

[1] *Total return includes reinvestment of dividends and any capital gains paid and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in effect through April 4, 2009, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's MidCap 400 Index is a widely accepted, unmanaged total return index measuring the performance of the midsize-company segment of the U.S. market. Franklin Portfolio Associates is a wholly-owned subsidiary of The Bank of New York Mellon Corporation. Franklin Portfolio Associates has no affiliation to the Franklin Templeton Group of Funds or Franklin Resources, Inc. The portfolio managers are dual employees of Franklin Portfolio Associates and Dreyfus.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Midcap Stock Fund from November 1, 2007 to April 30, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended April 30, 2008

	Class A	Class B	Class C	Class I	Class T
Expenses paid per $1,000†	$ 6.19	$ 9.75	$ 9.75	$ 5.01	$ 7.38
Ending value (after expenses)	$916.60	$913.40	$912.70	$918.20	$915.70

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended April 30, 2008

	Class A	Class B	Class C	Class I	Class T
Expenses paid per $1,000†	$ 6.52	$ 10.27	$ 10.27	$ 5.27	$ 7.77
Ending value (after expenses)	$1,018.40	$1,014.67	$1,014.67	$1,019.64	$1,017.16

† *Expenses are equal to the fund's annualized expense ratio of 1.30% for Class A, 2.05% for Class B, 2.05% for Class C, 1.05% for Class I and 1.55% for Class T, multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period).*

Common Stocks–100.0%	Shares	Value ($)
Commercial & Consumer Services–5.0%		
Avnet	13,400 [a]	350,946
Dun & Bradstreet	12,800	1,079,040
Henry Schein	6,750 [a,b]	373,748
Herbalife	6,500	284,570
Manpower	11,100	745,143
MPS Group	28,000 [a]	300,440
Patterson Cos.	10,000 [a,b]	342,000
Tech Data	20,100 [a]	675,561
W.W. Grainger	5,500	476,905
		4,628,353
Communications–.9%		
Telephone & Data Systems	16,200	620,460
Windstream	19,850	233,039
		853,499
Consumer Durables–1.5%		
Activision	20,300 [a]	549,115
Hasbro	11,250	400,050
Snap-On	7,600	450,756
		1,399,921
Consumer Non-Durables–7.0%		
American Greetings, Cl. A	26,500	474,350
Blyth	18,100 [b]	304,804
CA	19,850	439,479
Church & Dwight	17,800	1,011,396
Coach	14,600 [a]	519,322
Hanesbrands	15,500 [a,b]	542,810
Hormel Foods	22,650	892,636
Parametric Technology	19,750 [a]	344,243
PepsiAmericas	13,400	344,380
Universal	13,800	885,822
Warnaco Group	15,400 [a]	710,556
		6,469,798
Consumer Services–3.7%		
Brinker International	35,375	802,659
Choice Hotels International	10,650 [b]	367,319
DeVry	5,100	290,700

Common Stocks (continued)	Shares	Value ($)
Consumer Services (continued)		
Expedia	11,450 a,b	289,227
ITT Educational Services	7,400 a,b	567,284
Priceline.com	2,950 a,b	376,538
Scholastic	11,250 a	316,688
Sotheby's	15,300 b	423,810
		3,434,225
Electronic Technology−8.9%		
ADC Telecommunications	54,000 a,b	757,080
ADTRAN	8,300 b	196,378
CommScope	22,600 a,b	1,074,630
Dolby Laboratories, Cl. A	6,800 a,b	273,020
Harris	9,300	502,479
Intersil, Cl. A	30,250 b	808,280
L-3 Communications Holdings	2,700	300,915
Lam Research	4,400 a,b	179,696
NCR	13,000 a	320,190
NVIDIA	16,000 a	328,800
Rockwell Automation	8,700	471,801
Semtech	46,900 a,b	761,656
Synopsys	12,400 a	286,564
Vishay Intertechnology	13,500 a	127,575
Western Digital	36,200 a	1,049,438
Xerox	15,850	221,425
Zebra Technologies, Cl. A	12,900 a	474,075
		8,134,002
Energy Minerals−7.5%		
CenterPoint Energy	73,100	1,112,582
Chesapeake Energy	9,000	465,300
Cimarex Energy	24,100 b	1,501,430
Denbury Resources	47,000 a	1,436,320
Holly	8,550	354,654
Noble Energy	17,250	1,500,750
Swift Energy	9,850 a	513,579
		6,884,615

Common Stocks (continued)	Shares	Value ($)
Finance−16.4%		
AMB Property	12,800	739,200
American Financial Group	23,250	637,515
Cincinnati Financial	16,100	577,990
Endurance Specialty Holdings	9,900	367,587
Everest Re Group	2,050	185,217
FirstMerit	26,800 b	549,936
GATX	12,150 b	534,600
HCC Insurance Holdings	43,700	1,078,516
Hospitality Properties Trust	41,650 b	1,338,214
Host Hotels & Resorts	21,500	369,800
Janus Capital Group	20,100 b	564,006
Jefferies Group	16,050 b	301,740
Jones Lang LaSalle	17,200 b	1,334,892
MasterCard, Cl. A	1,850 b	514,596
Philadelphia Consolidated Holding	10,800 a	398,304
Potlatch	7,100 b	318,151
ProLogis	14,950	936,020
Raymond James Financial	26,300	756,651
Reinsurance Group of America	4,700 b	244,306
StanCorp Financial Group	11,100	568,764
SVB Financial Group	15,400 a,b	749,364
TCF Financial	62,800 b	1,092,720
W.R. Berkley	13,700	351,953
Weingarten Realty Investors	12,900 b	475,881
		14,985,923
Health Care Technology−9.4%		
Cephalon	2,900 a	180,989
Dentsply International	31,500	1,224,405
Edwards Lifesciences	15,200 a,b	842,384
Endo Pharmaceuticals Holdings	9,150 a	227,194
Express Scripts	5,700 a	399,114
Intuitive Surgical	5,950 a	1,721,097
Invitrogen	20,550 a	1,922,863
Kinetic Concepts	12,100 a,b	479,886

Common Stocks (continued)	Shares	Value ($)
Health Care Technology (continued)		
King Pharmaceuticals	20,200 a	189,678
Medicis Pharmaceutical, Cl. A	13,950 b	287,370
Par Pharmaceutical Cos.	16,800 a	286,440
STERIS	12,900	357,459
Warner Chilcott, Cl. A	26,100 a,b	449,181
		8,568,060
Industrial Services–8.3%		
Allied Waste Industries	94,450 a	1,167,402
Cameron International	16,500 a,b	812,295
Dycom Industries	22,200 a	319,236
Fluor	4,200	642,054
FMC Technologies	17,500 a	1,176,000
Jacobs Engineering Group	7,000 a	604,310
National Oilwell Varco	13,200 a	903,540
Owens-Illinois	13,100 a	722,465
Patterson-UTI Energy	15,250	426,085
Pride International	5,700 a	241,965
Superior Energy Services	6,200 a	275,156
URS	8,200 a	330,788
		7,621,296
Non-Energy Minerals–3.6%		
AK Steel Holding	22,400	1,406,272
Carpenter Technology	13,700	702,536
Olin	13,600	274,312
Reliance Steel & Aluminum	6,400	388,992
Worthington Industries	31,200	561,912
		3,334,024
Process Industries–4.3%		
CF Industries Holdings	5,000 b	668,500
Crown Holdings	24,600 a	660,264
Lubrizol	6,500	379,080
Minerals Technologies	8,700	589,338
Mosaic	5,300 a	649,303
Terra Industries	26,200 a	991,932
		3,938,417

Common Stocks (continued)	Shares		Value ($)
Producer Manufacturing–8.2%			
AGCO	12,850	a	772,670
Gardner Denver	18,100	a	840,745
Gentex	34,400		642,592
Herman Miller	6,250	b	145,813
HNI	9,200	b	200,284
Hubbell, Cl. B	18,400		823,032
Kennametal	7,300		253,821
Manitowoc	13,600		514,352
Oshkosh	18,100	b	734,860
SPX	8,850		1,088,550
Steelcase, Cl. A	21,400	b	237,112
Teleflex	13,100		721,679
Thomas & Betts	5,550	a	207,903
Toro	8,800		373,032
			7,556,445
Retail Trade–6.0%			
Aeropostale	32,675	a,b	1,038,738
AutoZone	3,500	a	422,625
BJ's Wholesale Club	6,700	a	255,404
Dollar Tree	29,400	a	929,040
Family Dollar Stores	26,650	b	570,310
GameStop, Cl. A	19,200	a,b	1,056,768
Ross Stores	6,500		217,685
Tiffany & Co.	10,200	b	444,108
Urban Outfitters	16,000	a	548,000
			5,482,678
Technology Services–2.8%			
Apria Healthcare Group	24,600	a	433,452
CIGNA	7,900		337,409
Computer Sciences	14,900	a	649,491
Health Net	9,050	a	265,074
Lincare Holdings	25,000	a	608,500
Teradata	6,100	a	129,869
Total System Services	7,900		188,020
			2,611,815

Common Stocks (continued)	Shares	Value ($)
Transportation−.9%		
Frontline	14,900 b	**835,294**
Utilities−5.6%		
Alliant Energy	22,550	849,458
ONEOK	10,500	505,260
Pepco Holdings	18,850	469,554
Sempra Energy	4,100	232,347
Sierra Pacific Resources	118,800	1,619,244
Southern Union	33,100	848,022
WGL Holdings	17,900 b	587,120
		5,111,005
Total Common Stocks		
(cost $89,118,011)		**91,849,370**

Other Investment−.5%		
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $454,000)	454,000 c	**454,000**

Investment of Cash Collateral for Securities Loaned—24.6%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $22,617,389)	22,617,389 c	**22,617,389**
Total Investments (cost $112,189,400)	**125.1%**	**114,920,759**
Liabilities, Less Cash and Receivables	**(25.1%)**	**(23,092,955)**
Net Assets	**100.0%**	**91,827,804**

a Non-income producing security.

b All or a portion of these securities are on loan. At April 30, 2008, the total market value of the fund's securities on loan is $21,832,920 and the total market value of the collateral held by the fund is $22,638,951, consisting of cash collateral of $22,617,389 and U.S. Government and Agency securities valued at $21,562.

c Investment in affiliated money market mutual fund.

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
Money Market Investments	25.1	Commercial & Consumer Services	5.0
Finance	16.4	Process Industries	4.3
Health Care Technology	9.4	Consumer Services	3.7
Electronic Technology	8.9	Non-Energy Minerals	3.6
Industrial Services	8.3	Technology Services	2.8
Producer Manufacturing	8.2	Consumer Durables	1.5
Energy Minerals	7.5	Communications	.9
Consumer Non-Durables	7.0	Transportation	.9
Retail Trade	6.0		**125.1**
Utilities	5.6		

† Based on net assets.

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

April 30, 2008 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $21,832,920)–Note 1(b):		
Unaffiliated issuers	89,118,011	91,849,370
Affiliated issuers	23,071,389	23,071,389
Dividends and interest receivable		97,275
Receivable for shares of Capital Stock subscribed		16,032
		115,034,066
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		106,687
Cash overdraft due to Custodian		152,236
Liability for securities on loan–Note 1(b)		22,617,389
Payable for shares of Capital Stock redeemed		329,045
Interest payable–Note 2		905
		23,206,262
Net Assets ($)		**91,827,804**
Composition of Net Assets ($):		
Paid-in capital		93,894,099
Accumulated undistributed investment income–net		207,910
Accumulated net realized gain (loss) on investments		(5,005,564)
Accumulated net unrealized appreciation (depreciation) on investments		2,731,359
Net Assets ($)		**91,827,804**

Net Asset Value Per Share

	Class A	Class B	Class C	Class I	Class T
Net Assets ($)	60,816,027	9,071,851	8,247,829	12,441,866	1,250,231
Shares Outstanding	5,181,269	900,165	816,217	1,009,312	110,824
Net Asset Value Per Share ($)	**11.74**	**10.08**	**10.10**	**12.33**	**11.28**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended April 30, 2008 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends (net of $240 foreign taxes withheld at source):	
Unaffiliated issuers	802,436
Affiliated issuers	14,013
Income on securities lending	35,443
Total Income	**851,892**
Expenses:	
Management fee–Note 3(a)	539,362
Distribution and service plan fees–Note 3(b)	181,685
Directors' fees–Note 3(a)	3,346
Loan commitment fees–Note 2	218
Interest expense–Note 2	33
Total Expenses	**724,644**
Less–reduction in management fee due to undertaking–Note 3(a)	(24,516)
Less–Directors' fees reimbursed by the Manager–Note 3(a)	(3,346)
Net Expenses	**696,782**
Investment Income-Net	**155,110**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	(4,945,562)
Net unrealized appreciation (depreciation) on investments	(5,876,359)
Net Realized and Unrealized Gain (Loss) on Investments	**(10,821,921)**
Net (Decrease) in Net Assets Resulting from Operations	**(10,666,811)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended April 30, 2008 (Unaudited)	Year Ended October 31, 2007[a]
Operations ($):		
Investment income (loss)–net	155,110	(12,823)
Net realized gain (loss) on investments	(4,945,562)	16,309,602
Net unrealized appreciation (depreciation) on investments	(5,876,359)	(2,561,573)
Net Increase (Decrease) in Net Assets Resulting from Operations	**(10,666,811)**	**13,735,206**
Dividends to Shareholders from ($):		
Net realized gain on investments:		
Class A Shares	(10,073,140)	(12,838,128)
Class B Shares	(2,334,879)	(4,141,897)
Class C Shares	(1,608,612)	(2,112,366)
Class I Shares	(1,988,588)	(4,818,062)
Class T Shares	(200,710)	(227,086)
Total Dividends	**(16,205,929)**	**(24,137,539)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A Shares	6,309,862	15,768,053
Class B Shares	75,387	226,811
Class C Shares	405,460	1,262,988
Class I Shares	317,220	2,410,723
Class T Shares	195,282	462,004
Dividends reinvested:		
Class A Shares	9,432,644	12,001,307
Class B Shares	2,226,328	3,903,700
Class C Shares	1,284,633	1,501,962
Class I Shares	1,881,081	4,651,436
Class T Shares	188,687	216,678
Cost of shares redeemed:		
Class A Shares	(12,513,684)	(31,178,371)
Class B Shares	(5,165,208)	(11,726,726)
Class C Shares	(1,397,499)	(4,279,484)
Class I Shares	(12,037,525)	(10,515,413)
Class T Shares	(199,113)	(720,575)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(8,996,445)**	**(16,014,907)**
Total Increase (Decrease) in Net Assets	**(35,869,185)**	**(26,417,240)**
Net Assets ($):		
Beginning of Period	127,696,989	154,114,229
End of Period	**91,827,804**	**127,696,989**
Undistributed investment income–net	207,910	52,800

	Six Months Ended April 30, 2008 (Unaudited)	Year Ended October 31, 2007[a]
Capital Share Transactions:		
Class A[b]		
Shares sold	532,574	1,050,729
Shares issued for dividends reinvested	795,118	848,997
Shares redeemed	(1,038,491)	(2,081,757)
Net Increase (Decrease) in Shares Outstanding	**289,201**	**(182,031)**
Class B[b]		
Shares sold	7,666	17,328
Shares issued for dividends reinvested	217,945	310,601
Shares redeemed	(503,180)	(872,354)
Net Increase (Decrease) in Shares Outstanding	**(277,569)**	**(544,425)**
Class C		
Shares sold	39,698	96,400
Shares issued for dividends reinvested	125,399	119,245
Shares redeemed	(132,307)	(315,584)
Net Increase (Decrease) in Shares Outstanding	**32,790**	**(99,939)**
Class I		
Shares sold	25,836	154,820
Shares issued for dividends reinvested	151,141	316,482
Shares redeemed	(834,788)	(673,658)
Net Increase (Decrease) in Shares Outstanding	**(657,811)**	**(202,356)**
Class T		
Shares sold	17,357	32,036
Shares issued for dividends reinvested	16,532	15,797
Shares redeemed	(17,947)	(48,608)
Net Increase (Decrease) in Shares Outstanding	**15,942**	**(775)**

[a] *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*

[b] *During the period ended April 30, 2008, 271,958 Class B shares representing $2,782,517, were automatically converted to 234,657 Class A shares and during the period ended October 31, 2007, 487,720 Class B shares representing $6,589,514 were automatically converted to 433,658 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended April 30, 2008	Year Ended October 31,				
Class A Shares	(Unaudited)	2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	15.11	16.29	20.14	18.02	16.68	13.16
Investment Operations:						
Investment income (loss)–net [a]	.03	.02	(.02)	(.03)	(.03)	(.03)
Net realized and unrealized gain (loss) on investments	(1.27)	1.40	1.80	2.48	1.37	3.55
Total from Investment Operations	(1.24)	1.42	1.78	2.45	1.34	3.52
Distributions:						
Dividends from net realized gain on investments	(2.13)	(2.60)	(5.63)	(.33)	–	–
Net asset value, end of period	11.74	15.11	16.29	20.14	18.02	16.68
Total Return (%) [b]	(8.34)[c]	9.85	10.34	13.70	8.10	26.67
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.36[d]	1.35	1.35	1.35	1.35	1.35
Ratio of net expenses to average net assets	1.30[d]	1.32	1.35	1.35	1.35	1.35
Ratio of net investment income (loss) to average net assets	.44[d]	.11	(.10)	(.14)	(.17)	(.24)
Portfolio Turnover Rate	41.20[c]	123.26	144.49	87.40	77.47	92.97
Net Assets, end of period ($ x 1,000)	60,816	73,901	82,641	93,533	157,483	146,958

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Not annualized.*
[d] *Annualized.*
See notes to financial statements.

	Six Months Ended April 30, 2008	Year Ended October 31,				
Class B Shares	(Unaudited)	2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	13.34	14.77	18.87	17.03	15.87	12.62
Investment Operations:						
Investment (loss)–net [a]	(.02)	(.09)	(.13)	(.17)	(.15)	(.13)
Net realized and unrealized gain (loss) on investments	(1.11)	1.26	1.66	2.34	1.31	3.38
Total from Investment Operations	(1.13)	1.17	1.53	2.17	1.16	3.25
Distributions:						
Dividends from net realized gain on investments	(2.13)	(2.60)	(5.63)	(.33)	–	–
Net asset value, end of period	10.08	13.34	14.77	18.87	17.03	15.87
Total Return (%) [b]	(8.66)[c]	9.06	9.51	12.84	7.31	25.75
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	2.11[d]	2.10	2.10	2.10	2.10	2.10
Ratio of net expenses to average net assets	2.05[d]	2.07	2.10	2.10	2.10	2.10
Ratio of net investment (loss) to average net assets	(.29)[d]	(.65)	(.85)	(.92)	(.91)	(.98)
Portfolio Turnover Rate	41.20[c]	123.26	144.49	87.40	77.47	92.97
Net Assets, end of period ($ x 1,000)	9,072	15,708	25,435	33,992	40,755	50,866

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
[c] Not annualized.
[d] Annualized.
See notes to financial statements.

Class C Shares	Six Months Ended April 30, 2008 (Unaudited)	Year Ended October 31,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	13.37	14.80	18.90	17.06	15.90	12.64
Investment Operations:						
Investment (loss)-net [a]	(.02)	(.09)	(.13)	(.17)	(.15)	(.13)
Net realized and unrealized gain (loss) on investments	(1.12)	1.26	1.66	2.34	1.31	3.39
Total from Investment Operations	(1.14)	1.17	1.53	2.17	1.16	3.26
Distributions:						
Dividends from net realized gain on investments	(2.13)	(2.60)	(5.63)	(.33)	–	–
Net asset value, end of period	10.10	13.37	14.80	18.90	17.06	15.90
Total Return (%) [b]	(8.73)[c]	9.03	9.43	12.88	7.30	25.79
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	2.11[d]	2.10	2.10	2.10	2.10	2.10
Ratio of net expenses to average net assets	2.05[d]	2.07	2.10	2.10	2.10	2.10
Ratio of net investment (loss) to average net assets	(.31)[d]	(.64)	(.85)	(.93)	(.92)	(.99)
Portfolio Turnover Rate	41.20[c]	123.26	144.49	87.40	77.47	92.97
Net Assets, end of period ($ x 1,000)	8,248	10,473	13,072	16,563	16,041	16,164

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Not annualized.*
[d] *Annualized.*
See notes to financial statements.

Class I Shares	Six Months Ended April 30, 2008 (Unaudited)	2007 [a]	2006	2005	2004	2003
			Year Ended October 31,			
Per Share Data ($):						
Net asset value, beginning of period	15.73	16.82	20.59	18.37	16.95	13.35
Investment Operations:						
Investment income–net [b]	.04	.06	.03	.02	.02	.01
Net realized and unrealized gain (loss) on investments	(1.31)	1.45	1.83	2.53	1.40	3.59
Total from Investment Operations	(1.27)	1.51	1.86	2.55	1.42	3.60
Distributions:						
Dividends from net realized gain on investments	(2.13)	(2.60)	(5.63)	(.33)	–	–
Net asset value, end of period	12.33	15.73	16.82	20.59	18.37	16.95
Total Return (%)	(8.18)[c]	10.11	10.56	13.99	8.38	26.97
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.11[d]	1.10	1.10	1.10	1.10	1.10
Ratio of net expenses to average net assets	1.05[d]	1.06	1.10	1.10	1.10	1.10
Ratio of net investment income to average net assets	.67[d]	.36	.15	.08	.09	.04
Portfolio Turnover Rate	41.20[c]	123.26	144.49	87.40	77.47	92.97
Net Assets, end of period ($ x 1,000)	12,442	26,228	31,446	31,738	39,215	59,256

[a] *Effective June 1, 2007, Class R share were redesignated as Class I shares.*
[b] *Based on average shares outstanding at each month end.*
[c] *Not annualized.*
[d] *Annualized.*
See notes to financial statements.

Class T Shares	Six Months Ended April 30, 2008 (Unaudited)	Year Ended October 31,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	14.62	15.88	19.81	17.77	16.49	13.05
Investment Operations:						
Investment income (loss)–net [a]	.01	(.02)	(.06)	(.08)	(.07)	(.07)
Net realized and unrealized gain (loss) on investments	(1.22)	1.36	1.76	2.45	1.35	3.51
Total from Investment Operations	(1.21)	1.34	1.70	2.37	1.28	3.44
Distributions:						
Dividends from net realized gain on investments	(2.13)	(2.60)	(5.63)	(.33)	–	–
Net asset value, end of period	11.28	14.62	15.88	19.81	17.77	16.49
Total Return (%) [b]	(8.43)[c]	9.56	10.03	13.44	7.83	26.28
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.61[d]	1.60	1.60	1.60	1.60	1.60
Ratio of net expenses to average net assets	1.55[d]	1.57	1.60	1.60	1.60	1.60
Ratio of net investment income (loss) to average net assets	.19[d]	(.14)	(.36)	(.43)	(.42)	(.49)
Portfolio Turnover Rate	41.20[c]	123.26	144.49	87.40	77.47	92.97
Net Assets, end of period ($ x 1,000)	1,250	1,388	1,519	1,388	1,570	1,486

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Not annualized.*
[d] *Annualized.*
See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS (Unaudited)

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Midcap Stock Fund (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering fourteen series, including the fund. The fund's investment objective is to seek capital appreciation. The Dreyfus Corporation (the "Manager" or "Dreyfus"), a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), serves as investment adviser.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 488 million shares of $.001 par value Capital Stock. The fund currently offers five classes of shares: Class A (22 million shares authorized), Class B (100 million shares authorized), Class C (100 million shares authorized), Class I (66 million shares authorized) and Class T shares (200 million shares authorized). Class A, Class B, Class C and Class T shares are sold primarily to retail investors through financial intermediaries and bear a distribution fee and/or service fee. Class A and Class T shares are sold with a front-end sales charge, while Class B and Class C shares are subject to a contingent deferred sales charge ("CDSC"). Class B shares automatically convert to Class A shares after six years. The fund does not offer Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class I shares are sold primarily to bank trust departments and other financial service providers (including Mellon Bank, N.A. ("Mellon Bank"), a subsidiary of BNY Mellon and a Dreyfus affiliate) acting on behalf of customers having a qualified trust or an investment account or relationship at such institution and bear no distribution or service fees. Class I shares are offered without a front end sales charge or CDSC. Each class of shares has identical rights and privileges, except with respect to distribution and service fees and voting rights on matters affecting a single class. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available, are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADRs and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization premium on investments, is recognized on the accrual basis.

Pursuant to a securities lending agreement with Mellon Bank, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Collateral is either in the form of cash, which can be invested in certain money market mutual funds managed by the Manager, U.S. Government and Agency securities or Letters of Credit. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ended April 30, 2008, Mellon Bank earned $11,814 from lending fund portfolio securities, pursuant to the securities lending agreement.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended April 30, 2008.

Each of the tax years in the three-year period ended October 31, 2007, remains subject to examination by the Internal Revenue Service and state taxing authorities.

The tax character of distributions paid to shareholders during the fiscal year ended October 31, 2007, was as follows: ordinary income $3,377,039 and long-term capital gains $20,760,500. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund at rates based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the Facility during the period ended April 30, 2008, was approximately $1,500, with a related weighted average annualized interest rate of 4.59%.

NOTE 3—Investment Management Fee And Other Transactions With Affiliates:

(a) Pursuant to an Investment Management Agreement with the Manager, the Manager provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of 1.10% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, commitment fees, Rule 12b-1 distribution fees and expenses, service fees, fees and expenses of non-interested Directors (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Directors (including counsel fees). Each Director receives $45,000 per year, plus $6,000 for each joint Board meeting of the Company, The Dreyfus/Laurel Tax-Free Municipal Funds and The Dreyfus/Laurel Funds Trust (collectively, the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. With respect to Board Meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, prior to April 12, 2008 with respect to audit committee meetings, the Chair of the audit committee received $1,350 per meeting. In the event that there is an in-person joint committee meeting or a joint telephone meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Company directly to the non-interested Directors, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Directors.

The Manager has agreed from November 1, 2007 through April 4, 2009 to waive receipt of a portion of the fund's management fee, in the amount of .05% of the value of the fund's average daily net assets. The reduction in management fee, pursuant to the undertaking, amounted to $24,516 during the period ended April 30, 2008.

During the period ended April 30, 2008, the Distributor retained $1,769 and $6 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $15,990 and $729 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under separate Distribution Plans (the "Plans") adopted pursuant to Rule 12b-1 under the Act, Class A shares may pay annually up to .25% of the value of their average daily net assets to compensate the Distributor for shareholder servicing activities and expenses primarily intended to result in the sale of Class A shares. Class B, Class C and Class T shares may pay the Distributor for distributing their shares at an aggregate annual rate of .75% of the value of the average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. The Distributor may pay one or more agents in respect of advertising, marketing and other distribution services for Class T shares and determines the amounts, if any, to be paid to agents and the basis on which such payments are made. Class B, Class C and Class T shares are also subject to a service plan adopted pursuant to Rule 12b-1, (the "Service Plan") under which Class B, Class C and Class T shares pay the Distributor for providing services to the holders of their shares a fee at the annual rate of .25% of the value of the average daily net assets of Class B, Class C and Class T shares. During the period ended April 30, 2008, Class A, Class B, Class C and Class T shares were charged $77,574, $43,648, $32,167 and $1,512, respectively, pursuant to their respective Plans, and Class B, Class C and Class T shares were charged $14,549, $10,723 and $1,512, respectively, pursuant to the Service Plan.

Under its terms, the Plans and Service Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of majority of those Directors who are not "interested persons" of the Company and who have no direct or indirect financial interest in the operation of or in any agreement related to the Plans or Service Plan.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $83,520, Rule 12b-1 distribution plans fees $23,352 and shareholder services plan fees $3,806, which are offset against an expense reimbursement currently in effect in the amount of $3,991.

NOTE 4–Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended April 30, 2008, amounted to $41,145,317 and $65,833,053, respectively.

At April 30, 2008, accumulated net unrealized appreciation on investments was $2,731,359, consisting of $9,858,501 gross unrealized appreciation and $7,127,142 gross unrealized depreciation.

At April 30, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161 "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

At a meeting of the fund's Board of Directors held on February 12 and 13, 2008, the Board considered the re-approval of the fund's Investment Management Agreement ("Management Agreement"), pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members considered information previously provided to them in a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and representatives of the Manager confirmed that there had been no material changes in this information. The Board also discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the distribution channels for the fund as well as the diversity of distribution among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. The Manager provided the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

<u>Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio.</u> The Board members reviewed the fund's performance and comparisons to a group of retail front-end load, mid-cap core funds (the "Performance Group") and to a larger universe of funds, consisting of all retail and institutional mid-cap core funds (the "Performance Universe") selected and provided by Lipper, Inc., an independent provider of investment company data. The Board was provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe, as well as the Expense Group and Expense Universe (discussed below). The Board members discussed the results of the comparisons and noted that the fund's total return performance was below the Performance Group medians (except the 10-year period) and Performance Universe medians for various periods ended December 31, 2007. The Manager also provided a comparison of the fund's total returns to the returns of the fund's benchmark index for each calendar year for the past ten years.

The Board had previously expressed its concern with the fund's performance and requested that the Manager take steps to improve it. A representative of the Manager reminded the Board members of the portfolio management change that became effective October 1, 2007, when investment decisions for the fund began to be made by a team of portfolio managers (Michael Dunn, Oliver Buckley and Patrick Slattery), each of whom is an employee of the Manager and is also a member of the Domestic Equity Group of Franklin Portfolio Associates, LLC, an affiliate of the Manager. The Board members were also reminded of the changes to the fund's investment approach, noting that the new portfolio managers select stocks through a "bottom-up," structured approach that seeks to identify undervalued securities using a quantitative screening process which is driven by a proprietary quantitative model which measures more than 40 characteristics of stocks to identify and rank stocks. In light of those changes to the fund, a representative of the Manager noted the fund's Lipper percentile rankings for the one-month (45th percentile) and three-month (39th percentile) periods ended February 7, 2008 and the fund's improvement in relative performance during those periods.

The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios of a comparable group of funds (the "Expense Group") and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. A representative of the Manager reminded the Board members that the fund's total expense ratio reflected a waiver by the Manager of a portion of its management fee in the amount of 0.05% of the value of the fund's average daily net assets which was put in place as of February 1, 2007 and continues until April 4, 2008 (representing 4.5% of the fund's contractual management fee). The Board members noted that the fund was the only fund in the Expense Group with a "unitary fee" structure and that the fund's management fee was above the Expense Group and Expense Universe medians, with and without the waiver. The Board members also noted that the fund's expense ratio was below the Expense Group, with and without the waiver, and below the Expense Universe median with the waiver and above the Expense Universe median without the waiver. Representatives of the Manager and the Board agreed that the Manager would continue to waive a portion of its management fee in the amount of 0.05% of the value of the fund's average daily net assets until April 4, 2009.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies, and included in the same Lipper category as the fund (the "Similar Funds"). They also noted that there were no other accounts managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the fees paid in light of the services provided, noting the fund's "unitary fee" structure. The Board members considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the fund's management fee.

<u>Analysis of Profitability and Economies of Scale.</u> The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board previously had been provided with information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board also was informed that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, including the recent decline in assets, and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted the Manager's soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within the range determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided by the Manager. The Board also noted the Manager's waiver of receipt of a portion of the management fee and its affect on the profitability of the Manager.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by the Manager are adequate and appropriate.

- While the Board was concerned about the fund's total return performance, the Board believed the Manager was seeking to improve it, noting the changes to the fund's investment approach and portfolio management, which became effective as of October 1, 2007.

- The Board concluded, taking into account the continuation of the fee waiver, that the fee paid by the fund to the Manager was reasonable in light of the considerations described above.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders and that the Management Agreement would be renewed through April 4, 2009.

NOTES

For More Information

**Dreyfus Premier
Midcap Stock Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols:	Class A: DPMAX	Class B: DMSBX	Class C: DMSCX
	Class R: DDMRX	Class T: DMSTX	

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



© 2008 MBSC Securities Corporation

0330SA0408

Dreyfus Disciplined Stock Fund

SEMIANNUAL REPORT April 30, 2008




BNY MELLON
ASSET MANAGEMENT

Dreyfus

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



The Fund

A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Disciplined Stock Fund, covering the six-month period from November 1, 2007, through April 30, 2008.

Although the U.S. economy has teetered on the brink of recession and the financial markets encountered heightened volatility due to an ongoing credit crisis during the reporting period, we recently have seen signs of potential improvement. The Federal Reserve Board's aggressive easing of monetary policy and innovative measures to inject liquidity into the banking system appear to have reassured many investors. At Dreyfus, we believe that the current economic downturn is likely to be relatively brief by historical standards, but the ensuing recovery may be gradual and prolonged as financial deleveraging and housing price deflation continue to weigh on economic activity.

The implications of our economic outlook for the U.S. stock market generally are positive. Selling pressure among overleveraged investors has created attractive values in a number of areas, including among many of the market's largest and well-established companies. Your financial advisor can help you assess current risks and take advantage of these longer-term opportunities within the context of your overall investment portfolio.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
May 15, 2008



DISCUSSION OF FUND PERFORMANCE

For the reporting period of November 1, 2007, through April 30, 2008, as provided by Sean P. Fitzgibbon, Portfolio Manager

Fund and Market Performance Overview

For the six-month period ended April 30, 2008, Dreyfus Disciplined Stock Fund produced a total return of –9.55%.[1] In comparison, the total return of the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), the fund's benchmark, was –9.63% for the same period.[2]

Stocks generally retreated during the reporting period due to slowing U.S. economic growth and a credit crisis. The fund generally matched the benchmark's performance, balancing relatively weak returns among technology and materials stocks with relatively strong returns in the consumer staples sector.

The Fund's Investment Approach

The fund seeks capital appreciation. To pursue its goal, the fund normally invests at least 80% of its assets in stocks of large-cap companies. The fund invests in a diversified portfolio of growth and value stocks, remaining fully invested and industry and sector neutral in relation to the S&P 500 Index. We choose stocks through a disciplined investment process that combines computer modeling techniques, fundamental analysis and risk management. The result is a broadly diversified portfolio of carefully selected stocks, with overall performance determined by a large number of securities. At the end of the reporting period, the fund held positions in approximately 85 stocks across 11 economic sectors.

Economic and Credit Concerns Fueled Market Volatility

A credit crisis that began in the sub-prime mortgage market damaged investor sentiment in a number of asset classes during the reporting period, a development that was exacerbated by recession fears stemming from slower consumer spending, mounting job losses and soaring food and energy prices. Despite aggressive measures by the Federal Reserve Board in reducing short-term interest rates and injecting liquidity into the banking system, banks remained reluctant to extend credit throughout the reporting period, and the U.S. economy remained sluggish.

Financial Stocks Led the Markets Lower

Financial stocks turned sharply lower in the burgeoning credit crisis. The fund slightly outperformed its benchmark in this sector, benefiting from underweighted exposure to banks early in the reporting period. However, other financial holdings of the fund, such as insurer American International Group and exchange operator CME Group, suffered to nearly the same degree as banks.

The technology area proved to be the market's second worst performing sector. The fund underperformed its benchmark in this segment, partly due to overweighted exposure early in the reporting period. We later trimmed the exposure to several of the fund's larger technology holdings, such as computer and electronics maker Apple. However, in the case of Apple, after an initial decline in the share price that reflected investor concerns over the new product prospects, shares subsequently rebounded as these concerns were alleviated. This result further constrained the fund's performance compared to its benchmark. Relative returns also suffered due to the fund's large position in data storage company EMC, which lost ground when VMware, a spinoff in which EMC retained a significant stake, reported disappointing sales.

Energy and Materials Stocks Produced Gains

Robust global demand for energy and basic industrial materials drove both sectors higher. The fund participated fully in the energy sector's rise, bolstered by its focus on oilfield services providers, such as drilling contractors Nabors Industries and Ensco International, and independent oil and gas producers, such as Chesapeake Energy and XTO Energy. However, the fund failed to match the benchmark's gains in the basic materials area, primarily due to a cautious positioning stemming from what we believe were high valuations. Relative returns also suffered from disappointments among a few basic materials holdings, most notably metal fabricator Allegheny Technologies, which was hurt by an unfavorable pricing environment. However, the fund regained some of the ground it previously lost to the benchmark with a new position in Freeport-McMoRan Copper & Gold, which rose on the strength of higher commodity prices and global demand.

The fund's returns in other sectors generally matched or exceeded the benchmark. In the consumer staples area, returns were bolstered by relatively heavy exposure to discount retailers at a time when consumers grew increasingly cost conscious. In particular, mass merchandiser Wal-Mart Stores rose after announcing improved same-store sales. In the health care sector, several pharmaceutical firms were hurt by product-related problems and patent expirations. For example, Merck and Schering-Plough declined sharply after releasing negative data on key drugs. Nevertheless, the fund's relative performance benefited from underweighted exposure to the pharmaceutical industry. Instead, we emphasized hospital suppliers, such as Baxter International, Covidien and Becton, Dickinson and Company, which fared better.

Attractive Valuations and Earnings Prospects

As of the reporting period's end, we have continued to see signs of weakness in the U.S. economy. However, the global economy remains stable and valuations for many U.S. stocks appear reasonable in light of current earnings prospects. In particular, we have found a relatively large number of investment opportunities among hard-hit consumer discretionary stocks. While the fund remains slightly underweighted in the financials sector, we have increased the fund's exposure to banks as we believe the sub-prime crisis shows signs of easing. The fund continues to maintain relatively low exposure to basic materials stocks, where valuations appear high.

May 15, 2008

---

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects the monthly reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Disciplined Stock Fund from November 1, 2007 to April 30, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended April 30, 2008

Expenses paid per $1,000†	$ 4.74
Ending value (after expenses)	$904.50

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended April 30, 2008

Expenses paid per $1,000†	$ 5.02
Ending value (after expenses)	$1,019.89

† *Expenses are equal to the fund's annualized expense ratio of 1.00%; multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

April 30, 2008 (Unaudited)

Common Stocks—99.9%	Shares	Value ($)
Consumer Discretionary—9.2%		
Autoliv	83,940	5,140,486
Discovery Holding, Cl. A	157,300 [a]	3,643,068
Gap	359,920	6,701,710
McDonald's	161,274	9,608,705
Newell Rubbermaid	211,990	4,352,155
News, Cl. A	203,220	3,637,638
O'Reilly Automotive	153,570 [a,b]	4,433,566
Omnicom Group	236,080	11,270,459
Ross Stores	195,230	6,538,253
TJX Cos.	208,890	6,730,436
Viacom, Cl. B	130,800 [a]	5,027,952
Walt Disney	170,670	5,534,828
		72,619,256
Consumer Staples—10.9%		
Cadbury Schweppes, ADR	122,480 [b]	5,646,328
Coca-Cola Enterprises	150,420	3,384,450
ConAgra Foods	278,090	6,551,800
CVS Caremark	330,890	13,358,029
Kroger	293,370	7,994,332
Philip Morris International	231,420 [a]	11,809,363
SUPERVALU	289,530	9,583,443
SYSCO	272,730	8,337,356
Wal-Mart Stores	344,800	19,991,504
		86,656,605
Energy—13.7%		
Anadarko Petroleum	65,460	4,357,018
Chesapeake Energy	231,120 [b]	11,948,904
Chevron	217,540	20,916,471
ConocoPhillips	336,220	28,965,353
ENSCO International	118,610 [b]	7,559,015
Marathon Oil	154,180	7,025,983
Nabors Industries	193,060 [a,b]	7,247,472
National Oilwell Varco	86,560 [a]	5,925,032
Valero Energy	61,760	3,016,976
XTO Energy	195,387 [b]	12,086,640
		109,048,864

Common Stocks (continued)	Shares	Value ($)
Financial—17.0%		
American International Group	208,700	9,641,940
Bank of America	402,710 [b]	15,117,733
Chubb	206,490	10,937,775
Citigroup	355,600	8,986,012
Goldman Sachs Group	76,200	14,582,394
JPMorgan Chase & Co.	455,630	21,710,770
MetLife	213,250	12,976,262
Morgan Stanley	216,900	10,541,340
PNC Financial Services Group	99,060	6,869,811
U.S. Bancorp	235,220	7,971,606
Wachovia	135,620	3,953,323
Wells Fargo & Co.	363,220 [b]	10,805,795
		134,094,761
Health Care—11.8%		
Baxter International	247,270	15,409,866
Becton, Dickinson & Co.	56,430	5,044,842
CIGNA	136,900	5,846,999
Covidien	97,750	4,563,948
Hospira	166,650 [a]	6,857,648
Johnson & Johnson	258,260	17,326,663
Merck & Co.	215,970	8,215,499
Pfizer	535,034	10,759,534
Schering-Plough	295,240	5,435,368
St. Jude Medical	110,940	4,856,953
Thermo Fisher Scientific	161,430 [a,b]	9,341,954
		93,659,274
Industrial—12.2%		
Allied Waste Industries	375,890 [a]	4,646,000
Dover	122,000	6,035,340
Eaton	106,710	9,373,406
Emerson Electric	173,790	9,082,265
General Electric	477,310	15,608,037
Goodrich	106,550	7,261,382
L-3 Communications Holdings	59,890	6,674,740
Lockheed Martin	80,150	8,499,106
Raytheon	70,020	4,479,179
Terex	78,520 [a]	5,471,274

Common Stocks (continued)	Shares	Value ($)
Industrial (continued)		
Textron	120,700	7,363,907
Tyco International	230,980	10,807,554
US Airways Group	187,601 a	1,611,493
		96,913,683
Information Technology–15.9%		
Accenture, Cl. A	112,620	4,228,881
Adobe Systems	161,390 a	6,018,233
Akamai Technologies	141,800 a,b	5,072,186
Amphenol, Cl. A	98,320 b	4,540,418
Cisco Systems	393,700 a	10,094,468
Hewlett-Packard	253,090	11,730,721
Intel	485,530	10,807,898
International Business Machines	121,470	14,661,429
Laboratory Corp. of America Holdings	63,200 a	4,779,184
McAfee	168,300 a	5,595,975
Microsoft	646,150	18,428,198
Oracle	403,570 a	8,414,435
QUALCOMM	201,900	8,720,061
Research In Motion	49,860 a	6,064,472
Visa, Cl. A	79,560	6,639,282
		125,795,841
Materials–3.0%		
Air Products & Chemicals	70,621	6,951,225
Allegheny Technologies	82,120	5,652,320
Freeport-McMoRan Copper & Gold	43,680	4,968,600
Rohm & Haas	115,330 b	6,164,389
		23,736,534
Telecommunication Services–3.5%		
AT & T	479,890	18,576,542
Verizon Communications	239,910 b	9,231,737
		27,808,279
Utilities–2.7%		
PG & E	142,220 b	5,688,800
Sempra Energy	284,050	16,097,114
		21,785,914
Total Common Stocks		
(cost $683,448,003)		**792,119,011**

Other Investment–.2%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $1,826,000)	1,826,000 c	**1,826,000**

Investment of Cash Collateral for Securities Loaned–4.1%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $32,331,879)	32,331,879 c	**32,331,879**
Total Investments (cost $717,605,882)	**104.2%**	**826,276,890**
Liabilities, Less Cash and Receivables	**(4.2%)**	**(33,140,035)**
Net Assets	**100.0%**	**793,136,855**

ADR—American Depository Receipts

a   *Non-income producing security.*

b   *All or a portion of these securities are on loan. At April 30, 2008, the total market value of the fund's securities on loan is $27,385,131 and the total market value of the collateral held by the fund is $32,331,879.*

c   *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
Financial	17.0	Consumer Discretionary	9.2
Information Technology	15.9	Money Market Investments	4.3
Energy	13.7	Telecommunication Services	3.5
Industrial	12.2	Materials	3.0
Health Care	11.8	Utilities	2.7
Consumer Staples	10.9		**104.2**

†   *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

April 30, 2008 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $27,385,131)–Note 1(b):		
Unaffiliated issuers	683,448,003	792,119,011
Affiliated issuers	34,157,879	34,157,879
Receivable for investment securities sold		7,657,577
Dividends and interest receivable		546,472
Receivable for shares of Capital Stock subscribed		27,564
		834,508,503
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		653,203
Cash overdraft due to Custodian		3,392
Liability for securities on loan–Note 1(b)		32,331,879
Payable for investment securities purchased		7,959,068
Payable for shares of Capital Stock redeemed		399,077
Interest payable–Note 2		21,779
Accrued expenses		3,250
		41,371,648
Net Assets ($)		**793,136,855**
Composition of Net Assets ($):		
Paid-in capital		668,473,667
Accumulated undistributed investment income–net		2,719,532
Accumulated net realized gain (loss) on investments		13,272,648
Accumulated net unrealized appreciation (depreciation) on investments		108,671,008
Net Assets ($)		**793,136,855**
Shares Outstanding		
(165 million shares of $.001 par value Capital Stock authorized)		24,325,346
Net Asset Value, offering and redemption price per share ($)		**32.61**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended April 30, 2008 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends:	
Unaffiliated issuers	8,233,549
Affiliated issuers	117,557
Income from securities lending	73,357
Total Income	**8,424,463**
Expenses:	
Management fee–Note 3(a)	3,661,684
Distribution fees–Note 3(b)	406,854
Directors' fees–Note 3(a)	28,854
Interest expense–Note 2	7,948
Loan commitment fees–Note 2	1,615
Total Expenses	**4,106,955**
Less–Directors' fees reimbursed by the Manager–Note 3(a)	(28,854)
Net Expenses	**4,078,101**
Investment Income–Net	**4,346,362**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	14,558,276
Net unrealized appreciation (depreciation) on investments	(107,827,466)
Net Realized and Unrealized Gain (Loss) on Investments	**(93,269,190)**
Net (Decrease) in Net Assets Resulting from Operations	**(88,922,828)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended April 30, 2008 (Unaudited)	Year Ended October 31, 2007
Operations ($):		
Investment income−net	4,346,362	6,488,436
Net realized gain (loss) on investments	14,558,276	91,771,057
Net unrealized appreciation (depreciation) on investments	(107,827,466)	64,495,488
Net Increase (Decrease) in Net Assets Resulting from Operations	**(88,922,828)**	**162,754,981**
Dividends to Shareholders from ($):		
Investment income−net	(4,088,365)	(5,603,181)
Net realized gain on investments	(91,047,656)	(85,750,982)
Total Dividends	**(95,136,021)**	**(91,354,163)**
Capital Stock Transactions ($):		
Net proceeds from shares sold	15,088,953	58,169,240
Dividends reinvested	90,129,446	86,774,362
Cost of shares redeemed	(73,842,097)	(211,615,674)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**31,376,302**	**(66,672,072)**
Total Increase (Decrease) in Net Assets	**(152,682,547)**	**4,728,746**
Net Assets ($):		
Beginning of Period	945,819,402	941,090,656
End of Period	**793,136,855**	**945,819,402**
Undistributed investment income−net	2,719,532	2,461,535
Capital Share Transactions (Shares):		
Shares sold	454,990	1,561,278
Shares issued for dividends reinvested	2,556,433	2,462,017
Shares redeemed	(2,191,658)	(5,710,881)
Net Increase (Decrease) in Shares Outstanding	**819,765**	**(1,687,586)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended April 30, 2008 (Unaudited)	Year Ended October 31,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	40.24	37.35	32.52	30.02	28.64	25.06
Investment Operations:						
Investment income−net[a]	.18	.26	.29	.34	.19	.17
Net realized and unrealized gain (loss) on investments	(3.72)	6.31	4.88	2.46	1.38	3.58
Total from Investment Operations	(3.54)	6.57	5.17	2.80	1.57	3.75
Distributions:						
Dividends from investment income−net	(.18)	(.23)	(.34)	(.30)	(.19)	(.17)
Dividends from net realized gain on investments	(3.91)	(3.45)	–	–	–	–
Total Distributions	(4.09)	(3.68)	(.34)	(.30)	(.19)	(.17)
Net asset value, end of period	32.61	40.24	37.35	32.52	30.02	28.64
Total Return (%)	(9.55)[b]	18.98	16.01	9.37	5.54	14.99
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.01[c]	1.01	1.00	1.00	1.00	1.00
Ratio of net expenses to average net assets	1.00[c]	.98	.93	.90	.93	1.00
Ratio of net investment income to average net assets	1.07[c]	.69	.86	1.06	.66	.66
Portfolio Turnover Rate	30.16[b]	49.43	96.40	68.42	79.49	50.96
Net Assets, end of period ($ x 1,000)	793,137	945,819	941,091	1,075,938	1,245,344	1,464,281

[a] *Based on average shares outstanding at each month end.*
[b] *Not annualized.*
[c] *Annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Disciplined Stock Fund (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering fourteen series, including the fund. The fund's investment objective is to seek capital appreciation. The Dreyfus Corporation (the "Manager" or "Dreyfus"), a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), serves as investment adviser. MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization premium on investments, is recognized on the accrual basis.

Pursuant to a securities lending agreement with Mellon Bank, N.A. ("Mellon Bank"), a subsidiary of BNY Mellon and a Dreyfus affiliate, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102%

of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Collateral is either in the form of cash, which can be invested in certain money market mutual funds managed by the Manager, U.S. Government and Agency securities or Letters of Credit. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ended April 30, 2008, Mellon Bank earned $31,439 from lending fund portfolio securities, pursuant to the securities lending agreement.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended April 30, 2008.

Each of the tax years in the three-year period ended October 31, 2007, remains subject to examination by the Internal Revenue Service and state taxing authorities.

The tax character of distributions paid to shareholders during the fiscal year ended October 31, 2007, were as follows: ordinary income $5,603,181 and long-term capital gains $85,750,982. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund at rates based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the Facility during the period ended April 30, 2008, was approximately $348,300, with a related weighted average annualized interest rate of 4.59%.

NOTE 3—Investment Management Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Management Agreement with the Manager, the Manager provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of .90% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, commitment fees, Rule 12b-1 distribution fees and expenses, fees and expenses of non-interested Directors (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Directors (including counsel fees). Each Director receives $45,000 per year, plus $6,000 for each joint Board meeting of the Company, The Dreyfus/Laurel Tax-Free Municipal Funds and The Dreyfus/Laurel Funds Trust (collectively, the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. With respect to Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, prior to April 12, 2008 with respect to audit committee meetings, the Chair of the audit committee received $1,350 per meeting. In the event that there is an in-person joint committee meeting or a joint telephone meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Company directly to the non-interested Directors, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Directors.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, the fund may pay annually up to .10% of the value of the fund's average daily net assets to compensate Mellon and the Manager for shareholder servicing activities and the Distributor for shareholder servicing activities and expenses primarily intended to result in the sale of fund shares. During the period ended April 30, 2008, the fund was charged $406,854 pursuant to the Plan.

Under its terms, the Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of a majority of those Directors who are not "interested persons" of the Company and who have no direct or indirect financial interest in the operation of or in any agreement related to the Plan.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $588,858 and Rule 12b-1 distribution plan fees $64,345.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended April 30, 2008, amounted to $249,976,115 and $300,223,174, respectively.

At April 30, 2008, accumulated net unrealized appreciation on investments was $108,671,008, consisting of $137,339,168 gross unrealized appreciation and $28,668,160 gross unrealized depreciation.

At April 30, 2008, the cost of investments for Federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161 "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

At a meeting of the fund's Board of Directors held on February 12 and 13, 2008, the Board considered the re-approval of the fund's Investment Management Agreement ("Management Agreement"), pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

<u>Analysis of Nature, Extent and Quality of Services Provided to the Fund.</u> The Board members considered information previously provided to them in a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and representatives of the Manager confirmed that there had been no material changes in this information. The Board also discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the distribution channels for the fund as well as the diversity of distribution among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. The Manager provided the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio. The Board members reviewed the fund's performance and comparisons to a group of retail, no-load load, large-cap core funds (the "Performance Group") and to a larger universe of funds, consisting of all retail and institutional large-cap core funds (the "Performance Universe") selected and provided by Lipper, Inc., an independent provider of investment company data. The Board was provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe, as well as the Expense Group and Expense Universe (discussed below). The Board members discussed the results of the comparisons and noted that the fund's total return performance was above or equal to the Performance Group and Performance Universe medians for the one-, two-, three-, four- and five-year periods ended December 31, 2007 and below the Performance Group and Performance Universe medians for the 10-year period ended December 31, 2007. The Manager also provided a comparison of the fund's total returns to the returns of the fund's benchmark index for each calendar year for the past ten years.

The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios of a comparable group of funds (the "Expense Group") and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. A representative of the Manager noted that the Manager had voluntarily waived a portion of its management fee in the amount of 0.05% of the value of the fund's average daily net assets until April 4, 2007 (representing 5.55% of the contractual management fee during the period while the waiver was in place), and that the fund's expense ratio reflected that waiver. The Board noted that the fund was the only fund in the Expense Group with a "unitary fee" structure and that the fund's management fee was above the Expense Group and Expense Universe medians, with and without the waiver. The Board members noted that the fund's expense ratio was below the Expense Group and Expense

Universe medians with the voluntary waiver and above the Expense Group and Expense Universe medians without the waiver.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies, and included in the same Lipper category as the fund (the "Similar Funds"), and by other accounts managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the fund (the "Similar Accounts"). The Manager's representatives explained the nature of the Similar Accounts and the differences, from the Manager's perspective, in providing services to such Similar Accounts as compared to managing and providing services to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the fees paid in light of the services provided, noting the fund's "unitary fee" structure. The Board members considered the relevance of the fee information provided for the Similar Funds and the Similar Accounts to evaluate the appropriateness and reasonableness of the fund's management fee. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board previously had been provided with information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board also was informed that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, including the recent decline in assets, and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted the Manager's soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within range determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided by the Manager. The Board also noted the Manager's waiver of receipt of a portion of the management fee until April 4, 2007 and its effect on the profitability of the Manager.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by the Manager are adequate and appropriate.
- The Board was satisfied with the fund's performance.
- The Board concluded that the fee paid by the fund to the Manager was reasonable in light of the services provided, comparative performance, expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders and that the Management Agreement would be renewed through April 4, 2009.

NOTES

For More Information

**Dreyfus
Disciplined Stock Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbol: DDSTX

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0728SA0408

Dreyfus Premier Large Company Stock Fund

SEMIANNUAL REPORT April 30, 2008





BNY MELLON
ASSET MANAGEMENT

Dreyfus

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier Large Company Stock Fund, covering the six-month period from November 1, 2007, through April 30, 2008.

Although the U.S. economy has teetered on the brink of recession and the financial markets encountered heightened volatility due to an ongoing credit crisis during the reporting period, we recently have seen signs of potential improvement. The Federal Reserve Board's aggressive easing of monetary policy and innovative measures to inject liquidity into the banking system appear to have reassured many investors. At Dreyfus, we believe that the current economic downturn is likely to be relatively brief by historical standards, but the ensuing recovery may be gradual and prolonged as financial deleveraging and housing price deflation continue to weigh on economic activity.

The implications of our economic outlook for the U.S. stock market generally are positive. Selling pressure among overleveraged investors has created attractive values in a number of areas, including among many of the market's largest and well-established companies. Your financial advisor can help you assess current risks and take advantage of these longer-term opportunities within the context of your overall investment portfolio.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
May 15, 2008



DISCUSSION OF FUND PERFORMANCE

For the reporting period of November 1, 2007, through April 30, 2008, as provided by Sean P. Fitzgibbon, Portfolio Manager

Fund and Market Performance Overview

For the six-month period ended April 30, 2008, Dreyfus Premier Large Company Stock Fund's Class A shares produced a total return of –9.58%, Class B shares produced a total return of –9.93%, Class C shares produced a total return of –9.93%, Class I shares produced a total return of –9.49% and Class T shares produced a total return of –9.69%.[1] In comparison, the total return of the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), the fund's benchmark, was –9.63% for the same period.[2]

Slowing U.S. economic growth and the sub-prime credit crisis generally drove stock prices lower during the reporting period. The fund roughly matched the benchmark's overall performance, as strong returns in the consumer staples area were offset by relatively weak returns among technology and materials stocks.

The Fund's Investment Approach

The fund seeks capital appreciation. To pursue its goal, the fund normally invests at least 80% of its assets in stocks of large-cap companies. The fund invests in a diversified portfolio of growth and value stocks, remaining fully invested and industry and sector neutral in relation to the S&P 500 Index. Stocks are chosen through a disciplined investment process that combines computer-modeling techniques, fundamental analysis and risk management. The result is a broadly diversified portfolio of carefully selected stocks, with performance determined by a large number of securities. At the end of the reporting period, the fund held positions in approximately 85 stocks across 11 economic sectors.

Economic and Credit Concerns Fueled Market Volatility

A credit crisis that began in the sub-prime mortgage market damaged investor sentiment in a number of asset classes during the reporting period, a development that was exacerbated by recession fears stemming from slower consumer spending, mounting job losses and soaring food and energy prices. Despite aggressive measures by the Federal Reserve Board in reducing short-term interest rates and injecting liquidity into the banking system, banks remained reluctant to extend credit throughout the reporting period, and the U.S. economy remained sluggish.

Gaining Ground in the Consumer Staples Sector

In this environment, the fund generated gains in the consumer staples sector compared with a slight loss for the benchmark's consumer staples component, mainly due to relatively heavy exposure to discount retailers. Mass merchandiser Wal-Mart Stores, one of the fund's larger holdings, rallied after the company announced improved same-store sales. In the health care area, the fund's relative performance benefited from underweighted exposure to pharmaceutical developers, which came under pressure from patent expirations and product-related problems. Instead, the fund focused on hospital suppliers, such as Covidien, Baxter International and Becton, Dickinson and Company, which fared relatively well.

Turmoil in the sub-prime loan market took a toll on banks and other financial institutions during the reporting period, making the financials area the market's weakest sector by far. The fund slightly outperformed its benchmark in this sector, due to relatively light exposure to banks early in the reporting period. However, other financial holdings of the fund, such as insurer American International Group and exchange operator CME Group, suffered to nearly the same degree as banks. On a more positive note, robust global demand drove energy stocks sharply higher. The fund participated fully in the sector's rise, bolstered by independent oil and gas producers, such as XTO Energy and Chesapeake Energy, and oilfield services providers, such as drilling contractors Ensco International and Nabors Industries.

Undermined by Technology and Basic Materials

On the other hand, the fund produced relatively weak returns in the technology and basic materials sectors. Among technology companies, the fund suffered from overweighted exposure early in the reporting period. We later trimmed the exposure to several of the fund's larger technology holdings, such as computer and electronics maker Apple. However, in the case of Apple, after an initial decline in the share price that reflected investor concerns over the new product prospects, shares subsequently rebounded as these concerns were alleviated. This result further constrained the fund's performance compared to its benchmark. Relative returns also suffered due to the fund's position in data storage firm EMC.

The fund maintained a relatively conservative posture in the basic materials sector due to what we believe are high valuations. In addition, the fund's holdings failed to keep pace with the benchmark's basic materials component. For example, metal fabricator Allegheny Technologies was hurt by an unfavorable pricing environment. However, the fund benefited from a new holding in the sector, Freeport-McMoRan Copper & Gold, thereby regaining some of the ground previously lost relative to the benchmark.

Attractive Valuations and Earnings Prospects

Despite continuing signs of weakness in the U.S. economy, the global economy remains stable and U.S. stock valuations appear attractive to us in light of current earnings prospects. As of the end of the reporting period, we have taken advantage of these valuations by adopting relatively large exposure to consumer discretionary stocks. We also have added to the fund's banking stock positions, although total exposure to the financials sector remains slightly lower than the benchmark. The fund continues to hold less exposure than the benchmark in the basic materials sector, where valuations remain high.

May 15, 2008

---

1   *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

2   *SOURCE: LIPPER INC. — Reflects the monthly reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Large Company Stock Fund from November 1, 2007 to April 30, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended April 30, 2008

	Class A	Class B	Class C	Class I	Class T
Expenses paid per $1,000†	$ 5.44	$ 8.98	$ 8.98	$ 4.26	$ 6.62
Ending value (after expenses)	$904.20	$900.70	$900.70	$905.10	$903.10

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended April 30, 2008

	Class A	Class B	Class C	Class I	Class T
Expenses paid per $1,000†	$ 5.77	$ 9.52	$ 9.52	$ 4.52	$ 7.02
Ending value (after expenses)	$1,019.14	$1,015.42	$1,015.42	$1,020.39	$1,017.90

† *Expenses are equal to the fund's annualized expense ratio of 1.15% for Class A, 1.90% for Class B, 1.90% for Class C, .90% for Class I and 1.40% for Class T, multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

April 30, 2008 (Unaudited)

Common Stocks–100.0%	Shares	Value ($)
Consumer Discretionary–9.4%		
Autoliv	7,190	440,315
Discovery Holding, Cl. A	13,300 a	308,028
Gap	30,570	569,213
McDonald's	13,745	818,927
Newell Rubbermaid	18,000	369,540
News, Cl. A	17,260	308,954
O'Reilly Automotive	13,090 a	377,908
Omnicom Group	19,990	954,323
Ross Stores	16,800	562,632
TJX Cos.	17,730	571,261
Viacom, Cl. B	11,150 a	428,606
Walt Disney	19,840	643,411
		6,353,118
Consumer Staples–11.0%		
Cadbury Schweppes, ADR	10,420 b	480,362
Coca-Cola Enterprises	12,830	288,675
ConAgra Foods	23,570	555,309
CVS Caremark	27,660	1,116,634
Kroger	25,060	682,885
Philip Morris International	20,010 a	1,021,110
SUPERVALU	24,700	817,570
SYSCO	23,280	711,670
Wal-Mart Stores	29,270	1,697,075
		7,371,290
Energy–13.7%		
Anadarko Petroleum	5,470	364,083
Chesapeake Energy	19,560	1,011,252
Chevron	18,440	1,773,006
ConocoPhillips	28,510	2,456,137
ENSCO International	10,070	641,761
Marathon Oil	13,090	596,511
Nabors Industries	16,390 a,b	615,280
National Oilwell Varco	7,390 a	505,846

Common Stocks (continued)	Shares	Value ($)
Energy (continued)		
Valero Energy	5,210	254,509
XTO Energy	16,615	1,027,804
		9,246,189
Financial—17.0%		
American International Group	17,867	825,455
Bank of America	34,210	1,284,243
Chubb	17,620	933,331
Citigroup	30,290	765,428
Goldman Sachs Group	6,510	1,245,819
JPMorgan Chase & Co.	38,890	1,853,109
MetLife	18,200	1,107,470
Morgan Stanley	18,420	895,212
PNC Financial Services Group	8,460	586,701
U.S. Bancorp	20,090	680,850
Wachovia	11,520	335,808
Wells Fargo & Co.	30,790	916,003
		11,429,429
Health Care—12.1%		
Baxter International	20,960	1,306,227
Becton, Dickinson & Co.	4,750	424,650
CIGNA	11,560	493,727
Covidien	8,172	381,550
Hospira	14,110 [a]	580,627
Johnson & Johnson	21,920	1,470,613
Laboratory Corp. of America Holdings	5,370 [a]	406,079
Merck & Co.	18,460	702,218
Pfizer	35,623	716,379
Schering-Plough	25,030	460,802
St. Jude Medical	9,400 [a]	411,532
Thermo Fisher Scientific	13,670 [a]	791,083
		8,145,487
Industrial—12.2%		
Allied Waste Industries	31,790 [a]	392,924
Dover	10,320	510,530
Eaton	9,100	799,344
Emerson Electric	14,710	768,745

Common Stocks (continued)	Shares	Value ($)
Industrial (continued)		
General Electric	40,500	1,324,350
Goodrich	8,990	612,669
L-3 Communications Holdings	5,130	571,739
Lockheed Martin	6,700	710,468
Raytheon	5,980	382,541
Terex	6,720 [a]	468,250
Textron	10,110	616,811
Tyco International	19,772	925,132
US Airways Group	16,038 [a]	137,766
		8,221,269
Information Technology–15.1%		
Accenture, Cl. A	9,610	360,855
Adobe Systems	13,660 [a]	509,381
Akamai Technologies	12,000 [a]	429,240
Amphenol, Cl. A	8,360	386,065
Cisco Systems	33,690 [a]	863,811
Hewlett-Packard	19,530	905,216
Intel	41,210	917,335
International Business Machines	10,360	1,250,452
McAfee	14,230 [a]	473,148
Microsoft	54,790	1,562,611
Oracle	34,260 [a]	714,321
QUALCOMM	17,260	745,459
Research In Motion	4,250 [a]	516,928
Visa, Cl. A	6,735	562,036
		10,196,858
Materials–2.9%		
Air Products & Chemicals	5,950	585,658
Allegheny Technologies	6,930	476,992
Freeport-McMoRan Copper & Gold	3,670	417,463
Rohm & Haas	8,770 [b]	468,757
		1,948,870
Telecommunication Services–3.5%		
AT & T	40,690	1,575,110
Verizon Communications	20,550	790,764
		2,365,874

Common Stocks (continued)	Shares	Value ($)
Utilities–3.1%		
PG & E	17,730	709,200
Sempra Energy	24,090	1,365,180
		2,074,380
Total Common Stocks		
(cost $60,736,210)		**67,352,764**

Investment of Cash Collateral for Securities Loaned–2.2%		
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $1,450,170)	1,450,170 ᶜ	**1,450,170**

Total Investments (cost $62,186,380)	**102.2%**	**68,802,934**
Liabilities, Less Cash and Receivables	**(2.2%)**	**(1,493,751)**
Net Assets	**100.0%**	**67,309,183**

ADR—American Depository Receipts
ᵃ Non-income producing security.
ᵇ All or a portion of these securities are on loan. At April 30, 2008, the total market value of the fund's securities on loan is $1,407,959 and the total market value of the collateral held by the fund is $1,450,170.
ᶜ Investment in affiliated money market mutual fund.

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Financial	17.0	Consumer Discretionary	9.4
Information Technology	15.1	Telecommunication Services	3.5
Energy	13.7	Utilities	3.1
Industrial	12.2	Materials	2.9
Health Care	12.1	Money Market Investment	2.2
Consumer Staples	11.0		**102.2**

† Based on net assets.
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

April 30, 2008 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments (including securities on loan, valued at $1,407,959)—Note 1(b):		
Unaffiliated issuers	60,736,210	67,352,764
Affiliated issuers	1,450,170	1,450,170
Receivable for investment securities sold		813,536
Dividends and interest receivable		44,714
Receivable for shares of Capital Stock subscribed		978
		69,662,162
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(b)		68,485
Cash overdraft due to Custodian		98,400
Liability for securities on loan—Note 1(b)		1,450,170
Payable for investment securities purchased		675,848
Payable for shares of Capital Stock redeemed		60,002
Interest payable—Note 2		74
		2,352,979
Net Assets ($)		**67,309,183**
Composition of Net Assets ($):		
Paid-in capital		91,641,778
Accumulated undistributed investment income—net		167,331
Accumulated net realized gain (loss) on investments		(31,116,480)
Accumulated net unrealized appreciation (depreciation) on investments		6,616,554
Net Assets ($)		**67,309,183**

Net Asset Value Per Share

	Class A	Class B	Class C	Class I	Class T
Net Assets ($)	47,228,713	5,628,989	6,078,496	7,901,184	471,801
Shares Outstanding	1,844,427	233,123	251,753	304,079	18,729
Net Asset Value Per Share ($)	**25.61**	**24.15**	**24.14**	**25.98**	**25.19**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended April 30, 2008 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends:	
Unaffiliated issuers	698,554
Affiliated issuers	9,020
Income from securities lending	1,244
Total Income	**708,818**
Expenses:	
Management fee–Note 3(a)	311,558
Distribution and service fees–Note 3(b)	124,621
Directors' fees–Note 3(a)	2,449
Loan commitment fees–Note 2	134
Total Expenses	**438,762**
Less–Directors' fees reimbursed by the Manager–Note 3(a)	(2,449)
Net Expenses	**436,313**
Investment Income–Net	**272,505**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	915,247
Net unrealized appreciation (depreciation) on investments	(8,879,304)
Net Realized and Unrealized Gain (Loss) on Investments	**(7,964,057)**
Net (Decrease) in Net Assets Resulting from Operations	**(7,691,552)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended April 30, 2008 (Unaudited)	Year Ended October 31, 2007[a]
Operations ($):		
Investment income–net	272,505	370,881
Net realized gain (loss) on investments	915,247	8,205,044
Net unrealized appreciation (depreciation) on investments	(8,879,304)	4,902,331
Net Increase (Decrease) in Net Assets Resulting from Operations	**(7,691,552)**	**13,478,256**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A Shares	(291,440)	(193,474)
Class B Shares	(25,071)	(26,457)
Class C Shares	(26,534)	(14,730)
Class I Shares	(54,676)	(39,345)
Class T Shares	(2,108)	(1,445)
Total Dividends	**(399,829)**	**(275,451)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A Shares	3,819,043	10,062,628
Class B Shares	1,171,615	570,623
Class C Shares	315,418	326,874
Class I Shares	24,183	62,848
Class T Shares	191,974	79,797
Dividends reinvested:		
Class A Shares	262,357	172,403
Class B Shares	23,128	25,141
Class C Shares	11,352	6,494
Class I Shares	43,807	32,131
Class T Shares	1,886	1,312
Cost of shares redeemed:		
Class A Shares	(5,403,212)	(12,791,058)
Class B Shares	(2,496,728)	(9,117,910)
Class C Shares	(927,129)	(1,128,116)
Class I Shares	(632,689)	(864,930)
Class T Shares	(133,894)	(156,539)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(3,728,889)**	**(12,718,302)**
Total Increase (Decrease) in Net Assets	**(11,820,270)**	**484,503**
Net Assets ($):		
Beginning of Period	79,129,453	78,644,950
End of Period	**67,309,183**	**79,129,453**
Undistributed investment income–net	167,331	294,655

	Six Months Ended April 30, 2008 (Unaudited)	Year Ended October 31, 2007[a]
Capital Share Transactions:		
Class A[b]		
Shares sold	147,337	391,279
Shares issued for dividends reinvested	9,492	6,943
Shares redeemed	(212,077)	(492,696)
Net Increase (Decrease) in Shares Outstanding	**(55,248)**	**(94,474)**
Class B[b]		
Shares sold	48,672	23,466
Shares issued for dividends reinvested	885	1,064
Shares redeemed	(102,348)	(376,427)
Net Increase (Decrease) in Shares Outstanding	**(52,791)**	**(351,897)**
Class C		
Shares sold	12,887	12,998
Shares issued for dividends reinvested	434	275
Shares redeemed	(39,278)	(45,265)
Net Increase (Decrease) in Shares Outstanding	**(25,957)**	**(31,992)**
Class I		
Shares sold	944	2,391
Shares issued for dividends reinvested	1,564	1,279
Shares redeemed	(24,182)	(33,375)
Net Increase (Decrease) in Shares Outstanding	**(21,674)**	**(29,705)**
Class T		
Shares sold	7,627	3,086
Shares issued for dividends reinvested	69	54
Shares redeemed	(5,096)	(5,802)
Net Increase (Decrease) in Shares Outstanding	**2,600**	**(2,662)**

[a] *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*

[b] *During the period ended April 30, 2008, 65,442 Class B shares representing $1,599,606 were automatically converted to 61,806 Class A shares and during the period ended October 31, 2007, 275,310 Class B shares representing $6,682,777 were automatically converted to 261,244 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended April 30, 2008 (Unaudited)	Year Ended October 31,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	28.48	24.03	20.81	19.27	18.23	15.90
Investment Operations:						
Investment income–net[a]	.11	.16	.16	.17	.10	.08
Net realized and unrealized gain (loss) on investments	(2.83)	4.39	3.14	1.59	1.00	2.26
Total from Investment Operations	(2.72)	4.55	3.30	1.76	1.10	2.34
Distributions:						
Dividends from investment income–net	(.15)	(.10)	(.08)	(.22)	(.06)	(.01)
Net asset value, end of period	25.61	28.48	24.03	20.81	19.27	18.23
Total Return (%)[b]	(9.58)[c]	18.98	15.81	9.23	6.05	14.71
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.16[d]	1.15	1.15	1.15	1.15	1.15
Ratio of net expenses to average net assets	1.15[d]	1.11	1.05	1.05	1.08	1.15
Ratio of net investment income to average net assets	.90[d]	.61	.71	.84	.51	.50
Portfolio Turnover Rate	30.20[c]	50.62	97.90	70.09	65.83	51.02
Net Assets, end of period ($ x 1,000)	47,229	54,103	47,928	39,665	33,185	98,320

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
[c] Not annualized.
[d] Annualized.
See notes to financial statements.

FINANCIAL HIGHLIGHTS *(continued)*

Class B Shares	Six Months Ended April 30, 2008 (Unaudited)	Year Ended October 31, 2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	26.91	22.83	19.85	18.45	17.54	15.40
Investment Operations:						
Investment income (loss)—net [a]	.02	(.02)	.00[b]	.04	(.05)	(.04)
Net realized and unrealized gain (loss) on investments	(2.68)	4.15	2.98	1.50	.98	2.18
Total from Investment Operations	(2.66)	4.13	2.98	1.54	.93	2.14
Distributions:						
Dividends from investment income—net	(.10)	(.05)	(.00)[b]	(.14)	(.02)	–
Net asset value, end of period	24.15	26.91	22.83	19.85	18.45	17.54
Total Return (%) [c]	(9.93)[d]	18.11	14.97	8.42	5.34	13.83
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.91[e]	1.90	1.90	1.90	1.90	1.90
Ratio of net expenses to average net assets	1.90[e]	1.86	1.80	1.80	1.83	1.90
Ratio of net investment income (loss) to average net assets	.16[e]	(.10)	.02	.21	(.25)	(.25)
Portfolio Turnover Rate	30.20[d]	50.62	97.90	70.09	65.83	51.02
Net Assets, end of period ($ x 1,000)	5,629	7,695	14,558	29,078	45,297	55,336

a *Based on average shares outstanding at each month end.*
b *Amount represents less than $.01 per share.*
c *Exclusive of sales charge.*
d *Not annualized.*
e *Annualized.*
See notes to financial statements.

16

Class C Shares	Six Months Ended April 30, 2008 (Unaudited)	Year Ended October 31,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	26.90	22.82	19.86	18.45	17.54	15.40
Investment Operations:						
Investment income (loss)−net [a]	.02	(.03)	.00[b]	.03	(.05)	(.04)
Net realized and unrealized gain (loss) on investments	(2.68)	4.16	2.96	1.52	.98	2.18
Total from Investment Operations	(2.66)	4.13	2.96	1.55	.93	2.14
Distributions:						
Dividends from investment income−net	(.10)	(.05)	(.00)[b]	(.14)	(.02)	−
Net asset value, end of period	24.14	26.90	22.82	19.86	18.45	17.54
Total Return (%)[c]	(9.93)[d]	18.07	14.97	8.42	5.28	13.90
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.91[e]	1.90	1.90	1.90	1.90	1.90
Ratio of net expenses to average net assets	1.90[e]	1.86	1.80	1.80	1.83	1.90
Ratio of net investment income (loss) to average net assets	.15[e]	(.14)	(.01)	.17	(.25)	(.24)
Portfolio Turnover Rate	30.20[d]	50.62	97.90	70.09	65.83	51.02
Net Assets, end of period ($ x 1,000)	6,078	7,471	7,069	8,380	10,271	13,094

[a] Based on average shares outstanding at each month end.
[b] Amount represents less than $.01 per share.
[c] Exclusive of sales charge.
[d] Not annualized.
[e] Annualized.
See notes to financial statements.

	Six Months Ended April 30, 2008	Year Ended October 31,				
Class I Shares	(Unaudited)	2007[a]	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	28.88	24.32	21.06	19.47	18.40	16.02
Investment Operations:						
Investment income–net[b]	.15	.23	.22	.24	.14	.13
Net realized and unrealized gain (loss) on investments	(2.88)	4.44	3.17	1.60	1.02	2.27
Total from Investment Operations	(2.73)	4.67	3.39	1.84	1.16	2.40
Distributions:						
Dividends from investment income–net	(.17)	(.11)	(.13)	(.25)	(.09)	(.02)
Net asset value, end of period	25.98	28.88	24.32	21.06	19.47	18.40
Total Return (%)	(9.49)[c]	19.29	16.14	9.50	6.35	14.98
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.91[d]	.90	.90	.90	.90	.90
Ratio of net expenses to average net assets	.90[d]	.86	.80	.80	.83	.90
Ratio of net investment income to average net assets	1.15[d]	.86	.97	1.17	.75	.76
Portfolio Turnover Rate	30.20[c]	50.62	97.90	70.09	65.83	51.02
Net Assets, end of period ($ x 1,000)	7,901	9,409	8,645	8,713	10,019	11,492

[a] *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*
[b] *Based on average shares outstanding at each month end.*
[c] *Note annualized.*
[d] *Annualized.*
See notes to financial statements.

Class T Shares	Six Months Ended April 30, 2008 (Unaudited)	Year Ended October 31,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	28.03	23.69	20.54	19.04	18.04	15.77
Investment Operations:						
Investment income—net a	.08	.09	.11	.13	.05	.04
Net realized and unrealized gain (loss) on investments	(2.79)	4.33	3.08	1.56	1.00	2.23
Total from Investment Operations	(2.71)	4.42	3.19	1.69	1.05	2.27
Distributions:						
Dividends from investment income—net	(.13)	(.08)	(.04)	(.19)	(.05)	–
Net asset value, end of period	25.19	28.03	23.69	20.54	19.04	18.04
Total Return (%) b	(9.69)c	18.71	15.54	8.93	5.82	14.40
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.41d	1.40	1.40	1.40	1.40	1.40
Ratio of net expenses to average net assets	1.40d	1.36	1.30	1.30	1.33	1.40
Ratio of net investment income to average net assets	.62d	.35	.49	.64	.25	.27
Portfolio Turnover Rate	30.20c	50.62	97.90	70.09	65.83	51.02
Net Assets, end of period ($ x 1,000)	472	452	445	609	660	734

a   *Based on average shares outstanding at each month end.*
b   *Exclusive of sales charge.*
c   *Not annualized.*
d   *Annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Large Company Stock Fund (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering fourteen series, including the fund. The fund's investment objective is to seek capital appreciation. The Dreyfus Corporation (the "Manager" or "Dreyfus"), a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), serves as investment adviser.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 450 million shares of $.001 par value Capital Stock. The fund currently offers five classes of shares: Class A (20 million shares authorized), Class B (100 million shares authorized), Class C (100 million shares authorized), Class I (30 million shares authorized) and Class T (200 million shares authorized). Class A, Class B, Class C and Class T shares are sold primarily to retail investors through financial intermediaries and bear a distribution fee and/or service fee. Class A and Class T shares are sold with a front-end sales charge, while Class B and Class C shares are subject to a contingent deferred sales charge ("CDSC"). Class B shares automatically convert to Class A shares after six years. The fund does not offer Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class I shares are sold primarily to bank trust departments and other financial service providers (including Mellon Bank, N.A. ("Mellon Bank"), a subsidiary of BNY Mellon and a Dreyfus affiliate), acting on behalf of customers having a qualified trust or an investment account or relationship at such institution and bear no distribution or service fees. Class I shares are offered without a front-end sales charge or CDSC. Each class of shares has identical rights and privileges, except with respect to distribution and service fees, the allocation of certain transfer agency costs and voting rights on matters affecting a single class. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no trans-actions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADRs and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

Pursuant to a securities lending agreement with Mellon Bank, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Collateral is either in the form of cash, which can be invested in certain money market mutual funds managed by the Manager, U.S. Government and Agency securities or Letters of Credit. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ended April 30, 2008,

Mellon Bank earned $534 from lending fund portfolio securities, pursuant to the securities lending agreement.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid on a quarterly basis. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended April 30, 2008.

Each of the tax years in the three-year period ended October 31, 2007, remains subject to examination by the Internal Revenue Service and state taxing authorities.

The fund has an unused capital loss carryover of $31,968,450 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to October 31, 2007. If not applied, $20,424,644 of the carryover expires in fiscal 2010 and $11,543,806 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal year ended October 31, 2007 was as follows: ordinary income $275,451. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2-Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended April 30, 2008, the fund did not borrow under the Facility.

NOTE 3-Investment Management Fee And Other Transactions With Affiliates:

(a) Pursuant to an Investment Management Agreement with the Manager, the Manager provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of .90% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, commitment fees, Rule 12b-1 distribution fees and expenses, service fees, fees and expenses of non-interested Directors (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Directors (including counsel fees). Each director receives $45,000 per year, plus $6,000 for each joint Board meeting of the Company, The Dreyfus/Laurel Tax-Free Municipal Funds and The Dreyfus/Laurel Funds Trust (collectively, the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. With respect to Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, prior to April 12, 2008 with respect to audit committee meetings, the Chair of the audit committee received $1,350 per meeting. In the event that there is an in-person joint committee meeting or a joint telephone meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Company directly to the non-interested Directors, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Directors.

During the period ended April 30, 2008, the Distributor retained $2,195 and $28 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $8,491 and $428 from CDSC on redemptions of the fund's Class B and C shares, respectively.

(b) Under separate Distribution Plans (the "Plans") adopted pursuant to Rule 12b-1 under the Act, Class A shares may pay annually up to .25% of their average daily net assets to compensate the Distributor for shareholder servicing activities and expenses primarily intended to result in the sale of Class A shares. Class B, Class C and Class T shares may pay the Distributor for distributing their shares at an aggregate annual rate of .75% of the value of the average daily net assets of Class B and Class C shares and .25% of the average daily net assets of Class T shares. The Distributor may pay one or more agents in respect of advertising, marketing and other distribution services for Class T shares and determines the amounts, if any, to be paid to agents and the basis on which such payments are made. Class B, Class C and Class T shares are also subject to a service plan adopted pursuant to Rule 12b-1 (the "Service Plan") under which Class B, Class C and Class T shares pay the Distributor for providing services to the holders of their shares, a fee at the annual rate of .25% of the value of the average daily net assets of Class B, Class C and Class T shares. During the period ended April 30, 2008, Class A, Class B, Class C and Class T shares were charged $59,937, $23,260, $24,446 and $538, respectively, pursuant to their respective Plans. Class B, Class C and Class T shares were charged $7,753, $8,149 and $538, respectively, pursuant to the Service Plan.

Under its terms, the Plans and Service Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of a majority of those directors who are not "interested persons" of the Company and who had no direct or indirect financial interest in the operation of or in any agreement related to the Plans or Service Plan.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $49,174, Rule 12b-1 distribution plan fees $16,832, services plan fees $2,479.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended October 31, 2007, amounted to $21,302,083 and $24,582,239, respectively.

At April 30, 2008, accumulated net unrealized appreciation on investments was $6,616,554, consisting of $9,462,971 gross unrealized appreciation and $2,846,417 gross unrealized depreciation.

At April 30, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161 "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

At a meeting of the fund's Board of Directors held on February 12 and 13, 2008, the Board considered the re-approval of the fund's Investment Management Agreement ("Management Agreement"), pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

<u>Analysis of Nature, Extent and Quality of Services Provided to the Fund.</u> The Board members considered information previously provided to them in a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and representatives of the Manager confirmed that there had been no material changes in this information. The Board also discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the distribution channels for the fund as well as the diversity of distribution among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. The Manager provided the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

<u>Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio.</u> The Board members reviewed the fund's performance and comparisons to a group of retail front-end load large-cap core funds (the "Performance Group") and to a larger universe of funds, consisting of all retail and institutional large-cap core funds (the "Performance Universe") selected and provided by Lipper, Inc., an independent provider of investment company data. The Board was provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe, as well as the Expense Group and Expense Universe (discussed below). The Board members discussed the results of the comparisons and noted that the fund's total return performance was above the Performance Group and Performance Universe medians for the 1-, 2-, 3-, 4- and 5-year periods ended December 31, 2007, and equal to the Performance Group median and below the Performance Universe median for the 10-year period ended December 31, 2007. The Manager also provided a comparison of the fund's total returns to the returns of the fund's benchmark index for each calendar year for the past ten years.

The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios of a comparable group of funds (the "Expense Group") and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. A representative of the Manager noted that the Manager had voluntarily waived a portion of its management fee in the amount of 0.10% of the value of the fund's average daily net assets until April 4, 2007 (representing 11.1% of the contractual management fee during the period while the waiver was in place), and that the fund's expense ratio reflected that waiver. The Board noted the fund's "unitary fee" structure and that the fund's management fee was above the Expense Group and Expense Universe medians, with and without the waiver. The Board members noted that the fund's expense ratio was below the Expense Group and Expense Universe medians with or without the waiver.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies, and included in the same Lipper category as the fund (the "Similar Funds"), and by other accounts managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the fund (the "Similar Accounts"). The Manager's representatives explained the nature of the Similar Accounts and the differences, from the Manager's perspective, in providing services to such Similar Accounts as compared to managing and providing services to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the fees paid in light of the services provided, noting the fund's "unitary fee" structure. The Board members considered the relevance of the fee information provided for the Similar Funds and the Similar Accounts to evaluate the appropriateness and reasonableness of the fund's management fee. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board previously had been provided with information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board also was informed that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, including the recent decline in assets, and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted the Manager's soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within range determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided by the Manager. The Board also noted the Manager's waiver of receipt of a portion of the management fee until April 4, 2007 and its effect on the profitability of the Manager.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by the Manager are adequate and appropriate.
- The Board was satisfied with the fund's performance.
- The Board concluded that the fee paid by the fund to the Manager was reasonable in light of the services provided, comparative performance, expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders and that the Management Agreement would be renewed through April 4, 2009.

For More Information

Dreyfus Premier
Large Company Stock Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols:	Class A: DRDEX	Class B: DRLBX	Class C: DLCCX
	Class I: DEIRX	Class T: DLSTX	

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0318SA0408

Dreyfus
Money Market
Reserves

SEMIANNUAL REPORT April 30, 2008





BNY MELLON
ASSET MANAGEMENT

Dreyfus

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Money Market Reserves, covering the six-month period from November 1, 2007, through April 30, 2008.

Although the U.S. economy has teetered on the brink of recession and the financial markets encountered heightened volatility due to an ongoing credit crisis, we recently have seen signs of potential improvement. Throughout the reporting period, the money markets have seen record inflows of capital from institutions and individual investors seeking safe havens from market fluctuations. The Federal Reserve Board's aggressive easing of monetary policy and innovative measures to inject liquidity into the banking system appear to have reassured many investors. And yet, despite the Fed's aggressive rate cutting campaign which has resulted in lower yields for money market instruments, assets continue to flow into the money-market industry.

While some uncertainty remains, volatility in the stock and bond markets has created some attractive values for long-term investors in a number of asset classes. Your financial advisor can help you assess current risks and take advantage of these opportunities while maintaining a suitable "liquid asset" allocation within your individual portfolio.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
May 15, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of November 1, 2007, through April 30, 2008, as provided by Patricia A. Larkin, Senior Portfolio Manager

Fund and Market Performance Overview

For the six-month period ended April 30, 2008, Dreyfus Money Market Reserves' Investor shares produced an annualized yield of 3.63% and Class R shares produced an annualized yield of 3.82%. Taking into account the effects of compounding, the fund's Investor shares and Class R shares also produced annualized effective yields of 3.69% and 3.89%, respectively.[1]

Money market yields declined over much of the reporting period as the Federal Reserve Board (the "Fed") reduced short-term interest rates in an attempt to stimulate U.S. economic growth.

The Fund's Investment Approach

The fund seeks a high level of current income consistent with stability of principal. To pursue its goal, the fund invests in a diversified portfolio of high-quality, short-term debt securities, including: securities issued or guaranteed by the U.S. government or its agencies and instrumentalities; certificates of deposit, time deposits, bankers' acceptances and other short-term securities issued by domestic or foreign banks or their subsidiaries or branches; repurchase agreements; asset-backed securities; domestic and dollar-denominated foreign commercial paper and other short-term corporate obligations, including those with floating or variable rates of interest.

The Fed Addressed an Economic Slump and Credit Crisis

Turmoil in the sub-prime mortgage market, slumping U.S. housing markets and resurgent energy prices already had led to economic concerns by the start of the reporting period. Over the previous summer, these factors caused investors to reassess their previously generous attitudes toward risk, sparking sharp declines among stocks and higher yielding bonds.

The resulting tightness in credit markets and reports of heavy sub-prime related losses among commercial and investment banks prompted the Fed to intervene by reducing short-term interest rates. As a result, the reporting period began with an overnight federal funds rate of 4.5%, down from 5.25% just two months earlier.

The economy continued to show signs of weakness in November, when it was announced that sales of existing homes had fallen sharply, and fixed-income markets encountered heightened volatility that sent prices of higher yielding bonds sharply lower. The Fed again reduced the federal funds rate by 25 basis points in December — to 4.25% — but investors appeared to be disappointed that the reduction was not larger. 2007 ended with an annualized economic growth rate of just 0.6% in the fourth quarter and 2.2% for the year overall.

January 2008 saw more disappointing economic news, including the first monthly job losses in more than four years. Congress passed legislation to stimulate the economy, and the Fed reduced the federal funds rate by 125 basis points to 3% in two separate moves during the latter part of January. However, more job losses were reported in February, and pressures on U.S. financial institutions remained intense from additional sub-prime related losses, deleveraging of institutional investment portfolios and the repricing of real estate.

In March, non-farm payrolls shrank by another 80,000 jobs, marking the third consecutive monthly decline and driving the total number of lost jobs during the first quarter of 2008 to 232,000. The unemployment rate climbed to 5.1% in March from 4.8% in February. The Fed continued to take aggressive policy action during the month, reducing the federal funds rate by another 75 basis points to 2.25%. In addition, the Fed announced an expansion of its Term Securities Lending Facility, making $200 billion of Treasury securities available to Wall Street firms. In an unprecedented move apparently designed to prevent further damage to the U.S. financial system, the Fed allowed borrowers to use certain mortgage-backed securities as collateral for these loans.

More job losses followed in April, but the unemployment rate ticked down to a modest 5%. The Fed continued to reduce the federal funds rate, implementing a cut of 25 basis points that left the overnight rate at 2% by the end of the reporting period. On the other hand, inflationary pressures increased as crude oil approached $120 per barrel, and suppliers attempted to pass along price increases in a variety of products.

Longer Maturities Captured Higher Yields

As the credit crisis unfolded and the Fed cut short-term interest rates, yield differences widened along the market's maturity range, creating more attractive opportunities among longer-dated money market instruments. Moreover, demand for money market instruments surged from investors engaged in a "flight to quality." In this environment, we increased the fund's weighted average maturity toward a position we considered longer than industry averages.

While we have begun to see evidence that the economy and markets may be stabilizing, whether these signs portend a longer-term, upward trend remains an open question. The Fed and market participants will be closely watching economic data for signs of economic strength and a moderation of inflation. In the meantime, to date we have maintained the fund's relatively long weighted average maturity. Of course, we are prepared to adjust our current strategy as deemed appropriate should market conditions change.

May 15, 2008

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

[1] *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Money Market Reserves from November 1, 2007 to April 30, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended April 30, 2008

	Investor Shares	Class R Shares
Expenses paid per $1,000†	$ 3.51	$ 2.51
Ending value (after expenses)	$1,018.20	$1,019.20

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended April 30, 2008

	Investor Shares	Class R Shares
Expenses paid per $1,000†	$ 3.52	$ 2.51
Ending value (after expenses)	$1,021.38	$1,022.38

† *Expenses are equal to the fund's annualized expense ratio of .70% for Investor shares and .50% for Class R shares; multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

April 30, 2008 (Unaudited)

Negotiable Bank Certificates of Deposit—23.8%	Principal Amount ($)	Value ($)
American Express Centurion Bank		
4.93%, 6/3/08	10,000,000	10,000,000
American Express Company		
2.77%, 9/15/08	15,000,000	15,000,000
Comerica Inc.		
4.72%, 5/5/08	20,000,000	20,000,000
Harris N.A.		
3.00%, 7/31/08	25,000,000	25,000,000
Regions Bank		
4.40%, 7/3/08	25,000,000	25,000,000
State Street Bank and Trust Co., Boston, MA		
3.00%, 10/20/08	25,000,000	25,000,000
Union Bank of California, N.A.		
2.90%, 8/27/08	20,000,000	20,000,000
Wilmington Trust Co., DE		
3.07%, 5/27/08	20,000,000	20,000,000
Total Negotiable Bank Certificates of Deposit		
(cost $160,000,000)		**160,000,000**
Commercial Paper—59.2%		
Allied Irish Banks N.A. Inc.		
3.21%, 7/25/08	25,000,000	24,813,472
Alpine Securitization Corp.		
3.10%, 5/13/08	15,000,000 [a]	14,984,600
Atlantis One Funding Corp.		
3.19%, 5/27/08	15,000,000 [a]	14,965,767
Barclays U.S. Funding Corp.		
2.40%–3.05%, 7/23/08–9/18/08	25,000,000	24,815,353
BNP Paribas Finance Inc.		
3.66%, 7/18/08	25,000,000	24,805,379
Bryant Park Funding LLC		
2.84%, 7/28/08	25,000,000 [a]	24,827,667
Calyon North America Inc.		
2.70%–2.99%, 8/25/08–9/11/08	30,000,000	29,708,376
Canadian Imperial Bank of Commerce		
2.80%–3.02%, 8/28/08–10/9/08	25,000,000	24,716,443
Cancara Asset Securitisation Ltd.		
2.85%–4.00%, 6/20/08–7/11/08	20,000,000 [a]	19,883,383
CHARTA LLC		
2.77%, 6/26/08	10,000,000 [a]	9,957,222

Commercial Paper (continued)	Principal Amount ($)	Value ($)
CIESCO LLC 3.20%, 5/28/08	20,000,000 [a]	19,952,450
Citigroup Funding Inc. 2.84%, 7/9/08	20,000,000	19,892,092
Commerzbank U.S. Finance Inc. 2.81%, 8/1/08	25,000,000	24,821,750
FCAR Owner Trust, Ser. I 3.02%, 6/23/08	10,000,000	9,955,833
Greenwich Capital Holdings Inc. 2.71%–2.72%, 10/7/08–10/8/08	30,000,000	29,645,039
Lehman Brothers Holdings Inc. 3.82%, 7/11/08	25,000,000	24,815,104
Santander Central Hispano Finance (Delaware) Inc. 2.66%, 9/17/08	10,000,000	9,898,453
UBS Finance Delaware LLC 2.55%–2.94%, 6/9/08–8/1/08	20,000,000	19,875,075
Unicredit Delaware Inc. 3.76%, 7/18/08	25,000,000	24,800,125
Total Commercial Paper (cost $397,133,583)		**397,133,583**

Promissory Note—1.5%		
Goldman Sachs Group Inc. 5.07%, 6/17/08 (cost $10,000,000)	10,000,000 [b]	**10,000,000**

Time Deposits—12.2%		
Key Bank U.S.A., N.A. (Grand Cayman) 2.22%, 5/1/08	32,000,000	32,000,000
Manufacturers & Traders Trust Company (Grand Cayman) 2.44%, 5/1/08	25,000,000	25,000,000
Wells Fargo Bank, NA (Grand Cayman) 2.38%, 5/1/08	25,000,000	25,000,000
Total Time Deposits (cost $82,000,000)		**82,000,000**

Repurchase Agreement−10.4%	Principal Amount ($)	Value ($)
Greenwich Capital Markets		
1.98%, dated 4/30/08, due 5/1/08 in the amount of		
$70,003,850 (fully collateralized by $87,668,325		
Government National Mortgage Association,		
4.50%-8.50%, due 6/15/29-4/20/38,		
value $71,402,499) (cost $70,000,000)	70,000,000	**70,000,000**
Total Investments (cost $719,133,583)	**107.1%**	**719,133,583**
Liabilities, Less Cash and Receivables	**(7.1%)**	**(47,916,139)**
Net Assets	**100.0%**	**671,217,444**

[a] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At April 30, 2008, these securities amounted to $104,571,089 or 15.6% of net assets.*

[b] *This note was acquired for investment, and not with the intent to distribute or sell. Security restricted as to public resale. This security was acquired on 9/21/07 at a cost of $10,000,000. At April 30, 2008, the aggregate value of this security was $10,000,000 representing 1.5% of net assets and is valued at amortized cost.*

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
Banking	78.9	Brokerage Firms	5.2
Asset-Backed/		Asset-Backed/Single Seller	1.5
Multi-Seller Programs	11.1		
Repurchase Agreement	10.4		**107.1**

[†] *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

April 30, 2008 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments—Note 1(b)	719,133,583	719,133,583
Cash		1,849,119
Interest receivable		1,830,362
		722,813,064
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(b)		343,381
Payable for investment securities purchased		49,649,417
Dividend payable		1,446,525
Payable for shares of Capital Stock redeemed		156,297
		51,595,620
Net Assets ($)		**671,217,444**
Composition of Net Assets ($):		
Paid-in capital		671,217,443
Accumulated net realized gain (loss) on investments		1
Net Assets ($)		**671,217,444**

Net Asset Value Per Share

	Investor Shares	Class R Shares
Net Assets ($)	473,084,000	198,133,444
Shares Outstanding	473,081,957	198,135,486
Net Asset Value Per Share ($)	**1.00**	**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended April 30, 2008 (Unaudited)

Investment Income ($):	
Interest Income	**13,133,371**
Expenses:	
Management fee–Note 3(a)	1,529,437
Distribution fees (Investor Shares)–Note 3(b)	433,591
Director fees–Note 3(a)	24,359
Total Expenses	**1,987,387**
Less–Director fees reimbursed by the Manager–Note 3(a)	(24,359)
Net Expenses	**1,963,028**
Investment Income–Net	**11,170,343**
Net Realized Gain (Loss) on Investments–Note 1(b) ($)	**648**
Net Increase in Net Assets Resulting from Operations	**11,170,991**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended April 30, 2008 (Unaudited)	Year Ended October 31, 2007
Operations ($):		
Investment income–net	11,170,343	24,537,218
Net realized gain (loss) on investments	648	–
Net Increase (Decrease) in Net Assets Resulting from Operations	**11,170,991**	**24,537,218**
Dividends to Shareholders from ($):		
Investment income–net:		
Investors shares	(7,748,510)	(15,807,528)
Class R shares	(3,421,833)	(8,729,690)
Total Dividends	**(11,170,343)**	**(24,537,218)**
Capital Stock Transactions ($1.00 per share):		
Net proceeds from shares sold:		
Investors shares	456,109,637	610,414,325
Class R shares	555,644,469	664,404,597
Dividends reinvested:		
Investors shares	7,680,505	15,760,739
Class R shares	1,915,413	4,285,515
Cost of shares redeemed:		
Investors shares	(342,814,872)	(558,689,316)
Class R shares	(521,501,626)	(692,387,059)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**157,033,526**	**43,788,801**
Total Increase (Decrease) in Net Assets	**157,034,174**	**43,788,801**
Net Assets ($):		
Beginning of Period	514,183,270	470,394,469
End of Period	**671,217,444**	**514,183,270**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Investor Shares	Six Months Ended April 30, 2008 (Unaudited)	Year Ended October 31,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income−net	.018	.046	.042	.022	.005	.006
Distributions:						
Dividends from investment income−net	(.018)	(.046)	(.042)	(.022)	(.005)	(.006)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	3.65[a]	4.75	4.24	2.23	.54	.64
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.71[a]	.71	.70	.70	.70	.70
Ratio of net expenses to average net assets	.70[a]	.70	.70	.70	.70	.70
Ratio of net investment income to average net assets	3.57[a]	4.65	4.15	2.19	.53	.64
Net Assets, end of period ($ x 1,000)	473,084	352,108	284,623	308,202	357,163	379,265

[a]   Annualized.
See notes to financial statements.

Class R Shares	Six Months Ended April 30, 2008 (Unaudited)	Year Ended October 31,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income–net	.019	.048	.044	.024	.007	.008
Distributions:						
Dividends from investment income–net	(.019)	(.048)	(.044)	(.024)	(.007)	(.008)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	3.85a	4.96	4.45	2.43	.74	.83
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.51a	.51	.50	.50	.50	.50
Ratio of net expenses to average net assets	.50a	.50	.50	.50	.50	.50
Ratio of net investment income to average net assets	3.84a	4.85	4.40	2.38	.72	.84
Net Assets, end of period ($ x 1,000)	198,133	162,075	185,772	115,384	179,552	214,112

[a]   *Annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Money Market Reserves (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering fourteen series including the fund. The fund's investment objective is to seek a high level of current income consistent with stability of principal by investing in a diversified portfolio of high-quality, short-term debt securities. The Dreyfus Corporation (the "Manager" or "Dreyfus"), a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), serves as investment advisor.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 2 billion shares of $.001 par value Capital Stock in each of the following classes of shares: Investor and Class R. Investor shares are sold primarily to retail investors and bear a distribution fee. Class R shares are sold primarily to bank trust departments and other financial service providers (including Mellon Bank, N.A. and its affiliates) acting on behalf of customers having a qualified trust or investment account or relationship at such institution, and bear no distribution fee. Each class of shares has identical rights and privileges, except with respect to the distribution fee and voting rights on matters affecting a single class. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

It is the fund's policy to maintain a continuous net asset value per share of $1.00 for the fund; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Directors to represent the fair value of the fund's investments.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Cost of investments represents amortized cost.

The fund may engage in repurchase agreement transactions. Under the terms of a typical repurchase agreement, the fund, through its custodian and sub-custodian, takes possession of an underlying debt obligation subject to an obligation of the seller to repurchase, and the fund to resell, the obligation at an agreed-upon price and time, thereby determining the yield during the fund's holding period. This arrangement results in a fixed rate of return that is not subject to market fluctuations during the fund's holding period. The value of the collateral is at least equal, at all times, to the total amount of the repurchase obligation, including interest. In the event of a counter party default, the fund has the right to use the collateral to offset losses incurred. There is potential loss to the fund in the event the fund is delayed or prevented from exercising its rights to dispose of the collateral securities, including the risk of a possible decline in the value of the underlying securities during the period while the fund seeks to assert its rights. The Manager, acting under the supervision of the Board of Directors, reviews the value of the collateral and the creditworthiness of those banks and dealers with which the fund enters into repurchase agreements to evaluate potential risks.

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161 "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net; such dividends are paid monthly. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualifications is in the best interest of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended April 30, 2008.

Each of the tax years in the three-year period ended October 31, 2007, remains subject to examination by the Internal Revenue Service and state taxing authorities.

The fund has an unused capital loss carryover of $647 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to October 31, 2007. If not applied, $603 of the carryover expires in fiscal 2012 and $44 expires in fiscal 2014.

The tax character of distributions paid to shareholders during the fiscal year ended October 31, 2007, were all ordinary income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At April 30, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged based on prevailing market rates in effect at the time of borrowings. During the period ended April 30, 2008, the fund did not borrow under the line of credit.

NOTE 3—Investment Management Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Management Agreement with the Manager, the Manager provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of .50% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, Rule 12b-1 distribution fees, servicing fees and expenses, fees and expenses of non-interested Directors (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Directors (including counsel fees). Each Director receives $45,000 per year, plus $6,000 for each joint Board meeting of the Company, The Dreyfus/Laurel Tax-Free Municipal Funds and The Dreyfus/Laurel Funds Trust (collectively, the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. With respect to Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, with respect to audit committee meetings prior to April 12, 2008, the Chair of the audit committee received $1,350 per meeting. In the event that there is an in-person joint committee meeting or a joint telephone meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are allocated to each series based on net assets. Amounts required to be paid by the Company directly to the non-interested Directors, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Directors.

(b) Under the fund's Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act. Investor shares may pay annually up to .25% (currently limited by the Company's Board of Directors to .20%) of the value of the average daily net assets attributable to its Investor shares to compensate the Distributor for shareholder servicing activities and expenses primarily intended to result in the sale of Investor shares. During the period ended April 30, 2008, Investor shares were charged $433,591 pursuant to the Plan.

Under its terms, the Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of a majority of those Directors who are not "interested persons" of the Company and who have no direct or indirect financial interest in the operation of or in any agreement related to the Plan.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $264,052 and Rule 12b-1 distribution plan fees $79,329.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S INVESTMENT MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the fund's Board of Directors held on February 12 and 13, 2008, the Board considered the re-approval of the fund's Investment Management Agreement ("Management Agreement"), pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members considered information previously provided to them in a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and representatives of the Manager confirmed that there had been no material changes in this information. The Board also discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the distribution channels for the fund as well as the diversity of distribution among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. The Manager provided the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

<u>Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio.</u> The Board members reviewed the fund's performance and comparisons to a group of retail, no-load money market funds (the "Performance Group") and to a larger universe of funds, consisting of all retail money market funds (the "Performance Universe") selected and provided by Lipper, Inc., an independent provider of investment company data. The Board was provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe, as well as the Expense Group and Expense Universe (discussed below). The Board members discussed the results of the comparisons and noted that the fund's total return performance was approximately equal to the Performance Group median for the 1-, 2, 3-, 4-, 5- and 10-year periods ended December 31, 2007 and above the Performance Universe median for each of those periods.

The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios of a comparable group of funds (the "Expense Group") and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. Noting that the fund was the only fund in the Expense Group with a "unitary fee structure", the Board members noted that the fund's management fee was above the Expense Group and Expense Universe medians and the fund's expense ratio was equal to the Expense Group median and above the Expense Universe median.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies, and included in the same Lipper category as the fund (the "Similar Funds"). They also noted that there were no other accounts managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the fees paid in light of the services provided, noting the fund's "unitary fee" structure. The Board members considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the fund's management fee.

<u>Analysis of Profitability and Economies of Scale.</u> The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board previously had been provided with information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board also was informed that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within range determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided by the Manager.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by the Manager are adequate and appropriate.
- The Board was generally satisfied with the fund's performance.
- The Board concluded that the fee paid by the fund to the Manager was reasonable in light of the services provided, comparative performance, expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.
- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders and that the Management Agreement would be renewed through April 4, 2009.

For More Information

Dreyfus
Money Market Reserves
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols: Investor: DPIXX   Class R: DPOXX

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund will disclose daily, on www.dreyfus.com, the fund's complete schedule of holdings as of the end of the previous business day. The schedule of holdings will remain on the website until the fund files its Form N-Q or Form N-CSR for the period that includes the date of the posted holdings.

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2007, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0317SA0408

Dreyfus AMT-Free Municipal Reserves

SEMIANNUAL REPORT April 30, 2008




BNY MELLON
ASSET MANAGEMENT

Dreyfus

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

Dreyfus
AMT-Free
Municipal Reserves

The Fund



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus AMT-Free Municipal Reserves, covering the six-month period from November 1, 2007, through April 30, 2008.

Although the U.S. economy has teetered on the brink of recession and the financial markets encountered heightened volatility due to an ongoing credit crisis, we recently have seen signs of potential improvement. Throughout the reporting period, the money markets have seen record inflows of capital from institutions and individual investors seeking safe havens from market fluctuations. The Federal Reserve Board's aggressive easing of monetary policy and innovative measures to inject liquidity into the banking system appear to have reassured many investors. And yet, despite the Fed's aggressive rate cutting campaign which has resulted in lower yields for money market instruments, assets continue to flow into the money-market industry.

While some uncertainty remains, volatility in the stock and bond markets has created some attractive values for long-term investors in a number of asset classes. Your financial advisor can help you assess current risks and take advantage of these opportunities while maintaining a suitable "liquid asset" allocation within your individual portfolio.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
May 15, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of November 1, 2007, through April 30, 2008, as provided by Joseph Irace, Senior Portfolio Manager

Fund and Market Performance Overview

For the six-month period ended April 30, 2008, Dreyfus AMT-Free Municipal Reserves BASIC shares, Class B shares, Class R shares and Investor shares produced annualized yields of 2.82%, 2.33%, 2.83% and 2.63%, respectively. Taking into account the effects of compounding, the fund's BASIC shares, Class B shares, Class R shares and Investor shares produced annualized effective yields of 2.86%, 2.35%, 2.86% and 2.66%, respectively.[1]

Tax-exempt money market instruments were primarily influenced by lower short-term interest rates during the reporting period, as the Federal Reserve Board (the "Fed") took aggressive action to stimulate economic growth and promote liquidity in the midst of a credit crisis.

The Fund's Investment Approach

The fund seeks a high level of current income, consistent with stability of principal, that is exempt from federal income tax. The fund also seeks to provide income exempt from the federal alternative minimum tax. To pursue its goal, the fund normally invests substantially all of its assets in tax-exempt municipal obligations, including short-term municipal debt securities, that do not pay interest that is subject to the federal alternative minimum tax. Among these are municipal notes, short-term municipal bonds, tax-exempt commercial paper and municipal leases.

The fund also may invest in high-quality short-term structured notes, which are derivative instruments whose value is tied to underlying municipal obligations.

Sub-Prime Mortgage Woes Dampened Economic Growth

Economic conditions and consumer sentiment deteriorated during the reporting period as a result of sustained weakness in U.S. housing markets and soaring food and energy costs. Moreover, a credit crisis originating in the sub-prime mortgage market spread to other asset classes. In this environment, investors reassessed their previously generous attitudes toward risk, flocking to the relative safety of U.S. Treasury securities and money market funds.

By the start of the reporting period, the Fed already had attempted to address the downturn in the economy and credit markets by injecting liquidity into the banking system and cutting the federal funds rate in September from 5.25% to 4.75%, the first reduction in more than four years. However, news of massive sub-prime related losses by investment banks, commercial banks and bond insurers led to renewed fixed-income market turbulence in the fall of 2007, and the Fed responded with more rate cuts in October and December.

Additional evidence of economic weakness accumulated over the first four months of 2008, including the first monthly job losses in more than four years. The Fed took particularly aggressive action in late January, easing the federal funds rate by 125 basis points in two moves. Additional reductions of 75 basis points in March and 25 basis points in April left the federal funds rate at just 2% by the reporting period's end.

Assets Flowed into Tax-Exempt Money Market Funds

As expected, tax-exempt money market yields declined along with short-term interest rates. In addition, a record level of assets flowed into municipal money market funds from risk-averse investors. At the beginning of the reporting period, rising demand was met with ample supply, as investment banks continued to create a substantial volume of short-term variable-rate demand notes and tender option bonds. Consequently, yields of floating-rate instruments were higher at times than those of longer-dated municipal notes. However, unrelenting investor demand later began to overwhelm supply, putting downward pressure on short-term yields.

The fiscal conditions of most municipal issuers remained sound during the reporting period, but states across the country began to expect renewed budget pressures. For example, California and Florida have felt the impact of weak housing markets, the economic slump has hurt manufacturing in Michigan and Ohio, and New York and New Jersey face shortfalls stemming from job cuts on Wall Street.

Maintaining a Conservative Investment Posture

We generally maintained a cautious investment approach, focusing on instruments that have been subjected to intensified scrutiny by our credit analysts. In some cases, these research efforts identified municipal money market instruments that, in our judgment, were punished too severely in the downturn and represented attractive values with strong underlying credit profiles. In addition, we set the fund's weighted average maturity in a range that was longer than industry averages to capture higher yields for as long as we deemed practical while interest rates fell.

As of the end of the reporting period, the U.S. economy has remained weak and the credit crisis has persisted. However, it appears that a majority of the Fed's interest-rate reductions are complete for the current cycle. We presently intend to maintain the fund's longer weighted average maturity, which we believe should help the fund capture more competitive yields than are available in today's low interest-rate environment.

May 15, 2008

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

[1] *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Income may be subject to state and local taxes.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus AMT-Free Municipal Reserves from November 1, 2007 to April 30, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended April 30, 2008

	Investor Shares	Class R Shares	BASIC Shares	Class B Shares
Expenses paid per $1,000†	$ 3.50	$ 2.50	$ 2.50	$ 5.00
Ending value (after expenses)	$1,013.20	$1,014.20	$1,014.20	$1,011.60

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended April 30, 2008

	Investor Shares	Class R Shares	BASIC Shares	Class B Shares
Expenses paid per $1,000†	$ 3.52	$ 2.51	$ 2.51	$ 5.02
Ending value (after expenses)	$1,021.38	$1,022.38	$1,022.38	$1,019.89

† Expenses are equal to the fund's annualized expense ratio of .70% for Investor Shares, .50% for Class R, .50% for BASIC Shares and 1.00% for Class B, multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period).

STATEMENT OF INVESTMENTS

April 30, 2008 (Unaudited)

Short-Term Investments−99.1%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama−2.5%				
Macon Trust Various Certificates (Spanish Fort Redevelopment Authority−Spanish Fort Town Center) (Liquidity Facility; Bank of America and LOC; Bank of America)	2.47	5/7/08	5,000,000 a,b	5,000,000
Colorado−3.8%				
Centerra Metropolitan District, Improvement Revenue, Refunding (LOC; Compass Bank)	2.65	5/7/08	3,000,000 a	3,000,000
Central Platte Valley Metropolitan District, GO (Liquidity Facility; BNP Paribas)	3.50	12/1/08	500,000	500,000
Central Platte Valley Metropolitan District, GO (LOC; U.S. Bank NA)	3.50	12/1/08	1,000,000	1,000,000
Solaris Metropolitan District Number 1, Property Tax Revenue (LOC; Key Bank)	2.48	5/7/08	3,000,000 a	3,000,000
Florida−15.6%				
Alachua County, Revenue (North Central Florida YMCA, Inc. Project) (LOC; SouthTrust Bank)	2.50	5/7/08	1,515,000 a	1,515,000
Boca Raton, Water and Sewer Improvement Revenue	5.00	10/1/08	200,000	202,357
Brevard County, Revenue (Holy Trinity Episcopal Academy Project) (LOC; Wachovia Bank)	2.50	5/7/08	1,770,000 a	1,770,000
Florida, State Board of Education, Public Education Capital Outlay GO Notes	5.00	6/1/08	850,000	851,892
Florida, State Board of Education, Public Education Capital Outlay GO Notes	5.00	6/1/08	200,000	200,437

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Florida (continued)				
Florida, State Board of Education, Public Education Capital Outlay GO Notes	5.00	6/1/08	100,000	100,214
Florida, State Board of Education, Public Education Capital Outlay GO Notes, Refunding	4.00	6/1/08	635,000	635,529
Florida, State Board of Education, Public Education Capital Outlay GO Notes, Refunding	4.25	6/1/08	200,000	200,319
Florida, State Board of Education, Public Education Capital Outlay GO Notes, Refunding	5.00	6/1/08	100,000	100,164
Florida, State Board of Education, Public Education Capital Outlay GO Notes, Refunding	5.00	6/1/08	175,000	175,313
Florida Hurricane Catastrophe Fund Finance Corporation, Revenue	5.00	7/1/08	1,650,000	1,653,454
Gulf Breeze, Healthcare Facilities Revenue (Heritage Healthcare Project) (Liquidity Facility; AIG SunAmerica Assurance)	2.70	5/7/08	6,900,000 [a]	6,900,000
Hillsborough County Aviation Authority, Revenue, Refunding (Tampa International Airport) (Insured; MBIA)	4.00	10/1/08	500,000	502,251
Hillsborough County Industrial Development Authority, IDR, Refunding (Leslie Controls, Inc. Project) (LOC; SunTrust Bank)	2.54	5/7/08	3,535,000 [a]	3,535,000
Lee County Educational Facilities Authority, Educational Facilities Revenue (International College Foundation Inc. Project) (LOC; SunTrust Bank)	2.80	5/7/08	1,750,000 [a]	1,750,000
Orange County Industrial Development Authority, Revenue (Trinity Preparatory School of Florida, Inc. Project) (LOC; Wachovia Bank)	2.50	5/7/08	1,830,000 [a]	1,830,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Florida (continued)				
Orange County Industrial Development Authority, Revenue (Trinity Preparatory School of Florida, Inc. Project) (LOC; Wachovia Bank)	2.75	5/7/08	140,000 a	140,000
Orange County Industrial Development Authority, Revenue (University of Central Florida Foundation Inc. Project) (LOC; Wachovia Bank)	2.45	5/7/08	495,000 a	495,000
Pasco County Educational Facilities Authority, Revenue (Saint Leo University Project) (LOC; Amsouth Bank)	2.53	5/7/08	995,000 a	995,000
Pinellas County Industry Council, Revenue (Lutheran Church of the Cross Day School Project) (LOC; Wachovia Bank)	2.50	5/7/08	685,000 a	685,000
Port Saint Lucie, Utility System Revenue (Insured; MBIA and Liquidity Facility; Royal Bank of Canada)	4.75	5/7/08	3,580,000 a	3,580,000
Sarasota County, IDR (Sarasota Military Academy, Inc. Project) (LOC; Wachovia Bank)	2.50	5/7/08	1,790,000 a	1,790,000
South Broward Hospital District, HR (Putters Program) (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank)	2.43	5/7/08	385,000 a,b	385,000
Volusia County Industrial Development Authority, IDR (Easter Seals Society of Volusia and Flager Counties Inc. Project) (LOC; Wachovia Bank)	2.50	5/7/08	1,120,000 a	1,120,000
Georgia—.3%				
Fulton County Development Authority, Educational Facilities Revenue (Friends of High Meadows, Inc. Project) (LOC; Wachovia Bank)	2.45	5/7/08	510,000 a	510,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Georgia (continued)				
Georgia, GO Notes	6.00	7/1/08	125,000	125,446
Idaho—2.1%				
Idaho Health Facilities Authority, Revenue (Saint Luke's Regional Medical Center Project) (Insured; FSA and Liquidity Facility; Bank of Montreal)	2.50	5/1/08	4,190,000 [a]	4,190,000
Illinois—1.1%				
Chicago Housing Authority, Capital Program Revenue, Refunding (Insured; FSA)	5.00	7/1/08	230,000	230,372
Illinois, GO Notes (Fund for Infrastucture, Roads, Schools and Taxes)	5.00	10/1/08	1,000,000	1,010,315
Illinois Finance Authority, Revenue, Refunding (Bradley University) (LOC; Northern Trust Company)	2.00	4/1/09	1,000,000	1,000,000
Iowa—.6%				
Iowa Higher Education Loan Authority, RAN (Private Education Working Capital Loan Program—Dordt College, Inc.)	4.91	5/20/08	1,000,000	1,000,570
Iowa Higher Education Loan Authority, RAN (Private Education Working Capital Loan Program—Iowa Wesleyan College)	5.62	5/20/08	250,000	250,181
Kansas—.5%				
Junction City, GO Temporary Notes	5.00	6/1/08	1,000,000	1,000,821
Wyandotte County/Kansas City Unified Government, GO Notes (Insured; MBIA)	4.00	8/1/08	105,000	105,051
Kentucky—.2%				
Kentucky Area Development Districts Financing Trust, Lease Program Revenue (Lyon County Emergency Ambulance District) (LOC; Fifth Third Bank)	2.54	5/7/08	390,000 [a]	390,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Louisiana—2.0%				
Louisiana Local Government Environmental Facilities Community Development Authority, Revenue (Price LeBlanc Facility, L.C. Project) (LOC; Regions Bank)	2.53	5/7/08	4,000,000 [a]	4,000,000
Maine—.3%				
Maine, GO Notes	5.00	1/15/09	100,000	102,059
Maine Municipal Bond Bank, Revenue	5.00	11/1/08	500,000	506,683
Maryland—.5%				
Ocean City, GO Notes, Refunding (Insured; FSA)	4.00	12/1/08	1,005,000	1,014,529
Massachusetts—5.0%				
Massachusetts Development Finance Agency, Revenue (WGBH Educational Foundation Issue) (Insured; AMBAC and Liquidity Facility; Royal Bank of Canada)	6.50	5/7/08	5,000,000 [a]	5,000,000
Massachusetts Health and Educational Facilities Authority, Revenue (Capital Asset Program Issue) (Insured; MBIA and Liquidity Facility; State Street Bank and Trust Co.)	2.60	5/1/08	4,900,000 [a]	4,900,000
Michigan—5.6%				
Battle Creek School District, GO Notes (School Building and Site Bonds) (Insured; FSA)	4.00	5/1/08	1,200,000	1,200,000
Detroit, Sewage Disposal System Senior Lien Revenue, Refunding (Insured; FSA)	5.00	7/1/08	730,000	731,417
Kalamazoo Hospital Finance Authority, HR, Refunding (Bronson Methodist Hospital) (Insured; FSA)	2.65	5/15/09	600,000	600,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Michigan (continued)				
Marquette Board of Light and Power, Electric System Revenue, Refunding (Insured; AMBAC)	3.80	7/1/08	2,000,000	2,000,296
Michigan Hospital Finance Authority, Revenue, Refunding (McLaren Health Care) (Liquidity Facility; Citibank NA and LOC; Citibank NA)	2.51	5/7/08	5,000,000 a,b	5,000,000
Michigan Municipal Bond Authority, Revenue Notes	4.50	8/20/08	750,000	751,724
Michigan Public Educational Facilities Authority, Revenue (LOC; Charter One Bank)	5.00	6/24/08	1,000,000	1,001,662
Minnesota−4.6%				
Minneapolis and Saint Paul Housing and Redevelopment Authority, Revenue (Children's Health Care) (Insured; FSA and Liquidity Facility; U.S. Bank NA)	2.03	5/1/08	2,900,000 a	2,900,000
Minneapolis and Saint Paul Housing and Redevelopment Authority, Revenue (Children's Hospitals and Clinics) (Insured; FSA and Liquidity Facility; U.S. Bank NA)	2.63	5/1/08	2,300,000 a	2,300,000
Puttable Floating Option Tax Exempt Receipts (Saint Paul Port Authority, MFHR (Burlington Apartments Project)) (Insured; FHLMC and Liquidity Facility; FHLMC)	2.67	5/7/08	4,080,000 a,b	4,080,000
Missouri−1.3%				
Missouri Health and Educational Facilities Authority, School District Advance Program Notes (Fayette R-III School District)	4.25	11/3/08	920,000	923,374
Missouri Public Utilities Commission, Revenue (Interim Construction Notes)	4.75	9/1/08	1,625,000	1,630,023

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Nebraska–.7%				
Lancaster County Hospital Authority Number 1, Health Facilities Revenue (Immanuel Health Systems-Williamsburg Project) (LOC; Allied Irish Banks)	2.65	5/1/08	1,400,000 a	1,400,000
New Hampshire–2.0%				
New Hampshire Health and Education Facilities Authority, RAN/Capital Notes (The Riverwoods Company, at Exeter, New Hampshire)	4.50	9/26/08	950,000	952,215
New Hampshire Health and Education Facilities Authority, Revenue (University System of New Hampshire Issue)	3.00	3/26/09	1,150,000	1,150,000
New Hampshire Higher Educational and Health Facilities Authority, Revenue (Hunt Community Issue) (LOC; Bank of America)	2.78	5/7/08	2,000,000 a	2,000,000
New Jersey–7.9%				
New Jersey Educational Facilities Authority, Revenue (College of New Jersey Issue) (Insured; AMBAC and Liquidity Facility; Bank of Nova Scotia)	4.33	5/7/08	2,000,000 a	2,000,000
New Jersey Sports and Exposition Authority, State Contract Bonds (Insured; MBIA and Liquidity Facility; Credit Suisse Group)	4.10	5/7/08	2,390,000 a	2,390,000
Puttable Floating Option Tax Exempt Receipts (New Jersey Educational Facilities Authority, Revenue (The College of New Jersey Issue)) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch Capital Services)	2.89	5/7/08	2,000,000 a,b	2,000,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Jersey (continued)				
Puttable Floating Option Tax Exempt Receipts (Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch Capital Services)	2.59	5/7/08	7,400,000 [a,b]	7,400,000
University of Medicine and Dentistry of New Jersey, Revenue (Insured; AMBAC and Liquidity Facility; Bank of America)	5.00	5/7/08	2,000,000 [a]	2,000,000
New Mexico—.1%				
Roswell Independent School District, GO Notes, Refunding (School Building) (Insured; FSA)	2.75	8/1/08	100,000	100,000
Ohio—4.0%				
Hamilton City School District, School Improvement Unlimited Tax GO (Putters Program) (Insured; FSA and Liquidity Facility; JPMorgan Chase Bank)	2.51	5/7/08	4,250,000 [a,b]	4,250,000
Hamilton County, EDR (Cincinnati Symphony Orchestra Project) (LOC; National City Bank)	2.70	5/7/08	3,685,000 [a]	3,685,000
Ohio, Common Schools GO Notes	5.00	6/15/08	100,000	100,314
Pennsylvania—19.6%				
Bucks County Water and Sewer Authority, Sewer System Revenue (Insured; FSA)	3.50	6/1/08	100,000	100,096
Lancaster Industrial Development Authority, Revenue (Student Lodging, Inc. Project) (LOC; Fulton Bank)	2.53	5/7/08	2,410,000 [a]	2,410,000
Lancaster Municipal Authority, Revenue (Garden Spot Village Project) (LOC; Fulton Bank)	2.90	5/7/08	750,000 [a]	750,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Pennsylvania (continued)				
Lebanon County Health Facilities Authority, Health Center Revenue (United Church of Christ Homes, Inc.) (LOC; Wachovia Bank)	2.70	5/7/08	1,740,000 [a]	1,740,000
Montgomery County Higher Education and Health Authority, Revenue (Liberty Lutheran Services Project) (LOC; Bank of America)	2.43	5/7/08	2,545,000 [a]	2,545,000
Montgomery County Industrial Development Authority, Revenue (Abington Friends School Project) (LOC; Wachovia Bank)	2.45	5/7/08	4,250,000 [a]	4,250,000
Montgomery County Industrial Development Authority, Revenue (Independent Support Systems, Inc. Project) (LOC; Wachovia Bank)	2.50	5/7/08	395,000 [a]	395,000
Pennsylvania Higher Educational Facilities Authority, Revenue (Drexel University) (LOC; Allied Irish Banks)	2.43	5/7/08	5,720,000 [a]	5,720,000
Pennsylvania Housing Finance Agency, SFMR	3.40	10/1/08	155,000	155,155
Philadelphia Authority for Industrial Development, Revenue (Gift of Life Donor Program Project) (LOC; Commerce Bank NA)	2.41	5/7/08	635,000 [a]	635,000
Philadelphia Authority for Industrial Development, Revenue (National Board of Medical Examiners Project) (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank)	4.50	5/7/08	6,000,000 [a]	6,000,000
Philadelphia Redevelopment Authority, Revenue (The Presbyterian Home at 58th Street Project) (LOC; Wachovia Bank)	2.45	5/7/08	2,380,000 [a]	2,380,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Pennsylvania (continued)				
Puttable Floating Option Tax Exempt Receipts (Montgomery County Redevelopment Authority, MFHR, Hunt Club Apartments) (Insured; FHLMC and Liquidity Facility; FHLMC)	2.67	5/7/08	7,000,000 [a,b]	7,000,000
Upper Dauphin Industrial Development Authority, Revenue (United Church of Christ Homes, Inc. Project) (LOC; Wachovia Bank)	2.45	5/7/08	1,565,000 [a]	1,565,000
Upper Merion Municipal Utility Authority, Guaranteed Sewer Revenue (Liquidity Facility; Commerce Bank NA)	2.41	5/7/08	3,500,000 [a]	3,500,000
South Carolina−.1%				
Hilton Head Island, GO Notes, Refunding	4.00	12/1/08	185,000	186,053
Texas−12.4%				
Collin County Housing Finance Corporation, Multifamily Revenue (Carpenter−Oxford Development Housing) (Liquidity Facility; FHLMC and LOC; FHLMC)	2.67	5/7/08	5,000,000 [a,b]	5,000,000
El Paso Independent School District, Unlimited Tax School Building Bonds (Liquidity Facility; DEPFA Bank PLC and LOC; Permanent School Fund Guarantee Program)	3.00	5/7/08	3,520,000 [a]	3,520,000
Harris County Health Facilities Development Corporation, Revenue, Refunding (The Methodist Hospital System)	2.65	5/1/08	4,200,000 [a]	4,200,000
Harris County Health Facilities Development Corporation, Revenue, Refunding (The Methodist Hospital System)	2.65	5/1/08	4,000,000 [a]	4,000,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Texas (continued)				
North Texas Tollway Authority, BAN	4.13	11/19/08	5,500,000	5,500,000

Texas Transportation Commission,
  GO Notes (Mobility Fund)
  (Liquidity Facility; JPMorgan
  Chase Bank)
	2.51	5/7/08	2,000,000 a,b	2,000,000

Travis County Health Facilities
  Development Corporation,
  Revenue (Ascension Health
  Credit Group) (Insured; MBIA)
	5.75	11/15/08	500,000	505,681

Virginia—.7%				

Suffolk Redevelopment and Housing
  Authority, MFHR, Refunding
  (Pembroke Crossing Apartments,
  Inc. Project) (LOC; SunTrust
  Bank)
	2.54	5/7/08	500,000 a	500,000

Suffolk Redevelopment and Housing
  Authority, MFHR, Refunding
  (Summer Station Apartments,
  L.L.C. Project) (Liquidity
  Facility; SunTrust Bank)
	2.54	5/7/08	800,000 a	800,000

Washington—.7%				
Washington, GO Notes (Various Purpose)	5.00	1/1/09	200,000	203,950
Washington, GO Notes (Various Purpose)	6.00	1/1/09	130,000	133,075

Washington Housing Finance
  Commission, Nonprofit Revenue,
  Refunding (Panorama City
  Project) (LOC; Key Bank)
	2.55	5/1/08	1,000,000 a	1,000,000

Wisconsin—1.0%				

Green Bay/Brown County
  Professional Football Stadium
  District, Sales Tax Revenue
  (Lambeau Field Renovation
  Project)
	4.25	2/1/09	200,000	202,880

Wisconsin, GO Notes	4.50	5/1/08	100,000	100,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Wisconsin (continued)				
Wisconsin, GO Notes	5.00	5/1/08	100,000	100,000
Wisconsin Health and Educational Facilities Authority, Revenue (Gunderson Lutheran) (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	2.63	5/1/08	1,500,000 [a]	1,500,000
Wyoming−3.9%				
Sweetwater County, HR (Memorial Hospital Project) (LOC; Key Bank)	2.45	5/7/08	7,750,000 [a]	7,750,000
Total Investments (cost $197,840,872)			**99.1%**	**197,840,872**
Cash and Receivables (Net)			**.9%**	**1,707,038**
Net Assets			**100.0%**	**199,547,910**

[a] *Securities payable on demand. Variable interest rate—subject to periodic change.*
[b] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At April 30, 2008, these securities amounted to $42,115,000 or 21.1% of net assets.*

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%) †
F1+,F1		VMIG1,MIG1,P1		SP1+,SP1,A1+,A1	81.8
AAA,AA,A c		Aaa,Aa,A c		AAA,AA,A c	8.2
Not Rated d		Not Rated d		Not Rated d	10.0
					100.0

† *Based on total investments.*
c *Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.*
d *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

April 30, 2008 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	197,840,872	197,840,872
Cash		1,495,215
Interest receivable		1,196,517
		200,532,604
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		66,893
Dividend payable		297,569
Payable for investment securities purchased		603,875
Payable for shares of Capital Stock redeemed		16,357
		984,694
Net Assets ($)		**199,547,910**
Composition of Net Assets ($):		
Paid-in capital		199,550,815
Accumulated net realized gain (loss) on investments		(2,905)
Net Assets ($)		**199,547,910**

Net Asset Value Per Share

	Investor Shares	Class R Shares	BASIC Shares	Class B Shares
Net Assets ($)	52,685,627	73,256,206	26,494,653	47,111,424
Shares Outstanding	52,687,554	73,258,962	26,494,612	47,111,400
Net Asset Value Per Share ($)	**1.00**	**1.00**	**1.00**	**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended April 30, 2008 (Unaudited)

Investment Income ($):	
Interest Income	**2,086,189**
Expenses:	
Management fee–Note 3(a)	317,872
Distribution fees (Investor Shares and Class B Shares)–Note 3(b)	38,066
Shareholder servicing costs (Class B Shares)–Note 3(c)	8,323
Directors' fees–Note 3(a)	7,249
Total Expenses	**371,510**
Less–Directors fees reimbursed by the Manager–Note 3(a)	(7,249)
Net Expenses	**364,261**
Investment Income–Net	**1,721,928**
Net Realized Gain (Loss) on Investments–Note 1(b) ($)	**315**
Net Increase in Net Assets Resulting from Operations	**1,722,243**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended April 30, 2008 (Unaudited)	Year Ended October 31, 2007
Operations ($):		
Investment income—net	1,721,928	3,219,159
Net realized gain (loss) on investments	315	(2,343)
Net Increase (Decrease) in Net Assets Resulting from Operations	**1,722,243**	**3,216,816**
Dividends to Shareholders from ($):		
Investment income—net:		
Investor Shares	(379,059)	(707,448)
Class R Shares	(1,105,104)	(2,423,865)
BASIC Shares	(178,496)	(87,837)
Class B Shares	(59,269)	(9)
Total Dividends	**(1,721,928)**	**(3,219,159)**
Capital Stock Transactions ($1.00 per share):		
Net proceeds from shares sold:		
Investor Shares	64,815,696	49,122,142
Class R Shares	119,532,543	249,806,941
BASIC Shares	24,101,041	10,947,389
Class B Shares	70,945,475	1,001
Dividends reinvested:		
Investor Shares	372,639	704,513
Class R Shares	229,406	588,037
BASIC Shares	172,977	87,668
Class B Shares	59,941	9
Cost of shares redeemed:		
Investor Shares	(32,388,278)	(55,836,828)
Class R Shares	(122,561,433)	(257,750,884)
BASIC Shares	(6,631,237)	(2,183,226)
Class B Shares	(23,895,025)	(1)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**94,753,745**	**(4,513,239)**
Total Increase (Decrease) in Net Assets	**94,754,060**	**(4,515,582)**
Net Assets ($):		
Beginning of Period	104,793,850	109,309,432
End of Period	**199,547,910**	**104,793,850**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Investor Shares	Six Months Ended April 30, 2008 (Unaudited)	Year Ended October 31,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income−net	.013	.030	.026	.015	.004	.004
Distributions:						
Dividends from investment income−net	(.013)	(.030)	(.026)	(.015)	(.004)	(.004)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	2.65[a]	3.05	2.65	1.48	.44	.44
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.71[a]	.71	.71	.71	.71	.70
Ratio of net expenses to average net assets	.70[a]	.70	.71	.71	.71	.70
Ratio of net investment income to average net assets	2.55[a]	3.01	2.65	1.44	.43	.45
Net Assets, end of period ($ x 1,000)	52,686	19,885	25,896	22,170	26,380	31,311

[a] Annualized.

See notes to financial statements.

Class R Shares	Six Months Ended April 30, 2008 (Unaudited)	Year Ended October 31,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income−net	.014	.032	.028	.017	.006	.006
Distributions:						
Dividends from investment income−net	(.014)	(.032)	(.028)	(.017)	(.006)	(.006)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	2.85[a]	3.26	2.86	1.69	.64	.65
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.51[a]	.51	.51	.51	.51	.50
Ratio of net expenses to average net assets	.50[a]	.50	.51	.51	.51	.50
Ratio of net investment income to average net assets	2.85[a]	3.20	2.84	1.60	.60	.65
Net Assets, end of period ($ x 1,000)	73,256	76,056	83,413	65,188	124,838	249,243

[a] Annualized.
See notes to financial statements.

	BASIC Shares Six Months Ended April 30, 2008 (Unaudited)	BASIC Shares Period Ended October 31, 2007[a]	Class B Shares Six Months Ended April 30, 2008 (Unaudited)	Class B Shares Period Ended October 31, 2007[a]
Per Share Data ($):				
Net asset value, beginning of period	1.00	1.00	1.00	1.00
Investment Operations:				
Investment income−net	.014	.011	.012	.009
Distributions:				
Dividends from investment income−net	(.014)	(.011)	(.012)	(.009)
Net asset value, end of period	1.00	1.00	1.00	1.00
Total Return (%)[b]	2.85	3.26	2.33	2.75
Ratios/Supplemental Data (%):				
Ratio of total expenses to average net assets[b]	.51	.52	1.01	1.03
Ratio of net expenses to average net assets[b]	.50	.50	1.00	1.00
Ratio of net investment income to average net assets[b]	2.72	3.26	1.78	2.69
Net Assets, end of period ($ x 1,000)	26,495	8,852	47,111	1

[a] *From July 2, 2007 (commencement of operations) to October 31, 2007.*
[b] *Annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus AMT-Free Municipal Reserves (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds, Inc. (the Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering fourteen series including the fund. The fund's investment objective is to seek income, consistent with stability of principal, that is exempt from federal income tax. Effective July 2, 2007, the fund also seeks to provide income exempt from the federal alternative minimum tax. Effective January 1, 2008, the fund changed its name from Dreyfus Municipal Reserves to Dreyfus AMT-Free Municipal Reserves. The Dreyfus Corporation (the "Manager" or "Dreyfus"), a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), serves as investment adviser.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 1 billion shares of $.001 par value Capital Stock in each of the following classes of shares: Investor, Class R, Class B and BASIC. Investor shares and Class B shares are offered primarily to clients of financial institutions that have entered into selling agreements with the Distributor, and bear a distribution fee. Class B shares also bear a shareholder services fee. BASIC shares are offered to any investor and bear no distribution or shareholder services fee. Class R shares are sold primarily to bank trust departments and other financial service providers (including Mellon Bank, N.A. and its affiliates) acting on behalf of customers having a qualified trust or investment account or relationship at such institution, and bear no distribution or shareholder services fee. Each class of shares has identical rights and privileges, except with respect to the distribution fee, shareholder services fee and voting rights on matters affecting a single class. Income, expenses (other than expense attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

It is the fund's policy to maintain a continuous net asset value per share of $1.00 for the fund; the fund has adopted certain investment, port-folio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities are valued at amor-tized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Directors to represent the fair value of the fund's investments.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative def-inition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities trans-actions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of pre-mium on investments, is earned from settlement date and is recognized on the accrual basis. Cost of investments represents amortized cost.

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161 "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). FAS 161 requires qualitative disclo-sures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net; such dividends are paid monthly. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gains.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended April 30, 2008.

Each of the tax years in the three-year period ended October 31, 2007, remains subject to examination by the Internal Revenue Service and state taxing authorities.

The fund has an unused capital loss carryover of $3,220 available for federal income tax purposes to be applied against future net securities profit, if any, realized subsequent to October 31, 2007. If not applied, $877 of the carryover expires in fiscal 2011 and $2,343 expires in fiscal 2015.

The tax character of distributions paid to shareholders during the fiscal year ended October 31, 2007, were all tax exempt income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At April 30, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended April 30, 2008, the fund did not borrow under the line of credit.

NOTE 3—Investment Management Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Management Agreement with the Manager, the Manager provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of .50% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, Rule 12b-1 distribution fees, service fees and expenses, fees and expenses of non-interested Directors (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Directors (including counsel fees). Each Director receives $45,000 per year, plus $6,000 for each joint Board meeting of the Company, The Dreyfus/Laurel Tax-Free Municipal Funds and The Dreyfus/Laurel Funds Trust (collectively, the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. With respect to Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, with respect to audit committee meetings prior to April 12, 2008, the Chair of the audit committee received $1,350 per meeting. In the event that there is an in-person joint committee meeting or a joint telephone meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Company directly to the non-interested Directors, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Directors.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Investor shares and Class B shares may pay annually up to .25% of the value of the average daily net assets (Investor shares are currently limited by the Company's Board of Directors to .20%) attributable to its Investor shares and Class B shares to compensate the Distributor for shareholder servicing activities and activities primarily intended to result in the sale of Investor shares and Class B shares. During the period ended April 30, 2008, Investor shares and Class B shares were charged $29,743 and $8,323, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan (the "Service Plan") subject to the Rule, pursuant to which the Fund pays the Distributor for the provision of certain services to the holders of its Class B shares a fee at an annual rate of .25% of the value of the fund's average daily net assets attributable to Class B shares. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of such shareholder accounts. Under the Service Plan, the Distributor may enter into Shareholder Services Agreements with Service Agents and make payments to Service Agents in respect of these services. During the period ended April 30, 2008, Class B shares were charged $8,323, pursuant to the Shareholder Services Plan.

The Company and the Distributor may suspend or reduce payments under the Service Plan at any time, and payments are subject to the continuation of the Service Plan and the Agreements described above. From time to time, the Service Agents, the Distributor and the Company may agree to voluntarily reduce the maximum fees payable under the Service Plan.

Under its terms, the Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of a majority of those Directors who are not interested persons of the Company and who have no direct or indirect financial interest in the operation of or in any agreement related to the Plan.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $44,917, Rule 12b-1 distribution plan fees $14,939 and shareholder services plan fees $7,037.

At a meeting of the fund's Board of Directors held on February 12 and 13, 2008, the Board considered the re-approval of the fund's Investment Management Agreement ("Management Agreement"), pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

A representative of the Manager noted that, effective July 2, 2007, the fund changed its investment policy to invest in municipal obligations the interest from which is not subject to the federal alternative minimum tax and, among other things, adopted two new share classes. It was also noted that, effective January 1, 2008, the fund changed its name from Dreyfus Municipal Reserves to Dreyfus AMT-Free Municipal Reserves.

<u>Analysis of Nature, Extent and Quality of Services Provided to the Fund.</u> The Board members considered information previously provided to them in a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and representatives of the Manager confirmed that there had been no material changes in this information. The Board also discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. Reminding the Board members of the two new share classes, the Manager's representatives noted the distribution channels for the fund as well as the diversity of distribution among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder ser-

vices to each distribution channel, including those of the fund. The Manager provided the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio. The Board members reviewed the fund's performance and comparisons to a group of retail, no-load tax-exempt money market funds (the "Performance Group") and to a larger universe of funds, consisting of all retail tax-exempt money market funds (the "Performance Universe") selected and provided by Lipper, Inc., an independent provider of investment company data. The Board was provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe, as well as the Expense Group and Expense Universe (discussed below). The Board members discussed the results of the comparisons for various periods ended December 31, 2007, and noted that the fund's total return performance was above the Performance Group median for each of the periods, except the ten-year period ended December 31, 2007, and below the Performance Universe median for each of the periods.

The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios of a comparable group of funds (the "Expense Group") and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. Noting the fund's "unitary fee" structure, the Board members noted that the fund's management fee was above the

Expense Group and Expense Universe medians and that the fund's expense ratio was below the Expense Group median but above the Expense Universe median.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies, and included in the same Lipper category as the fund (the "Similar Funds"). They also noted that there were no other accounts managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the fees paid in light of the services provided, noting the fund's "unitary fee" structure. The Board members considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the fund's management fee.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board previously had been provided with information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board also was informed that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within range determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided by the Manager.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by the Manager are adequate and appropriate.
- The Board was generally satisfied with the fund's performance.
- The Board concluded that the fee paid by the fund to the Manager was reasonable in light of the services provided, comparative performance, expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders and that the Management Agreement would be renewed through April 4, 2009.

NOTES

For More Information

**Dreyfus
AMT-Free
Municipal Reserves**
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols: BASIC: DLRXX   Class B: DMBXX   Class R: DTMXX   Investor: DLTXX

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund will disclose daily, on www.dreyfus.com, the fund's complete schedule of holdings as of the end of the previous business day. The schedule of holdings will remain on the website until the fund files its Form N-Q or Form N-CSR for the period that includes the date of the posted holdings.

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2007, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0324SA0408

Dreyfus Premier Tax Managed Growth Fund

SEMIANNUAL REPORT April 30, 2008





The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

The Fund



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier Tax Managed Growth Fund, covering the six-month period from November 1, 2007, through April 30, 2008.

Although the U.S. economy has teetered on the brink of recession and the financial markets encountered heightened volatility due to an ongoing credit crisis during the reporting period, we recently have seen signs of potential improvement. The Federal Reserve Board's aggressive easing of monetary policy and innovative measures to inject liquidity into the banking system appear to have reassured many investors. At Dreyfus, we believe that the current economic downturn is likely to be relatively brief by historical standards, but the ensuing recovery may be gradual and prolonged as financial deleveraging and housing price deflation continue to weigh on economic activity.

The implications of our economic outlook for the U.S. stock market generally are positive. Selling pressure among overleveraged investors has created attractive values in a number of areas, including among many of the market's largest and well-established companies. Your financial advisor can help you assess current risks and take advantage of these longer-term opportunities within the context of your overall investment portfolio.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
May 15, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of November 1, 2007, through April 30, 2008, as provided by Fayez Sarofim, Portfolio Manager of Fayez Sarofim & Co., Sub-Investment Adviser

Fund and Market Performance Overview

For the six-month period ended April 30, 2008, Dreyfus Premier Tax Managed Growth Fund's Class A shares produced a total return of –6.77%, Class B shares produced –7.13%, Class C shares produced –7.12%, Class I shares produced –6.67% and Class T shares produced –6.89%.[1] For the same period, the fund's benchmark, the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), produced a –9.63% total return.[2]

Although U.S. equities generally declined due to concerns stemming from a credit crisis and economic slowdown, stocks of well-established, global companies with strong finances and dominant brands fared relatively well. Because the fund primarily invests in such companies, it produced higher returns than its benchmark over the reporting period.

The Fund's Investment Approach

The fund invests primarily in well-established, multinational companies that we believe are well positioned to weather difficult economic climates and thrive during favorable times. We focus on purchasing large-cap, "blue-chip" stocks at a price we consider to be justified by a company's fundamentals. The result is a portfolio of stocks selected for what we consider to be sustained patterns of profitability, strong balance sheets, expanding global presence and above-average earnings growth potential. At the same time, we manage the fund in a manner cognizant of the concerns of tax-conscious investors. We typically buy and sell relatively few stocks during the course of the year, which may help reduce investors' tax liabilities.

Economic and Credit Woes Undermined Stock Prices

A credit crisis that began over the summer of 2007 in the sub-prime mortgage market intensified during the reporting period, causing investors in a wide variety of asset classes to reassess their attitudes toward risk. At the same time, the U.S. economy suffered a sharp slowdown triggered by plummeting housing prices, resulting in reduced spending among businesses and consumers. The Federal Reserve Board attempted to address both situations by injecting liquidity into the banking system and aggressively reducing short-term interest rates from 4.75% at the start of the reporting period to 2% by the end. The financials sector was particularly hard-hit by the credit crisis, which produced massive losses among commercial and investment banks. Although initial estimates indicated that the U.S. economy eked out a modestly positive growth rate over the first quarter of 2008, a number of analysts and economists have warned that the United States is in the midst of a recession.

Leading Companies Held Up Well in a Flight to Quality

In this challenging environment, the fund continued to benefit from its longstanding focus on large companies with low debt levels, strong management teams, a presence in international markets and dominant market positions. Increasingly, investors turned away from the smaller, more speculative companies that previously had led the stock market, and they turned instead to the types of companies in which the fund invests.

The fund's holdings in the consumer staples sector fared particularly well, as these companies produce goods and services that are in steady demand regardless of economic conditions. Global food producer Nestle benefited from a new management team's focus on higher-growth businesses. Retail giant Wal-Mart Stores rebounded from weakness in 2007 as cash-strapped consumers sought lower prices. Tobacco leader Altria Group unlocked additional shareholder value by spinning off its international operations into a new company, Philip Morris International, which the fund has continued to hold.

The fund also benefited from underweighted exposure to and strong stock selections within the health care sector. Conversely, the fund held substantially overweighted exposure to the energy area, which fared well as oil prices reached new record highs, helping to support the earnings of industry leaders Chevron, Exxon Mobil and ConocoPhillips.

The fund received less attractive returns from a handful of other holdings. Industrial giant General Electric declined after reporting disappointing earnings in early 2008. Some of the fund's larger financials holdings also detracted from performance, including Citigroup, Bank of America and Merrill Lynch & Co., which were hurt by sub-prime related losses.

Large-Cap Leadership Expected to Persist

A market rally in April apparently reflected renewed optimism that the worst of the credit crisis and economic downturn may be behind us. Nonetheless, we expect investors to continue to favor large growth companies over the foreseeable future. To take fuller advantage of this and other trends, we established a number of new positions during the reporting period, including defense contractor General Dynamics, European health care specialist Novo-Nordisk and mining firm Freeport McMoRan Copper & Gold. We eliminated the fund's positions in retailer Home Depot and pharmaceutical company Pfizer due to concerns regarding the housing market and new product development, respectively.

May 15, 2008

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of certain fund expenses by Fayez Sarofim & Co. pursuant to an agreement in effect until April 4, 2009. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects monthly reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Tax Managed Growth Fund from November 1, 2007 to April 30, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended April 30, 2008

	Class A	Class B	Class C	Class I	Class T
Expenses paid per $1,000†	$ 6.01	$ 9.59	$ 9.59	$ 4.81	$ 7.20
Ending value (after expenses)	$932.30	$928.70	$928.80	$933.30	$931.10

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended April 30, 2008

	Class A	Class B	Class C	Class I	Class T
Expenses paid per $1,000†	$ 6.27	$ 10.02	$ 10.02	$ 5.02	$ 7.52
Ending value (after expenses)	$1,018.65	$1,014.92	$1,014.92	$1,019.89	$1,017.40

† *Expenses are equal to the fund's annualized expense ratio of 1.25% for Class A, 2.00% for Class B, 2.00% for Class C, 1.00% for Class I and 1.50% for Class T, multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

April 30, 2008 (Unaudited)

Common Stocks−99.5%	Shares	Value ($)
Consumer Discretionary−15.2%		
McDonald's	65,000	3,872,700
McGraw-Hill	65,000	2,664,350
News, Cl. A	161,000	2,881,900
Procter & Gamble	95,000	6,369,750
Walgreen	133,000	4,635,050
		20,423,750
Consumer Staples−23.7%		
Altria Group	129,000	2,580,000
Anheuser-Busch	30,000	1,476,000
Coca-Cola	115,000	6,770,050
Estee Lauder, Cl. A	20,500 [a]	935,005
Kraft Foods, Cl. A	15,271	483,022
Nestle, ADR	52,500	6,295,800
PepsiCo	66,000	4,522,980
Philip Morris International	129,000 [b]	6,582,870
Wal-Mart Stores	27,000	1,565,460
Whole Foods Market	19,000 [a]	620,160
		31,831,347
Energy−21.0%		
BP, ADR	16,500	1,201,035
Chevron	70,000	6,730,500
ConocoPhillips	67,000	5,772,050
Exxon Mobil	111,012	10,331,887
Patriot Coal	1,200 [b]	79,260
Peabody Energy	12,000	733,560
Total, ADR	24,000	2,016,000
Transocean	9,444 [b]	1,392,612
		28,256,904
Financial−8.0%		
American Express	29,000	1,392,580
American International Group	18,425	851,235
Ameriprise Financial	15,000	712,350
Bank of America	78,896	2,961,756
Citigroup	61,533	1,554,939
JPMorgan Chase & Co.	32,000	1,524,800
Merrill Lynch & Co.	36,000 [a]	1,793,880
		10,791,540

Common Stocks (continued)	Shares	Value ($)
Health Care−9.1%		
Abbott Laboratories	70,000	3,692,500
Eli Lilly & Co.	18,000	866,520
Johnson & Johnson	96,500	6,474,185
Merck & Co.	18,000	684,720
Novo Nordisk, ADR	7,000	480,830
		12,198,755
Industrial−9.2%		
Caterpillar	20,000	1,637,600
Emerson Electric	80,000	4,180,800
General Dynamics	2,000	180,840
General Electric	150,000	4,905,000
United Technologies	20,000	1,449,400
		12,353,640
Information Technology−11.8%		
Apple	15,000 [b]	2,609,250
Automatic Data Processing	25,000	1,105,000
Cisco Systems	75,000 [b]	1,923,000
Intel	220,000	4,897,200
Microsoft	110,000	3,137,200
QUALCOMM	20,500	885,395
Texas Instruments	45,000	1,312,200
		15,869,245
Materials−1.5%		
Freeport-McMoRan Copper & Gold	6,000	682,500
Praxair	15,000	1,369,650
		2,052,150
Total Common Stocks		
(cost $93,935,952)		**133,777,331**

Other Investment−.4%		
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $516,000)	516,000 [c]	**516,000**

Investment of Cash Collateral for Securities Loaned—2.3%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $3,119,400)	3,119,400 [c]	**3,119,400**
Total Investments (cost $97,571,352)	**102.2%**	**137,412,731**
Liabilities, Less Cash and Receivables	**(2.2%)**	**(2,979,454)**
Net Assets	**100.0%**	**134,433,277**

ADR—American Depository Receipts

[a] All or a portion of these securities are on loan. At April 30, 2008, the total market value of the fund's securities on loan is $3,014,141 and the total market value of the collateral held by the fund is $3,119,400.

[b] Non-income producing security.

[c] Investment in affiliated money market mutual fund.

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
Consumer Staples	23.7	Health Care	9.1
Energy	21.0	Financial	8.0
Consumer Discretionary	15.2	Money Market Investments	2.7
Information Technology	11.8	Materials	1.5
Industrial	9.2		**102.2**

[†] Based on net assets.

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
April 30, 2008 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $3,014,141)–Note 1(b):		
Unaffiliated issuers	93,935,952	133,777,331
Affiliated issuers	3,635,400	3,635,400
Receivable for investment securities sold		367,669
Dividends and interest receivable		188,893
Receivable for shares of Capital Stock subscribed		1,355
		137,970,648
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		166,045
Cash overdraft due to Custodian		74,731
Liability for securities on loan–Note 1(b)		3,119,400
Payable for investment securities purchased		90,520
Payable for shares of Capital Stock redeemed		85,874
Interest payable–Note 2		801
		3,537,371
Net Assets ($)		**134,433,277**
Composition of Net Assets ($):		
Paid-in capital		110,968,728
Accumulated undistributed investment income–net		419,603
Accumulated net realized gain (loss) on investments		(16,796,433)
Accumulated net unrealized appreciation (depreciation) on investments		39,841,379
Net Assets ($)		**134,433,277**

Net Asset Value Per Share

	Class A	Class B	Class C	Class I	Class T
Net Assets ($)	87,417,937	14,895,119	29,552,577	13,779	2,553,865
Shares Outstanding	4,625,913	821,665	1,641,060	727.35	137,192
Net Asset Value Per Share ($)	**18.90**	**18.13**	**18.01**	**18.94**	**18.62**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended April 30, 2008 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends:	
Unaffiliated issuers (net of $62,331 foreign taxes withheld at source)	1,807,280
Affiliated issuers	11,041
Income from securities lending	6,063
Total Income	**1,824,384**
Expenses:	
Management fee–Note 3(a)	773,345
Distribution and service plan fees–Note 3(b)	362,871
Directors' fees and expenses–Note 3(a)	4,891
Loan commitment fees–Note 2	276
Total Expenses	**1,141,383**
Less–reduction in management fee due to undertaking–Note 3(a)	(70,304)
Less–Directors fees reimbursed by the Manager–Note 3(a)	(4,891)
Net Expenses	**1,066,188**
Investment Income–Net	**758,196**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	1,754,932
Net unrealized appreciation (depreciation) on investments	(13,421,386)
Net Realized and Unrealized Gain (Loss) on Investments	**(11,666,454)**
Net (Decrease) in Net Assets Resulting from Operations	**(10,908,258)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended April 30, 2008 (Unaudited)	Year Ended October 31, 2007[a]
Operations ($):		
Investment income–net	758,196	1,361,263
Net realized gain (loss) on investments	1,754,932	6,372,423
Net unrealized appreciation (depreciation) on investments	(13,421,386)	11,140,545
Net Increase (Decrease) in Net Assets Resulting from Operations	**(10,908,258)**	**18,874,231**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A Shares	(1,124,892)	(1,141,289)
Class B Shares	(42,505)	(135,137)
Class C Shares	(156,430)	(194,703)
Class I Shares	(91)	(18)
Class T Shares	(25,983)	(28,892)
Total Dividends	**(1,349,901)**	**(1,500,039)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A Shares	7,053,916	15,394,909
Class B Shares	126,327	51,912
Class C Shares	719,879	2,369,543
Class I Shares	7,750	10,000
Class T Shares	11,364	51,442
Dividends reinvested:		
Class A Shares	899,235	906,748
Class B Shares	27,740	90,149
Class C Shares	98,741	126,573
Class I Shares	19	18
Class T Shares	24,184	27,067
Cost of shares redeemed:		
Class A Shares	(9,271,018)	(22,571,260)
Class B Shares	(7,266,019)	(15,999,566)
Class C Shares	(3,583,048)	(6,871,014)
Class I Shares	(5,030)	–
Class T Shares	(206,928)	(364,359)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(11,362,888)**	**(26,777,838)**
Total Increase (Decrease) in Net Assets	**(23,621,047)**	**(9,403,646)**
Net Assets ($):		
Beginning of Period	158,054,324	167,457,970
End of Period	**134,433,277**	**158,054,324**
Undistributed investment income–net	419,603	1,011,308

	Six Months Ended April 30, 2008 (Unaudited)	Year Ended October 31, 2007[a]
Capital Share Transactions:		
Class A[b]		
Shares sold	367,348	797,423
Shares issued for dividends reinvested	44,161	48,723
Shares redeemed	(490,907)	(1,163,074)
Net Increase (Decrease) in Shares Outstanding	**(79,398)**	**(316,928)**
Class B[b]		
Shares sold	6,908	2,894
Shares issued for dividends reinvested	1,418	5,043
Shares redeemed	(394,327)	(867,693)
Net Increase (Decrease) in Shares Outstanding	**(386,001)**	**(859,756)**
Class C		
Shares sold	39,187	129,143
Shares issued for dividends reinvested	5,074	7,111
Shares redeemed	(197,903)	(372,901)
Net Increase (Decrease) in Shares Outstanding	**(153,642)**	**(236,647)**
Class I		
Shares sold	410	500
Shares issued for dividends reinvested	1	1
Shares redeemed	(251)	–
Net Increase (Decrease) in Shares Outstanding	**160**	**501**
Class T		
Shares sold	589	2,728
Shares issued for dividends reinvested	1,205	1,475
Shares redeemed	(10,940)	(19,194)
Net Increase (Decrease) in Shares Outstanding	**(9,146)**	**(14,991)**

[a] *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*

[b] *During the period ended April 30, 2008, 198,723 Class B shares representing $3,662,159 were automatically converted to 190,377 Class A shares and during the period ended October 31, 2007, 425,402 Class B shares representing $7,862,203 were automatically converted to 407,004 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended April 30, 2008 (Unaudited)	Year Ended October 31, 2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	20.51	18.44	16.35	15.26	14.86	13.51
Investment Operations:						
Investment income—net[a]	.13	.22	.21	.20	.12	.10
Net realized and unrealized gain (loss) on investments	(1.50)	2.08	2.00	1.08	.40	1.25
Total from Investment Operations	(1.37)	2.30	2.21	1.28	.52	1.35
Distributions:						
Dividends from investment income—net	(.24)	(.23)	(.12)	(.19)	(.12)	–
Net asset value, end of period	18.90	20.51	18.44	16.35	15.26	14.86
Total Return (%)[b]	(6.77)[c]	12.58	13.61	8.41	3.48	9.99
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.36[d]	1.36	1.36	1.36	1.35	1.35
Ratio of net expenses to average net assets	1.25[d]	1.25	1.29	1.36	1.35	1.35
Ratio of net investment income to average net assets	1.33[d]	1.13	1.20	1.22	.77	.74
Portfolio Turnover Rate	3.41[c]	8.09	–	1.06	.72	3.51
Net Assets, end of period ($ x 1,000)	87,418	96,507	92,601	104,506	91,759	80,401

[a] *Based on average shares outstanding at each month end.*

[b] *Exclusive of sales charge.*

[c] *Not annualized.*

[d] *Annualized.*

See notes to financial statements.

	Six Months Ended April 30, 2008	Year Ended October 31,				
Class B Shares	(Unaudited)	2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	19.56	17.57	15.68	14.60	14.22	13.03
Investment Operations:						
Investment income—net [a]	.06	.08	.08	.09	.00[b]	.00[b]
Net realized and unrealized gain (loss) on investments	(1.45)	1.98	1.91	1.03	.38	1.19
Total from Investment Operations	(1.39)	2.06	1.99	1.12	.38	1.19
Distributions:						
Dividends from investment income—net	(.04)	(.07)	(.10)	(.04)	(.00)[b]	–
Net asset value, end of period	18.13	19.56	17.57	15.68	14.60	14.22
Total Return (%) [c]	(7.13)[d]	11.76	12.76	7.60	2.77	9.13
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	2.11[e]	2.11	2.11	2.11	2.10	2.10
Ratio of net expenses to average net assets	2.00[e]	2.00	2.04	2.11	2.10	2.10
Ratio of net investment income to average net assets	.66[e]	.42	.47	.60	.02	.01
Portfolio Turnover Rate	3.41[d]	8.09	–	1.06	.72	3.51
Net Assets, end of period ($ x 1,000)	14,895	23,622	36,326	57,804	102,007	142,689

[a] *Based on average shares outstanding at each month end.*
[b] *Amount represents less than $.01 per share.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
[e] *Annualized.*
See notes to financial statements.

Class C Shares	Six Months Ended April 30, 2008 (Unaudited)	Year Ended October 31,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	19.48	17.53	15.64	14.59	14.22	13.03
Investment Operations:						
Investment income—net [a]	.05	.07	.07	.08	.00[b]	.00[b]
Net realized and unrealized gain (loss) on investments	(1.43)	1.98	1.92	1.03	.38	1.19
Total from Investment Operations	(1.38)	2.05	1.99	1.11	.38	1.19
Distributions:						
Dividends from investment income—net	(.09)	(.10)	(.10)	(.06)	(.01)	–
Net asset value, end of period	18.01	19.48	17.53	15.64	14.59	14.22
Total Return (%)[c]	(7.12)[d]	11.73	12.80	7.54	2.73	9.13
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	2.11[e]	2.11	2.11	2.11	2.10	2.10
Ratio of net expenses to average net assets	2.00[e]	2.00	2.04	2.11	2.10	2.10
Ratio of net investment income to average net assets	.60[e]	.39	.44	.53	.02	.01
Portfolio Turnover Rate	3.41[d]	8.09	–	1.06	.72	3.51
Net Assets, end of period ($ x 1,000)	29,553	34,961	35,603	41,677	51,391	59,007

[a] *Based on average shares outstanding at each month end.*
[b] *Amount represents less than $.01 per share.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
[e] *Annualized.*
See notes to financial statements.

Class I Shares	Six Months Ended April 30, 2008 (Unaudited)	Year Ended October 31,			
		2007[a]	2006	2005	2004[b]
Per Share Data ($):					
Net asset value, beginning of period	20.58	18.52	16.38	15.28	15.56
Investment Operations:					
Investment income—net[c]	.13	.20	.24	.25	.06
Net realized and unrealized gain (loss) on investments	(1.48)	2.14	2.03	1.07	(.34)
Total from Investment Operations	(1.35)	2.34	2.27	1.32	(.28)
Distributions:					
Dividends from investment income—net	(.29)	(.28)	(.13)	(.22)	–
Net asset value, end of period	18.94	20.58	18.52	16.38	15.28
Total Return (%)	(6.67)[d]	12.76	13.94	8.73	(1.80)[d]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.10[e]	1.12	1.10	1.10	.51[d]
Ratio of net expenses to average net assets	1.00[e]	1.01	1.04	1.10	.51[d]
Ratio of net investment income to average net assets	1.49[e]	1.01	1.41	1.48	.41[d]
Portfolio Turnover Rate	3.41[d]	8.09	–	1.06	.72
Net Assets, end of period ($ x 1,000)	14	12	1	1	1

[a] Effective June 1, 2007, Class R shares were redesignated as Class I shares.

[b] From May 14, 2004 (commencement of initial offering) to October 31, 2004.

[c] Based on average shares outstanding at each month end.

[d] Not annualized.

[e] Annualized.

See notes to financial statements.

Class T Shares	Six Months Ended April 30, 2008 (Unaudited)	Year Ended October 31,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	20.18	18.14	16.12	15.04	14.64	13.36
Investment Operations:						
Investment income−net [a]	.10	.17	.16	.17	.08	.07
Net realized and unrealized gain (loss) on investments	(1.48)	2.05	1.98	1.05	.39	1.21
Total from Investment Operations	(1.38)	2.22	2.14	1.22	.47	1.28
Distributions:						
Dividends from investment income−net	(.18)	(.18)	(.12)	(.14)	(.07)	−
Net asset value, end of period	18.62	20.18	18.14	16.12	15.04	14.64
Total Return (%) [b]	(6.89)[c]	12.34	13.34	8.12	3.25	9.58
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.61[d]	1.61	1.61	1.61	1.60	1.60
Ratio of net expenses to average net assets	1.50[d]	1.50	1.54	1.61	1.60	1.60
Ratio of net investment income to average net assets	1.08[d]	.88	.95	1.04	.52	.51
Portfolio Turnover Rate	3.41[c]	8.09	−	1.06	.72	3.51
Net Assets, end of period ($ x 1,000)	2,554	2,953	2,927	3,857	4,641	5,135

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Not annualized.*
[d] *Annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Tax Managed Growth Fund (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering fourteen series, including the fund. The fund's investment objective is to provide investors with long-term capital appreciation consistent with minimizing realized capital gains and taxable current income. The Dreyfus Corporation (the "Manager" or "Dreyfus"), a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), serves as investment adviser.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the distributor of the fund's shares. The fund is authorized to issue 100 million shares of $.001 par value Capital Stock in each of the following classes of shares: Class A, Class B, Class C, Class I and Class T. Class A, Class B, Class C and Class T shares are sold primarily to retail investors through financial intermediaries and bear a distribution fee and/or service fee. Class A and Class T shares are sold with a front-end sales charge, while Class B and Class C shares are subject to a contingent deferred sales charge ("CDSC"). Class B shares automatically convert to Class A shares after six years. The fund does not offer Class B shares, except in connection with dividend re-investment and permitted exchanges of Class B shares. Class I shares are sold primarily to bank trust departments and other financial service providers (including Mellon Bank, N.A. ("Mellon Bank") a subsidiary of BNY Mellon and a Dreyfus affiliate) acting on behalf of customers having a qualified trust or investment account or relationship at such institution, and bear no distribution or service fees. Class I shares are offered without a front-end sales charge or CDSC. Each class of shares has identical rights and privileges, except with respect to distribution and service fees, the allocation of certain transfer agency costs and voting rights on matters affecting a single class. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available, are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of the security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADRs and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers.

The Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

Pursuant to a securities lending agreement with Mellon Bank, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by Dreyfus. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ended April 30, 2008, Mellon Bank earned $2,598 pursuant to the securities lending agreement.

(c) Affiliated issuers: Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended April 30, 2008.

Each of the tax years in the three-year period ended October 31, 2007, remains subject to examination by the Internal Revenue Service and state taxing authorities.

The fund has an unused capital loss carryover of $18,551,365 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to October 31, 2007. If not applied, $2,087,874 of the carryover expires in fiscal 2010, $8,603,573 expires in fiscal 2011 and $7,859,918 expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal year ended October 31, 2007 was as follows: ordinary income $1,500,039. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended April 30, 2008, the fund did not borrow under the Facility.

NOTE 3—Investment Management Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Management Agreement with Dreyfus, Dreyfus provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. Dreyfus also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay Dreyfus a fee, calculated daily and paid monthly, at the annual rate of 1.10% of the value of the fund's average daily net assets. Out of its fee, Dreyfus pays all of the expenses of the fund except brokerage fees, taxes, interest, commitment fees, Rule 12b-1 distribution fees and expenses, service fees, expenses of non-interested Directors (including counsel fees) and extraordinary expenses. In addition, Dreyfus is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Directors (including counsel fees). Each Director receives $45,000 per year, plus $6,000 for each joint Board meeting of the Company, The Dreyfus/Laurel Tax-Free Municipal Funds and The Dreyfus/Laurel Funds Trust (collectively, the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. With respect to Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, prior to April 12, 2008 with respect to audit committee meetings, the Chair of the audit committee received $1,350 per meeting. In the event that there is an in-person joint committee meeting or a joint telephone meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Company directly to the non-interested Directors, that would be applied to offset a portion of the management fee payable to Dreyfus, are in fact paid directly by Dreyfus to the non-interested Directors.

Pursuant to a Sub-Investment Advisory Agreement between Dreyfus and Sarofim & Co., Dreyfus pays Sarofim & Co. an annual fee of .30% of the value of the fund's average daily net assets, payable monthly. From November 1, 2007 through April 4, 2009, Sarofim & Co. has agreed to waive receipt of a portion of its sub-investment advisory fee in the amount of .10% of the fund's average daily net assets. The sub-investment advisory fee is paid by Dreyfus out of the management fee

Dreyfus receives from the fund. Dreyfus is, in turn, passing the waiver by Sarofim & Co. onto the fund by waiving a portion of the management fee in that amount, .10% of the fund's average daily net assets. The reduction in management fee, pursuant to the undertaking by Sarofim & Co., amounted to $70,304 during the period ended April 30, 2008.

During the period ended April 30, 2008, the Distributor retained $2,888 and $60 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $21,352 and $3,223 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under separate Distribution Plans (the "Plans") adopted pursuant to Rule 12b-1 under the Act, Class A shares may pay annually up to .25% of the value of its average daily net assets to compensate the Distributor for shareholder servicing activities and expenses primarily intended to result in the sale of Class A shares. Class B, Class C and Class T shares pay the Distributor for distributing their shares at an aggregate annual rate of .75% of the value of the average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. The Distributor may pay one or more agents in respect of advertising, marketing and other distribution services for Class T shares and determines the amounts, if any, to be paid to agents and the basis on which such payments are made. Class B, Class C and Class T shares are also subject to a service plan adopted pursuant to Rule 12b-1 (the "Service Plan"), under which Class B, Class C and Class T shares pay the Distributor for providing certain services to the holders of their shares a fee at the annual rate of .25% of the value of the average daily net assets of Class B, Class C and Class T shares. During the period ended April 30, 2008, Class A, Class B, Class C and Class T shares were charged $111,198, $67,429, $116,430 and $3,264, respectively, pursuant to their respective Plans. During the period ended April 30, 2008, Class B, Class C and Class T shares were charged $22,476, $38,810 and $3,264, respectively, pursuant to the Service Plan.

Under its terms, the Plans and Service Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of majority of those Directors who are not "interested persons" of the Company and who have no direct or indirect financial interest in the operation of or in any agreement related to the Plans or Service Plan.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $121,497, Rule 12b-1 distribution plan fees $45,918 and service plan fees $9,675, which are offset against an expense reimbursement currently in effect in the amount of $11,045.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended April 30, 2008, amounted to $4,851,700 and $16,881,134, respectively.

At April 30, 2008, accumulated net unrealized appreciation on investments was $39,841,379, consisting of $43,740,708 gross unrealized appreciation and $3,899,329 gross unrealized depreciation.

At April 30, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161 "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

At a meeting of the fund's Board of Directors held on February 12 and 13, 2008, the Board considered the re-approval of the fund's Investment Management Agreement ("Management Agreement"), pursuant to which the Manager provides the fund with investment advisory and administrative services, and the Sub-Investment Advisory Agreement (the "Sub-Investment Advisory Agreement") between the Manager and Fayez Sarofim & Co. ("Sarofim & Co."), with respect to the fund, pursuant to which Sarofim & Co. provides day-to-day management of the fund's investments subject to the Manager's oversight. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager and Sarofim & Co.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members considered information previously provided to them in a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and representatives of the Manager confirmed that there had been no material changes in this information. The Board also discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement, and by Sarofim & Co. pursuant to the Sub-Investment Advisory Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the distribution channels for the fund as well as the diversity of distribution among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. The Manager provided the number of shareholder accounts in the fund and the fund's asset size.

The Board members also considered Sarofim & Co.'s research and portfolio management capabilities. The Board members also considered that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements, and the Manager's extensive administrative, accounting and compliance infrastructure, as well as the Manager's supervisory activities over Sarofim & Co.

Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio. The Board members reviewed the fund's performance and comparisons to a group of retail, front-end load and no load tax-managed funds (the "Performance Group") and to a larger universe of funds, consisting of all retail and institutional large-cap core funds (the "Performance Universe") selected and provided by Lipper, Inc., an independent provider of investment company data. The Board was provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe, as well as the Expense Group and Expense Universe (discussed below). The Board members discussed the results of the comparisons and noted that the fund's total return performance was at or below the Performance Group medians for various periods ended December 31, 2007 and above and below the Performance Universe medians for various periods ended December 31, 2007. The Board discussed with representatives of the Manager and Sarofim & Co. the investment strategy employed in the management of the fund's assets and how that strategy affected the fund's relative performance, particularly during periods when the fund underperformed. A representative of the Manager reminded the Board members that high quality, mega-cap stocks had been out of favor, which affected the fund's relative performance for the four- and five-year periods ended December 31, 2007, but have performed better more recently, as was reflected in the fund's one-, two- and three-year relative performance. The Manager also provided a comparison of the fund's total returns to the returns of the fund's benchmark index for each calendar year for the past ten years.

The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios of a comparable group of funds (the "Expense Group") and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. Noting the fund's "unitary fee" structure, a representative of the Manager reminded the Board members that the fund's total expense ratio reflected a waiver by Sarofim & Co. of a portion of its sub-investment advisory fee (such fee paid by the Manager which, in turn, is waiving the same amount of the fund's management fee paid by the fund) in the amount of .10% of the value of the fund's average daily net assets which was put in place as of February 7, 2006 and continued until April 4, 2008. The waiver amount is approximately 33% of the sub-investment advisory fee Sarofim & Co. would otherwise be paid under the Sub-Investment Advisory Agreement with the Manager. The Board members noted that the fund's management fee and expense ratio, with and without the waiver, were higher than the fund's Expense Group and Expense Universe medians. Representatives of the Manager, Sarofim & Co. and the Board members agreed that the waiver by Sarofim & Co. would be extended until April 4, 2009.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds with similar investment objectives, policies and strategies, and included in the same Lipper category as the fund (the "Similar Funds"), and by other accounts managed by the Manager, Sarofim & Co. or their respective affiliates with similar investment objectives, policies and strategies as the fund (the "Similar Accounts"). The Manager's representatives explained the nature of the Similar Accounts and the differences, from the Manager's and Sarofim & Co.'s perspective, as applicable, in providing services to such Similar Accounts as compared to managing and providing services to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager or Sarofim & Co. and discussed the relationship of the fees paid in light of the services provided, noting the fund's "unitary fee" structure. The Board members considered the relevance of the fee information provided for the Similar Funds and the Similar Accounts to evaluate the appropriateness and reasonableness of the fund's management fee and sub-investment advisory fee. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

The Board considered the fee to Sarofim & Co. in relation to the fee paid to the Manager and the respective services provided by Sarofim & Co. and the Manager. The Board also noted that Sarofim & Co.'s fee is paid by the Manager and not the fund.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board previously had been provided with information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board also was informed that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager or Sarofim & Co. from acting as investment adviser and sub-investment adviser, respectively, and noted there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. Since the Manager, and not the fund, pays Sarofim & Co. pursuant to the Sub-Investment Advisory Agreement, the Board did not consider Sarofim & Co.'s profitability to be relevant to its deliberations. It also was noted that the profitability percentage for managing the fund was within the range determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided by the Manager.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement and Sub-Investment Advisory Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

• The Board concluded that the nature, extent and quality of the services provided by the Manager and Sarofim & Co. are adequate and appropriate.

• The Board was generally satisfied with the fund's performance, noting the one-, two- and three-year periods ended December 31, 2007.

• The Board concluded, taking into account the extension of the fee waiver, that the fee paid by the fund to the Manager, and by the Manager to Sarofim & Co., were reasonable in light of the considerations described above.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement and Sub-Investment Advisory Agreement was in the best interests of the fund and its shareholders.

For More Information

**Dreyfus Premier
Tax Managed Growth Fund**
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Sub-Investment Adviser

Fayez Sarofim & Co.
Two Houston Center
Suite 2907
Houston, TX 77010

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

| **Ticker Symbols:** | Class A: DTMGX | Class B: DPTMX | Class C: DPTAX |
| | Class I: DPTRX | Class T: DPMTX | |

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0149SA0408

Dreyfus
BASIC S&P 500
Stock Index Fund

SEMIANNUAL REPORT April 30, 2008




BNY MELLON
ASSET MANAGEMENT

Dreyfus

Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus BASIC S&P 500 Stock Index Fund, covering the six-month period from November 1, 2007, through April 30, 2008.

Although the U.S. economy has teetered on the brink of recession and the financial markets encountered heightened volatility due to an ongoing credit crisis during the reporting period, we recently have seen signs of potential improvement. The Federal Reserve Board's aggressive easing of monetary policy and innovative measures to inject liquidity into the banking system appear to have reassured many investors. At Dreyfus, we believe that the current economic downturn is likely to be relatively brief by historical standards, but the ensuing recovery may be gradual and prolonged as financial deleveraging and housing price deflation continue to weigh on economic activity.

The implications of our economic outlook for the U.S. stock market generally are positive. Selling pressure among overleveraged investors has created attractive values in a number of areas, including among many of the market's largest and well-established companies. Your financial advisor can help you assess current risks and take advantage of these longer-term opportunities within the context of your overall investment portfolio.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
May 15, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of November 1, 2007, through April 30, 2008, as provided by Thomas Durante, CFA, Portfolio Manager

Fund and Market Performance Overview

For the six-month period ended April 30, 2008, Dreyfus BASIC S&P 500 Stock Index Fund produced a total return of –9.71%.[1] In comparison, the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500 Index"), the fund's benchmark, produced a –9.63% return for the same period.[2,3]

Large-cap stocks produced disappointing results in a challenging investment environment during the reporting period as investors became concerned over an intensifying housing contraction, tighter credit conditions, mounting job losses and higher food and energy prices. The difference in returns between the fund and the S&P 500 Index was primarily the result of transaction costs and operating expenses.

The Fund's Investment Approach

The fund seeks to match the total return of the S&P 500 Index by generally investing in all 500 stocks in the S&P 500 Index in proportion to their respective weighting. Often considered a barometer for the stock market in general, the S&P 500 Index is made up of 500 widely held common stocks across 10 economic sectors. Each stock is weighted by its market capitalization; that is, larger companies have greater representation in the S&P 500 Index than smaller ones. The S&P 500 Index is dominated by large-cap, blue-chip stocks that comprise nearly 75% of total U.S. market capitalization.

Consumers Struggled in a Weaker Economy

U.S. stocks generally produced disappointing results during the reporting period due to a "perfect storm" of negative economic news. The most prominent of these factors was the continued deterioration of the U.S. housing market. As housing values declined, mortgage defaults and foreclosures rose sharply, fueling ongoing turmoil in the sub-prime mortgage market. The stocks of companies in the financials sector plummeted when major commercial banks, investment banks and bond insurers reported massive sub-prime related losses. While lower home prices and reduced short-term interest rates stemming from an aggressive easing campaign by the Federal Reserve Board created a more favorable environment for home buyers, more stringent lending standards and a tighter job market limited the number of potential new homeowners.

Escalating commodities prices not only have resulted in higher oil, gas and home heating costs for consumers, but more recently also have burdened families with higher food costs. The increasing use of corn for the production of ethanol as an alternative energy source has resulted in higher feed costs for farmers and, in turn, rising milk, dairy, cereal and meat costs for consumers. Higher gasoline prices also increased transportation and shipping costs for food producers. These factors caused consumers to cut back on spending in other, more discretionary areas.

Stocks with Significant Overseas Exposure Advanced

Although the slowing U.S. economy has had an impact on global growth, most foreign economies have continued to expand. In fact, the energy sector's positive absolute return for the reporting period was largely due to robust demand from developing nations for a limited supply of crude oil. Winners in the energy sector included integrated energy producers and oil services providers, most of which benefited greatly from sizeable overseas operations. A limited supply of refiners and production slowdowns in some oil fields also boosted exploration and production activity, benefiting deepwater drillers and related service companies.

Bulk retailers within the consumer staples sector also performed relatively well, as consumers sought discounts and attempted to reduce gasoline costs by making fewer shopping trips. Heavy participation in overseas markets also boosted the fortunes of large soft drink, tobacco and household products companies. Agricultural stocks benefited from higher food costs, and fertilizer companies that help farmers yield more productive crops also flourished.

A substantial global presence also aided steel manufacturers, where global demand remained strong in light of ongoing infrastructure

development. Railroads benefited from strong global exports of agricultural products, coal and bulk goods.

On the other hand, the S&P 500 Index's disappointing results over the reporting period stemmed primarily from weakness in the financials, technology, health care and consumer discretionary sectors. Banks and brokerage firms faltered amid the credit crisis and capital-markets downturns. In the technology sector, wireless communications equipment makers, semiconductor companies and software developers were hurt by slowing personal computer sales. In the health care area, pharmaceutical companies suffered from increased competition from generic drugs, while managed care companies were hurt by declining subscriber growth. Finally, slower consumer spending hindered results for a number of the S&P 500 Index's entertainment, automobile and retail stocks.

Index Funds Offer Diversification Benefits

As an index fund, we attempt to replicate the returns of the S&P 500 Index by closely approximating its composition. In our view, one of the greatest benefits of an index fund is that it offers a broadly diversified investment vehicle that can help investors manage risks by limiting the impact on the overall portfolio of unexpected losses in any single industry group or holding.

May 15, 2008

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figure provided reflects the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in effect that may be extended, terminated or modified. Had these expenses not been absorbed, the fund's return would have been lower.*

2 *SOURCE: LIPPER INC. — Reflects reinvestment of dividends daily and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

3 *"Standard & Poor's®," "S&P®," "Standard & Poor's® 500" and "S&P 500®" are trademarks of The McGraw-Hill Companies, Inc., and have been licensed for use by the fund. The fund is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the fund.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus BASIC S&P 500 Stock Index Fund from November 1, 2007 to April 30, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended April 30, 2008

Expenses paid per $1,000†	$ .95
Ending value (after expenses)	$902.90

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended April 30, 2008

Expenses paid per $1,000†	$ 1.01
Ending value (after expenses)	$1,023.87

† *Expenses are equal to the fund's annualized expense ratio of .20%, multiplied by the average account value over the period, multiplied bt 182/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

April 30, 2008 (Unaudited)

Common Stocks–94.8%	Shares	Value ($)
Consumer Discretionary–9.7%		
Abercrombie & Fitch, Cl. A	8,600	639,066
Amazon.com	30,900 a	2,429,667
Apollo Group, Cl. A	13,800 a	702,420
AutoNation	13,800 a,b	220,938
AutoZone	4,400 a	531,300
Bed Bath & Beyond	26,400 a,b	858,000
Best Buy	35,350 b	1,520,757
Big Lots	9,000 a	243,270
Black & Decker	6,250 b	410,187
Brunswick	8,750 b	145,950
Carnival	43,800	1,759,446
CBS, Cl. B	68,300	1,575,681
Centex	12,128 b	252,505
Clear Channel Communications	49,650	1,496,947
Coach	35,300 a	1,255,621
Colgate-Palmolive	51,200	3,619,840
Comcast, Cl. A	302,094 b	6,208,032
D.R. Horton	27,600 b	427,524
Darden Restaurants	14,150	503,457
Dillard's, Cl. A	5,700 b	116,280
DIRECTV Group	71,600 a	1,764,224
E.W. Scripps, Cl. A	8,900 b	399,699
Eastman Kodak	28,750 b	514,338
Expedia	20,700 a,b	522,881
Family Dollar Stores	14,000 b	299,600
Ford Motor	221,411 a,b	1,828,855
Fortune Brands	15,421 b	1,042,768
GameStop, Cl. A	15,900 a	875,136
Gannett	23,150	662,553
Gap	46,450	864,899
General Motors	56,450 b	1,309,640
Genuine Parts	16,700	709,082
Goodyear Tire & Rubber	23,900 a,b	640,042
H & R Block	32,400	708,588
Harley-Davidson	24,050 b	919,912
Harman International Industries	6,000 b	245,220

Common Stocks (continued)	Shares	Value ($)
Consumer Discretionary (continued)		
Hasbro	14,675 b	521,843
Home Depot	169,300	4,875,840
International Game Technology	31,400	1,090,836
Interpublic Group of Cos.	47,000 a,b	425,350
J.C. Penney	22,050	937,125
Johnson & Johnson	284,196	19,066,710
Johnson Controls	59,568	2,100,368
Jones Apparel Group	8,500 b	134,555
KB Home	7,700	173,250
Kohl's	31,300 a,b	1,529,005
Leggett & Platt	17,000 b	282,200
Lennar, Cl. A	13,900	256,038
Limited Brands	31,000 b	574,120
Liz Claiborne	9,900	175,131
Lowe's Cos.	146,700	3,695,373
Macy's	43,160	1,091,516
Marriott International, Cl. A	30,200	1,035,860
Mattel	36,550	685,312
McDonald's	115,500	6,881,490
McGraw-Hill	32,800	1,344,472
Meredith	3,760 b	121,862
New York Times, Cl. A	14,386 b	280,527
Newell Rubbermaid	27,878	572,335
News, Cl. A	230,800	4,131,320
NIKE, Cl. B	38,300 b	2,558,440
Nordstrom	18,000 b	634,680
Office Depot	27,250 a	345,530
OfficeMax	7,514 b	137,281
Omnicom Group	32,600	1,556,324
Polo Ralph Lauren	5,900 b	366,449
Pulte Homes	21,192 b	276,344
RadioShack	13,052 b	181,423
Sears Holdings	7,241 a,b	714,035
Sherwin-Williams	10,400 b	575,328
Snap-On	5,750	341,033
Stanley Works	8,177 b	394,458

Common Stocks (continued)	Shares	Value ($)
Consumer Discretionary (continued)		
Staples	70,500	1,529,850
Starbucks	72,800 a	1,181,544
Starwood Hotels & Resorts Worldwide	18,850	984,159
Target	82,150	4,364,630
Tiffany & Co.	12,700 b	552,958
Time Warner	358,800 b	5,328,180
TJX Cos.	43,550	1,403,181
VF	8,750	650,825
Walt Disney	188,900	6,126,027
Washington Post, Cl. B	580 b	380,248
Wendy's International	8,697	252,213
Whirlpool	7,681 b	559,023
Wyndham Worldwide	17,717 b	380,561
Yum! Brands	47,720 b	1,941,250
		123,922,737
Consumer Staples—9.7%		
Altria Group	211,500	4,230,000
Anheuser-Busch	71,800	3,532,560
Archer-Daniels-Midland	64,535	2,843,412
Avon Products	42,772	1,668,963
Brown-Forman, Cl. B	8,600	584,972
Campbell Soup	22,150	770,820
Clorox	13,850	734,050
Coca-Cola	200,500 b	11,803,435
Coca-Cola Enterprises	28,550	642,375
ConAgra Foods	48,582	1,144,592
Constellation Brands, Cl. A	19,300 a	354,348
Costco Wholesale	43,600	3,106,500
CVS Caremark	143,700	5,801,169
Dean Foods	15,000 b	348,600
Estee Lauder, Cl. A	11,300 b	515,393
General Mills	33,700	2,035,480
H.J. Heinz	31,550	1,483,797
Hershey	16,700 b	624,246
Kellogg	26,350	1,348,330
Kimberly-Clark	42,200	2,700,378

Common Stocks (continued)	Shares	Value ($)
Consumer Staples (continued)		
Kraft Foods, Cl. A	154,170	4,876,397
Kroger	67,900	1,850,275
McCormick & Co.	12,700	479,933
Molson Coors Brewing, Cl. B	13,830 [b]	758,437
Pepsi Bottling Group	13,800	465,198
PepsiCo	160,720	11,014,142
Philip Morris International	211,500 [a]	10,792,845
Procter & Gamble	308,777	20,703,498
Reynolds American	17,100 [b]	920,835
Safeway	44,050	1,391,980
Sara Lee	72,200	1,047,622
SUPERVALU	21,033	696,192
SYSCO	60,608	1,852,787
Tyson Foods, Cl. A	27,300	485,940
UST	15,000 [b]	781,050
Wal-Mart Stores	237,100	13,747,058
Walgreen	99,500	3,467,575
Whole Foods Market	13,900 [b]	453,695
Wm. Wrigley Jr.	21,687	1,651,682
		123,710,561
Energy—13.3%		
Anadarko Petroleum	46,950	3,124,992
Apache	33,426	4,501,814
Baker Hughes	31,070	2,512,942
BJ Services	29,200 [b]	825,484
Cameron International	21,800 [a]	1,073,214
Chesapeake Energy	45,900 [b]	2,373,030
Chevron	208,364	20,034,198
ConocoPhillips	156,681	13,498,068
Consol Energy	18,300	1,481,568
Devon Energy	44,600	5,057,640
El Paso	69,836 [b]	1,196,989
ENSCO International	14,400	917,712
EOG Resources	24,800 [b]	3,235,904
Exxon Mobil	536,756	49,955,881
Halliburton	88,300	4,053,853
Hess	27,950	2,968,290

Common Stocks (continued)	Shares	Value ($)
Energy (continued)		
Marathon Oil	71,170	3,243,217
Murphy Oil	19,000	1,716,460
Nabors Industries	28,200 a,b	1,058,628
National Oilwell Varco	41,400 a	2,833,830
Noble	27,000	1,519,560
Noble Energy	17,100 b	1,487,700
Occidental Petroleum	82,600	6,873,146
Peabody Energy	27,200	1,662,736
Questar	17,200	1,066,916
Rowan Cos.	11,060	431,229
Schlumberger	120,200	12,086,110
Smith International	20,000	1,530,200
Spectra Energy	63,490	1,568,203
Sunoco	11,736	544,668
Tesoro	13,700	344,418
Transocean	31,895 a	4,703,237
Valero Energy	53,600	2,618,360
Weatherford International	34,000 a,b	2,742,780
Williams	59,200	2,101,600
XTO Energy	51,157	3,164,572
		170,109,149
Financial−16.2%		
ACE	33,100	1,995,599
Aflac	47,600	3,173,492
Allstate	56,250	2,832,750
Ambac Financial Group	28,600	132,418
American Capital Strategies	19,600 b	622,300
American Express	116,000	5,570,320
American International Group	253,096	11,693,035
Ameriprise Financial	23,080	1,096,069
AON	30,650	1,391,203
Apartment Investment & Management, Cl. A	9,557 b	353,418
Assurant	9,500	617,500
AvalonBay Communities	7,800 b	778,050
Bank of America	445,684	16,730,977
Bank of New York Mellon	114,534	4,985,665
BB & T	54,800	1,879,092

Common Stocks (continued)	Shares	Value ($)
Financial (continued)		
Bear Stearns Cos.	11,498 b	123,374
Boston Properties	11,900	1,195,831
Capital One Financial	37,400	1,982,200
Charles Schwab	94,250	2,035,800
Chubb	37,100	1,965,187
Cincinnati Financial	16,537	593,678
CIT Group	28,000 b	304,920
Citigroup	522,326	13,199,178
CME Group	5,350	2,447,357
Comerica	15,100	524,423
Countrywide Financial	57,698 b	333,494
Developers Diversified Realty	12,200	523,990
Discover Financial Services	47,630	867,342
E*TRADE FINANCIAL	46,000 a,b	183,080
Equity Residential	27,050	1,123,116
Federal National Mortgage Association	98,150	2,777,645
Federated Investors, Cl. B	8,650	289,602
Fifth Third Bancorp	53,091 b	1,137,740
First Horizon National	18,600 b	200,880
Franklin Resources	15,800	1,503,370
Freddie Mac	64,850	1,615,413
General Growth Properties	26,600 b	1,089,536
Genworth Financial, Cl. A	43,700	1,007,722
Goldman Sachs Group	39,650	7,587,820
Hartford Financial Services Group	31,500	2,245,005
HCP	23,500	838,950
Host Hotels & Resorts	52,100 b	896,120
Hudson City Bancorp	51,900	992,847
Huntington Bancshares	36,476 b	342,510
IntercontinentalExchange	7,000 a	1,086,050
Janus Capital Group	15,300 b	429,318
JPMorgan Chase & Co.	340,748	16,236,642
KeyCorp	40,050	966,406
Kimco Realty	25,200 b	1,005,732
Legg Mason	13,400	807,752
Lehman Brothers Holdings	53,200 b	2,353,568

Common Stocks (continued)	Shares	Value ($)
Financial (continued)		
Leucadia National	16,900 b	865,618
Lincoln National	26,850	1,443,456
Loews	44,100	1,857,051
M & T Bank	7,700 b	717,871
Marsh & McLennan Cos.	52,300	1,442,957
Marshall & Ilsley	26,249	655,700
MBIA	21,100 b	219,440
Merrill Lynch & Co.	97,450 b	4,855,934
MetLife	71,200	4,332,520
MGIC Investment	11,850	154,405
Morgan Stanley	110,860	5,387,796
National City	75,900 b	478,170
Northern Trust	19,250	1,426,618
NYSE Euronext	26,600 b	1,758,260
Plum Creek Timber	17,200 b	702,448
PNC Financial Services Group	34,150	2,368,303
Principal Financial Group	26,050 b	1,397,843
Progressive	68,100 b	1,238,739
ProLogis	25,900 b	1,621,599
Prudential Financial	44,750 b	3,388,023
Public Storage	12,400	1,124,680
Regions Financial	69,302 b	1,519,100
Safeco	9,400	627,356
Simon Property Group	22,250 b	2,221,885
SLM	46,850 a	868,131
Sovereign Bancorp	35,935 b	268,434
State Street	38,900	2,806,246
SunTrust Banks	35,200 b	1,962,400
T. Rowe Price Group	26,300	1,540,128
Torchmark	9,216	596,644
Travelers Cos.	62,227	3,136,241
U.S. Bancorp	173,557	5,881,847
Unum Group	34,772 b	807,058
Vornado Realty Trust	13,400	1,247,406
Wachovia	213,457	6,222,272
Washington Mutual	106,144 b	1,304,510

Common Stocks (continued)	Shares	Value ($)
Financial (continued)		
Wells Fargo & Co.	330,760 b	9,840,110
XL Capital, Cl. A	17,800	621,042
Zions Bancorporation	10,750 b	498,263
		206,071,990
Health Care−9.2%		
Abbott Laboratories	155,050	8,178,887
Aetna	49,908	2,175,989
Allergan	30,600	1,724,922
AmerisourceBergen	16,700	677,185
Amgen	109,166 a	4,570,780
Applera−Applied Biosystems Group	16,800	536,088
Barr Pharmaceuticals	10,700 a	537,461
Baxter International	63,700	3,969,784
Becton, Dickinson & Co.	24,500	2,190,300
Biogen Idec	29,840 a	1,810,990
Boston Scientific	134,803 a	1,796,924
Bristol-Myers Squibb	198,600	4,363,242
C.R. Bard	10,200	960,534
Cardinal Health	36,050	1,877,123
Celgene	43,700 a,b	2,715,518
CIGNA	28,100	1,200,151
Coventry Health Care	15,400 a	688,842
Covidien	50,045	2,336,601
Eli Lilly & Co.	99,250	4,777,895
Express Scripts	25,400 a	1,778,508
Forest Laboratories	31,100 a	1,079,481
Genzyme	26,850 a	1,888,897
Gilead Sciences	93,200 a	4,824,032
Hospira	15,745 a	647,907
Humana	16,850 a	805,262
King Pharmaceuticals	24,350 a,b	228,647
Laboratory Corp. of America Holdings	11,100 a	839,382
McKesson	29,004	1,511,688
Medco Health Solutions	52,538 a	2,602,733
Medtronic	112,700	5,486,236
Merck & Co.	217,250	8,264,190

Common Stocks (continued)	Shares	Value ($)
Health Care (continued)		
Millipore	5,450 a,b	382,045
Mylan	30,100 a,b	396,417
Patterson Cos.	13,000 a,b	444,600
PerkinElmer	11,782	312,930
Pfizer	678,340	13,641,417
Quest Diagnostics	15,600 b	782,808
Schering-Plough	162,600	2,993,466
St. Jude Medical	34,500 a	1,510,410
Stryker	23,900	1,549,437
Tenet Healthcare	47,250 a,b	302,400
Thermo Fisher Scientific	42,100 a	2,436,327
UnitedHealth Group	125,600	4,098,328
Varian Medical Systems	12,500 a	586,000
Waters	10,000 a	614,600
Watson Pharmaceuticals	10,350 a	321,264
WellPoint	54,400 a	2,706,400
Wyeth	134,250	5,970,098
Zimmer Holdings	23,420 a	1,736,827
		117,831,953
Industrial—11.1%		
3M	71,100	5,467,590
Allied Waste Industries	33,600 a	415,296
Avery Dennison	10,592 b	510,428
Boeing	76,744	6,512,496
Burlington Northern Santa Fe	29,717	3,047,478
C.H. Robinson Worldwide	17,200 b	1,078,096
Caterpillar	62,600	5,125,688
CB Richard Ellis Group, Cl. A	17,400 a,b	402,288
Cintas	13,500	399,735
Cooper Industries, Cl. A	17,900	758,781
CSX	40,500	2,549,475
Cummins	20,388	1,277,308
Danaher	25,500 b	1,989,510
Deere & Co.	43,700	3,673,859
Dover	19,300	954,771
Eaton	16,442	1,444,265

Common Stocks (continued)	Shares	Value ($)
Industrial (continued)		
Emerson Electric	79,000	4,128,540
Equifax	13,150 [b]	503,251
Expeditors International Washington	21,200	987,708
FedEx	31,092	2,980,790
Fluor	8,939 [b]	1,366,505
General Dynamics	40,400	3,652,968
General Electric	1,001,850	32,760,495
Goodrich	12,400	845,060
Honeywell International	74,700	4,437,180
Illinois Tool Works	40,200	2,102,058
Ingersoll-Rand, Cl. A	27,200	1,207,136
ITT	18,100	1,158,400
Jacobs Engineering Group	12,200 [a]	1,053,226
L-3 Communications Holdings	12,300	1,370,835
Lockheed Martin	34,350	3,642,474
Manitowoc	12,900	487,878
Masco	36,718 [b]	668,635
Monster Worldwide	12,750 [a,b]	310,207
Norfolk Southern	37,800	2,252,124
Northrop Grumman	33,912	2,494,906
Paccar	36,691	1,736,218
Pall	12,253 [b]	426,037
Parker Hannifin	16,935	1,352,260
Pitney Bowes	21,656	781,998
Precision Castparts	13,800	1,622,328
R.R. Donnelley & Sons	21,400	655,696
Raytheon	42,800	2,737,916
Robert Half International	16,050	380,385
Rockwell Automation	14,900	808,027
Rockwell Collins	16,200	1,022,382
Ryder System	5,750 [b]	393,702
Southwest Airlines	73,193 [b]	969,075
Textron	25,000	1,525,250
Trane	17,450	811,600
Tyco International	48,645	2,276,100
Union Pacific	26,150	3,796,719

Common Stocks (continued)	Shares	Value ($)
Industrial (continued)		
United Parcel Service, Cl. B	103,750	7,512,538
United Technologies	98,556	7,142,353
W.W. Grainger	6,700	580,957
Waste Management	49,742	1,795,686
		142,344,667
Information Technology−15.6%		
Adobe Systems	53,500 a	1,995,015
Advanced Micro Devices	60,200 a,b	358,792
Affiliated Computer Services, Cl. A	10,000 a	529,700
Agilent Technologies	36,608 a	1,105,928
Akamai Technologies	16,600 a,b	593,782
Altera	30,800	655,424
Analog Devices	30,200	972,742
Apple	88,200 a	15,342,390
Applied Materials	135,850	2,534,961
Autodesk	23,000 a	874,000
Automatic Data Processing	52,450	2,318,290
BMC Software	19,550 a	679,558
Broadcom, Cl. A	46,875 a	1,216,875
CA	39,049	864,545
Ciena	8,571 a	289,786
Cisco Systems	598,050 a	15,334,002
Citrix Systems	18,950 a	620,612
Cognizant Technology Solutions, Cl. A	28,900 a	932,025
Computer Sciences	16,350 a	712,696
Compuware	28,550 a	215,267
Convergys	12,950 a	203,574
Corning	158,000	4,220,180
Dell	204,900 a	3,817,287
eBay	111,900 a	3,501,351
Electronic Arts	31,800 a	1,636,746
Electronic Data Systems	51,050	947,488
EMC	210,800 a,b	3,246,320
Fidelity National Information Services	17,000	613,020
Fiserv	16,450 a	831,547
Google, Cl. A	23,300 a	13,380,957

Common Stocks (continued)	Shares	Value ($)
Information Technology (continued)		
Hewlett-Packard	247,365	11,465,368
IAC/InterActiveCorp	18,400 a	382,904
IMS Health	19,300	477,675
Intel	580,700	12,926,382
International Business Machines	138,900	16,765,230
Intuit	33,200 a	895,404
Jabil Circuit	20,700	225,216
JDS Uniphase	21,862 a,b	312,845
Juniper Networks	52,500 a	1,450,050
KLA-Tencor	18,200 b	794,976
Lexmark International, Cl. A	9,400 a	295,066
Linear Technology	22,300 b	779,608
LSI	70,332 a,b	436,058
MEMC Electronic Materials	22,800 a	1,435,716
Microchip Technology	18,800 b	690,900
Micron Technology	75,750 a,b	584,790
Microsoft	803,050	22,902,986
Molex	14,125	400,867
Moody's	20,600 b	761,376
Motorola	227,706	2,267,952
National Semiconductor	23,400	477,126
NetApp	34,350 a,b	831,270
Novell	34,900 a	219,172
Novellus Systems	10,250 a	224,065
NVIDIA	55,350 a	1,137,443
Oracle	396,850 a	8,274,322
Paychex	32,475 b	1,181,116
QLogic	13,600 a	217,056
QUALCOMM	161,800	6,988,142
SanDisk	22,700 a	614,943
Sun Microsystems	79,550 a	1,245,753
Symantec	84,966 a	1,463,115
Tellabs	43,750 a	225,750
Teradata	18,000 a	383,220
Teradyne	17,350 a	230,582
Terex	10,200 a,b	710,736

Common Stocks (continued)	Shares	Value ($)
Information Technology (continued)		
Texas Instruments	133,100	3,881,196
Total System Services	19,700	468,860
Tyco Electronics	49,545	1,853,478
Unisys	34,700 [a]	144,352
VeriSign	21,400 [a,b]	771,470
Viacom, Cl. B	64,300 [a]	2,471,692
Western Union	74,872	1,722,056
Xerox	92,098	1,286,609
Xilinx	29,300 [b]	725,761
Yahoo!	134,200 [a,b]	3,678,422
		198,223,936
Materials−3.4%		
Air Products & Chemicals	21,450	2,111,323
Alcoa	81,738	2,842,848
Allegheny Technologies	10,233	704,337
Ashland	5,600	296,912
Ball	10,000	537,800
Bemis	10,000	263,000
Dow Chemical	94,113	3,778,637
E.I. du Pont de Nemours & Co.	90,194	4,411,389
Eastman Chemical	8,026 [b]	589,911
Ecolab	17,450	802,002
Freeport-McMoRan Copper & Gold	38,378	4,365,498
Hercules	11,550	217,140
International Flavors & Fragrances	8,100	369,441
International Paper	42,638	1,115,836
MeadWestvaco	17,446	458,830
Monsanto	54,976	6,268,364
Newmont Mining	45,524	2,012,616
Nucor	28,900	2,181,950
Pactiv	13,050 [a]	310,459
PPG Industries	16,321	1,001,620
Praxair	31,500	2,876,265
Rohm & Haas	12,455 [b]	665,720
Sealed Air	16,062 [b]	406,208
Sigma-Aldrich	13,000	741,260

Common Stocks (continued)	Shares	Value ($)
Materials (continued)		
Titanium Metals	9,900 [b]	150,876
United States Steel	11,850	1,824,307
Vulcan Materials	10,750 [b]	739,815
Weyerhaeuser	20,900	1,335,092
		43,379,456
Telecommunication Services−3.2%		
American Tower, Cl. A	40,600 [a]	1,762,852
AT & T	605,531	23,440,105
CenturyTel	11,000 [b]	356,950
Citizens Communications	32,700	350,544
Embarq	15,260	634,358
Qwest Communications International	156,474 [b]	807,406
Sprint Nextel	285,803	2,283,566
Verizon Communications	288,092	11,085,780
Windstream	45,500 [b]	534,170
		41,255,731
Utilities−3.4%		
AES	66,700 [a]	1,157,912
Allegheny Energy	16,600	893,080
Ameren	20,750 [b]	941,220
American Electric Power	40,190	1,793,680
CenterPoint Energy	32,844 [b]	499,886
CMS Energy	22,450	327,321
Consolidated Edison	27,100 [b]	1,127,360
Constellation Energy Group	18,050	1,527,932
Dominion Resources	57,668 [b]	2,502,215
DTE Energy	16,300	657,053
Duke Energy	126,680	2,319,511
Dynergy, Cl. A	49,392 [a,b]	425,759
Edison International	32,500	1,695,525
Entergy	19,150	2,199,569
Exelon	66,374	5,673,650
FirstEnergy	30,631	2,316,929
FPL Group	40,900	2,711,261

Common Stocks (continued)	Shares	Value ($)
Utilities (continued)		
Integrys Energy	7,646	366,167
Nicor	4,450 [b]	156,284
NiSource	27,350 [b]	489,565
Pepco Holdings	20,000	498,200
PG & E	35,700	1,428,000
Pinnacle West Capital	10,000	339,400
PPL	37,500	1,800,750
Progress Energy	26,124	1,096,947
Public Service Enterprise Group	51,000	2,239,410
Range Resources	14,900	989,062
Sempra Energy	26,242	1,487,134
Southern	76,750 [b]	2,857,402
TECO Energy	21,000	336,210
Xcel Energy	43,080	896,064
		43,750,458
Total Common Stocks		
(cost $970,756,423)		**1,210,600,638**

Short-Term Investments−.3%	Principal Amount ($)	Value ($)
U.S. Treasury Bills:		
1.41%, 6/12/08	1,600,000 [c]	1,597,658
2.01%, 5/29/08	1,400,000 [c]	1,398,769
2.12%, 5/22/08	500,000 [c]	499,695
2.13%, 5/8/08	100,000 [c]	99,986
2.17%, 5/15/08	200,000 [c]	199,925
Total Short-Term Investments		
(cost $3,794,351)		**3,796,033**

Other Investment−4.6%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $58,850,000)	58,850,000 [d]	**58,850,000**

Investment of Cash Collateral for Securities Loaned—7.2%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $91,319,231)	91,319,231 ᵈ	**91,319,231**
Total Investments (cost $1,124,720,005)	**106.9%**	**1,364,565,902**
Liabilities, Less Cash and Receivables	**(6.9%)**	**(87,888,032)**
Net Assets	**100.0%**	**1,276,677,870**

ᵃ *Non-income producing security.*
ᵇ *All or a portion of these securities are on loan. At April 30, 2008, the total market value of the fund's securities on loan is $87,676,629 and the total market value of the collateral held by the fund is $91,965,507, consisting of cash collateral of $91,319,231 and U.S. Government and agencies securities valued at $646,276.*
ᶜ *All or partially held by a broker as collateral for open financial futures positions.*
ᵈ *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
Financial	16.2	Consumer Staples	9.7
Information Technology	15.6	Health Care	9.2
Energy	13.3	Materials	3.4
Short-Term/		Utilities	3.4
Money Market Investments	12.1	Telecommunication Services	3.2
Industrial	11.1		
Consumer Discretionary	9.7		**106.9**

† *Based on net assets.*
See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

April 30, 2008 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation at 4/30/2008 ($)
Financial Futures Long				
Standard & Poor's 500 E-mini	925	64,102,500	June 2008	**4,325,140**

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
April 30, 2008 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $87,676,629)–Note 1(b):		
Unaffiliated issuers	974,550,774	1,214,396,671
Affiliated issuers	150,169,231	150,169,231
Cash		519,581
Receivable for shares of Capital Stock subscribed		2,504,917
Dividends and interest receivable		1,300,344
		1,368,890,744
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(a)		206,890
Liability for securities on loan–Note 1(b)		91,319,231
Payable for shares of Capital Stock redeemed		294,139
Payable for future variation margin–Note 4		245,125
Payable for investment securities purchased		146,368
Interest payable		1,121
		92,212,874
Net Assets ($)		**1,276,677,870**
Composition of Net Assets ($):		
Paid-in capital		936,756,423
Accumulated undistributed investment income–net		7,519,866
Accumulated net realized gain (loss) on investments		88,230,544
Accumulated net unrealized appreciation (depreciation) on investments (including $4,325,140 net unrealized appreciation on financial futures)		244,171,037
Net Assets ($)		**1,276,677,870**
Shares Outstanding		
(150 million shares of $.001 par value Capital Stock authorized)		44,208,749
Net Asset Value, offering and redemption price per share ($)		**28.88**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended April 30, 2008 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends	
Unaffiliated issuers	13,863,040
Affiliated issuers	618,011
Interest	44,743
Income from securities lending	214,183
Total Income	**14,739,977**
Expenses:	
Management fee–Note 3(a)	1,331,036
Directors' fees–Note 3(a)	46,345
Loan commitment fees–Note 2	2,571
Interest expense–Note 2	1,121
Total Expenses	**1,381,073**
Less–Directors' fees reimbursed	
by the Manager–Note 3(a)	(46,345)
Net Expenses	**1,334,728**
Investment Income–Net	**13,405,249**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	138,941,359
Net realized gain (loss) on financial futures	(5,118,274)
Net Realized Gain (Loss)	**133,823,085**
Net unrealized appreciation (depreciation) on investments (including	
$3,464,565 net unrealized appreciation on financial futures)	(300,923,483)
Net Realized and Unrealized Gain (Loss) on Investments	**(167,100,398)**
Net (Decrease) in Net Assets Resulting from Operations	**(153,695,149)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended April 30, 2008 (Unaudited)	Year Ended October 31, 2007
Operations ($):		
Investment income–net	13,405,249	28,558,838
Net realized gain (loss) on investments	133,823,085	50,750,743
Net unrealized appreciation (depreciation) on investments	(300,923,483)	129,795,092
Net Increase (Decrease) in Net Assets Resulting from Operations	**(153,695,149)**	**209,104,673**
Dividends to Shareholders from ($):		
Investment income–net	**(14,900,600)**	**(26,858,395)**
Capital Stock Transactions ($):		
Net proceeds from shares sold	108,225,191	374,141,916
Dividends reinvested	12,028,537	21,910,104
Cost of shares redeemed	(339,407,786)	(369,357,604)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(219,154,058)**	**26,694,416**
Total Increase (Decrease) in Net Assets	**(387,749,807)**	**208,940,694**
Net Assets ($):		
Beginning of Period	1,664,427,677	1,455,486,983
End of Period	**1,276,677,870**	**1,664,427,677**
Undistributed investment income–net	7,519,866	9,015,217
Capital Share Transactions (Shares):		
Shares sold	3,749,352	12,320,080
Shares issued for dividends reinvested	388,561	733,321
Shares redeemed	(11,465,582)	(12,171,977)
Net Increase (Decrease) in Shares Outstanding	**(7,327,669)**	**881,424**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended April 30, 2008 (Unaudited)	Year Ended October 31,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	32.30	28.73	25.18	23.66	21.99	18.51
Investment Operations:						
Investment income–net[a]	.29	.55	.47	.48	.35	.31
Net realized and unrealized gain (loss) on investments	(3.41)	3.54	3.54	1.52	1.65	3.45
Total from Investment Operations	(3.12)	4.09	4.01	2.00	2.00	3.76
Distributions:						
Dividends from investment income–net	(.30)	(.52)	(.46)	(.48)	(.33)	(.28)
Net asset value, end of period	28.88	32.30	28.73	25.18	23.66	21.99
Total Return (%)	(9.71)[b]	14.41	16.13	8.48	9.19	20.56
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.21[c]	.21	.20	.20	.20	.20
Ratio of net expenses to average net assets	.20[c]	.20	.20	.20	.20	.20
Ratio of net investment income to average net assets	2.01[c]	1.82	1.77	1.91	1.51	1.59
Portfolio Turnover Rate	1.85[b]	8.00	5.12	9.01	4.21	8.01
Net Assets, end of period ($ x 1,000)	1,276,678	1,664,428	1,455,487	1,433,403	1,338,323	1,331,547

[a] *Based on average shares outsranding at each month end.*
[b] *Not annualized.*
[c] *Annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus BASIC S&P 500 Stock Index Fund (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering fourteen series including the fund. The fund's investment objective is to replicate the total return of the Standard & Poor's 500 Composite Stock Price Index primarily through investments in equity securities. The Dreyfus Corporation (the "Manager" or "Dreyfus"), a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), serves as investment adviser. MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange, are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADRs and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments is recognized on the accrual basis.

Pursuant to a securities lending agreement with Mellon Bank, N.A. ("Mellon Bank"), a subsidiary of BNY Mellon and a Dreyfus affiliate, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. It is the fund's policy that collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Collateral is either in the form of cash, which can be invested in certain money market mutual funds managed by Dreyfus, U.S. Government and Agency securities or Letters of Credit. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ended April 30, 2008, Mellon Bank earned $91,793, pursuant to the securities lending agreement.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid on a quarterly basis. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended April 30, 2008.

Each of the tax years in the three-year period ended October 31, 2007, remains subject to examination by the Internal Revenue Service and state taxing authorities.

The fund has an unused capital loss carryover of $19,533,683 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to October 31, 2007. If not applied, the carryover expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal year ended October 31, 2007 and was as follows: ordinary income $26,858,395. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the Facility during the period ended April 30, 2008, was $49,800 with a related weighted average annualized interest rate of 4.52%.

NOTE 3—Investment Management Fee And Other Transactions with Affiliates:

(a) Pursuant to an Investment Management agreement with the Manager, the Manager provides or arranges for one or more third and/or affiliated parties to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of .20% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, commitment fees, fees and expenses of non-interested Directors (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Directors (including counsel fees). Each Director receives $45,000 per year, plus $6,000 for each joint Board meeting of the Company, The Dreyfus/Laurel Tax-Free Municipal Funds, and The Dreyfus/Laurel Funds Trust (collectively, the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. With respect to Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, prior to April 12, 2008 with respect to audit committee meetings, the Chair of the audit committee received $1,350 per meeting. In the event that there is an in-person joint committee meeting or a joint telephone meeting of the Dreyfus/Laurel Funds and Dreyfus High

Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Company directly to the non-interested Directors, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Directors.

The component of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $206,890.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and financial futures, during the period ended April 30, 2008, amounted to $24,689,824 and $288,584,446, respectively.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in the market value of the contract at the close of each day's trading. Typically, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at April 30, 2008, are set forth in the Statement of Financial Futures.

At April 30, 2008, accumulated net unrealized appreciation on investments was $239,845,897 consisting of $372,668,287 gross unrealized appreciation and $132,822,390 gross unrealized depreciation.

At April 30, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purpose (see the Statement of Investments).

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161 "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

NOTE 5—Plan of Reorganization:

At a meeting of the Board of Directors of The Dreyfus/Laurel Funds, Inc. (the "Company") held on February 12-13, 2008, the Board approved, subject to shareholder approval, an Agreement and Plan of Reorganization (the "Agreement") between the Company, on behalf of Dreyfus BASIC S&P 500 Index Fund (the "Acquiring Fund") and BNY Hamilton Funds, Inc., on behalf of BNY Hamilton S&P 500 Index Fund (the "Acquired Fund"). The Agreement provides for the transfer of the Acquired Fund's assets to the Acquiring Fund in a tax-free exchange for shares of the Acquiring Fund and the assumption by the Acquiring Fund of the Acquired Fund's stated liabilities, the distribution of shares of the Acquiring Fund to the Acquired Fund's shareholders and the subsequent termination of the Acquired Fund (the "Reorganization"). Holders of Acquired Fund shares as of May 2, 2008 have been asked to approve the Agreement on behalf of the Acquired Fund at a Special Meeting of Shareholders to be held on July 16, 2008. If approved by shareholders of the Acquired Fund, the Reorganization is expected to take place on or about September 12, 2008.

At a meeting of the fund's Board of Directors held on February 12 and 13, 2008, the Board considered the re-approval of the fund's Investment Management Agreement ("Management Agreement"), pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members considered information previously provided to them in a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and representatives of the Manager confirmed that there had been no material changes in this information. The Board also discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the distribution channels for the fund as well as the diversity of distribution among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. The Manager provided the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

<u>Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio.</u> The Board members reviewed the fund's performance and comparisons to a group of retail no-load pure S&P 500(r) index funds (the "Performance Group") and to a larger universe of funds, consisting of all retail and institutional S&P 500 index funds (the "Performance Universe") selected and provided by Lipper, Inc., an independent provider of investment company data. The Board was provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe, as well as the Expense Group and Expense Universe (discussed below). The Board members discussed the results of the comparisons and noted that the fund's total return performance was above the Performance Group and Performance Universe medians for the 1-, 2-, 3-, 4-, 5- and 10-year periods ended December 31, 2007, except the fund's total return performance was equal to the Performance Group median for the 10-year period ended December 31, 2007. The Manager also provided a comparison of the fund's total returns to the returns of the fund's benchmark index for each calendar year since the fund's inception.

The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios of a comparable group of funds (the "Expense Group") and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. Noting the fund's "unitary fee" structure, the Board members noted that the fund's management fee and expense ratio were below their respective Expense Group and Expense Universe medians, except that the management fee was above the Expense Universe median.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies, and included in the same Lipper category as the fund (the "Similar Funds"), and by other accounts managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the fund (the "Similar Accounts"). The Manager's representatives explained the nature of the Similar Accounts and the differences, from the Manager's perspective, in providing services to such Similar Accounts as compared to managing and providing services to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the fees paid in light of the services provided, noting the fund's "unitary fee" structure. The Board members considered the relevance of the fee information provided for the Similar Funds and the Similar Accounts to evaluate the appropriateness and reasonableness of the fund's management fee. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board previously had been provided with information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board also was informed that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, including the recent decline in assets, and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within range determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided by the Manager.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by the Manager are adequate and appropriate.

- The Board was satisfied with the fund's performance.

- The Board concluded that the fee paid by the fund to the Manager was reasonable in light of the services provided, comparative performance, expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders and that the Management Agreement would be renewed through April 4, 2009.

NOTES

For More Information

Dreyfus BASIC
S&P 500 Stock Index Fund
200 Park Avenue
New York, NY 10166

Manager
The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian
Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent &
Dividend Disbursing Agent
Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor
MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbol: DSPIX

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0713SA0408

Dreyfus
U.S. Treasury
Reserves

SEMIANNUAL REPORT April 30, 2008





BNY MELLON
ASSET MANAGEMENT

Dreyfus

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus U.S. Treasury Reserves, covering the six-month period from November 1, 2007, through April 30, 2008.

Although the U.S. economy has teetered on the brink of recession and the financial markets encountered heightened volatility due to an ongoing credit crisis, we recently have seen signs of potential improvement. Throughout the reporting period, the money markets have seen record inflows of capital from institutions and individual investors seeking safe havens from market fluctuations. The Federal Reserve Board's aggressive easing of monetary policy and innovative measures to inject liquidity into the banking system appear to have reassured many investors. And yet, despite the Fed's aggressive rate cutting campaign which has resulted in lower yields for money market instruments, assets continue to flow into the money-market industry.

While some uncertainty remains, volatility in the stock and bond markets has created some attractive values for long-term investors in a number of asset classes. Your financial advisor can help you assess current risks and take advantage of these opportunities while maintaining a suitable "liquid asset" allocation within your individual portfolio.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
May 15, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of November 1, 2007, through April 30, 2008, as provided by Patricia A. Larkin, Senior Portfolio Manager

Fund and Market Performance Overview

For the six-month period ended April 30, 2008, Dreyfus U.S. Treasury Reserve's Investor shares produced an annualized yield of 2.25%, and Class R shares produced an annualized yield of 2.45%. Taking into account the effects of compounding, the fund's Investor shares and Class R shares also produced annualized effective yields of 2.28% and 2.48%, respectively.[1]

Money market yields declined over much of the reporting period as the Federal Reserve Board (the "Fed") reduced short-term interest rates in an attempt to stimulate U.S. economic growth.

The Fund's Investment Approach

The fund seeks a high level of current income consistent with stability of principal. As a U.S. Treasury money market fund, we attempt to provide shareholders with an investment vehicle that is made up of Treasury bills and notes with remaining maturities of 13 months or less issued by the U.S. government as well as repurchase agreements with securities dealers, which are backed by U.S. Treasuries. To pursue its goal, the fund invests exclusively in direct obligations of the U.S. Treasury and in repurchase agreements secured by these obligations.

The Fed Addressed an Economic Slump and Credit Crisis

Turmoil in the sub-prime mortgage market, slumping U.S. housing markets and resurgent energy prices already had led to economic concerns by the start of the reporting period. Over the previous summer, these factors caused investors to reassess their previously generous attitudes toward risk, sparking sharp declines among stocks and higher yielding bonds.

The resulting tightness in credit markets and reports of heavy sub-prime related losses among commercial and investment banks prompted the Fed to intervene by reducing short-term interest rates. As a result, the reporting period began with an overnight federal funds rate of 4.5%, down from 5.25% just two months earlier.

The economy continued to show signs of weakness in November, when it was announced that sales of existing homes had fallen sharply, and fixed-income markets encountered heightened volatility that sent prices of higher yielding bonds sharply lower. The Fed again reduced the federal funds rate by 25 basis points in December — to 4.25% — but investors appeared to be disappointed that the reduction was not larger. 2007 ended with an annualized economic growth rate of just 0.6% in the fourth quarter and 2.2% for the year overall.

January 2008 saw more disappointing economic news, including the first monthly job losses in more than four years. Congress passed legislation to stimulate the economy, and the Fed reduced the federal funds rate by 125 basis points to 3% in two separate moves during the latter part of January. However, more job losses were reported in February, and pressures on U.S. financial institutions remained intense from additional sub-prime related losses, deleveraging of institutional investment portfolios and the repricing of real estate.

In March, non-farm payrolls shrank by another 80,000 jobs, marking the third consecutive monthly decline and driving the total number of lost jobs during the first quarter of 2008 to 232,000. The unemployment rate climbed to 5.1% in March from 4.8% in February. The Fed continued to take aggressive policy action during the month, reducing the federal funds rate by another 75 basis points to 2.25%. In addition, the Fed announced an expansion of its Term Securities Lending Facility, making $200 billion of Treasury securities available to Wall Street firms. In an unprecedented move apparently designed to prevent further damage to the U.S. financial system, the Fed allowed borrowers to use certain mortgage-backed securities as collateral for these loans.

More job losses followed in April, but the unemployment rate ticked down to a modest 5%. The Fed continued to reduce the federal funds rate, implementing a cut of 25 basis points that left the overnight rate at 2% by the end of the reporting period. On the other hand, inflationary pressures increased as crude oil approached $120 per barrel, and suppliers attempted to pass along price increases in a variety of products.

Closely Monitoring the Markets for Economic Indicators

While recent evidence suggests that the economy and markets may be stabilizing, whether these signs portend a longer-term, upward trend remains an open question. Recent statements released after the latest FOMC meeting seem to indicate that the trend toward lower interest rates may be over. The Fed and market participants will be closely watching upcoming economic data for signs of economic strength and additional inflation risks. In this environment, we have maintained a balance of overnight Repurchase Agreements and longer-term Treasury bills in order to provide a competitive yield while reducing day-to-day volatility. Of course, we are prepared to adjust our current strategy as deemed appropriate should market conditions change.

May 15, 2008

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

[1] *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus U.S. Treasury Reserves from November 1, 2007 to April 30, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended April 30, 2008

	Investor Shares	Class R Shares
Expenses paid per $1,000†	$ 3.50	$ 2.50
Ending value (after expenses)	$1,011.30	$1,012.30

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended April 30, 2008

	Investor Shares	Class R Shares
Expenses paid per $1,000†	$ 3.52	$ 2.51
Ending value (after expenses)	$1,021.38	$1,022.38

† *Expenses are equal to the fund's annualized expense ratio of .70% for Investor shares and .50% for Class R shares; multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

April 30, 2008 (Unaudited)

U.S. Treasury Bills−26.4%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
7/24/08	2.47	50,000,000	49,715,334
9/4/08	1.29	75,000,000	74,664,000
9/25/08	1.44	10,000,000	9,941,608
Total U.S. Treasury Bills (cost $134,320,942)			**134,320,942**

Repurchase Agreements−73.7%			
Citigroup Global Markets Holdings Inc. dated 4/30/08, due 5/1/08 in the amount of $93,004,908 (fully collateralized by $73,758,000 U.S. Treasury Bonds, 6.75%, due 8/15/26, value $94,860,014)	1.90	93,000,000	93,000,000
Goldman, Sachs & Co. dated 4/30/08, due 5/1/08 in the amount of $95,905,061 (fully collateralized by $94,228,500 U.S. Treasury Notes, 4.75%-6%, due 12/31/08-8/15/09, value $97,818,046)	1.90	95,900,000	95,900,000
Greenwich Capital Markets dated 4/30/08, due 5/1/08 in the amount of $93,004,908 (fully collateralized by $94,820,000 U.S. Treasury Notes, 3.125%, due 4/30/13, value $94,864,558)	1.90	93,000,000	93,000,000

Repurchase Agreements (continued)	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
J.P. Morgan Chase & Co. dated 4/30/08, due 5/1/08 in the amount of $92,004,932 (fully collateralized by $11,865,000 U.S. Treasury Bonds, 4.75%, due 8/15/17, value $12,849,642 and $76,924,000 U.S. Treasury Notes, 12%, due 8/15/17, value $80,995,220)	1.93	92,000,000	92,000,000
Total Repurchase Agreements (cost $373,900,000)			**373,900,000**
Total Investments (cost $508,220,942)		**100.1%**	**508,220,942**
Liabilities, Less Cash and Receivables		**(.1%)**	**(295,316)**
Net Assets		**100.0%**	**507,925,626**

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Repurchase Agreements	73.7	U.S. Treasury Bills	26.4
			100.1

† *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

April 30, 2008 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including Repurchase Agreements of $373,900,000)–Note 1(b)	508,220,942	508,220,942
Cash		225,930
Interest receivable		19,810
		508,466,682
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		161,458
Dividend payable		379,358
Payable for shares of Capital Stock redeemed		240
		541,056
Net Assets ($)		**507,925,626**
Composition of Net Assets ($):		
Paid-in capital		507,925,626
Net Assets ($)		**507,925,626**

Net Asset Value Per Share	Investor Shares	Class R Shares
Net Assets ($)	135,882,757	372,042,869
Shares Outstanding	135,882,709	372,042,917
Net Asset Value Per Share ($)	**1.00**	**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended April 30, 2008 (Unaudited)

Investment Income ($):	
Interest Income	**3,237,636**
Expenses:	
Management fee–Note 3(a)	580,328
Distribution fees (Investor Shares)–Note 3(b)	122,594
Director fees–Note 3(a)	18,465
Total Expenses	**721,387**
Less–Director fees reimbursed by the Manager–Note 3(a)	(18,465)
Net Expenses	**702,922**
Investment Income–Net, representing net increase in net assets resulting from operations	**2,534,714**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended April 30, 2008 (Unaudited)	Year Ended October 31, 2007
Operations ($):		
Investment Income—net, representing net increase in net assets resulting from operations	**2,534,714**	**5,706,123**
Dividends to Shareholders from ($):		
Investment income—net:		
Investors shares	(1,339,109)	(4,318,586)
Class R shares	(1,195,605)	(1,387,537)
Total Dividends	**(2,534,714)**	**(5,706,123)**
Capital Stock Transactions ($1.00 per share):		
Net proceeds from shares sold:		
Investors shares	101,382,919	149,224,575
Class R shares	467,424,520	187,470,868
Dividends reinvested:		
Investors shares	1,306,094	4,199,556
Class R shares	155,887	546,823
Cost of shares redeemed:		
Investors shares	(74,957,457)	(138,364,250)
Class R shares	(159,478,702)	(141,716,881)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**335,833,261**	**61,360,691**
Total Increase (Decrease) in Net Assets	**335,833,261**	**61,360,691**
Net Assets ($):		
Beginning of Period	172,092,365	110,731,674
End of Period	**507,925,626**	**172,092,365**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Investor Shares	Six Months Ended April 30, 2008 (Unaudited)	Year Ended October 31,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income−net	.011	.043	.039	.020	.004	.005
Distributions:						
Dividends from investment income−net	(.011)	(.043)	(.039)	(.020)	(.004)	(.005)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	2.27[a]	4.41	3.96	2.03	.42	.51
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.71[a]	.71	.70	.70	.70	.70
Ratio of net expenses to average net assets	.70[a]	.70	.70	.70	.70	.70
Ratio of net investment income to average net assets	2.18[a]	4.31	3.89	2.01	.42	.51
Net Assets, end of period ($ x 1,000)	135,883	108,151	93,091	93,973	77,043	91,987

[a]   Annualized.
See notes to financial statements.

	Six Months Ended April 30, 2008	Year Ended October 31,				
Class R Shares	(Unaudited)	2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income−net	.012	.045	.041	.022	.006	.007
Distributions:						
Dividends from investment income−net	(.012)	(.045)	(.041)	(.022)	(.006)	(.007)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	2.47[a]	4.62	4.17	2.23	.62	.72
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.52[a]	.51	.50	.50	.50	.50
Ratio of net expenses to average net assets	.50[a]	.50	.50	.50	.50	.50
Ratio of net investment income to average net assets	2.18[a]	4.40	4.05	2.10	.63	.72
Net Assets, end of period ($ x 1,000)	372,043	63,941	17,640	25,243	82,911	60,297

[a] *Annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus U.S. Treasury Reserves (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering fourteen series including the fund. The fund's investment objective is to seek a high level of current income consistent with stability of principal by investing in direct obligations of U.S. Treasury and repurchase agreements secured by these obligations. The Dreyfus Corporation (the "Manager" or "Dreyfus"), a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), serves as investment advisor.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 1 billion shares of $.001 par value Capital Stock in each of the following classes of shares: Investor and Class R. Investor shares are sold primarily to retail investors and bear a distribution fee. Class R shares are sold primarily to bank trust departments and other financial service providers (including Mellon Bank, N.A. and its affiliates) acting on behalf of customers having a qualified trust or investment account or relationship at such institution, and bear no distribution fee. Each class of shares has identical rights and privileges, except with respect to the distribution fee and voting rights on matters affecting a single class. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

It is the fund's policy to maintain a continuous net asset value per share of $1.00 for the fund; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Directors to represent the fair value of the fund's investments.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Cost of investments represents amortized cost.

The fund may engage in repurchase agreement transactions. Under the terms of a typical repurchase agreement, the fund, through its custodian and sub-custodian, takes possession of an underlying debt obligation subject to an obligation of the seller to repurchase, and the fund to resell, the obligation at an agreed-upon price and time, thereby determining the yield during the fund's holding period. This arrangement results in a fixed rate of return that is not subject to market fluctuations during the fund's holding period. The value of the collateral is at least equal, at all times, to the total amount of the repurchase obligation, including interest. In the event of a counter party default, the fund has the right to use the collateral to offset losses incurred. There is potential loss to the fund in the event the fund is delayed or prevented from exercising its rights to dispose of the collateral securities, including the risk of a possible decline in the value of the underlying securities during the period while the fund seeks to assert its rights. The Manager, acting under the supervision of the Board of Directors, reviews the value of the collateral and the creditworthiness of those banks and dealers with which the fund enters into repurchase agreements to evaluate potential risks.

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161 "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net; such dividends are paid monthly. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gains.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended April 30, 2008.

Each of the tax years in the three-year period ended October 31, 2007, remains subject to examination by the Internal Revenue Service and state taxing authorities.

The tax character of distributions paid to shareholders during the fiscal year ended October 31, 2007 were all ordinary income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At April 30, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended April 30, 2008, the fund did not borrow under the line of credit.

NOTE 3—Investment Management Fee and Other Transactions with Affiliates:

(a) Pursuant to an Investment Management Agreement with the Manager, the Manager provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of .50% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, Rule 12b-1 distribution fees, service fees and expenses, fees and expenses of non-interested Directors (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Directors (including counsel fees). Each Director receives $45,000 per year, plus $6,000 for each joint Board meeting of the Company, The Dreyfus/Laurel Tax-Free Municipal Funds and The Dreyfus/Laurel Funds Trust (collectively, the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. With respect to Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, with respect to audit committee meetings prior to April 12, 2008, the Chair of the audit committee received $1,350 per meeting. In the event that there is an in-person joint committee meeting or a joint telephone meeting of the Dreyfus/Laurel Funds and Dreyfus

High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Company directly to the non-interested Directors, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Directors.

(b) Under the fund's Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Investor shares may pay annually up to .25% (currently limited by the Company's Board of Directors to .20%) of the value of the average daily net assets attributable to its Investor shares to compensate the Distributor for shareholder servicing activities and expenses primarily intended to result in the sale of Investor shares. During the period ended April 30, 2008, Investor shares were charged $122,594 pursuant to the Plan.

Under its terms, the Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of a majority of those Directors who are not "interested persons" of the Company and who have no direct or indirect financial interest in the operation of or in any agreement related to the Plan.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $138,697 and Rule 12b-1 distribution plan fees $22,761.

At a meeting of the fund's Board of Directors held on February 12 and 13, 2008, the Board considered the re-approval of the fund's Investment Management Agreement ("Management Agreement"), pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members considered information previously provided to them in a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and representatives of the Manager confirmed that there had been no material changes in this information. The Board also discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the distribution channels for the fund as well as the diversity of distribution among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. The Manager provided the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio. The Board members reviewed the fund's performance and comparisons to a group of retail, no-load U.S. Treasury money market funds (the "Performance Group") and to a larger universe of funds, consisting of all retail U.S. Treasury money market funds (the "Performance Universe") selected and provided by Lipper, Inc., an independent provider of investment company data. The Board was provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe, as well as the Expense Group and Expense Universe (discussed below). The Board members discussed the results of the comparisons for various periods ended December 31, 2007, and noted that the fund's total return performance was approximately equal to the Performance Group median for each of the periods and that the fund's total return performance was above the Performance Universe median for each of the periods.

The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios of a comparable group of funds (the "Expense Group") and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. The Board members noted that the fund was the only fund in the Expense Group with a "unitary fee" structure. The Board members noted that the fund's management fee was higher than its Expense Group and Expense Universe medians and the fund's expense ratio was lower than its Expense Group median and higher than its Expense Universe median.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies, and included in the same Lipper category as the fund (the "Similar Funds"). They also noted that there were no other accounts managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the fees paid in light of the services provided, noting the fund's "unitary fee" structure. The Board members considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the fund's management fee.

<u>Analysis of Profitability and Economies of Scale.</u> The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board previously had been provided with information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board also was informed that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within range determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided by the Manager.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by the Manager are adequate and appropriate.
- The Board was generally satisfied with the fund's performance.
- The Board concluded that the fee paid by the fund to the Manager was reasonable in light of the services provided, comparative performance, expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.
- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders and that the Management Agreement would be renewed through April 4, 2009.

NOTES

For More Information

**Dreyfus
U.S. Treasury Reserves**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols: Investor: DUIXX   Class R: DUTXX

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund will disclose daily, on www.dreyfus.com, the fund's complete schedule of holdings as of the end of the previous business day. The schedule of holdings will remain on the website until the fund files its Form N-Q or Form N-CSR for the period that includes the date of the posted holdings.

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2007, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0326SA0408

Dreyfus Premier Balanced Fund

SEMIANNUAL REPORT April 30, 2008





BNY MELLON
ASSET MANAGEMENT

Dreyfus

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier Balanced Fund, covering the six-month period from November 1, 2007, through April 30, 2008.

Although the U.S. economy has teetered on the brink of recession and the financial markets encountered heightened volatility due to an ongoing credit crisis over the past six months, we recently have seen signs of potential improvement. The Federal Reserve Board's aggressive easing of monetary policy and innovative measures to inject liquidity into the banking system appear to have reassured many investors. At Dreyfus, we believe that the current economic downturn is likely to be relatively brief by historical standards, but the ensuing recovery may be gradual and prolonged as financial deleveraging and housing price deflation continue to weigh on economic activity.

The implications of our economic outlook for the financial markets generally are positive. Selling pressure among overleveraged investors has created attractive values in a number of fixed-income and equity asset classes. Your financial advisor can help you assess current risks and take advantage of these longer-term opportunities within the context of your overall investment portfolio.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Managers.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
May 15, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of November 1, 2007, through April 30, 2008, as provided by John Jares, David Bowser and Peter Vaream, Portfolio Managers

Fund and Market Performance Overview

For the six-month period ended April 30, 2008, Dreyfus Premier Balanced Fund's Class A shares produced a total return of –7.03%, Class B shares produced a total return of –7.40%, Class C shares produced a total return of –7.44%, Class I shares produced a total return of –6.92% and Class T shares produced a total return of –7.21%.[1] In comparison, the fund's benchmark, a hybrid index composed of 60% Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index") and 40% Lehman Brothers U.S. Aggregate Index ("Lehman Aggregate Index"), provided a total return of –4.15% for the same period. Separately the S&P 500 Index and the Lehman Aggregate Index provided total returns of –9.63% and 4.08%, respectively, for the period.[2]

An economic slowdown and a credit crisis contributed to heightened volatility in stock and bond markets over the reporting period. The fund underperformed its benchmark, primarily due to disappointing results from our equity and fixed-income sector allocation strategies.

On a separate note, effective April 24, 2008, David Bowser and Peter Vaream became co-primary portfolio managers for the fixed-income portion of the fund's portfolio. John Jares remains the primary portfolio manager for the equity portion of the fund's portfolio.

The Fund's Investment Approach

Seeking total return, the fund has a normal allocation of approximately 60% stocks and 40% bonds, corresponding to the fund's benchmark. However, the fund is permitted to invest from 40% to 75% of its total assets in stocks and 25% to 60% in bonds.

In choosing stocks, we use a "growth style" of investing with a consistent, "bottom-up" approach that emphasizes individual stock selection through in-house qualitative and quantitative research.

In choosing bonds, we review economic, market and other factors, leading to valuations by sector, maturity and quality. The fund primarily invests in U.S. government securities, corporate bonds, mortgage-backed and asset-backed securities.

Economic and Credit Concerns Fueled Market Volatility

The credit crisis that began in the sub-prime mortgage market reduced investor interest in a number of asset classes during the reporting period, a development that was exacerbated by recession fears stemming from slower consumer spending, mounting job losses and soaring food and energy prices. Despite aggressive measures by the Federal Reserve Board (the "Fed") in reducing short-term interest rates and injecting liquidity into the banking system, banks remained reluctant to extend credit throughout the reporting period.

Equity Holdings Produced Mixed Results

In this difficult investment environment, relatively weak sector allocations and stock selections in the information technology, energy and industrials sectors weighed on the fund's performance. Microsoft declined due to its unsolicited bid for Yahoo!, while Cisco Systems' share value dropped because of slowing sales. Reduced search volumes weighed heavily on Google, and lower-than-anticipated sales of the iPod digital music player hurt Apple's stock price. Broadcom declined as revenues from its venture into the wireless mobile-phone handset market had not yet offset higher research-and-development costs, and was sold during the reporting period.

Reduced exposure to the energy sector, paired with disappointing investments in weaker-performing diversified oil companies and oil refineries, also detracted from relative performance. Among industrial stocks, General Electric faltered due to the sale of a number of its financial units and slowing sales trends in its medical imaging business.

Despite weak performance by many financial companies, a significantly underweighted allocation and an emphasis on companies with minimal mortgage exposure enabled the fund to outperform in the financials sector. In the consumer discretionary sector, Wal-Mart Stores experienced improved sales trends as cash-strapped consumers sought cheaper goods, Gap benefited from improved business efficiencies, and Coach posted higher earnings than most analysts expected. In the materials area, PotashCorp of Saskatchewan advanced due to increased agricultural demand and positive pricing power.

U.S. Treasuries Boosted Returns from Bonds

Although most sectors of the bond market were hurt by the intensifying credit crisis and economic concerns, a "flight to quality" supported prices of U.S. Treasury securities, enabling bonds to produce competitive absolute returns during the reporting period. However, relatively large allocations to asset-backed securities, commercial mortgages and investment-grade corporate bonds detracted from the fund's performance during the credit crisis, since these holdings did not keep pace with the price appreciation of U.S. Treasuries.

The fund achieved better results from its interest-rate strategies. We emphasized bonds in the five-year maturity range, which benefited from wider yield differences along the market's maturity spectrum. We also moved the fund's average duration from a neutral position to one that was slightly longer than industry averages, which enabled the fund to capture incrementally higher yields.

Preparing for Eventual Recovery

As of the reporting period's end, the U.S. economy remained depressed and credit markets continued to struggle. However, the Fed's aggressive policies appear to have encouraged investors to look forward to better times, fueling spring rebounds in the stock and bond markets.

Therefore, in the fund's stock portfolio, we may look to increase exposure to the financials, consumer discretionary and industrials segments. Among bonds, we have maintained the fund's emphasis on higher yielding bonds in anticipation of an eventual rebound from currently low valuations.

May 15, 2008

[1] *Total return includes reinvestment of dividends and any capital gains paid and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation through April 4, 2009, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *SOURCE: LIPPER, INC. – Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance. The Lehman Brothers U.S. Aggregate Index is a widely accepted, unmanaged total return index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities and asset-backed securities with an average maturity of 1-10 years.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Balanced Fund from November 1, 2007 to April 30, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended April 30, 2008

	Class A	Class B	Class C	Class I	Class T
Expenses paid per $1,000†	$ 5.33	$ 8.91	$ 8.91	$ 4.13	$ 6.47
Ending value (after expenses)	$929.70	$926.00	$925.60	$930.80	$927.90

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended April 30, 2008

	Class A	Class B	Class C	Class I	Class T
Expenses paid per $1,000†	$ 5.57	$ 9.32	$ 9.32	$ 4.32	$ 6.77
Ending value (after expenses)	$1,019.34	$1,015.61	$1,015.61	$1,020.59	$1,018.15

† *Expenses are equal to the fund's annualized expense ratio of 1.11% for Class A, 1.86% for Class B, 1.86% for Class C, .86% for Class I and 1.35% for Class T; multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period).*

Common Stocks–63.5%	Shares	Value ($)
Consumer Discretionary–8.1%		
Amazon.com	4,999 [a]	393,071
Coach	18,381 [a]	653,812
DeVry	12,876	733,932
Discovery Holding, Cl. A	13,107 [a]	303,558
Expedia	18,999 [a]	479,915
Family Dollar Stores	29,496	631,214
Gap	64,588	1,202,629
Home Depot	18,102	521,338
International Game Technology	12,277	426,503
Limited Brands	24,174	447,703
Omnicom Group	12,335	588,873
Starbucks	20,818 [a]	337,876
Walt Disney	13,475	436,994
		7,157,418
Consumer Staples–7.7%		
Avon Products	20,643	805,490
Colgate-Palmolive	2,723	192,516
Dean Foods	33,336	774,729
Estee Lauder, Cl. A	10,663 [b]	486,339
Kraft Foods, Cl. A	24,644	779,490
Philip Morris International	14,209 [a]	725,085
Procter & Gamble	7,756	520,040
Wal-Mart Stores	25,328	1,468,517
Whole Foods Market	29,960 [b]	977,894
		6,730,100
Energy–5.5%		
Chevron	7,180	690,357
Exxon Mobil	19,481	1,813,097
Halliburton	20,735	951,944
Nabors Industries	12,203 [a]	458,101
Ultra Petroleum	10,946 [a]	909,284
		4,822,783
Exchange Traded Funds–.9%		
iShares Russell 1000 Growth Index Fund	4,196	241,102
Standard & Poor's Depository Receipts (Tr. Ser. 1)	4,212 [b]	582,351
		823,453

Common Stocks (continued)	Shares	Value ($)
Financial—4.7%		
Assurant	10,983	713,895
Charles Schwab	50,758	1,096,373
Goldman Sachs Group	1,454	278,252
Janus Capital Group	19,637 [b]	551,014
JPMorgan Chase & Co.	9,968	474,975
Unum Group	44,193	1,025,720
		4,140,229
Health Care—7.9%		
Allergan	10,993	619,675
Gilead Sciences	17,547 [a]	908,233
Hologic	10,040 [a]	293,068
Johnson & Johnson	7,362	493,917
Laboratory Corp. of America Holdings	5,753 [a]	435,042
Medtronic	6,344	308,826
Merck & Co.	13,998	532,484
Pharmaceutical Product Development	29,195	1,209,257
Thermo Fisher Scientific	25,554 [a]	1,478,810
Wyeth	14,634	650,774
		6,930,086
Industrial—4.7%		
Boeing	5,518	468,257
Deere & Co.	5,095	428,337
Dover	13,264	656,170
FedEx	4,221	404,667
General Electric	20,655	675,419
Union Pacific	3,308	480,289
Waste Management	27,072	977,299
		4,090,438
Information Technology—20.9%		
Accenture, Cl. A	12,369	464,456
Adobe Systems	12,554 [a]	468,139
Agilent Technologies	35,903 [a]	1,084,630

Common Stocks (continued)	Shares	Value ($)
Information Technology (continued)		
Akamai Technologies	17,431 a	623,507
Altera	29,947	637,272
Apple	7,744 a	1,347,069
Autodesk	5,820 a	221,160
CA	12,341	273,230
Cisco Systems	44,066 a	1,129,852
Corning	22,564	602,684
eBay	9,734 a	304,577
Electronic Arts	27,796 a	1,430,660
EMC	45,217 a	696,342
Google, Cl. A	2,267 a	1,301,915
Intel	38,489	856,765
Juniper Networks	16,520 a	456,282
KLA-Tencor	8,431	368,266
Marvell Technology Group	26,495 a	343,110
MEMC Electronic Materials	11,260 a	709,042
Microsoft	92,862	2,648,424
NVIDIA	19,101 a	392,526
Oracle	29,853 a	622,435
QUALCOMM	23,770	1,026,626
Visa, Cl. A	1,585	132,268
Yahoo!	10,265 a	281,364
		18,422,601
Materials—2.0%		
Allegheny Technologies	8,317	572,459
Freeport-McMoRan Copper & Gold	5,639	641,436
Monsanto	2,470	281,629
Potash of Saskatchewan	1,274	234,352
		1,729,876
Telecommunication Services—1.1%		
Verizon Communications	24,486	**942,221**
Total Common Stocks		
(cost $52,910,251)		**55,789,205**

Bonds and Notes–35.4%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Aerospace & Defense–.2%				
Northrop Grumman, Gtd. Notes	7.13	2/15/11	75,000	80,019
Raytheon, Sr. Unscd. Notes	5.50	11/15/12	65,000	67,536
				147,555
Asset-Backed Ctfs./ Auto Receivables–1.3%				
AmeriCredit Automobile Receivables Trust, Ser. 2006-BG, Cl. A3	5.21	10/6/11	156,583	152,899
Americredit Prime Automobile Receivables Trust, Ser. 2007-1, Cl. E	6.96	3/8/16	100,000 c	93,875
Capital One Auto Finance Trust, Ser. 2006-C, Cl. A3A	5.07	7/15/11	127,700	124,753
Capital One Auto Finance Trust, Ser. 2007-C, Cl. A3A	5.13	4/16/12	185,000	163,357
Capital One Auto Finance Trust, Ser. 2006-A, Cl. A3	5.33	11/15/10	27,902	27,683
Ford Credit Auto Owner Trust, Ser. 2005-B, Cl. B	4.64	4/15/10	195,000	194,741
Ford Credit Auto Owner Trust, Ser. 2006-C, Cl. C	5.47	9/15/12	100,000	84,131
Ford Credit Auto Owner Trust, Ser. 2007-A, Cl. C	5.80	2/15/13	100,000	85,788
Hyundai Auto Receivables Trust, Ser. 2007-A, Cl. A3A	5.04	1/17/12	55,000	55,198
Wachovia Auto Loan Owner Trust, Ser. 2007-1, Cl. D	5.65	2/20/13	125,000	88,458
WFS Financial Owner Trust, Ser. 2005-2, Cl. B	4.57	11/19/12	105,000	105,649
				1,176,532
Asset-Backed Ctfs./Credit Cards–.2%				
Citibank Credit Card Issuance Trust, Ser. 2006-C4, Cl. C4	2.96	1/9/12	205,000 d	**188,673**
Asset-Backed Ctfs./ Home Equity Loans–.8%				
Ameriquest Mortgage Securities, Ser. 2003-11, Cl. AF6	5.14	1/25/34	175,000 d	161,644
Citicorp Residential Mortgage Securities, Ser. 2006-2, Cl. A2	5.56	9/25/36	225,000 d	220,823

Bonds and Notes (continued)		Coupon Rate (%)	Maturity Date	Principal Amount ($)		Value ($)
Asset-Backed Ctfs./						
Home Equity Loans (continued)						
Citigroup Mortgage Loan Trust, Ser. 2005-WF2, Cl. AF7		5.25	8/25/35	270,000	d	227,566
Morgan Stanley Mortgage Loan Trust, Ser. 2006-15XS, Cl. A6B		5.83	11/25/36	70,000	d	53,510
Sovereign Commercial Mortgage Securities Trust, Ser. 2007-C1, Cl. D		5.84	7/22/30	55,000	c,d	28,762
						692,305
Asset-Backed Ctfs./						
Manufactured Housing−.1%						
Green Tree Financial, Ser. 1994-7, Cl. M1		9.25	3/15/20	76,286		**77,725**
Banks−1.5%						
Bank of America, Jr. Sub. Notes		8.00	12/29/49	155,000	d	157,958
Barclays Bank, Sub. Notes		5.93	9/29/49	100,000	c,d	84,570
Chevy Chase Bank, Sub. Notes		6.88	12/1/13	105,000		98,569
Chuo Mitsui Trust & Banking, Jr. Sub. Notes		5.51	12/29/49	100,000	c,d	87,698
Colonial Bank, Sub. Notes		8.00	3/15/09	40,000		40,637
Glitnir Banki, Sub. Notes		6.69	6/15/16	115,000	c,d	82,798
M&T Bank, Sr. Unscd. Bonds		5.38	5/24/12	105,000		103,367
Marshall & Ilsley, Sr. Unscd. Notes		5.63	8/17/09	180,000		179,931
Royal Bank of Scotland Group, Jr. Sub. Bonds		6.99	10/29/49	110,000	c,d	101,134
Sovereign Bancorp, Sr. Unscd. Notes		4.80	9/1/10	140,000	d	127,770
Sumitomo Mitsui Banking, Sub. Notes	EUR	4.38	7/29/49	50,000	e	63,535
SunTrust Preferred Capital I, Bank Gtd. Notes		5.85	12/31/49	105,000	d	79,861
Wachovia, Notes		5.50	5/1/13	85,000		85,311

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Banks (continued)				
Zions Bancorporation, Sub. Notes	6.00	9/15/15	70,000	63,670
				1,356,809
Chemicals−.3%				
ICI Wilmington, Gtd. Notes	4.38	12/1/08	110,000	110,255
Lubrizol, Gtd. Notes	4.63	10/1/09	145,000	144,704
Rohm & Haas, Sr. Unscd. Notes	5.60	3/15/13	30,000	30,488
				285,447
Commercial & Professional Services−.2%				
ERAC USA Finance, Bonds	5.60	5/1/15	90,000 [c]	80,085
ERAC USA Finance, Gtd. Notes	6.38	10/15/17	90,000 [c]	81,461
ERAC USA Finance, Notes	7.95	12/15/09	50,000 [c]	52,179
				213,725
Commercial Mortgage Pass-Through Ctfs.−1.9%				
Banc of America Commercial Mortgage, Ser. 2002-2, Cl. A3	5.12	7/11/43	40,000	39,906
Bear Stearns Commercial Mortgage Securities, Ser. 2006-PW12, Cl. AAB	5.87	9/11/38	100,000 [d]	99,854
ChaseFlex Trust, Ser. 2006-2, Cl. A1A	5.59	9/25/36	29,651 [d]	29,290
Crown Castle Towers, Ser. 2005-1A, Cl. D	5.61	6/15/35	70,000 [c]	66,167
Crown Castle Towers, Ser. 2006-1A, Cl. D	5.77	11/15/36	85,000 [c]	76,986
Global Signal Trust, Ser. 2006-1, Cl. D	6.05	2/15/36	90,000 [c]	84,920
Global Signal Trust, Ser. 2006-1, Cl. E	6.50	2/15/36	35,000 [c]	32,996
Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. E	3.18	3/6/20	85,000 [c,d]	79,744

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Commercial Mortgage Pass-Through Ctfs. (continued)				
Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. K	3.79	3/6/20	50,000 c,d	40,646

JP Morgan Chase Commercial
  Mortgage Securities,
  Ser. 2004-C1, Cl. A2
	4.30	1/15/38	85,000	83,204

JP Morgan Chase Commercial
  Mortgage Securities,
  Ser. 2005-LDP5, Cl. A2
	5.20	12/15/44	200,000	200,860

LB-UBS Commercial Mortgage Trust, Ser. 2001-C3, Cl. A2	6.37	12/15/28	150,000	155,647
Merrill Lynch Mortgage Trust, Ser. 2005-CIP1, Cl. A2	4.96	7/12/38	145,000	145,146
Merrill Lynch Mortgage Trust, Ser. 2005-CKI1, Cl. A2	5.40	11/12/37	45,000 d	45,335
Morgan Stanley Capital I, Ser. 2006-T21, Cl. A2	5.09	10/12/52	150,000	149,578
SBA CMBS Trust, Ser. 2006-1A, Cl. D	5.85	11/15/36	30,000 c	27,062
TIAA Seasoned Commercial Mortgage Trust, Ser. 2007-C4, Cl. A3	6.10	8/15/39	65,000 d	66,164

WAMU Commercial Mortgage
  Securities Trust,
  Ser. 2003-C1A, Cl. A
	3.83	1/25/35	221,350 c	217,815

				1,641,320
Diversified Financial Services−3.8%				
Ameriprise Financial, Jr. Sub. Notes	7.52	6/1/66	50,000 d	46,248
Amvescap, Gtd. Notes	5.38	2/27/13	50,000	48,402
Boeing Capital, Sr. Unscd. Notes	7.38	9/27/10	160,000	173,704
BTM Curacao Holdings, Bank Gtd. Notes	4.76	7/21/15	225,000 c,d	220,349
Capmark Financial Group, Gtd. Notes	5.88	5/10/12	130,000 c	108,102
Cit Group, Sr. Unscd. Notes	2.75	12/22/08	133,000 d	127,882
Citigroup, Sr. Unscd. Notes	5.50	4/11/13	425,000	428,047

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Diversified Financial Services (continued)				
Credit Suisse Guernsey, Jr. Sub. Notes	5.86	5/29/49	110,000 d	93,260
Credit Suisse USA, Gtd. Notes	5.50	8/16/11	170,000	174,541
Ford Motor Credit, Sr. Unscd. Notes	7.38	10/28/09	195,000	187,776
Fuji JGB Investment, Sub. Bonds	9.87	12/29/49	115,000 c,d	115,316
General Electric Capital, Sr. Unscd. Notes	5.25	10/19/12	180,000	184,457
General Electric Capital, Sr. Unscd. Notes	5.63	5/1/18	45,000	45,546
Goldman Sachs Capital II, Gtd. Bonds	5.79	12/29/49	65,000 d	49,073
HSBC Finance Capital Trust IX, Gtd. Notes	5.91	11/30/35	410,000 d	341,201
Janus Capital Group, Sr. Unscd. Notes	6.25	6/15/12	75,000	74,709
Jefferies Group, Sr. Unscd. Debs.	6.25	1/15/36	130,000	98,505
John Deere Capital, Sr. Unscd. Notes	3.12	9/1/09	90,000 d	89,572
Lehman Brothers Holdings, Sr. Notes	6.00	7/19/12	50,000	50,533
Merrill Lynch & Co., Sr. Unscd. Notes	6.05	8/15/12	100,000	99,801
Merrill Lynch & Co., Sr. Unscd. Notes	6.88	4/25/18	155,000	156,545
Morgan Stanley, Sub. Notes	4.75	4/1/14	155,000	145,634
Morgan Stanley, Sr. Unscd. Notes	6.60	4/1/12	95,000	97,228
SLM, Sr. Unscd. Notes, Ser. A	4.00	1/15/09	170,000	164,273
				3,320,704
Electric Utilities−1.5%				
Cleveland Electric Illumination, Sr. Unscd. Notes	5.70	4/1/17	120,000	115,252

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Electric Utilities (continued)				
Consolidated Edison of NY, Sr. Unscd. Debs., Ser. D	5.30	12/1/16	95,000	94,120
Consumers Energy, First Mortgage Bonds, Ser. O	5.00	2/15/12	235,000	234,862
Energy Future Holdings, Gtd. Notes	10.88	11/1/17	65,000 c	69,550
FPL Group Capital, Gtd. Debs.	5.63	9/1/11	220,000	228,748
National Grid, Sr. Unscd. Notes	6.30	8/1/16	140,000	143,267
Nevada Power, Mortgage Notes, Ser. R	6.75	7/1/37	55,000	54,367
NiSource Finance, Gtd. Notes	5.25	9/15/17	100,000	91,467
Ohio Power, Sr. Unscd. Notes	2.91	4/5/10	170,000 d	164,312
Pacific Gas & Electric, Sr. Unscd. Notes	6.35	2/15/38	50,000	51,940
Sierra Pacific Power, Mortgage Notes, Ser. P	6.75	7/1/37	25,000	24,712
Southern, Sr. Unscd. Notes, Ser. A	5.30	1/15/12	70,000	72,086
				1,344,683
Environmental Control−.3%				
Allied Waste North America, Sr. Scd. Notes, Ser. B	5.75	2/15/11	45,000	44,775
Allied Waste North America, Sr. Scd. Notes	6.38	4/15/11	35,000	35,350
Republic Services, Sr. Unsub. Notes	6.75	8/15/11	85,000	89,408
USA Waste Services, Sr. Unscd. Notes	7.00	7/15/28	50,000	51,000
				220,533
Food & Beverages−.4%				
H.J. Heinz, Sr. Unscd. Notes	6.43	12/1/20	60,000 c	60,742
Kraft Foods, Sr. Unscd. Notes	6.00	2/11/13	20,000	20,653

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Food & Beverages (continued)				
Kraft Foods,				
Sr. Unscd. Notes	6.13	2/1/18	135,000	138,049
Kroger,				
Gtd. Notes	6.15	1/15/20	75,000	78,268
Safeway,				
Sr. Unscd. Notes	6.35	8/15/17	55,000	58,541
				356,253
Foreign/Governmental—.8%				
Banco Nacional de Desenvolvimento Economico e Social,				
Unsub. Notes	5.33	6/16/08	190,000 d	190,475
Export-Import Bank of Korea,				
Unsub. Notes	4.50	8/12/09	175,000	175,850
Republic of Argentina,				
Sr. Unscd. Bonds	3.39	8/3/12	230,000 d	124,603
Republic of Argentina,				
Bonds, Ser. VII	7.00	9/12/13	100,000	79,250
Russian Federation,				
Unsub. Bonds	8.25	3/31/10	95,562 c	100,221
				670,399
Health Care—.4%				
American Home Products,				
Sr. Unscd. Notes	6.95	3/15/11	95,000 d	101,672
Community Health Systems,				
Gtd. Notes	8.88	7/15/15	45,000	47,025
Coventry Health Care,				
Sr. Unscd. Notes	5.88	1/15/12	85,000	82,703
Coventry Health Care,				
Sr. Unscd. Notes	5.95	3/15/17	60,000	55,014
Medco Health Solutions,				
Sr. Unscd. Notes	7.25	8/15/13	50,000	53,024
Wellpoint,				
Sr. Unscd. Notes	5.88	6/15/17	50,000	48,997
				388,435
Lodging & Entertainment—.1%				
MGM Mirage,				
Gtd. Notes	8.38	2/1/11	50,000 b	**50,000**

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Machinery−.1%				
Atlas Copco, Sr. Unscd. Bonds	5.60	5/22/17	45,000 c	**45,201**
Media−1.1%				
British Sky Broadcasting, Gtd. Notes	6.88	2/23/09	320,000	325,804
Comcast, Gtd. Notes	5.50	3/15/11	200,000	201,483
Comcast, Gtd. Notes	6.30	11/15/17	80,000	83,275
News America Holdings, Gtd. Debs.	7.70	10/30/25	130,000	142,988
News America, Gtd. Notes	6.15	3/1/37	85,000	82,591
Time Warner, Gtd. Notes	6.75	4/15/11	145,000	149,008
				985,149
Municipal Obligations−.4%				
California Department of Water Resources, Power Supply Renvue Bonds	5.13	5/1/18	80,000 f	87,467
City of New York, GO, Ser. D	5.38	6/1/32	40,000 f	43,744
City of New York, GO, Ser. J	5.50	6/1/21	15,000 f	16,715
Clark County School District, GO, Ser. F (Insured; FSA)	5.50	6/15/17	20,000 f	21,892
Clark County School District, GO, Ser. F (Insured; FSA)	5.50	6/15/18	15,000 f	16,419
Clark County, GO (Bond Bank) (Insured; MBIA)	5.25	6/1/20	20,000 f	21,936
Cypress-Fairbanks Independent School District, GO, Ser. A (Schoolhouse) (Insured;PSF-GTD)	5.25	2/15/22	15,000 f	15,734
Denver City and County, Excise Tax Revenue (Colorado Convention Center Project) (Insured; PSF-FTD)	5.00	9/1/20	15,000 f	15,939

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Municipal Obligations (continued)				
Los Angeles County Metropolitan Transportation Authority, Proposition A First Tier Senior Sales Tax Revenue (Insured; FSA)	5.00	7/1/31	25,000 [f]	27,052
Los Angeles Unified School District, GO, Ser. A (Insured; MBIA)	5.00	1/1/28	40,000 [f]	43,794
				310,692
Oil & Gas−.2%				
Chesapeake Energy, Gtd. Notes	7.50	6/15/14	20,000	20,850
Hess, Sr. Unscd. Notes	6.65	8/15/11	125,000	132,503
				153,353
Packaging & Containers−.2%				
Ball, Gtd. Notes	6.88	12/15/12	25,000	25,563
Crown Americas, Gtd. Notes	7.63	11/15/13	90,000	94,050
Jefferson Smurfit, Sr. Unscd. Notes	8.25	10/1/12	70,000	64,050
				183,663
Property & Casualty Insurance−.7%				
Ace INA Holdings, Gtd. Notes	5.80	3/15/18	45,000	45,438
Allstate, Jr. Sub. Debs	6.50	5/15/57	40,000 [d]	36,808
Lincoln National, Jr. Sub. Bonds	6.05	4/20/67	185,000 [d]	159,191
MetLife, Sr. Unscd. Notes	5.00	6/15/15	310,000	307,956
Pacific Life Global Funding, Notes	5.15	4/15/13	80,000 [c]	80,163
Willis North America, Gtd. Notes	6.20	3/28/17	25,000	24,440
				653,996

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Real Estate Investment Trusts−1.9%				
Arden Realty, Sr. Unscd. Notes	5.25	3/1/15	125,000	121,172
Avalonbay Communities, Sr. Unscd. Notes	6.63	9/15/11	50,000	51,411
Boston Properties, Sr. Unscd. Notes	5.00	6/1/15	135,000	125,943
Duke Realty, Sr. Notes	5.88	8/15/12	440,000	421,749
ERP Operating, Sr. Unscd. Notes	5.13	3/15/16	80,000	73,469
ERP Operating, Sr. Unscd. Notes	5.38	8/1/16	30,000	27,712
ERP Operating, Sr. Unscd. Notes	5.50	10/1/12	15,000	14,594
Federal Realty Investment Trust, Sr. Unscd. Bonds	5.65	6/1/16	75,000	70,420
Federal Realty Investment Trust, Notes	6.00	7/15/12	25,000	24,928
Healthcare Realty Trust, Sr. Unscd. Notes	5.13	4/1/14	155,000	138,918
Mack-Cali Realty, Sr. Unscd. Notes	5.05	4/15/10	70,000	69,384
Mack-Cali Realty, Notes	5.25	1/15/12	100,000	95,975
Mack-Cali Realty, Sr. Unscd. Notes	5.80	1/15/16	110,000	100,557
National Retail Properties, Sr. Unscd. Notes	6.15	12/15/15	50,000	43,170
Regency Centers, Gtd. Notes	5.25	8/1/15	45,000	40,614
Regency Centers, Gtd. Notes	5.88	6/15/17	15,000	13,466
Simon Property Group, Sr. Unscd. Notes	5.00	3/1/12	175,000	168,277
Simon Property Group, Sr. Unscd. Notes	5.75	5/1/12	8,000	8,072

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Real Estate Investment Trusts (continued)				
WEA Finance, Sr. Notes	7.13	4/15/18	80,000 c	82,928
				1,692,759
Residential Mortgage Pass-Through Ctfs.−1.7%				
CS First Boston Mortgage Securities, Ser. 2005-C3, Cl. A2	4.51	7/15/37	250,000	248,319
First Horizon Alternative Mortgage Securities, Ser. 2004-FA1, Cl. 1A1	6.25	10/25/34	844,488	812,968
IndyMac Index Mortgage Loan Trust, Ser. 2006-AR9, Cl. B2	6.03	6/25/36	24,936 d	7,738
Nomura Asset Acceptance, Ser. 2005-AP2, Cl. A5	4.98	5/25/35	125,000 d	104,520
Nomura Asset Acceptance, Ser. 2005-WF1, Cl. 2A5	5.16	3/25/35	150,000 d	129,716
WaMu Pass-Through Certificates, Ser. 2005-AR4, Cl. A4B	4.67	4/25/35	200,000 d	198,660
				1,501,921
Retail−.3%				
CVS Caremark, Sr. Unscd. Notes	5.75	8/15/11	35,000	36,272
Delhaize Group, Sr. Unsub. Notes	6.50	6/15/17	55,000	58,149
Home Depot, Sr. Unscd. Notes	5.88	12/16/36	100,000	83,862
Lowe's Companies, Sr. Unscd. Notes	5.60	9/15/12	25,000	25,819
Macys Retail Holdings, Gtd. Notes	5.35	3/15/12	25,000	23,316
Macys Retail Holdings, Gtd. Notes	5.90	12/1/16	25,000	21,948
				249,366

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
State/Territory Gen Oblg−.1%				
New York State Urban Development, Personal Income Tax-Ser. C-1, Revenue Bonds	5.00	3/15/33	45,000 f	49,041
New York State Urban Development, Personal Income Tax-Ser. B, Revenue Bonds	5.13	3/15/29	15,000 f	16,431
Wisconsin, GO, Ser. G (Insured; MBIA)	5.00	5/1/15	25,000 f	27,240
				92,712
Steel−.1%				
Steel Dynamics, Sr. Notes	7.38	11/1/12	55,000 c	**56,238**
Telecommunications−.6%				
AT & T, Gtd. Notes	7.30	11/15/11	100,000 d	107,637
KPN, Sr. Unsub. Notes	8.00	10/1/10	20,000	21,390
Qwest, Sr. Unscd. Notes	7.50	10/1/14	73,000	73,730
Qwest, Sr. Unscd. Notes	8.88	3/15/12	10,000 d	10,600
Telefonica Emisiones, Gtd. Notes	5.98	6/20/11	90,000	91,966
Time Warner Cable, Gtd. Notes	5.85	5/1/17	80,000	79,525
Time Warner, Gtd. Notes	5.88	11/15/16	160,000	156,220
				541,068
Textiles & Apparel−.1%				
Mohawk Industries, Sr. Unscd. Notes	5.75	1/15/11	105,000	**104,243**
Transportation−.2%				
Union Pacific, Sr. Unscd. Notes	3.88	2/15/09	200,000	**199,974**

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
U.S. Government Agencies/ Mortgage-Backed—13.2%				
Federal Home Loan Mortgage Corp. :				
5.50%			2,145,000 g	2,158,741
6.00%			1,185,000 g	1,212,218
3.50%, 9/1/10			40,385	40,523
5.50%, 4/1/22			150,413	153,270
6.00%, 9/1/37			829,418	849,399
Federal National Mortgage Association:				
6.50%			1,360,000 g	1,407,388
4.00%, 5/1/10			211,314	214,332
5.00%, 8/1/20–11/1/20			755,777	761,696
5.50%, 4/1/36			1,371,306	1,380,771
6.00%, 5/1/22–10/1/37			1,317,393	1,348,853
Government National Mortgage Association I:				
5.50%, 4/15/33			180,892	183,832
Ser. 2005-90, Cl. A, 3.76%, 9/16/28			197,876	195,764
Ser. 2005-29, Cl. A, 4.02%, 7/16/27			148,647	147,525
Ser. 2006-6, Cl. A, 4.05%, 10/16/23			25,869	25,811
Ser. 2007-52, Cl. A, 4.05%, 10/16/25			112,588	112,095
Ser. 2006-66, Cl. A, 4.09%, 1/16/30			216,141	214,948
Ser. 2006-3, Cl. A, 4.21%, 1/16/28			249,487	248,765
Ser. 2006-5, Cl. A, 4.24%, 7/16/29			180,840	180,310
Ser. 2005-32, Cl. B, 4.39%, 8/16/30			194,388	194,390
Ser. 2005-87, Cl. A, 4.45%, 3/16/25			132,695	132,801
Ser. 2004-39, Cl. LC, 5.50%, 12/20/29			390,000	395,426
				11,558,858
U.S. Government Securities—.7%				
U.S. Treasury Bonds	4.50	2/15/36	106,000 b	106,215
U.S. Treasury Notes	3.63	12/31/12	180,000 b	184,894
U.S. Treasury Notes	4.63	7/31/12	40,000 b	42,681
U.S. Treasury Notes	4.75	8/15/17	85,000 b	91,601

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
U.S. Government Securities (continued)				
U.S. Treasury Notes	5.13	6/30/08	197,000 b	198,308
				623,699
Total Bonds and Notes				
(cost $31,769,694)				**31,083,990**

Short-Term Investments−.1%

			Principal Amount ($)	Value ($)
U.S. Treasury Bills;				
1.28%, 5/15/08				
(cost $99,950)			100,000 h	**99,963**

Options−.1%			Face Amount Covered by Contracts ($)	Value ($)
Call Options				
3-Month USD Libor-BBA,				
Swaption @ 4.74			85,000	5,227
3-Month USD Libor-BBA,				
Swaption @ 4.73			220,000	13,134
3-Month USD Libor-BBA,				
Swaption @ 5.16			320,000	44,992
U.S. Treasury 5-Year Notes,				
May 2008@ 113.5			2,000,000	2,969
Total Options				
(cost $46,617)				**66,322**

Other Investment−6.2%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund		
(cost $5,445,000)	5,445,000 i	**5,445,000**

Investment of Cash Collateral for Securities Loaned—2.8%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $2,473,739)	2,473,739 [i]	**2,473,739**
Total Investments (cost $92,745,251)	**108.1%**	**94,958,219**
Liabilities, Less Cash and Receivables	**(8.1%)**	**(7,116,603)**
Net Assets	**100.0%**	**87,841,616**

[a] *Non-income producing security.*

[b] *All or a portion of these securities are on loan. At April 30, 2008, the total market value of the fund's securities on loan is $2,804,497 and the total market value of the collateral held by the fund is $3,100,985, consisting of cash collateral of $2,473,739 and U.S. Government and agencies securities valued at $627,246.*

[c] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At April 30, 2008, these securities amounted to $2,257,708 or 2.6% of net assets.*

[d] *Variable rate security—interest rate subject to periodic change.*

[e] *Principal amount stated in U.S. Dollars unless otherwise noted.*
EUR—Euro

[f] *These securities are prerefunded; th e date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[g] *Purchased on a forward commitment basis.*

[h] *All or partially held by a broker as collateral for open financial futures positions.*

[i] *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Information Technology	20.9	Financial	4.7
Corporate Bonds	14.6	Industrial	4.7
U.S. Government & Agencies	13.9	Materials	2.0
Short-Term/ Money Market Investments	9.1	Telecommunication Services	1.1
Consumer Discretionary	8.1	Exchange Traded Funds	.9
Health Care	7.9	Foreign/Governmental	.8
Consumer Staples	7.7	State/Government General Obligations	.1
Asset/Mortgage-Backed	6.0	Options	.1
Energy	5.5		**108.1**

† *Based on net assets.*
See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

April 30, 2008 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation (Depreciation) at 4/30/2008 ($)
Financial Futures Short				
U.S. Treasury 30 Year Bonds	8	(935,125)	June 2008	5,838
Financial Futures Long				
Euro-BOBL	11	1,869,603	June 2008	(51,032)
Long GILT	5	1,076,570	June 2008	(24,651)
U.S. Treasury 2 Year Notes	16	3,403,000	June 2008	(18,036)
U.S. Treasury 5 Year Notes	27	3,023,578	June 2008	(36,582)
U.S. Treasury 10 Year Notes	5	579,063	June 2008	(9,636)
				(134,099)

See notes to financial statements.

STATEMENT OF OPTIONS WRITTEN

April 30, 2008 (Unaudited)

	Face Amount Covered by Contracts ($)	Value ($)
Call Options:		
3-Month USD Libor-BBA, Swaption, Apr 2008 @ 3.33	630,000	–
3-Month USD Libor-BBA, Swaption, May 2008@ 4.17	310,000	(286)
3-Month USD Libor-BBA, Swaption, May 2008@ 3.44	630,000	(471)
3-Month USD Libor-BBA, Swaption, May 2008@ 3.95	620,000	(6,840)
Put Options:		
3-Month USD Libor-BBA, Swaption, Apr 2008 @ 3.33	630,000	(15,653)
3-Month USD Libor-BBA, Swaption, May 2008@ 4.17	310,000	(5,535)
3-Month USD Libor-BBA, Swaption, May 2008@ 3.44	630,000	(11,406)
3-Month USD Libor-BBA, Swaption, May 2008@ 3.95 (Premiums received $40,878)	620,000	(3,401) **(43,592)**

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

April 30, 2008 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $2,473,739)–Note 1(c):		
Unaffiliated issuers	84,826,512	87,039,480
Affiliated issuers	7,918,739	7,918,739
Cash denominated in foreign currencies	1	1
Receivable for investment securities sold		723,010
Dividends and interest receivable		301,379
Unrealized appreciation on forward currency exchange contracts–Note 4		18,115
Receivable for futures variation margin–Note 4		11,197
Receivable for shares of Capital Stock subscribed		1,610
		96,013,531
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		85,044
Cash overdraft due to Custodian		268,856
Payable for investment securities purchased		5,233,308
Liability for securities on loan–Note 1(c)		2,473,739
Payable for shares of Capital Stock redeemed		56,981
Outstanding options written, at value (premiums received $40,878)–See Statement of Options Written–Note 4		43,592
Interest payable–Note 2		9,628
Commitment Fees payable–Note 2		450
Unrealized depreciation on forward currency exchange contracts–Note 4		317
		8,171,915
Net Assets ($)		87,841,616
Composition of Net Assets ($):		
Paid-in capital		263,298,965
Accumulated undistributed investment income–net		255,049
Accumulated net realized gain (loss) on investments		(177,806,368)
Accumulated net unrealized appreciation (depreciation) on investments, foreign currency transactions and options transactions (including $134,099 net unrealized depreciation on financial futures)		2,093,970
Net Assets ($)		87,841,616

Net Asset Value Per Share

	Class A	Class B	Class C	Class I	Class T
Net Assets ($)	63,924,277	5,513,736	7,619,990	10,552,009	231,604
Shares Outstanding	4,567,664	395,104	544,239	754,461	16,544
Net Asset Value Per Share ($)	**13.99**	**13.96**	**14.00**	**13.99**	**14.00**

See notes to financial statements.

STATEMENT OF OPERATIONS
Six Months Ended April 30, 2008 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends (net of $666 foreign taxes withheld at source):	
Unaffiliated issuers	379,097
Affiliated issuers	41,233
Interest	867,208
Income from securities lending	15,570
Total Income	**1,303,108**
Expenses:	
Management fee–Note 3(a)	464,903
Distribution and service plan fees–Note 3(b)	156,091
Interest expense–Note 2	4,936
Directors' fees and expenses–Note 3(a)	3,196
Total Expenses	**629,126**
Less–reduction in management fee	
due to undertaking–Note 3(a)	(69,736)
Less–Director fees reimbursed	
by the Manager–Note 3(a)	(3,196)
Net Expenses	**556,194**
Investment Income–Net	**746,914**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	(559,185)
Net realized gain (loss) on options transactions	49,042
Net realized gain (loss) on financial futures	279,078
Net realized gain (loss) on forward currency exchange contracts	11,302
Net realized gain (loss)	**(219,763)**
Net unrealized appreciation (depreciation) on investments	
foreign currency transaction and options transactions (including	
($156,291) net unrealized (depreciation) on financial futures)	(7,936,235)
Net Realized and Unrealized Gain (Loss) on Investments	**(8,155,998)**
Net Decrease in Net Assets Resulting from Operations	**(7,409,084)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended April 30, 2008 (Unaudited)	Year Ended October 31, 2007 [a]
Operations ($):		
Investment income–net	746,914	2,017,306
Net realized gain (loss) on investments	(219,763)	9,644,192
Net unrealized appreciation (depreciation) on investments	(7,936,235)	2,393,059
Net Increase (Decrease) in Net Assets Resulting from Operations	**(7,409,084)**	**14,054,557**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(601,294)	(1,674,010)
Class B shares	(32,841)	(172,320)
Class C shares	(35,924)	(121,088)
Class I shares	(132,729)	(430,033)
Class T shares	(876)	(3,344)
Total Dividends	**(803,664)**	**(2,400,795)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	3,428,290	11,663,677
Class B shares	329,208	454,668
Class C shares	495,835	481,539
Class I shares	2,842,941	7,772,789
Class T shares	129,004	3,835
Dividends reinvested:		
Class A shares	508,759	1,350,065
Class B shares	26,260	139,145
Class C shares	21,409	70,627
Class I shares	86,580	356,700
Class T shares	876	3,344
Cost of shares redeemed:		
Class A shares	(11,477,046)	(26,846,646)
Class B shares	(2,504,950)	(10,318,883)
Class C shares	(921,013)	(2,339,429)
Class I shares	(6,062,651)	(17,877,077)
Class T shares	(16,887)	(94,149)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(13,113,385)**	**(35,179,795)**
Total Increase (Decrease) in Net Assets	**(21,326,133)**	**(23,526,033)**
Net Assets ($):		
Beginning of Period	109,167,749	132,693,782
End of Period	**87,841,616**	**109,167,749**
Undistributed investment income–net	255,049	311,799

	Six Months Ended April 30, 2008 (Unaudited)	Year Ended October 31, 2007[a]
Capital Share Transactions:		
Class A[b]		
Shares sold	242,324	822,354
Shares issued for dividends reinvested	34,213	95,816
Shares redeemed	(807,834)	(1,883,701)
Net Increase (Decrease) in Shares Outstanding	**(531,297)**	**(965,531)**
Class B[b]		
Shares sold	23,331	32,271
Shares issued for dividends reinvested	1,766	9,918
Shares redeemed	(176,587)	(728,633)
Net Increase (Decrease) in Shares Outstanding	**(151,490)**	**(686,444)**
Class C		
Shares sold	34,934	33,474
Shares issued for dividends reinvested	1,437	5,000
Shares redeemed	(65,217)	(163,633)
Net Increase (Decrease) in Shares Outstanding	**(28,846)**	**(125,159)**
Class I		
Shares sold	201,498	550,568
Shares issued for dividends reinvested	5,830	25,544
Shares redeemed	(417,759)	(1,251,603)
Net Increase (Decrease) in Shares Outstanding	**(210,431)**	**(675,491)**
Class T		
Shares sold	9,009	263
Shares issued for dividends reinvested	59	237
Shares redeemed	(1,226)	(6,545)
Net Increase (Decrease) in Shares Outstanding	**7,842**	**(6,045)**

[a] *Effective June 1, 2007, Class R share were redesignated as Class I shares.*

[b] *During the period ended April 30, 2008, 107,166 Class B shares representing $1,528,750 were automatically converted to 107,016 Class A shares and during the period ended October 31, 2007, 473,958 Class B shares representing $6,715,969 were automatically converted to 473,261 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended April 30, 2008 (Unaudited)	Year Ended October 31,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	15.18	13.76	12.58	12.31	11.90	10.73
Investment Operations:						
Investment income−net [a]	.12	.25	.23	.24	.15	.09
Net realized and unrealized gain (loss) on investments	(1.19)	1.46	1.22	.29	.43	1.19
Total from Investment Operations	(1.07)	1.71	1.45	.53	.58	1.28
Distributions:						
Dividends from investment income−net	(.12)	(.29)	(.27)	(.26)	(.17)	(.11)
Net asset value, end of period	13.99	15.18	13.76	12.58	12.31	11.90
Total Return (%) [b]	(7.03)[c]	12.64	11.72	4.36	4.90	12.05
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.27[d]	1.26	1.25	1.25	1.25	1.25
Ratio of net expenses to average net assets	1.11[d]	1.11	1.10	1.12	1.18	1.25
Ratio of net investment income to average net assets	1.69[d]	1.77	1.79	1.88	1.20	.86
Portfolio Turnover Rate	60.19[c]	226.73[e]	229.90[e]	246.46[e]	215.48	305.24
Net Assets, end of period ($ x 1,000)	63,924	77,416	83,422	87,328	98,546	128,519

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
[c] Not annualized.
[d] Annualized.
[e] The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended October 31, 2007, October 31, 2006 and Ocotber 31, 2005 were 162.96%, 121.54% and 197.43% respectively.

See notes to financial statements.

Class B Shares	Six Months Ended April 30, 2008 (Unaudited)	Year Ended October 31,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	15.14	13.72	12.53	12.26	11.85	10.69
Investment Operations:						
Investment income−net a	.07	.14	.13	.14	.05	.01
Net realized and unrealized gain (loss) on investments	(1.19)	1.47	1.23	.30	.44	1.19
Total from Investment Operations	(1.12)	1.61	1.36	.44	.49	1.20
Distributions:						
Dividends from investment income−net	(.06)	(.19)	(.17)	(.17)	(.08)	(.04)
Net asset value, end of period	13.96	15.14	13.72	12.53	12.26	11.85
Total Return (%) b	(7.40)c	11.83	10.93	3.58	4.13	11.21
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	2.02d	2.01	2.00	2.00	2.00	2.00
Ratio of net expenses to average net assets	1.86d	1.86	1.85	1.88	1.93	2.00
Ratio of net investment income to average net assets	.94d	1.04	1.05	1.18	.44	.12
Portfolio Turnover Rate	60.19c	226.73e	229.90e	246.46e	215.48	305.24
Net Assets, end of period ($ x 1,000)	5,514	8,275	16,913	34,655	78,262	103,904

a   Based on average shares outstanding at each month end.
b   Exclusive of sales charge.
c   Not annualized.
d   Annualized.
e   The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended October 31, 2007, October 31, 2006 and Ocotber 31, 2005 were 162.96%, 121.54% and 197.43% respectively.
See notes to financial statements.

Class C Shares	Six Months Ended April 30, 2008 (Unaudited)	Year Ended October 31,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	15.19	13.76	12.58	12.30	11.89	10.73
Investment Operations:						
Investment income−net [a]	.07	.15	.14	.14	.05	.01
Net realized and unrealized gain (loss) on investments	(1.20)	1.47	1.21	.31	.44	1.19
Total from Investment Operations	(1.13)	1.62	1.35	.45	.49	1.20
Distributions:						
Dividends from investment income−net	(.06)	(.19)	(.17)	(.17)	(.08)	(.04)
Net asset value, end of period	14.00	15.19	13.76	12.58	12.30	11.89
Total Return (%) [b]	(7.44)[c]	11.87	10.81	3.57	4.20	11.17
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	2.02[d]	2.01	2.00	2.00	2.00	2.00
Ratio of net expenses to average net assets	1.86[d]	1.86	1.85	1.87	1.93	2.00
Ratio of net investment income to average net assets	.94[d]	1.02	1.04	1.15	.45	.11
Portfolio Turnover Rate	60.19[c]	226.73[e]	229.90[e]	246.46[e]	215.48	305.24
Net Assets, end of period ($ x 1,000)	7,620	8,705	9,609	11,735	16,426	20,370

[a]   *Based on average shares outstanding at each month end.*
[b]   *Exclusive of sales charge.*
[c]   *Not annualized.*
[d]   *Annualized.*
[e]   *The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended October 31, 2007, October 31, 2006 and Ocotber 31, 2005 were 162.96%, 121.54% and 197.43% respectively.*
See notes to financial statements.

Class I Shares	Six Months Ended April 30, 2008 (Unaudited)	2007 [a]	2006	2005	2004	2003
		Year Ended October 31,				
Per Share Data ($):						
Net asset value, beginning of period	15.17	13.74	12.59	12.32	11.91	10.74
Investment Operations:						
Investment income—net [b]	.14	.30	.26	.27	.18	.12
Net realized and unrealized gain (loss) on investments	(1.18)	1.46	1.21	.29	.43	1.19
Total from Investment Operations	(1.04)	1.76	1.47	.56	.61	1.31
Distributions:						
Dividends from investment income—net	(.14)	(.33)	(.32)	(.29)	(.20)	(.14)
Net asset value, end of period	13.99	15.17	13.74	12.59	12.32	11.91
Total Return (%)	(6.92)[c]	13.02	11.93	4.61	5.25	12.19
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.02[d]	1.01	1.00	1.00	1.00	1.00
Ratio of net expenses to average net assets	.86[d]	.85	.85	.87	.93	1.00
Ratio of net investment income to average net assets	1.95[d]	2.08	2.05	2.22	1.46	1.10
Portfolio Turnover Rate	60.19[c]	226.73[e]	229.90[e]	246.46[e]	215.48	305.24
Net Assets, end of period ($ x 1,000)	10,552	14,640	22,547	32,390	54,429	99,620

[a] *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*
[b] *Based on average shares outstanding at each month end.*
[c] *Not annualized.*
[d] *Annualized.*
[e] *The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended October 31, 2007, October 31, 2006 and Ocotber 31, 2005 were 162.96%, 121.54% and 197.43% respectively.*
See notes to financial statements.

Class T Shares	Six Months Ended April 30, 2008 (Unaudited)	Year Ended October 31,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	15.19	13.76	12.57	12.30	11.88	10.72
Investment Operations:						
Investment income−net[a]	.10	.22	.20	.21	.12	.07
Net realized and unrealized gain (loss) on investments	(1.19)	1.47	1.21	.29	.44	1.18
Total from Investment Operations	(1.09)	1.69	1.41	.50	.56	1.25
Distributions:						
Dividends from investment income−net	(.10)	(.26)	(.22)	(.23)	(.14)	(.09)
Net asset value, end of period	14.00	15.19	13.76	12.57	12.30	11.88
Total Return (%)[b]	(7.21)[c]	12.44	11.38	4.10	4.73	11.69
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.51[d]	1.51	1.50	1.50	1.50	1.50
Ratio of net expenses to average net assets	1.35[d]	1.36	1.35	1.37	1.43	1.50
Ratio of net investment income to average net assets	1.42[d]	1.55	1.53	1.66	.95	.62
Portfolio Turnover Rate	60.19[c]	226.73[e]	229.90[e]	246.46[e]	215.48	305.24
Net Assets, end of period ($ x 1,000)	232	132	203	193	249	320

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
[c] Not annualized.
[d] Annualized.
[e] The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended October 31, 2007, October 31, 2006 and Ocotber 31, 2005 were 162.96%, 121.54% and 197.43% respectively.

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Balanced Fund (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering fourteen series, including the fund. The fund's investment objective is to seek total return (consisting of capital appreciation and income). The Dreyfus Corporation (the "Manager" or "Dreyfus"), a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), serves as investment adviser.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 50 million shares of $.001 par value Capital Stock in each of the following classes of shares: Class A, Class B, Class C and Class I and 200 million shares of $.001 par value Capital Stock of Class T shares. Class A, Class B, Class C and Class T shares are sold primarily to retail investors through financial intermediaries and bear a distribution fee and/or service fee. Class A and Class T shares are subject to a contingent deferred sales charge ("CDSC"). Class B shares automatically convert to Class A shares after six years. The fund no longer offers Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class I shares are sold primarily to bank trust departments and other financial services providers (including Mellon Bank, N.A. ("Mellon Bank"), a subsidiary of BNY Mellon and a Dreyfus affiliate) acting on behalf of customers having a qualified or investment account or relationship at such institution, and bear no distribution or service fee. Class I shares are offered without a front-end sales charge or CDSC. Each class of shares has identical rights and privileges, except with respect to distribution and service fees and voting rights on matters affecting single class. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available, are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the portfolio may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADRs and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

Debt securities (excluding short-term investments (other than U.S. Treasury Bills) and financial futures) are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the fund securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Directors. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Board of Directors, or are determined by the fund not to reflect accurately fair value (such as when an event occurs after the close of the exchange on which the security is principally traded and that is determined by the fund to have changed the value of the security), are valued at fair value as determined in good faith under the direction of the Board of Directors. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid and asked price.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Foreign currency transactions: Each portfolio does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in the market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the portfolios' books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis.

Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments is recognized on the accrual basis.

Pursuant to a securities lending agreement with Mellon Bank, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Collateral is either in the form of cash, which can be invested in certain money market mutual funds managed by the Manager, U.S. Government and Agency securities of Letters of Credit. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ended April 30, 2008, Mellon Bank earned $6,673, pursuant to the securities lending agreement.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid on a quarterly basis. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended April 30, 2008.

Each of the tax years in the three-year period ended October 31, 2007, remains subject to examination by the Internal Revenue Service and state taxing authorities.

The fund has an unused capital loss carryover of $177,544,410 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to October 31, 2007. If not applied $61,135,096 of the carryover expires in fiscal 2009, $72,687,006 expires in fiscal 2010 and $43,722,308 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal year ended October 31, 2007 was as follows: ordinary income $2,400,795. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions.

In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowing outstanding under the Facility during the period end April 30, 2008 was approximately $211,500, with a related weighted average annualized interest rate of 4.69%.

NOTE 3—Investment Management Fee And Other Transactions With Affiliates:

(a) Pursuant to an Investment Management Agreement with the Manager, the Manager provides for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of 1% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, commitment fees, Rule 12b-1 distribution fees and expenses, service fees, fees and expenses of non-interested Directors (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Directors (including counsel fees). Each Director receives $45,000 per year, plus $6,000 for each joint Board meeting of the Company, The Dreyfus/Laurel Tax-Free Municipal Funds, and The Dreyfus/Laurel Funds Trust (collectively, the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. With respect to Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, prior to April 12, 2008 with respect to audit committee meetings, the Chair of the audit committee received $1,350 per meeting. In the event that there is an in-person joint committee meeting or a joint telephone meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Company directly to the non-interested Directors, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Directors.

The Manager has agreed from November 1, 2007 through April 4, 2009 to waive receipt of a portion of the fund's management fee, in the amount of .15% of the value of the fund's average daily net assets. The reduction in management fee pursuant to the undertaking, amounted to $69,736 during the period ended April 30, 2008.

During the period ended April 30, 2008, the Distributor retained $3,183 and $5 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $8,470 and $572 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under separate Distribution Plans (the "Plans") adopted pursuant to Rule 12b-1 under the Act, Class A shares may pay annually up to .25% of the value of their average daily net assets to compensate the Distributor for shareholder servicing activities and expenses primarily intended to result in the sale of Class A shares. Class B, Class C and Class T shares may pay the Distributor for distributing their shares at an aggregate annual rate of .75% of the value of the average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. The Distributor may pay one or more agents in respect of advertising, marketing and other distribution services for Class T shares and determines the amounts, if any, to be paid to agents and the basis on which such payments are made. Class B, Class C and Class T shares are also subject to a service plan adopted pursuant to Rule 12b-1 (the "Service Plan"), under which Class B, Class C and Class T shares pay the Distributor for providing certain services to the holders of their shares a fee at the annual rate of .25% of the value of the average daily net assets of Class B, Class C and Class T shares. During the period ended April 30, 2008, Class A, Class B, Class C and Class T shares were charged $84,254, $24,278, $29,241 and $239, respectively, pursuant to their respective Plans. During the period ended April 30, 2008, Class B, Class C and Class T shares were charged $8,093, $9,747 and $239, respectively, pursuant to the Service Plan.

Under its terms, the Plans and Service Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of a majority of those Directors who are not "interested persons" of the Company and who had no direct or indirect financial interest in the operation of or in any agreement related to the Plans or Service Plan.

The components of "Due to The Dreyfus Corporation and affiliates" in the statement of Assets and Liabilities consist of: management fees $71,944, Rule 12b-1 distribution plan fees $21,174 and shareholder services plan fees $2,718, which are offset against an expense reimbursement currently in effect in the amount of $10,792.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities, financial futures, forward currency exchange contracts and options transactions during the period ended April 30, 2008, amounted to $56,295,142 and $68,794,501, respectively.

A mortgage dollar roll transaction involves a sale by the fund of mortgage related securities that it holds with an agreement by the fund to repurchase similar securities at an agreed upon price and date. The securities purchased will bear the same interest rate as those sold, but generally will be collateralized by pools of mortgages with different prepayment histories than those securities sold.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in market value of the contracts at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at April 30, 2008, are set forth in the Statement of Financial Futures.

The fund may purchase and write (sell) put and call options in order to gain exposure to or to protect against changes in the market.

As a writer of call options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument decreases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument increases between those dates.

As a writer of put options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument increases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument decreases between those dates.

The following summarizes the fund's call/put options written for the period ended April 30, 2008:

Options Written:	Face Amount Covered by Contracts ($)	Premiums Received ($)	Options Terminated	
			Cost ($)	Net Realized Gain/(Loss) ($)
Contracts outstanding October 31, 2007	–	–	–	–
Contracts written	7,180,000	69,886	–	–
Contracts terminated:				
Closed	2,500,000	25,265	1,901	23,364
Expired	300,000	3,743	–	3,743
Total contracts terminated	2,800,000	29,008	1,901	27,107
Contracts outstanding April 30, 2008	**4,380,000**	**40,878**	**–**	**–**

The fund enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts, which is typically limited to the unrealized gain on each open contract. The following summarizes open forward currency exchange contracts at April 30, 2008:

Forward Currency Exchange Contracts	Foreign Currency Amounts	Proceeds ($)	Value ($)	Unrealized Appreciation (Depreciation) ($)
Purchases:				
Brazil, expiring 06/18/2008	120,000	67,912	71,254	3,342
Brazil, expiring 06/18/2008	110,000	62,129	65,315	3,186
Brazil, expiring 06/18/2008	50,000	28,305	29,689	1,384
China, expiring 03/26/2009	1,980,000	303,169	304,881	1,712
Sales:				
China, expiring 03/26/2009	1,980,000	312,919	304,881	8,038
Euro, expiring 06/18/2008	10,000	15,262	15,579	(317)
Euro, expiring 06/18/2008	50,000	78,350	77,897	453
				17,798

At April 30, 2008, accumulated net unrealized appreciation on investments was $2,212,968, consisting of $5,357,407 gross unrealized appreciation and $3,144,439 gross unrealized depreciation.

At April 30, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see Statement of Investment).

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161 "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

At a meeting of the fund's Board of Directors held on February 12 and 13, 2008, the Board considered the re-approval the fund's Investment Management Agreement ("Management Agreement"), pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members considered information previously provided to them in a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and representatives of the Manager confirmed that there had been no material changes in this information. The Board also discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the distribution channels for the fund as well as the diversity of distribution among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. The Manager provided the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio. The Board members reviewed the fund's performance and comparisons to a group of retail, front-end load mixed-asset target allocation growth funds (the "Performance Group") and to a larger universe of funds, consisting of all retail and institutional mixed-asset target allocation growth funds (the "Performance Universe") selected and provided by Lipper, Inc., an independent provider of investment company data. The Board was provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe, as well as the Expense Group and Expense Universe (discussed below). The Board members discussed the results of the comparisons for various periods ended December 31, 2007, and noted that the fund's total return performance was at or above the Performance Group and Performance Universe medians for the one- and two-year periods ended December 31, 2007 and below the Performance Group and Performance Universe medians for the three-, four-, five- and ten-year periods ended December 31, 2007. Noting the fund's total return performance for the 1- and 2-year periods ended December 31, 2007, a representative of the Manager reminded the Board of certain investment management changes to the fund, including the appointment of John Jares as primary portfolio manager for the asset allocation and equity portion of the fund, and a change to the fund's investment objective, which became effective on August 1, 2006. The Manager also provided a comparison of the fund's total returns to the returns of the fund's benchmark index for each calendar year for the past ten years.

The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios of a comparable group of funds (the "Expense Group") and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. A representative of the Manager reminded the Board members that the fund's total expense ratio reflected a waiver by the Manager of a portion of its management fee in the amount of

0.15% of the value of the fund's average daily net assets (approximately 15% of the contractual management fee) which continues until April 4, 2008. The Board members noted that the fund was the only fund in the Expense Group with a "unitary fee" structure and that the fund's management fee was above the Expense Group and Expense Universe medians, with and without the waiver. The Board members also noted that the fund's expense ratio was below the Expense Group and Expense Universe medians, with the waiver, and below the Expense Group median and above the Expense Universe median without the waiver. Representatives of the Manager and the Board members agreed that the waiver by the Manager would be extended until April 4, 2009.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies, and included in the same Lipper category as the fund (the "Similar Funds"), and by other accounts managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the fund (the "Similar Accounts"). The Manager's representatives explained the nature of the Similar Accounts and the differences, from the Manager's perspective, in providing services to such Similar Accounts as compared to managing and providing services to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the fees paid in light of the services provided, noting the fund's "unitary fee" structure. The Board members considered the relevance of the fee information provided for the Similar Funds and the Similar Accounts to evaluate the appropriateness and reasonableness of the fund's management fee. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board previously had been provided with information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board also was informed that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, including the recent decline in assets, and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted the Manager's soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within the range determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided by the Manager. The Board members also noted the effect of the Manager's fee waiver agreement on the Manager's profitability.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management

Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations:

- The Board concluded that the nature, extent and quality of the services provided by the Manager are adequate and appropriate.

- While the Board remained concerned about the fund's long-term total return performance, the Board was satisfied with the fund's short-term total return performance and the Manager's efforts to improve performance.

- The Board concluded, taking into account the voluntary fee waiver, that the fee paid by the fund to the Manager was reasonable in light of the considerations described above.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders and that the Management Agreement would be renewed through April 4, 2009.

For More Information

**Dreyfus Premier
Balanced Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols:	Class A: PRBAX	Class B: PRBBX	Class C: DPBCX
	Class I: PDBLX	Class T: DBFTX	

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0342SA0408

Dreyfus Premier Limited Term Income Fund

SEMIANNUAL REPORT April 30, 2008





BNY MELLON
ASSET MANAGEMENT

Dreyfus

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier Limited Term Income Fund, covering the six-month period from November 1, 2007, through April 30, 2008.

Although the U.S. economy has teetered on the brink of recession and the financial markets encountered heightened volatility due to an ongoing credit crisis over the reporting period, we recently have seen signs of potential improvement. The Federal Reserve Board's aggressive easing of monetary policy and innovative measures to inject liquidity into the banking system appear to have reassured many investors. At Dreyfus, we believe that the current economic downturn is likely to be relatively brief by historical standards, but the ensuing recovery may be gradual and prolonged as financial deleveraging and housing price deflation continue to weigh on economic activity.

The implications of our economic outlook for the U.S. Treasury and other bond markets generally are positive. Selling pressure among overleveraged investors has created attractive values in a number of fixed-income asset classes, including some that currently offer highly competitive yields. Your financial advisor can help you assess current risks and take advantage of these longer-term opportunities within the context of your overall investment portfolio.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Managers.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
May 15, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of November 1, 2007, through April 30, 2008, as provided by David Bowser and Peter Vaream, Portfolio Managers

Fund and Market Performance Overview

For the six-month period ended April 30, 2008, Class A, Class B, Class C and Class I shares of Dreyfus Premier Limited Term Income Fund achieved total returns of 0.65%, 0.50%, 0.39% and 0.77%, respectively.[1] In comparison, the fund's benchmark, the Lehman Brothers U.S. Aggregate Index (the "Index"), achieved a total return of 4.08% for the same period.[2]

Although most sectors of the bond market were hurt by an intensifying credit crisis and economic concerns, a "flight to quality" boosted prices of U.S. Treasury securities, enabling the benchmark to produce competitive absolute returns during the reporting period. The fund's returns lagged the benchmark, as its holdings in sectors other than U.S. Treasuries hampered its relative performance.

The Fund's Investment Approach

The fund's goal is to provide shareholders with as high a level of current income as is consistent with safety of principal and maintenance of liquidity. To pursue its goal, the fund invests primarily in various types of U.S. and foreign investment-grade bonds, including government bonds, mortgage-backed securities and corporate debt.

When choosing securities for the fund, we conduct extensive research into the credit history and current financial strength of investment-grade bond issuers. We also examine such factors as the long-term outlook for the industry in which the issuer operates, the economy, the bond market and the maturity of the securities. Although the portfolio managers may invest in individual bonds with different remaining maturities, the fund's dollar-weighted average portfolio maturity will be no more than 10 years.

Credit Woes Weighed on Spread Sectors

A credit crisis that began over the summer of 2007 in the sub-prime mortgage market continued to dampen investor sentiment throughout the reporting period, causing yields in most segments of the bond market to rise and their prices to fall. The impact of the credit crunch was particularly severe in higher-yielding market sectors, such as corporate bonds and mortgage-backed securities, which are known as "spread sectors" for their yield premiums over nominal U.S. Treasury securities. In addition, slumping housing markets and soaring food and energy prices sparked a sharp downturn in the U.S. economy, exerting downward pressure on prices of corporate bonds and other securities that tend to be sensitive to economic conditions. In contrast, U.S. Treasury securities gained value over the reporting period as newly risk-averse investors flocked to the relatively safe haven provided by government-backed investments.

The Federal Reserve Board (the "Fed") responded aggressively to the credit crisis and economic slowdown by injecting liquidity into the U.S. banking system and reducing short-term interest rates from 4.5% at the start of the reporting period to 2% at the end. As a result of these moves, yield differences generally widened along the bond market's maturity range.

Although fixed-income markets remained volatile throughout the reporting period, we began to see signs of improvement after the Fed announced in mid-March that it would participate in a plan to prevent the insolvency of a major investment bank from damaging other financial institutions. Market liquidity appeared to ease through the end of the reporting period, and spread sectors rebounded, offsetting some of their earlier weakness.

Interest Rate Strategies Balanced Allocation Shortfalls

In this challenging market environment, we maintained a focus on income, including an emphasis on higher-yielding securities in a number of spread sectors. Relatively large allocations to asset-backed securities, commercial mortgages and investment-grade corporate bonds detracted from the fund's performance, as did a corresponding underweighted position in U.S. Treasuries. Indeed, when deleveraging pressures caused prices of some spread-sector securities to fall to what we regarded as compelling values, we took advantage of buying opportunities and increased the fund's holdings in certain areas.

The fund achieved better results from its interest-rate strategies. In anticipation of wider yield differences along the market's maturity spectrum, we emphasized bonds in the five-year maturity range, which benefited from the steepening yield curve. We also moved the fund's average duration from a neutral position to one that was slightly longer than industry averages, which enabled the fund to capture incrementally higher yields from longer-dated securities.

Positioned for Eventual Recovery

As of the reporting period's end, the U.S. economy remained depressed and credit markets continued to struggle. However, the Fed's aggressive policies appear to have encouraged investors to look forward to better economic times. The Fed may ease monetary policy further in coming months, but we believe the bulk of the rates cuts are complete for this cycle. Moreover, it appears that much of the damage inflicted by subprime mortgages on major banks has been revealed. Consequently, we have maintained the fund's emphasis on higher-yielding bonds to capture more competitive levels of income and in anticipation of an eventual rebound from currently low valuations.

May 15, 2008

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Effective June 1, 2007, Class R shares of the fund were renamed Class I shares. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers U.S. Aggregate Index is a widely accepted, unmanaged total return index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities and asset-backed securities with an average maturity of 1-10 years. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Limited Term Income Fund from November 1, 2007 to April 30, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended April 30, 2008

	Class A	Class B	Class C	Class I
Expenses paid per $1,000†	$ 4.24	$ 6.73	$ 6.73	$ 3.00
Ending value (after expenses)	$1,006.50	$1,005.00	$1,003.90	$1,007.70

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended April 30, 2008

	Class A	Class B	Class C	Class I
Expenses paid per $1,000†	$ 4.27	$ 6.77	$ 6.77	$ 3.02
Ending value (after expenses)	$1,020.64	$1,018.15	$1,018.15	$1,021.88

† *Expenses are equal to the fund's annualized expense ratio of .85% for Class A, 1.35% for Class B, 1.35% for Class C and .60% for Class I, multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

April 30, 2008 (Unaudited)

Bonds and Notes–120.3%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./ Auto Receivables–4.3%				
Americredit Prime Automobile Receivables, Ser. 2007-1, Cl. A2	5.34	8/9/10	77,022	77,442
Americredit Prime Automobile Receivables, Ser. 2007-1, Cl. B	5.35	9/9/13	70,000	69,272
Americredit Prime Automobile Receivables, Ser. 2007-1, Cl. C	5.43	2/10/14	70,000	66,568
Capital One Auto Finance Trust, Ser. 2007-C, Cl. A3A	5.13	4/16/12	150,000	132,452
Capital One Auto Finance Trust, Ser. 2006-A, Cl. A3	5.33	11/15/10	58,129	57,673
Ford Credit Auto Owner Trust, Ser. 2005-A, Cl. C	4.08	6/15/10	100,000	99,938
Ford Credit Auto Owner Trust, Ser. 2005-B, Cl. B	4.64	4/15/10	225,000	224,701
Ford Credit Auto Owner Trust, Ser. 2005-C, Cl. C	4.72	2/15/11	40,000	40,341
Hyundai Auto Receivables Trust, Ser. 2004-A, Cl. B	3.46	8/15/11	30,904	30,925
Hyundai Auto Receivables Trust, Ser. 2007-A, Cl. A3A	5.04	1/17/12	55,000	55,198
Hyundai Auto Receivables Trust, Ser. 2006-B, Cl. C	5.25	5/15/13	35,000	34,184
Wachovia Auto Loan Owner Trust, Ser. 2007-1, Cl. D	5.65	2/20/13	215,000	152,147
Wachovia Automobile Loan Owner Trust, Ser. 2007-1, Cl. C	5.45	10/22/12	285,000	274,513
WFS Financial Owner Trust, Ser. 2004-4, Cl. C	3.21	5/17/12	47,907	47,748
WFS Financial Owner Trust, Ser. 2004-3, Cl. B	3.51	2/17/12	28,220	28,172
Whole Auto Loan Trust, Ser. 2003-1, Cl. A4	2.58	3/15/10	4,829	4,827
				1,396,101
Asset-Backed Ctfs./Credit Cards–1.5%				
Bank of America Credit Card Trust, Ser. 2007-B1, Cl. B1	2.80	6/15/12	340,000 [a]	312,858
Citibank Credit Card Issuance Trust, Ser. 2006-C4, Cl. C4	2.92	1/9/12	175,000 [a]	161,062
				473,920

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./ Home Equity Loans–3.3%				
Ameriquest Mortgage Securities, Ser. 2003-11, Cl. AF6	5.14	1/25/34	55,000 a	50,802
Carrington Mortgage Loan Trust, Ser. 2006-RFC1, Cl. A1	2.94	5/25/36	4,774 a	4,754
Citigroup Mortgage Loan Trust, Ser. 2005-WF1, Cl. A5	5.01	2/25/35	113,277 a	97,983
Credit Suisse Mortgage Capital Certificates, Ser. 2007-1, Cl. 1A1A	5.94	2/25/37	100,831 a	99,021
Credit-Based Asset Servicing and Securitization, Ser. 2006-CB2, Cl. AF1	5.72	12/25/36	985 a	981
CS First Boston Mortgage Securities, Ser. 2005-FIX1, Cl. A5	4.90	5/25/35	287,373 a	260,560
First Franklin Mortgage Loan Asset-Backed Certificates, Ser. 2004-FF6, Cl. M2	4.15	7/25/34	200,000 a	157,802
First NLC Trust, Ser. 2005-3, Cl. AV2	3.13	12/25/35	17,157 a	17,081
JP Morgan Mortgage Acquisition, Ser. 2007-CH1, Cl. AF1B	5.94	11/25/36	121,284 a	120,452
Morgan Stanley ABS Capital I, Ser. 2006-HE3, Cl. A2A	2.94	4/25/36	556 a	555
Residential Asset Mortgage Products, Ser. 2003-RS9, Cl. MI1	5.80	10/25/33	59,489 a	45,921
Residential Asset Securities, Ser. 2002-KS4, Cl. AIIB	3.40	7/25/32	72,270 a	66,685
Soundview Home Equity Loan Trust, Ser. 2005-A, Cl. M5	3.70	4/25/35	66,869 a	24,705
Sovereign Commercial Mortgage Securities Trust, Ser. 2007-C1, Cl. D	5.84	7/22/30	70,000 a,b	36,606
Sovereign Commercial Mortgage Securities Trust, Ser. 2007-C1, Cl. B	5.84	7/22/30	100,000 a,b	79,789
Specialty Underwriting & Residential Finance, Ser. 2006-BC2, Cl. A2A	2.96	2/25/37	5,461 a	5,428
				1,069,125

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./ Manufactured Housing−.6%				
Green Tree Financial, Ser. 1994-7, Cl. M1	9.25	3/15/20	76,286	77,725
Origen Manufactured Housing, Ser. 2005-B, Cl. A2	5.25	12/15/18	120,000	120,537
				198,262
Banks−7.7%				
Bank of America, Sr. Unscd. Notes	5.75	12/1/17	45,000	45,936
Capital One Financial, Sr. Unsub. Notes	3.27	9/10/09	100,000 a	91,112
Chuo Mitsui Trust & Banking, Jr. Sub. Notes	5.51	12/29/49	100,000 a,b	87,698
First Union, Sub. Notes	6.38	1/15/09	105,000	106,060
Glintnir Banki, Notes	2.87	10/15/08	50,000 a,b	49,546
ICICI Bank, Bonds	3.25	1/12/10	100,000 a,b	96,360
Industrial Bank of Korea, Sub. Notes	4.00	5/19/14	120,000 a,b	118,497
M & I Marshall & Ilsley Bank, Sr. Unscd. Notes	5.30	9/8/11	90,000	90,233
Marshall & Ilsley, Sr. Unscd. Notes	5.63	8/17/09	80,000	79,969
NB Capital Trust IV, Bank Gtd. Cap. Secs.	8.25	4/15/27	110,000	114,235
Northern Trust, Sr. Unscd. Notes	5.30	8/29/11	65,000	67,317
PNC Funding, Bank Gtd. Notes	3.04	1/31/12	85,000 a	79,986
Resona Bank, Notes	5.85	9/29/49	125,000 a,b	105,587
Royal Bank of Scotland Group, Jr. Sub. Bonds	6.99	10/29/49	200,000 a,b	183,880
Shinsei Finance Cayman, Jr. Sub. Secs.	6.42	1/29/49	110,000 a,b	80,837

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Banks (continued)				
Sovereign Bancorp, Sr. Unscd. Notes	3.37	3/1/09	35,000 a	32,058
Sovereign Bancorp, Sr. Unscd. Notes	4.80	9/1/10	145,000 a	132,334
SunTrust Preferred Capital I, Bank Gtd. Notes	5.85	12/31/49	35,000 a	26,620
Wachovia, Notes	5.50	5/1/13	90,000	90,329
Wachovia, Notes	5.75	2/1/18	45,000	44,921
Washington Mutual Bank, Sr. Unscd. Notes	3.24	11/6/09	250,000 a	233,781
Wells Fargo Bank, Sub. Notes	7.55	6/21/10	250,000	268,176
Western Financial Bank, Sub. Debs.	9.63	5/15/12	155,000	163,284
Zions Bancorporation, Sub. Notes	6.00	9/15/15	100,000	90,957
				2,479,713
Building & Construction−.4%				
Home Depot, Sr. Unscd. Notes	5.88	12/16/36	98,000	82,185
Masco, Sr. Unscd. Notes	3.20	3/12/10	45,000 a	41,763
				123,948
Chemicals−.9%				
ICI Wilmington, Gtd. Notes	4.38	12/1/08	170,000	170,394
Lubrizol, Gtd. Notes	4.63	10/1/09	50,000	49,898
Praxair, Sr. Unscd. Notes	5.38	11/1/16	45,000	44,863
Rohm & Haas, Sr. Unscd. Notes	5.60	3/15/13	25,000	25,407
				290,562
Commercial & Professional Services−.5%				
ERAC USA Finance, Notes	3.15	4/30/09	25,000 a,b	24,919

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Commercial & Professional Services (continued)				
ERAC USA Finance, Gtd. Notes	7.00	10/15/37	50,000 [b]	41,637
ERAC USA Finance, Gtd. Notes	7.35	6/15/08	110,000 [b]	110,421
				176,977
Commercial Mortgage Pass-Through Ctfs.–6.9%				
Banc of America Commercial Mortgage, Ser. 2002-2, Cl. A3	5.12	7/11/43	65,000	64,847
Bayview Commercial Asset Trust, Ser. 2004-1, Cl. A	3.26	4/25/34	32,662 [a,b]	29,483
Bayview Commercial Asset Trust, Ser. 2006-1A, Cl. M6	3.54	4/25/36	93,207 [a,b]	78,952
Bear Stearns Commercial Mortgage Securities, Ser. 2005-T18, Cl. A2	4.56	2/13/42	85,000 [a]	84,697
Bear Stearns Commercial Mortgage Securities, Ser. 2004-PWR5, Cl. A3	4.57	7/11/42	110,000	108,423
Bear Stearns Commercial Mortgage Securities, Ser. 2006-PW13, Cl. A3	5.52	9/11/41	35,000	33,844
Credit Suisse/Morgan Stanley Commercial Mortgage Certificates, Ser. 2006-HC1A, Cl. A1	2.91	5/15/23	89,123 [a,b]	84,114
Crown Castle Towers, Ser. 2006-1A, Cl. AFX	5.24	11/15/36	185,000 [b]	180,924
Crown Castle Towers, Ser. 2006-1A, Cl. B	5.36	11/15/36	50,000 [b]	47,570
Crown Castle Towers, Ser. 2006-1A, Cl. C	5.47	11/15/36	125,000 [b]	115,568
Crown Castle Towers, Ser. 2005-1A, Cl. D	5.61	6/15/35	65,000 [b]	61,441
Crown Castle Towers, Ser. 2006-1A, Cl. D	5.77	11/15/36	90,000 [b]	81,515
CS First Boston Mortgage Securities, Ser. 2001-CF2, Cl. G	6.93	2/15/34	130,000 [b]	128,585
DLJ Commercial Mortgage, Ser. 1998-CF2, Cl. A1B	6.24	11/12/31	52,625	52,822

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Commercial Mortgage Pass-Through Ctfs. (continued)				
First Union-Lehman Brothers-Bank of America Commercial Mortgage Trust, Ser. 1998-C2, Cl. A2	6.56	11/18/35	7,050	7,036
Global Signal Trust, Ser. 2006-1, Cl. C	5.71	2/15/36	45,000 [b]	42,871
Global Signal Trust, Ser. 2006-1, Cl. D	6.05	2/15/36	125,000 [b]	117,944
Global Signal Trust, Ser. 2006-1, Cl. E	6.50	2/15/36	45,000 [b]	42,424
GMAC Commercial Mortgage Securities, Ser. 1998-C2, Cl. A2	6.42	5/15/35	29,585	29,598
Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. H	3.39	3/6/20	25,000 [a,b]	22,419
JP Morgan Chase Commercial Mortgage Securities, Ser. 2004-C1, Cl. A2	4.30	1/15/38	110,000	107,676
LB Commercial Conduit Mortgage Trust, Ser. 1999-C1, Cl. B	6.93	6/15/31	150,000	153,016
LB-UBS Commercial Mortgage Trust, Ser. 2001-C3, Cl. A2	6.37	12/15/28	110,000	114,141
Merrill Lynch Mortgage Trust, Ser. 2005-CDI1, Cl. A6	5.24	11/12/37	180,000 [a]	178,481
Morgan Stanley Capital I, Ser. 2006-T21, Cl. A2	5.09	10/12/52	45,000	44,873
Morgan Stanley Capital I, Ser. 2006-IQ12, Cl. AAB	5.33	12/15/43	100,000	98,141
Morgan Stanley Dean Witter Capital I, Ser. 2001-TOP3, Cl. A4	6.39	7/15/33	62,816	65,492
Nationslink Funding, Ser. 1998-2, Cl. A2	6.48	8/20/30	10,979	10,955
SBA CMBS Trust, Ser. 2006-1A, Cl. D	5.85	11/15/36	35,000 [b]	31,572
				2,219,424
Diversified Financial Services−7.9%				
Ameriprise Financial, Jr. Sub. Notes	7.52	6/1/66	44,000 [a]	40,698
Boeing Capital, Sr. Unscd. Notes	7.38	9/27/10	175,000	189,988

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Diversified Financial Services (continued)				
Capmark Financial Group, Gtd. Notes	5.88	5/10/12	85,000 b	70,682
Citigroup, Sr. Unscd. Notes	6.00	8/15/17	140,000	140,932
Countrywide Home Loans, Gtd. Notes, Ser. L	3.25	5/21/08	20,000 c	19,949
Credit Suisse Guernsey, Jr. Sub. Notes	5.86	5/29/49	145,000 a	122,934
Fuji JGB Investment, Sub. Bonds	9.87	12/29/49	205,000 a,b	205,564
General Electric Capital, Sr. Unscd. Notes	5.63	5/1/18	250,000	253,036
GenWorth Global Funding, Scd. Notes	5.20	10/8/10	65,000	65,453
Goldman Sachs Capital II, Gtd. Bonds	5.79	12/29/49	95,000 a	71,722
Goldman Sachs Group, Sr. Unscd. Notes	6.15	4/1/18	105,000	106,409
Goldman Sachs Group, Sub. Notes	6.75	10/1/37	18,000	17,694
International Lease Finance, Sr. Unscd. Notes	4.75	1/13/12	145,000	140,326
Janus Capital Group, Sr. Unscd. Notes	6.70	6/15/17	310,000	295,842
Jefferies Group, Notes	5.88	6/8/14	100,000	96,288
John Deere Capital, Sr. Unscd. Notes	3.12	9/1/09	77,000 a	76,634
JP Morgan Chase, Sr. Notes	6.00	1/15/18	90,000	93,457
Kaupthing Bank, Sr. Notes	3.41	1/15/10	110,000 a,b	92,154
Lehman Brothers Holdings, Sub. Notes	5.75	1/3/17	55,000	51,488
Merrill Lynch & Co., Sr. Unscd. Notes	6.40	8/28/17	50,000	50,034
Morgan Stanley, Notes	5.55	4/27/17	115,000	109,954

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Diversified Financial Services (continued)				
Pemex Finance, Notes	9.03	2/15/11	66,000	70,465
Pemex Finance, Bonds	9.69	8/15/09	30,000	30,905
SB Treasury, Jr. Sub. Bonds	9.40	12/29/49	100,000 a,b	100,727
WEA Finance, Sr. Notes	7.13	4/15/18	85,000 b	88,111
				2,601,446
Electric Utilities−1.9%				
Cleveland Electric Illumination, Sr. Unscd. Notes	5.70	4/1/17	85,000	81,637
Commonwealth Edison, First Mortgage Bonds	6.15	9/15/17	60,000	61,556
Duke Energy, Sr. Unscd. Notes	5.63	11/30/12	50,000	52,267
National Grid, Sr. Unscd. Notes	6.30	8/1/16	72,000	73,680
NiSource Finance, Gtd. Notes	3.66	11/23/09	45,000 a	43,675
NiSource Finance, Gtd. Notes	7.88	11/15/10	110,000	115,697
Ohio Power, Sr. Unscd. Notes	2.91	4/5/10	45,000 a	43,494
Ohio Power, Sr. Unscd. Notes, Ser. G	6.60	2/15/33	20,000	19,276
Peco Energy, First Mortgage Bonds	3.50	5/1/08	135,000	135,000
				626,282
Environmental Control−.5%				
Oakmont Asset Trust, Notes	4.51	12/22/08	155,000 b	**155,889**
Food & Beverages−2.0%				
H.J. Heinz, Sr. Unscd. Notes	6.43	12/1/20	150,000 b	151,854
Kraft Foods, Sr. Unscd. Notes	6.00	2/11/13	15,000	15,490

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Food & Beverages (continued)				
Kraft Foods, Sr. Unscd. Notes	6.13	2/1/18	160,000	163,613
Kroger, Gtd. Notes	5.00	4/15/13	105,000	105,608
Kroger, Gtd. Notes	6.40	8/15/17	55,000	58,616
Safeway, Sr. Unscd. Notes	4.95	8/16/10	135,000	136,903
				632,084
Foreign/Governmental−.5%				
Republic of South Africa, Sr. Unscd. Notes	5.88	5/30/22	100,000	94,792
Russian Federation, Unsub. Bonds	8.25	3/31/10	73,338 [b]	76,914
				171,706
Health Care−1.2%				
Schering-Plough, Sr. Unscd. Bonds	5.55	12/1/13	125,000 [a]	128,211
Teva Pharmaceutical Finance, Gtd. Notes	6.15	2/1/36	115,000	114,895
UnitedHealth Group, Sr. Unscd. Notes	5.25	3/15/11	150,000	150,062
				393,168
Media−1.5%				
British Sky Broadcasting, Gtd. Notes	6.88	2/23/09	95,000	96,723
BSKYB Finance UK, Gtd. Notes	6.50	10/15/35	85,000 [b]	82,295
Comcast, Gtd. Notes	3.01	7/14/09	160,000 [a]	157,180
News America, Gtd. Debs.	7.63	11/30/28	90,000	97,970
Time Warner, Gtd. Debs.	6.50	11/15/36	70,000	66,227
				500,395
Oil & Gas−2.0%				
BJ Services, Sr. Unscd. Notes	3.25	6/1/08	255,000 [a]	255,050

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Oil & Gas (continued)				
Buckeye Partners,				
Sr. Unscd. Notes	5.30	10/15/14	145,000	143,381
El Paso Natural Gas,				
Sr. Unscd. Notes	5.95	4/15/17	20,000	19,948
Hess,				
Sr. Unscd. Notes	6.65	8/15/11	115,000	121,903
Praxair,				
Sr. Unscd. Notes	5.25	11/15/14	110,000	112,469
				652,751
Pre-Refunded Muni−.7%				
California Department of Water Resources, Power Supply Revenue Bonds	5.13	5/1/18	40,000 d	43,734
City of New York,				
GO, Ser. D	5.38	6/1/32	10,000 d	10,936
City of New York,				
GO, Ser. J	5.50	6/1/21	5,000 d	5,572
Clark County School District,				
GO, Ser. F (Insured; FSA)	5.50	6/15/17	5,000 d	5,473
Clark County School District,				
GO, Ser. F (Insured; FSA)	5.50	6/15/18	5,000 d	5,473
Clark County,				
GO (Bond Bank) (Insured; MBIA)	5.25	6/1/20	10,000 d	10,968
Cypress-Fairbanks Independent School District, GO, Ser. A (Schoolhouse) (Insured; PSF-GTD)	5.25	2/15/22	10,000 d	10,489
Denver City and County, Excise Tax Revenue (Colorado Convention Center Project) (Insured; FSA)	5.00	9/1/20	10,000 d	10,626
Fort Worth Independent School District, GO (Insured; PSF-GTD)	6.00	2/15/20	25,000 d	26,547
Los Angeles County Metropolitan Transportation Authority, Proposition A First Tier Senior Sales Tax Revenue (Insured; FSA)	5.00	7/1/31	15,000 d	16,231

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Pre-Refunded Muni (continued)				
Los Angeles Unified School District, GO, Ser. A (Insured; MBIA)	5.00	1/1/28	10,000 d	10,948
Miami, GO (Homeland Defense/Neighborhood) (Insured; MBIA)	5.50	1/1/22	15,000 d	16,332
New York State Urban Development, Personal Income Tax-Ser. C-1, Revenue Bonds	5.00	3/15/33	10,000 d	10,898
New York State Urban Development, Personal Income Tax-Ser. B, Revenue Bonds	5.13	3/15/29	5,000 d	5,477
Shelby County, GO, Ser. A (Public Improvement and School Bonds) (Insured; MBIA)	5.00	3/1/14	10,000 d	10,626
Williamson County, GO, Ser. A (Insured; FSA)	6.00	8/15/14	10,000 d	10,788
Wisconsin, GO, Ser. G (Insured; MBIA)	5.00	5/1/15	5,000 d	5,448
				216,566
Property & Casualty Insurance—1.7%				
Ace INA Holdings, Gtd. Notes	5.70	2/15/17	85,000	85,676
Aegon Funding, Gtd. Notes	5.75	12/15/20	27,000	25,333
Hartford Financial Services Group, Sr. Unscd. Notes	5.55	8/16/08	170,000	170,767
Lincoln National, Sr. Unscd. Notes	2.98	3/12/10	75,000 a	73,136
Pacific Life Global Funding, Notes	5.15	4/15/13	70,000 b	70,143
Principal Financial Group, Gtd. Notes	6.05	10/15/36	60,000	55,105
Willis North America, Gtd. Notes	6.20	3/28/17	85,000	83,095
				563,255

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Real Estate Investment Trusts−5.4%				
Arden Realty, Sr. Unscd. Notes	5.20	9/1/11	140,000	142,264
Arden Realty, Sr. Unscd. Notes	5.25	3/1/15	25,000	24,234
Boston Properties, Sr. Unscd. Notes	6.25	1/15/13	140,000	144,502
Duke Realty, Sr. Notes	5.25	1/15/10	300,000	299,425
Duke Realty, Sr. Unscd. Notes	5.95	2/15/17	105,000	95,356
ERP Operating, Sr. Unscd. Notes	5.13	3/15/16	75,000	68,877
Federal Realty Investment Trust, Notes	6.00	7/15/12	65,000	64,814
Federal Realty Investment Trust, Notes	6.20	1/15/17	90,000	87,155
First Industrial, Sr. Notes	5.95	5/15/17	35,000	29,978
Healthcare Realty Trust, Sr. Unscd. Notes	5.13	4/1/14	200,000	179,249
HRPT Properties Trust, Sr. Unscd. Notes	3.40	3/16/11	50,000 [a]	45,752
Liberty Property, Sr. Unscd. Notes	5.50	12/15/16	35,000	31,152
Mack-Cali Realty, Sr. Unscd. Notes	5.05	4/15/10	100,000	99,121
Mack-Cali Realty, Sr. Unscd. Notes	5.13	1/15/15	70,000	62,305
Mack-Cali Realty, Notes	5.25	1/15/12	35,000	33,591
National Retail Properties, Sr. Unscd. Notes	6.15	12/15/15	100,000	86,340
Regency Centers, Gtd. Notes	5.25	8/1/15	105,000	94,765
Regency Centers, Gtd. Notes	5.88	6/15/17	25,000	22,444

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Real Estate Investment Trusts (continued)				
Simon Property Group, Sr. Unscd. Notes	5.25	12/1/16	65,000	61,621
Simon Property Group, Sr. Unscd. Notes	5.75	5/1/12	60,000	60,541
				1,733,486
Residential Mortgage Pass-Through Ctfs.–2.6%				
American General Mortgage Loan Trust, Ser. 2006-1, Cl. A1	5.75	12/25/35	22,519 [a,b]	22,408
CSAB Mortgage Backed Trust, Ser. 2006-3, Cl. A1A	6.00	11/25/36	47,256 [a]	45,067
Impac Secured Assets CMN Owner Trust, Ser. 2006-1, Cl. 2A1	3.25	5/25/36	62,513 [a]	53,400
Nomura Asset Acceptance, Ser. 2005-AP2, Cl. A5	4.98	5/25/35	190,000 [a]	158,871
Nomura Asset Acceptance, Ser. 2005-WF1, Cl. 2A5	5.16	3/25/35	105,000 [a]	90,801
WaMu Mortgage Pass Through Certificates, Ser. 2004-AR7, Cl. A6	3.94	7/25/34	150,000 [a]	148,558
WaMu Mortgage Pass Through Certificates, Ser. 2003-AR10, Cl. A6	4.05	10/25/33	125,000 [a]	124,872
WaMu Mortgage Pass Through Certificates, Ser. 2004-AR9, Cl. A7	4.14	8/25/34	195,000 [a]	192,972
				836,949
Retail−.8%				
CVS Caremark, Sr. Unscd. Notes	3.38	6/1/10	60,000 [a]	58,268
CVS Caremark, Sr. Unscd. Notes	5.75	6/1/17	60,000	60,908
Delhaize Group, Sr. Unsub. Notes	6.50	6/15/17	60,000	63,435
Lowe's Companies, Sr. Unscd. Notes	5.60	9/15/12	20,000	20,655

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Retail (continued)				
Macys Retail Holdings, Gtd. Notes	5.35	3/15/12	20,000	18,653
Macys Retail Holdings, Gtd. Notes	5.90	12/1/16	25,000	21,948
				243,867
State/Territory Gen Oblg–2.4%				
Erie Tobacco Asset Securitization/NY, Tobacco Settlement Asset-Backed Bonds	6.00	6/1/28	60,000	55,709
Michigan Tobacco Settlement Finance Authority, Tobacco Settlement Asset-Backed Bonds	7.05	6/1/34	75,000 [a]	71,123
Michigan Tobacco Settlement Finance Authority, Tobacco Settlement Asset-Backed Bonds	7.31	6/1/34	275,000	262,961
Tobacco Settlement Authority of Iowa, Tobacco Settlement Asset-Backed Bonds	6.50	6/1/23	265,000	250,597
Tobacco Settlement Finance Authority of West Virginia, Tobacco Settlement Asset-Backed Bonds	7.47	6/1/47	140,000	131,253
				771,643
Telecommunications–3.3%				
AT & T Wireless, Sr. Unscd. Notes	7.88	3/1/11	170,000	184,024
AT&T, Sr. Unscd. Bonds	5.50	2/1/18	140,000	140,238
Deutsche Telekom International Finance, Gtd. Notes	2.78	3/23/09	235,000 [a]	232,234
France Telecom, Sr. Unsub. Notes	7.75	3/1/11	90,000 [a]	97,378
KPN, Sr. Unsub. Notes	8.00	10/1/10	20,000	21,390
KPN, Sr. Unsub. Bonds	8.38	10/1/30	10,000	11,986

Bonds and Notes (continued)			Principal Amount ($)	Value ($)
Telecommunications (continued)				
Qwest,				
Sr. Unscd. Notes	7.50	10/1/14	117,000	118,170
Telefonica Emisiones,				
Gtd. Notes	5.98	6/20/11	185,000	189,041
Verizon Communications,				
Bonds	6.90	4/15/38	60,000	65,197
				1,059,658
Transportation−.7%				
Canadian National Railway,				
Sr. Unscd. Notes	5.55	5/15/18	85,000	86,397
Norfolk Southern,				
Sr. Unscd. Notes	5.75	4/1/18	70,000 [b]	71,124
Union Pacific,				
Sr. Unscd. Notes	6.65	1/15/11	60,000	63,312
				220,833
U.S. Government Agencies/ Mortgage-Backed−58.2%				
Federal Home Loan Mortgage Corp.:				
Notes, 4.50%, 7/15/13			225,000	234,106
Notes, 5.40%, 3/2/12			91,000	92,020
5.50%			2,305,000 [e]	2,329,016
6.00%			145,000 [e]	148,331
3.25%, 4/9/13			575,000	566,370
4.00%, 10/1/09			54,700	54,976
4.50%, 10/1/09			81,548	82,238
5.50%, 9/1/37			144,837	145,927
6.50%, 3/1/11−9/1/29			32,309	33,621
7.00%, 3/1/12			10,407	10,871
7.50%, 12/1/25−1/1/31			36,372	39,352
8.00%, 10/1/19−10/1/30			18,380	19,860
8.50%, 7/1/30			1,323	1,468
9.00%, 8/1/30			2,966	3,302
Federal National Mortgage Association:				
5.50%			515,000 [e]	516,529
6.00%			3,280,000 [e]	3,351,851
6.50%			2,335,000 [e]	2,413,385
4.00%, 5/1/10			140,876	142,888

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
U.S. Government Agencies/Mortgage-Backed (continued)		
Federal National Mortgage Association (continued):		
4.50%, 6/1/10	65,901	67,277
5.00%, 7/1/11−4/1/23	912,431	921,343
5.50%, 1/1/34−4/1/38	2,153,619	2,169,426
6.00%, 12/1/22−4/1/38	1,796,243	1,844,427
7.00%, 7/1/15−6/1/29	25,931	27,557
7.50%, 3/1/12−3/1/31	31,736	33,527
8.00%, 5/1/13−3/1/31	17,326	18,513
Grantor Trust, Ser. 2001-T11,		
Cl. B, 5.50%, 9/25/11	210,000	220,117
Government National Mortgage Association I:		
6.00%, 1/15/29	43,903	45,373
6.50%, 9/15/08−6/15/29	54,977	57,406
7.00%, 8/15/25−9/15/31	43,841	47,021
7.50%, 12/15/26−1/15/31	11,865	12,770
8.00%, 1/15/30−10/15/30	18,352	20,110
8.50%, 4/15/25	6,747	7,461
9.00%, 10/15/27	10,997	12,114
9.50%, 2/15/25	5,164	5,785
Ser. 2004-43, Cl. A, 2.82%, 12/16/19	219,240	215,582
Ser. 2004-23, Cl. B, 2.95%, 3/16/19	196,331	193,365
Ser. 2004-57, Cl. A, 3.02%, 1/16/19	130,559	128,883
Ser. 2004-97, Cl. AB, 3.08%, 4/16/22	205,515	202,789
Ser. 2004-9, Cl. A, 3.36%, 8/16/22	269,340	266,773
Ser. 2004-25, Cl. AC, 3.38%, 1/16/23	193,727	192,054
Ser. 2004-77, Cl. A, 3.40%, 3/16/20	119,175	118,375
Ser. 2004-67, Cl. A, 3.65%, 9/16/17	73,576	73,295
Ser. 2006-67, Cl. A, 3.95%, 10/6/11	340,101	337,313
Ser. 2005-50, Cl. A, 4.02%, 10/16/26	92,801	92,407
Ser. 2005-9, Cl. A, 4.03%, 5/16/22	95,862	95,558
Ser. 2005-12, Cl. A, 4.04%, 5/16/21	78,271	77,983
Ser. 2005-42, Cl. A, 4.05%, 7/16/20	112,547	112,278
Ser. 2007-52, Cl. A, 4.05%, 10/16/25	97,903	97,474
Ser. 2006-66, Cl. A, 4.09%, 1/16/30	192,125	191,065
Ser. 2004-51, Cl. A, 4.15%, 2/16/18	202,883	202,552
Ser. 2006-9, Cl. A, 4.20%, 8/16/26	272,392	271,625
Ser. 2006-3, Cl. A, 4.21%, 1/16/28	90,722	90,460
Ser. 2005-67, Cl. A, 4.22%, 6/16/21	19,638	19,627
Ser. 2006-51, Cl. A, 4.25%, 10/16/30	141,039	140,565
Ser. 2005-59, Cl. A, 4.39%, 5/16/23	56,755	56,771
		18,873,132

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
U.S. Government Securities–.9%		
U.S. Treasury Notes 3.63%, 12/31/12	280,000 c	**287,613**
Total Bonds and Notes (cost $39,759,133)		**38,968,755**

Options–.2%	Face Amount Covered by Contracts ($)	Value ($)
Call Options		
3-Month Floor USD Libor-BBA Interest Rate, January 2009@ 2.50	1,900,000	572
6-Month Floor USD Libor-BBA, Swaption	690,000	58,041
U.S. Treasury 5-Year Notes, May 2008@ 113.5	1,800,000	2,672
Total Options (cost $79,641)		**61,285**

Short-Term Investments–1.3%	Principal Amount ($)	Value ($)
U.S. Government Agencies–1.0%		
Federal Home Loan Bank 1.90%, 6/12/08	200,000	199,557
Federal National Mortgage Association, 2.18%, 6/11/08	110,000	109,727
		309,284
U.S. Treasury Bills–.3%		
1.12%, 5/15/08	105,000 f	**104,960**
Total Short-Term Investments (cost $414,238)		**414,244**

Other Investment–5.4%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $1,757,000)	1,757,000 g	**1,757,000**

Investment of Cash Collateral for Securities Loaned–.1%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $20,800)	20,800 [g]	**20,800**
Total Investments (cost $42,030,812)	**127.3%**	**41,222,084**
Liabilities, Less Cash and Receivables	**(27.3%)**	**(8,833,248)**
Net Assets	**100.0%**	**32,388,836**

a *Variable rate security—interest rate subject to periodic change.*

b *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At April 30, 2008, these securities amounted to $3,269,024 or 10.1% of net assets.*

c *All or a portion of these securities are on loan. At April 30, 2008, the total market value of the fund's securities on loan is $307,562 and the total market value of the collateral held by the fund is $338,950, consisting of cash collateral of $20,800 and U.S. Government and agencies securities valued at $318,150.*

d *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

e *Purchased on a forward commitment basis.*

f *All or partially held by a broker as collateral for open financial futures positions.*

g *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
U.S. Government & Agencies	59.1	State/Government General Obligations	2.4
Corporate Bonds	39.1	Foreign/Governmental	.5
Asset/Mortgage-Backed	19.2	Options	.2
Short-Term/ Money Market Investments	6.8		**127.3**

† *Based on net assets.*

See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

April 30, 2008 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation (Depreciation) at 4/30/2008 ($)
Financial Futures Long				
Euro-Schatz	12	2,039,567	June 2008	1,080
Long Gilt	6	1,291,884	June 2008	(30,638)
U.S. Treasury 30 year Bonds	22	2,571,594	June 2008	(37,586)
Financial Futures Short				
U.S. Treasury 5 year Notes	17	(1,903,734)	June 2008	1,431
U.S. Treasury 10 year Notes	13	(1,505,563)	June 2008	8,159
				(57,554)

See notes to financial statements.

STATEMENT OF OPTIONS WRITTEN

April 30, 2008 (Unaudited)

	Face Amount Covered by Contracts ($)	Value ($)
Call Options		
3-Month USD Libor-BBA, Swaption, Apr 2008 @ 3.33	360,000	–
3-Month USD Libor-BBA, Swaption, May 2008 @ 4.41	345,000	(3,753)
3-Month USD Libor-BBA, Swaption, May 2008 @ 3.95	680,000	(7,502)
3-Month USD Libor-BBA, Swaption, May 2008 @ 4.17	175,000	(161)
3-Month USD Libor-BBA, Swaption, May 2008 @ 3.44	350,000	(261)
Put Options		
3-Month USD Libor-BBA, Swaption, Apr 2008 @ 3.33	360,000	(9,108)
3-Month USD Libor-BBA, Swaption, May 2008 @ 4.41	345,000	(3,245)
3-Month USD Libor-BBA, Swaption, May 2008 @ 3.95	680,000	(3,730)
3-Month USD Libor-BBA, Swaption, May 2008 @ 4.17	175,000	(3,125)
3-Month USD Libor-BBA, Swaption, May 2008 @ 3.44 (Premiums received $37,356)	350,000	(6,337) **(37,222)**

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

April 30, 2008 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $307,562)–Note 1(c):		
Unaffiliated issuers	40,253,012	39,444,284
Affiliated issuers	1,777,800	1,777,800
Cash		1,325
Cash denominated in foreign currencies	1,026	1,026
Receivable for investment securities sold		2,464,915
Reeivable for open mortgage-backed dollar rolls–Note 4		71,546
Dividends and interest receivable		293,893
Receivable for shares of Capital Stock subscribed		7,972
Receivable for futures variation margin–Note 4		5,620
		44,068,381
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		25,186
Payable for open mortgage-backed dollar rolls–Note 4		8,518,095
Payable for investment securities purchased		3,073,055
Outstanding options written, at value (premiums received $37,356)–See Statement of Options Written–Note 4		37,222
Liability for securities on loan–Note 1(c)		20,800
Payable for shares of Capital Stock redeemed		5,187
		11,679,545
Net Assets ($)		**32,388,836**
Composition of Net Assets ($):		
Paid-in capital		34,411,293
Accumulated undistributed investment income–net		48,294
Accumulated net realized gain (loss) on investments		(1,206,218)
Accumulated net unrealized appreciation (depreciation) on investments, options transactions and foreign currency transactions [including ($57,554) net unrealized (depreciation) on financial futures]		(864,533)
Net Assets ($)		**32,388,836**

Net Asset Value Per Share

	Class A	Class B	Class C	Class I
Net Assets ($)	14,715,707	3,021,112	7,239,628	7,412,389
Shares Outstanding	1,372,494	280,885	682,692	691,376
Net Asset Value Per Share ($)	**10.72**	**10.76**	**10.60**	**10.72**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended April 30, 2008 (Unaudited)

Investment Income ($):	
Income:	
Interest	842,472
Income from securities lending	18,552
Cash dividends;	
Affiliated issuers	9,375
Total Income	**870,399**
Expenses:	
Management fee–Note 3(a)	104,514
Distribution and service fees–Note 3(b)	56,675
Directors' fees and expenses–Note 3(a)	1,173
Total Expenses	**162,362**
Less–Directors' fees reimbursed	
by the Manager–Note 3(a)	(1,173)
Net Expenses	**161,189**
Investment Income–Net	**709,210**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	(67,483)
Net realized gain (loss) on options transactions	26,714
Net realized gain (loss) on financial futures	(23,365)
Net realized gain (loss) on swap transactions	16,732
Net realized gain (loss) on forward currency exchange contracts	(24,954)
Net Realized Gain (Loss)	**(72,356)**
Net unrealized appreciation (depreciation) on investments, foreign currency transactions and options transactions [including ($43,029) net unrealized (depreciation) on financial futures]	(439,736)
Net Realized and Unrealized Gain (Loss) on Investments	**(512,092)**
Net Increase in Net Assets Resulting from Operations	**197,118**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended April 30, 2008 (Unaudited)	Year Ended October 31, 2007[a]
Operations ($):		
Investment income–net	709,210	1,479,387
Net realized gain (loss) on investments	(72,356)	(100,112)
Net unrealized appreciation (depreciation) on investments	(439,736)	(302,177)
Net Increase (Decrease) in Net Assets Resulting from Operations	**197,118**	**1,077,098**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A Shares	(321,395)	(589,743)
Class B Shares	(65,627)	(205,174)
Class C Shares	(126,671)	(241,513)
Class I Shares	(221,338)	(476,557)
Total Dividends	**(735,031)**	**(1,512,987)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A Shares	2,401,252	9,047,667
Class B Shares	334,924	318,567
Class C Shares	1,991,294	2,846,047
Class I Shares	94,179	1,707,229
Dividends reinvested:		
Class A Shares	233,287	416,784
Class B Shares	46,250	145,674
Class C Shares	96,051	175,122
Class I Shares	156,968	345,486
Cost of shares redeemed:		
Class A Shares	(2,540,546)	(9,786,537)
Class B Shares	(1,103,285)	(3,594,594)
Class C Shares	(839,765)	(2,790,271)
Class I Shares	(2,644,765)	(1,731,258)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(1,774,156)**	**(2,900,084)**
Total Increase (Decrease) in Net Assets	**(2,312,069)**	**(3,335,973)**
Net Assets ($):		
Beginning of Period	34,700,905	38,036,878
End of Period	**32,388,836**	**34,700,905**
Undistributed investment income–net	48,294	74,115

	Six Months Ended April 30, 2008 (Unaudited)	Year Ended October 31, 2007[a]
Capital Share Transactions:		
Class A[b]		
Shares sold	220,032	824,235
Shares issued for dividends reinvested	21,389	38,100
Shares redeemed	(233,497)	(888,657)
Net Increase (Decrease) in Shares Outstanding	**7,924**	**(26,322)**
Class B[b]		
Shares sold	30,539	28,989
Shares issued for dividends reinvested	4,226	13,260
Shares redeemed	(100,698)	(326,610)
Net Increase (Decrease) in Shares Outstanding	**(65,933)**	**(284,361)**
Class C		
Shares sold	183,084	262,513
Shares issued for dividends reinvested	8,908	16,197
Shares redeemed	(77,997)	(258,444)
Net Increase (Decrease) in Shares Outstanding	**113,995**	**20,266**
Class I		
Shares sold	8,741	155,433
Shares issued for dividends reinvested	14,378	31,597
Shares redeemed	(246,867)	(157,404)
Net Increase (Decrease) in Shares Outstanding	**(223,748)**	**29,626**

[a] *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*

[b] *During the period ended April 30, 2008, 38,699 Class B shares representing $423,705, were automatically converted to 38,830 Class A shares and during the period ended October 31, 2007, 155,114 Class B shares representing $1,707,921 were automatically converted to 155,620 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended April 30, 2008 (Unaudited)	Year Ended October 31,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	10.88	11.02	11.14	11.57	11.44	11.44
Investment Operations:						
Investment income−net [a]	.23	.49	.45	.38	.38	.37
Net realized and unrealized gain (loss) on investments	(.16)	(.13)	.03	(.28)	.16	.01
Total from Investment Operations	.07	.36	.48	.10	.54	.38
Distributions:						
Dividends from investment income−net	(.23)	(.50)	(.46)	(.40)	(.40)	(.38)
Dividends from net realized gain on investments	−	−	(.14)	(.13)	(.01)	−
Total Distributions	(.23)	(.50)	(.60)	(.53)	(.41)	(.38)
Net asset value, end of period	10.72	10.88	11.02	11.14	11.57	11.44
Total Return (%) [b]	.65 [c]	3.31	4.52	.88	4.76	3.34
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.86 [d]	.86	.85	.85	.85	.85
Ratio of net expenses to average net assets	.85 [d]	.85	.85	.85	.85	.85
Ratio of net investment income to average net assets	4.15 [d]	4.44	4.13	3.34	3.33	3.13
Portfolio Turnover Rate	161.56 [c,e]	436.92 [e]	458.50 [e]	388.58 [e]	202.27 [e]	173.68
Net Assets, end of period ($ x 1,000)	14,716	14,843	15,327	17,278	19,293	20,176

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
[c] Not annualized.
[d] Annualized.
[e] The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended April 30, 2008, October 31, 2007, October 31, 2006, October 31, 2005 and October 31, 2004 were 75.35%, 344.58%, 239.66%, 188.33% and 144.28%, respectively.

See notes to financial statements.

Class B Shares	Six Months Ended April 30, 2008 (Unaudited)	2007	2006	2005	2004	2003
		Year Ended October 31,				
Per Share Data ($):						
Net asset value, beginning of period	10.91	11.05	11.17	11.61	11.47	11.48
Investment Operations:						
Investment income−net [a]	.20	.42	.39	.32	.32	.30
Net realized and unrealized gain (loss) on investments	(.14)	(.12)	.04	(.29)	.17	.01
Total from Investment Operations	.06	.30	.43	.03	.49	.31
Distributions:						
Dividends from investment income−net	(.21)	(.44)	(.41)	(.34)	(.34)	(.32)
Dividends from net realized gain on investments	−	−	(.14)	(.13)	(.01)	−
Total Distributions	(.21)	(.44)	(.55)	(.47)	(.35)	(.32)
Net asset value, end of period	10.76	10.91	11.05	11.17	11.61	11.47
Total Return (%) [b]	.50 [c]	2.80	4.00	.29	4.32	2.74
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.36 [d]	1.36	1.35	1.35	1.35	1.35
Ratio of net expenses to average net assets	1.35 [d]	1.35	1.35	1.35	1.35	1.35
Ratio of net investment income to average net assets	3.66 [d]	3.91	3.62	2.84	2.83	2.64
Portfolio Turnover Rate	161.56 [c,e]	436.92 [e]	458.50 [e]	388.58 [e]	202.27 [e]	173.68
Net Assets, end of period ($ x 1,000)	3,021	3,785	6,977	11,855	17,225	24,877

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Not annualized.*
[d] *Annualized.*
[e] *The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended April 30, 2008, October 31, 2007, October 31, 2006, October 31, 2005 and October 31, 2004 were 75.35%, 344.58%, 239.66%, 188.33% and 144.28%, respectively.*
See notes to financial statements.

Class C Shares	Six Months Ended April 30, 2008 (Unaudited)	2007	2006	2005	2004	2003
			Year Ended October 31,			
Per Share Data ($):						
Net asset value, beginning of period	10.76	10.90	11.01	11.44	11.31	11.32
Investment Operations:						
Investment income—net[a]	.19	.43	.39	.32	.32	.30
Net realized and unrealized gain (loss) on investments	(.15)	(.13)	.05	(.28)	.15	.01
Total from Investment Operations	.04	.30	.44	.04	.47	.31
Distributions:						
Dividends from investment income—net	(.20)	(.44)	(.41)	(.34)	(.33)	(.32)
Dividends from net realized gain on investments	–	–	(.14)	(.13)	(.01)	–
Total Distributions	(.20)	(.44)	(.55)	(.47)	(.34)	(.32)
Net asset value, end of period	10.60	10.76	10.90	11.01	11.44	11.31
Total Return (%)[b]	.39c	2.78	4.10	.34	4.25	2.73
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.36d	1.36	1.35	1.35	1.35	1.35
Ratio of net expenses to average net assets	1.35d	1.35	1.35	1.35	1.35	1.35
Ratio of net investment income to average net assets	3.64d	3.96	3.63	2.83	2.83	2.64
Portfolio Turnover Rate	161.56c,e	436.92e	458.50e	388.58e	202.27e	173.68
Net Assets, end of period ($ x 1,000)	7,240	6,119	5,977	7,994	9,838	11,104

[a] *Based on average shares outstanding at each month end.*

[b] *Exclusive of sales charge.*

[c] *Not annualized.*

[d] *Annualized.*

[e] *The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended April 30, 2008, October 31, 2007, October 31, 2006, October 31, 2005 and October 31, 2004 were 75.35%, 344.58%, 239.66%, 188.33% and 144.28%, respectively.*

See notes to financial statements.

Class I Shares	Six Months Ended April 30, 2008 (Unaudited)	Year Ended October 31,				
		2007[a]	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	10.88	11.02	11.13	11.57	11.44	11.44
Investment Operations:						
Investment income−net[b]	.25	.52	.48	.41	.41	.39
Net realized and unrealized gain (loss) on investments	(.16)	(.14)	.04	(.29)	.15	.02
Total from Investment Operations	.09	.38	.52	.12	.56	.41
Distributions:						
Dividends from investment income−net	(.25)	(.52)	(.49)	(.43)	(.42)	(.41)
Dividends from net realized gain on investments	−	−	(.14)	(.13)	(.01)	−
Total Distributions	(.25)	(.52)	(.63)	(.56)	(.43)	(.41)
Net asset value, end of period	10.72	10.88	11.02	11.13	11.57	11.44
Total Return (%)	.77[c]	3.56	4.87	1.03	5.02	3.61
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.61[d]	.61	.60	.60	.60	.60
Ratio of net expenses to average net assets	.60[d]	.60	.60	.60	.60	.60
Ratio of net investment income to average net assets	4.40[d]	4.69	4.37	3.57	3.57	3.37
Portfolio Turnover Rate	161.56[c,e]	436.92[e]	458.50[e]	388.58[e]	202.27[e]	173.68
Net Assets, end of period ($ x 1,000)	7,412	9,954	9,756	11,794	13,203	14,711

[a] *Effective June 1, 2007, Class R were redesignated as Class I shares.*
[b] *Based on average shares outstanding at each month end.*
[c] *Not annualized.*
[d] *Annualized.*
[e] *The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended April 30, 2008, October 31, 2007, October 31, 2006, October 31, 2005 and October 31, 2004 were 75.35%, 344.58%, 239.66%, 188.33% and 144.28%, respectively.*

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Limited Term Income Fund (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering fourteen series, including the fund. The fund's investment objective is to obtain as high a level of current income as is consistent with safety of principal and maintenance of liquidity. Although the fund may invest in obligations with different remaining maturities, the fund's average maturity normally will not exceed ten years. The Dreyfus Corporation (the "Manager" or "Dreyfus"), a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), serves as investment adviser.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 250 million shares of $.001 par value Capital Stock. The fund currently offers four classes of shares: Class A (50 million shares authorized), Class B (50 million shares authorized), Class C (50 million shares authorized) and Class I (100 million shares authorized). Class A, Class B and Class C shares are sold primarily to retail investors through financial intermediaries and bear a distribution fee and/or service fee. Class A shares are sold with a front-end sales charge, while Class B and Class C shares are subject to a contingent deferred sales charge ("CDSC"). Class B shares automatically convert to Class A shares after six years. The fund does not offer Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class I shares are sold primarily to bank trust departments and other financial service providers (including Mellon Bank, N.A. ("Mellon Bank"), a subsidiary of BNY Mellon and a Dreyfus affiliate) acting on behalf of customers having a qualified trust or investment account or relationship at such institution, and bear no distribution or service fees. Class I shares are offered without a front-end sales charge or CDSC. Each class of shares has identical rights and privileges, except with respect to distribution and service fees and voting rights on matters affecting a single class. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities excluding short-term investments (other than U.S. Treasury Bills), financial futures, options, swaps and forward currency exchange contracts, are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Board of Directors, or are determined by the fund not to reflect accurately fair value, are valued at fair value as determined in good faith under the direction of the Board of Directors. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid and asked price. Investments in swap transactions are valued each business day by an independent pricing service approved by the Board of Directors. Swaps are valued by the service by using a swap pricing model which incorporates among other factors, default probabilities, recovery rates, credit curves of the underlying issuer and swap spreads on interest rates. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in the market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

Pursuant to a securities lending agreement with Mellon Bank, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Collateral is either in the form of cash, which can be invested in certain money market mutual funds managed by the Manager, U.S. Government and Agency securities or Letters of Credit. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ended April 30, 2008, Mellon Bank earned $9,990 from lending fund portfolio securities, pursuant to the securities lending agreement.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Concentration of Risk: The fund invests primarily in debt securities. Failure of an issuer of the debt securities to make timely interest or principal payments, or a decline or the perception of a decline in the credit quality of a debt security, can cause the debt security's price to fall, potentially lowering the fund's share price. In addition, the value of debt securities may decline due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment. They may also decline because of factors that affect a particular industry.

(f) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net; such dividends are paid monthly. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(g) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended April 30, 2008.

Each of the tax years in the three-year period ended October 31, 2007, remains subject to examination by the Internal Revenue Service and state taxing authorities.

The fund has an unused capital loss carryover of $1,135,161 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to October 31, 2007. If not applied, $980,113 of the carryover expires in fiscal 2014 and $155,048 expires in fiscal 2015.

The tax character of distributions paid to shareholders during the fiscal year ended October 31, 2007 was as follows: ordinary income $1,512,987. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended April 30, 2008, the fund did not borrow under the Facility.

NOTE 3—Investment Management Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Management Agreement with the Manager, the Manager provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of .60% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, commitment fees, Rule 12b-1 distribution fees, service fees and expenses, fees and expenses of non-interested Directors (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Directors (including counsel fees). Each Director receives $45,000 per year, plus $6,000 for each joint Board meeting of the Company, The Dreyfus/Laurel Tax-Free Municipal Funds and The Dreyfus/Laurel Funds Trust (collectively, the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. With respect to Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, prior to April 12, 2008 with respect to audit committee meetings, the Chair of the audit committee received $1,350 per meeting. In the event that there is an in-person joint committee meeting or a joint telephone meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Company directly to the non-interested Directors, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Directors.

During the period ended April 30, 2008, the Distributor retained $33 from commissions earned on sales of the fund's Class A shares and $3,538 and $1,043 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under separate Distribution Plans (the "Plans") adopted pursuant to Rule 12b-1 under the Act, Class A shares may pay annually up to .25% of the value of its average daily net assets to compensate the Distributor for shareholder servicing activities and expenses primarily intended to result in the sale of Class A shares. Class B and Class C shares pay the Distributor for distributing their shares at an aggregate annual rate of .50% of the value of the average daily net assets of Class B and Class C shares. Class B and Class C shares are also subject to a service plan adopted pursuant to Rule 12b-1 (the "Service Plan"), under which Class B and Class C shares pay the Distributor for providing certain services to the holders of their shares a fee at the annual rate of .25% of the value of the average daily net assets of Class B and Class C shares. During the period ended April 30, 2008, Class A, Class B and Class C shares were charged $18,695, $8,604 and $16,716, respectively, pursuant to their respective Plans. During the period ended April 30, 2008, Class B and Class C shares were charged $4,302 and $8,358, respectively, pursuant to the Service Plan.

Under its terms, the Plans and Service Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of a majority of those directors who are not "interested persons" of the Company and who have no direct or indirect financial interest in the operation of or in any agreement related to the Plans or Service Plan.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $15,808, Rule 12b-1 distribution plan fees $7,263 and service plan fees $2,115.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities, financial

futures, options transactions, forward currency exchange contracts and swap transactions, during the period ended April 30, 2008, amounted to $70,052,673 and $77,304,468, respectively, of which $37,381,125 in purchases and $37,432,967 in sales were from mortgage dollar roll transactions.

A mortgage dollar roll transaction involves a sale by the fund of mortgage related securities that it holds with an agreement by the fund to repurchase similar securities at an agreed upon price and date. The securities purchased will bear the same interest rate as those sold, but generally will be collateralized by pools of mortgages with different prepayment histories than those securities sold.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in market value of the contracts at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at April 30, 2008, are set forth in the Statement of Financial Futures.

The fund may purchase and write (sell) put and call options in order to gain exposure to or to protect against changes in the market.

As a writer of call options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument decreases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument increases between those dates.

As a writer of put options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument increases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument decreases between those dates.

The following summarizes the fund's call/put options written for the period ended April 30, 2008:

Options Written:	Face Amount Covered by Contracts ($)	Premiums Received ($)	Options Terminated	
			Cost ($)	Net Realized Gain (Loss) ($)
Contracts outstanding October 31, 2007	1,500,000	1,842		
Contracts written	4,220,000	41,050		
Contracts terminated:				
Contract closed	200,000	1,886	4,208	(2,322)
Contracts expired	1,700,000	3,650	–	3,650
Total contracts terminated	1,900,000	5,536	4,208	1,328
Contracts Outstanding April 30, 2008	**3,820,000**	**37,356**		

The fund enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. At April 30, 2008, the fund had no open forward currency exchange contracts outstanding.

The fund may enter into swap agreements to exchange the interest rate on, or return generated by, one nominal instrument for the return generated by another nominal instrument.

The fund accrues for the interim payments on swap contracts on a daily basis, with the net amount recorded within unrealized appreciation (depreciation) on swap contracts in the Statement of Assets and Liabilities. Once the interim payments are settled in cash, the net amount is recorded as realized gain (loss) on swaps, in addition to realized gain (loss) recorded upon the termination of swap contracts in the Statement of Operations. Fluctuations in the value of swap contracts are recorded as a component of net change in unrealized appreciation (depreciation) on investments.

Credit default swaps involve commitments to pay a fixed interest rate in exchange for payment if a credit event affecting a third party (the referenced company) occurs. Credit events may include a failure to pay interest or principal, bankruptcy, or restructuring. For those credit default swaps in which the fund is receiving a fixed rate, the fund is providing credit protection on the underlying instrument. The maximum payouts for these contracts are limited to the notional amount of each swap. At April 30, 2008, the fund had no open credit default swaps.

The fund may enter into interest rate swaps which involve the exchange of commitments to pay and receive interest based on a notional principal amount. At April 30, 2008, the fund had no open interest rate swaps.

Risks may arise upon entering into these agreements from the potential inability of the counterparties to meet the terms of the agreement and are generally limited to the amount of net payments to be received, if any, at the date of default.

At April 30, 2008, accumulated net unrealized depreciation on investments was $808,728, consisting of $172,423 gross unrealized appreciation and $981,151 gross unrealized depreciation.

At April 30, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161 "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

At a meeting of the fund's Board of Directors held on February 12 and 13, 2008, the Board considered the re-approval of the fund's Investment Management Agreement ("Management Agreement"), pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members considered information previously provided to them in a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and representatives of the Manager confirmed that there had been no material changes in this information. The Board also discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the distribution channels for the fund as well as the diversity of distribution among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. The Manager provided the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

<u>Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio.</u> The Board members reviewed the fund's performance and comparisons to a group of retail front-end load, intermediate investment-grade debt funds (the "Performance Group") and to a larger universe of funds, consisting of all retail and institutional intermediate investment-grade debt funds (the "Performance Universe") selected and provided by Lipper, Inc., an independent provider of investment company data. The Board was provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe, as well as the Expense Group and Expense Universe (discussed below). The Board members discussed the results of the comparisons and noted that the fund's yield performance was above the Performance Group and Performance Universe medians for the one-year period ended December 31, 2007 but was below the Performance Group and Performance Group medians for the nine one-year periods ended December 31st prior to 2007 (1998-2006). The Board members noted that the fund's total return performance was below the Performance Group medians (except the 10-year period) and below the Performance Universe medians for the various periods ended December 31, 2007. The Manager also provided a comparison of the fund's total returns to the returns of the fund's benchmark index for each calendar year for the past ten years.

The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios of a comparable group of funds (the "Expense Group") and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. Noting the fund's "unitary fee structure", the Board members noted that the fund's management fee was above the Expense Group and Expense Universe medians but the fund's expense ratio was lower than the Expense Group and Expense Universe medians.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies, and included in the same Lipper category as the fund (the "Similar Funds"), and by other accounts managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the fund (the "Similar Accounts"). The Manager's representatives explained the nature of the Similar Accounts and the differences, from the Manager's perspective, in providing services to such Similar Accounts as compared to managing and providing services to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the fees paid in light of the services provided, noting the fund's "unitary fee" structure. The Board members considered the relevance of the fee information provided for the Similar Funds and the Similar Accounts to evaluate the appropriateness and reasonableness of the fund's management fee. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board previously had been provided with information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board also was informed that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within the range determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided by the Manager.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by the Manager are adequate and appropriate.

- While the Board noted the fund's improvement in its relative yield performance for the year ended December 31, 2007, the Board was concerned with the fund's overall performance. The Board members determined to continue to monitor the fund closely and requested that the Manager provide the Board with an update on the fund's performance and the steps being taken to improve it at a future Board meeting.

- The Board concluded that the fee paid by the fund to the Manager was reasonable in light of the considerations described above.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders and that the Management Agreement would be renewed through April 4, 2009.

NOTES

For More Information

**Dreyfus Premier
Limited Term Income Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols:	Class A: DPIAX	Class B: DPIBX	Class C: DPICX
	Class I: PLTIX		

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0345SA0408

Dreyfus Premier Strategic Income Fund

SEMIANNUAL REPORT April 30, 2008





Dreyfus

Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier Strategic Income Fund, covering the six-month period from November 1, 2007, through April 30, 2008.

Although the U.S. economy has teetered on the brink of recession and the financial markets encountered heightened volatility due to an ongoing credit crisis over the reporting period, we recently have seen signs of potential improvement. The Federal Reserve Board's aggressive easing of monetary policy and innovative measures to inject liquidity into the banking system appear to have reassured many investors. At Dreyfus, we believe that the current economic downturn is likely to be relatively brief by historical standards, but the ensuing recovery may be gradual and prolonged as financial deleveraging and housing price deflation continue to weigh on economic activity.

The implications of our economic outlook for the U.S. Treasury and other bond markets generally are positive. Selling pressure among overleveraged investors has created attractive values in a number of fixed-income asset classes, including some that currently offer highly competitive yields. Your financial advisor can help you assess current risks and take advantage of these longer-term opportunities within the context of your overall investment portfolio.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
May 15, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of November 1, 2007, through April 30, 2008, as provided by Kent Wosepka, Portfolio Manager

Fund and Market Performance Overview

For the six-month period ended April 30, 2008, Class A, Class C and Class I shares of Dreyfus Premier Strategic Income Fund achieved total returns of –0.42%, –0.88% and –0.29%, respectively.[1] In comparison, the fund's benchmark, the Lehman Brothers U.S. Aggregate Index (the "Index"), achieved a total return of 4.08% for the same period.[2]

Although most sectors of the bond market were hurt by an intensifying credit crisis and economic concerns, a "flight to quality" boosted prices of U.S. Treasury securities, enabling the benchmark to produce competitive absolute returns during the reporting period. The fund's returns lagged the benchmark, as its holdings in sectors other than U.S. Treasuries hampered its relative performance to the benchmark.

The Fund's Investment Approach

The fund seeks high current income as its primary goal and capital appreciation as a secondary goal. To pursue these goals, we typically allocate the fund's assets across four sectors of the fixed-income market: U.S. high yield bonds rated below investment grade; U.S. government, investment grade corporate and mortgage-backed securities; foreign debt securities of developed markets; and foreign debt securities of emerging markets.

Our analysis of top down quantitative and macroeconomic factors guides the allocation of assets among market sectors, industries and positioning along the yield curve. Using fundamental analysis, we seek to identify individual securities with high current income, as well as appreciation potential, based on relative value, credit upgrade probability and extensive research into the credit history and current financial strength of the securities' issuers.

Credit Woes Weighed on Spread Sectors

A credit crisis that began over the summer of 2007 in the sub-prime mortgage market continued to dampen investor sentiment throughout the reporting period, causing yields in most segments of the bond market to rise and their prices to fall. The impact of the credit crunch was particularly severe in higher yielding market sectors, such as corporate bonds and mortgage-backed securities, which are known as "spread sectors" for their yield premiums over nominal U.S. Treasury securities. In addition, slumping housing markets and soaring food and energy prices sparked a sharp downturn in the U.S. economy, exerting downward pressure on prices of corporate bonds and other securities that tend to be sensitive to economic conditions. In contrast, U.S. Treasury securities gained value over the reporting period as newly risk-averse investors flocked to the relatively safe haven provided by government-backed investments.

The Federal Reserve Board (the "Fed") responded aggressively to the credit crisis and economic slowdown by injecting liquidity into the U.S. banking system and reducing short-term interest rates from 4.5% at the start of the reporting period to 2% at the end. As a result of these moves, yield differences generally widened along the bond market's maturity range.

Although fixed-income markets remained volatile throughout the reporting period, we began to see signs of improvement after the Fed announced in mid-March that it would participate in a plan to prevent the insolvency of a major investment bank from damaging other financial institutions. Market liquidity appeared to ease through the end of the reporting period, and spread sectors rebounded, offsetting some of their earlier weakness.

Interest Rate Strategies Balanced Allocation Shortfalls

In this challenging market environment, we maintained a focus on income, including an emphasis on higher-yielding securities in a number of spread sectors. Relatively large allocations to asset-backed securities, commercial mortgages and investment-grade and high yield corporate bonds detracted from the fund's relative performance, as did a corresponding underweighted position in U.S. Treasuries. Indeed, when deleveraging pressures caused prices of some spread-sector securities to fall to what we regarded as compelling values, we took advantage of buying opportunities and increased the fund's holdings from certain issuers, such as health care facilities and electric utilities, that we regarded as fundamentally sound. We attempted to avoid bonds of issuers that we believed to be distressed or overleveraged.

The fund achieved better results from its interest-rate strategies. In anticipation of wider yield differences along the market's maturity spectrum, we emphasized bonds in the five-year maturity range, which benefited from the steepening yield curve. We also moved the fund's average duration from a neutral position to one that was slightly longer than industry averages, which enabled the fund to capture incrementally higher yields from longer-dated securities.

Positioned for Eventual Recovery

As of the reporting period's end, the U.S. economy remained depressed and credit markets continued to struggle. However, the Fed's aggressive policies appear to have encouraged investors to look forward to better economic times. The Fed may ease monetary policy further in coming months, but we believe the bulk of the rates cuts are complete for this cycle. Moreover, it appears that much of the damage inflicted by subprime mortgages on major banks has been revealed. Consequently, we have maintained the fund's emphasis on higher-yielding bonds to capture more competitive levels of income and in anticipation of an eventual rebound from currently low valuations.

May 15, 2008

The fund may use derivative instruments, such as options, futures and options on futures, forward contracts, swaps (including credit default swaps on corporate bonds and asset-backed securities), options on swaps, and other credit derivatives. A small investment in derivatives could have a potentially large impact on the fund's performance. The use of derivatives involves risks different from, or possibly greater than, the risks associated with investing directly in the underlying assets. Credit default swaps and similar instruments involve greater risks than if the fund had invested in the reference obligation directly, since, in addition to general market risks, they are subject to illiquidity risk, counterparty risk and credit risks.

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class C shares. Had these charges been reflected, returns would have been lower. Effective June 1, 2007, Class R shares of the fund were renamed Class I shares. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in effect through October 31, 2008, at which time it may be extended, modified or terminated. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers U.S. Aggregate Index is a widely accepted, unmanaged total return index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities and asset-backed securities with an average maturity of 1-10 years.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Strategic Income Fund from November 1, 2007 to April 30, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended April 30, 2008

	Class A	Class C	Class I
Expenses paid per $1,000†	$ 5.41	$ 9.11	$ 4.17
Ending value (after expenses)	$998.00	$991.20	$997.10

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended April 30, 2008

	Class A	Class C	Class I
Expenses paid per $1,000†	$ 5.47	$ 9.22	$ 4.22
Ending value (after expenses)	$1,019.44	$1,015.71	$1,020.69

† Expenses are equal to the fund's annualized expense ratio of 1.09% for Class A, 1.84% for Class C and .84% Class I, multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period).

STATEMENT OF INVESTMENTS

April 30, 2008 (Unaudited)

Bonds and Notes−108.5%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Advertising−.3%				
Lamar Media, Gtd. Notes, Ser. B	6.63	8/15/15	60,000	**56,850**
Aerospace & Defense−.5%				
L-3 Communications, Gtd. Notes, Ser. B	6.38	10/15/15	115,000	**114,281**
Asset-Backed Ctfs./ Auto Receivables−6.5%				
AmeriCredit Automobile Receivables Trust, Ser. 2006-BG, Cl. A3	5.21	10/6/11	126,959	123,972
Americredit Prime Automobile Receivables Trust, Ser. 2007-1, Cl. E	6.96	3/8/16	320,000 [a]	300,400
Capital One Auto Finance Trust, Ser. 2006-C, Cl. A3A	5.07	7/15/11	86,385	84,392
Capital One Auto Finance Trust, Ser. 2007-C, Cl. A2A	5.29	5/17/10	20,000	19,405
Capital One Auto Finance Trust, Ser. 2006-A, Cl. A3	5.33	11/15/10	23,252	23,069
Ford Credit Auto Owner Trust, Ser. 2006-C, Cl. D	6.89	5/15/13	625,000 [a]	487,262
Ford Credit Auto Owner Trust, Ser. 2007-A, Cl. D	7.05	12/15/13	250,000 [a]	187,319
Ford Credit Auto Owner Trust, Ser. 2006-B, Cl. D	7.12	2/15/13	250,000 [a]	218,714
				1,444,533
Asset-Backed Ctfs./Credit Cards−.4%				
American Express Credit Account Master Trust, Ser. 2007-1, Cl. C	2.99	9/15/14	100,000 [a,b]	**81,579**
Asset-Backed Ctfs./ Home Equity Loans−1.1%				
Aames Mortgage Investment Trust, Ser. 2005-4, Cl. B1	5.65	10/25/35	225,000 [b]	20,121
Countrywide Asset-Backed Certificates, Ser. 2006-13, Cl. MV5	3.32	1/25/37	160,000 [b]	21,730
Countrywide Asset-Backed Certificates, Ser. 2004-3, Cl. M3	3.77	5/25/34	21,740 [b]	13,902

Bonds and Notes (continued)		Coupon Rate (%)	Maturity Date	Principal Amount ($)		Value ($)
Asset-Backed Ctfs./ Home Equity Loans (continued)						
Countrywide Asset-Backed Certificates, Ser. 2007-4, Cl. M8		7.20	9/25/37	250,000		109,332
Morgan Stanley Mortgage Loan Trust, Ser. 2006-15XS, Cl. A6B		5.83	11/25/36	70,000	b	53,510
Renaissance Home Equity Loan Trust, Ser. 2005-2, Cl. M9		6.64	8/25/35	40,000	b	15,963
						234,558
Automotive, Trucks & Parts—.2%						
Goodyear Tire & Rubber, Gtd. Notes		8.66	12/1/09	35,000	b	**35,219**
Banks—11.3%						
BAC Capital Trust XIV, Bank Gtd. Notes		5.63	12/31/49	240,000	b	192,941
Bank of America, Jr. Sub. Notes		8.00	12/29/49	105,000	b	107,004
Capital One Financial, Sr. Unsub. Notes		3.27	9/10/09	225,000	b	205,001
Chevy Chase Bank, Sub. Notes		6.88	12/1/13	80,000		75,100
Colonial Bank, Sub. Notes		8.00	3/15/09	200,000		203,185
Glintnir Banki, Notes		2.87	10/15/08	100,000	a,b	99,092
J.P. Morgan & Co., Sub. Notes		6.25	1/15/09	90,000		91,450
KFW, Gov't Gtd. Notes	TRY	17.75	4/24/09	725,000	c	568,557
Royal Bank of Scotland Group, Jr. Sub. Bonds		6.99	10/29/49	135,000	a,b	124,119
Sovereign Bancorp, Sr. Unscd. Notes		2.83	3/23/10	160,000	b	137,035
Sumitomo Mitsui Banking, Sub. Notes		5.63	7/29/49	135,000	a,b	121,925
SunTrust Preferred Capital I, Bank Gtd. Notes		5.85	12/31/49	230,000	b	174,933
USB Capital IX, Gtd. Notes		6.19	4/15/49	450,000	b	342,213

8

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)		Value ($)
Banks (continued)					
Wachovia,					
Notes	5.50	5/1/13	60,000		60,219
					2,502,774
Building & Construction−.8%					
D.R. Horton,					
Gtd. Notes	6.00	4/15/11	80,000		75,600
Home Depot,					
Sr. Unscd. Notes	5.88	12/16/36	65,000		54,510
Masco,					
Sr. Unscd. Notes	3.20	3/12/10	45,000	b	41,763
					171,873
Commercial & Professional Services−1.8%					
Aramark,					
Sr. Unscd. Notes	8.50	2/1/15	55,000		57,613
Donnelley (R.R.) and Sons,					
Sr. Unscd. Notes	5.63	1/15/12	150,000		149,372
Donnelley (R.R.) and Sons,					
Sr. Unscd. Notes	6.13	1/15/17	110,000		107,387
ERAC USA Finance,					
Gtd. Notes	6.38	10/15/17	60,000	a	54,308
Erac USA Finance,					
Gtd. Notes	7.00	10/15/37	30,000	a	24,982
					393,662
Commercial Mortgage Pass-Through Ctfs.−3.1%					
Bayview Commercial Asset Trust,					
Ser. 2004-1, Cl. A	3.26	4/25/34	40,827	a,b	36,854
Bayview Commercial Asset Trust,					
Ser. 2006-3A, Cl. B3	5.50	10/25/36	402,726	a,b	220,214
Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. K	3.79	3/6/20	100,000	a,b	81,293
Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. L	4.04	3/6/20	335,000	a,b	284,750
SBA CMBS Trust,					
Ser. 2006-1A, Cl. D	5.85	11/15/36	65,000	a	58,635
					681,746

Bonds and Notes (continued)		Coupon Rate (%)	Maturity Date	Principal Amount ($)		Value ($)
Diversified Financial Services—20.4%						
Ace INA Holdings, Gtd. Notes		5.80	3/15/18	30,000		30,292
Ameriprise Financial, Jr. Sub. Notes		7.52	6/1/66	110,000	b	101,746
Block Financial, Gtd. Notes		7.88	1/15/13	100,000		107,551
Capmark Financial Group, Gtd. Notes		5.88	5/10/12	355,000	a	295,201
Citigroup, Sr. Unscd. Notes		5.50	4/11/13	295,000		297,115
Credit Suisse Guernsey, Jr. Sub. Notes		5.86	5/29/49	30,000	b	25,435
FCE Bank, Sr. Unscd. Notes	EUR	5.73	9/30/09	235,000	b,c	343,442
Ford Motor Credit, Sr. Unscd. Notes		5.80	1/12/09	230,000		224,933
Ford Motor Credit, Sr. Unscd. Notes		7.38	10/28/09	65,000		62,592
General Electric Capital, Sr. Unscd. Notes		5.63	5/1/18	155,000		156,882
Goldman Sachs Capital II, Gtd. Bonds		5.79	12/29/49	180,000	b	135,894
Goldman Sachs Group, Sub. Notes		6.75	10/1/37	245,000		240,831
HUB International Holdings, Sr. Sub. Notes		10.25	6/15/15	170,000	a	124,950
Janus Capital Group, Sr. Unscd. Notes		6.25	6/15/12	220,000		219,147
Lehman Brothers Holdings, Sub. Notes		6.88	7/17/37	155,000		144,130
Leucadia National, Sr. Unscd. Notes		7.00	8/15/13	115,000		114,425
Leucadia National, Sr. Unscd. Notes		7.13	3/15/17	340,000		326,400
Lincoln National, Jr. Sub. Bonds		6.05	4/20/67	130,000	b	111,864
LVB Acquisition Merger, Gtd. Bonds		11.63	10/15/17	45,000	a	48,037

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Diversified Financial Services (continued)				
Merrill Lynch & Co., Sr. Unscd. Notes, Ser. C	4.25	2/8/10	361,000	353,075
Merrill Lynch & Co., Sr. Unscd. Notes	6.05	8/15/12	210,000	209,582
Metropolitan Life Global Funding I, Sr. Scd. Notes	5.13	4/10/13	100,000 a	100,102
Morgan Stanley, Sr. Unscd. Notes	6.60	4/1/12	140,000	143,284
Pacific Life Global Funding, Notes	3.75	1/15/09	125,000 a	124,985
Pacific Life Global Funding, Notes	5.15	4/15/13	55,000 a	55,112
SLM, Notes, Ser. A	4.50	7/26/10	325,000	290,076
UCI Holdco, Sr. Unscd. Notes	10.30	12/15/13	57,666 b	52,764
WEA Finance, Sr. Notes	7.13	4/15/18	50,000 a	51,830
Willis North America, Gtd. Notes	6.20	3/28/17	20,000	19,552
				4,511,229
Electric Utilities–4.7%				
AES, Sr. Unsub. Notes	8.88	2/15/11	105,000	111,563
Edison Mission Energy, Sr. Unscd. Notes	7.50	6/15/13	200,000	209,000
Enel Finance International, Gtd. Bonds	6.25	9/15/17	350,000 a	361,071
Energy Future Holdings, Gtd. Notes	10.88	11/1/17	130,000 a	139,100
National Grid, Sr. Unscd. Notes	6.30	8/1/16	35,000	35,817
Nisource Finance, Gtd. Notes	6.40	3/15/18	85,000	83,932
Pacific Gas & Electric, Sr. Unscd. Notes	6.35	2/15/38	95,000	98,686
				1,039,169

Bonds and Notes (continued)		Coupon Rate (%)	Maturity Date	Principal Amount ($)		Value ($)
Environmental Control–.8%						
Allied Waste North America, Sr. Scd. Notes, Ser. B		5.75	2/15/11	120,000		119,400
Oakmont Asset Trust, Notes		4.51	12/22/08	60,000	a	60,344
						179,744
Food & Beverages–1.5%						
Delhaize Group, Sr. Unsub. Notes		6.50	6/15/17	35,000		37,004
Kraft Foods, Sr. Unscd. Notes		6.13	2/1/18	45,000		46,016
Kraft Foods, Sr. Unscd. Notes		6.88	2/1/38	60,000		62,401
Kroger, Gtd. Notes		6.15	1/15/20	50,000		52,179
Safeway, Sr. Unscd. Notes		6.35	8/15/17	30,000		31,932
Stater Brothers Holdings, Gtd. Notes		8.13	6/15/12	115,000		117,300
						346,832
Foreign/Governmental–9.5%						
Banco Nacional de Desenvolvimento Economico e Social, Unsub. Notes		5.33	6/16/08	210,000	b	210,525
Egypt Treasury Bill, Bills, Ser. 364	EGP	0.00	9/23/08	1,800,000		326,480
Province of Ontario Canada, Unsub. Notes	TRY	19.25	12/12/08	960,000	c	753,040
Republic of Argentina, Sr. Unscd. Bonds		3.09	8/3/12	1,485,000	b	804,499
						2,094,544
Health Care–2.8%						
Davita, Gtd. Notes		6.63	3/15/13	115,000		115,000
HCA, Sr. Unscd. Notes		6.75	7/15/13	150,000		139,500
HCA, Sr. Unscd. Notes		7.88	2/1/11	29,000		29,507
HCA, Sr. Unscd. Notes		8.75	9/1/10	170,000		175,525

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Health Care (continued)				
Medco Health Solutions, Sr. Unscd. Notes	7.25	8/15/13	160,000	169,675
				629,207
Lodging & Entertainment−.7%				
MGM Mirage, Gtd. Notes	8.38	2/1/11	115,000	115,000
MGM Mirage, Gtd. Notes	8.50	9/15/10	35,000	36,050
				151,050
Media−4.0%				
Comcast, Gtd. Notes	3.01	7/14/09	225,000 b	221,035
News America, Gtd. Notes	6.15	3/1/37	345,000	335,223
Reed Elsevier Capital, Gtd. Notes	4.63	6/15/12	250,000	242,056
Time Warner, Gtd. Notes	3.30	11/13/09	85,000 b	82,046
				880,360
Oil & Gas Exploration−1.0%				
Anadarko Petroleum, Sr. Unscd. Notes	3.20	9/15/09	180,000 b	176,979
WeatherFord International, Gtd. Notes	5.15	3/15/13	40,000	40,195
				217,174
Packaging & Containers−1.7%				
Crown Americas, Gtd. Notes	7.63	11/15/13	115,000	120,175
Crown Americas, Gtd. Notes	7.75	11/15/15	110,000	116,600
Jefferson Smurfit, Sr. Unscd. Notes	8.25	10/1/12	155,000	141,825
				378,600
Paper & Paper Related−.9%				
Georgia-Pacific, Sr. Unscd. Notes	8.13	5/15/11	135,000	140,569
Newpage, Gtd. Notes	12.00	5/1/13	55,000	58,575
				199,144

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Pre-Refunded Muni–1.5%				
California Department of Water Resources, Power Supply Revenue Bonds	5.13	5/1/18	60,000 d	65,600
City of New York, GO, Ser. D	5.38	6/1/32	25,000 d	27,340
City of New York, GO, Ser. J	5.50	6/1/21	10,000 d	11,143
Clark County School District, GO, Ser. F (Insured; FSA)	5.50	6/15/17	15,000 d	16,419
Clark County School District, GO, Ser. F (Insured; FSA)	5.50	6/15/18	10,000 d	10,946
Clark County, GO (Bond Bank) (Insured; MBIA)	5.25	6/1/20	15,000 d	16,452
Cypress-Fairbanks Independent School District, GO, Ser. A (Schoolhouse) (Insured; PSF-GTD)	5.25	2/15/22	10,000 d	10,489
Denver City and County, Excise Tax Revenue (Colorado Convention Center Project) (Insured; FSA)	5.00	9/1/20	10,000 d	10,626
Fort Worth Independent School District, GO (Insured; PSF-GTD)	6.00	2/15/20	25,000 d	26,547
Los Angeles County Metropolitan Transportation Authority, Proposition A First Tier Senior Sales Tax Revenue (Insured; FSA)	5.00	7/1/31	15,000 d	16,231
Los Angeles Unified School District, GO, Ser. A (Insured; MBIA)	5.00	1/1/28	25,000 d	27,371
Miami, GO (Homeland Defense/Neighborhood) (Insured; MBIA)	5.50	1/1/22	15,000 d	16,332
New York State Urban Development, Personal Income Tax-Ser. C-1, Revenue Bonds	5.00	3/15/33	30,000 d	32,694
New York State Urban Development, Personal Income Tax-Ser. B, Revenue Bonds	5.13	3/15/29	10,000 d	10,954

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Pre-Refunded Muni (continued)				
Shelby County, GO, Ser. A (Public Improvement and School Bonds) (Insured; MBIA)	5.00	3/1/14	10,000 d	10,626
Williamson County, GO, Ser. A (Insured; FSA)	6.00	8/15/14	5,000 d	5,394
Wisconsin, GO, Ser. G (Insured; MBIA)	5.00	5/1/15	15,000 d	16,344
				331,508
Real Estate Investment Trusts–1.0%				
Federal Realty Investment Trust, Sr. Unscd. Notes	5.40	12/1/13	50,000	47,790
Liberty Property, Sr. Unscd. Notes	6.63	10/1/17	190,000	179,636
				227,426
Residential Mortgage Pass-Through Ctfs.–.2%				
New Century Alternative Mortgage Loan Trust, Ser. 2006-ALT2, Cl. AF6A	5.89	10/25/36	60,000 b	**41,441**
Retail–1.4%				
Bausch & Lomb, Sr. Unscd. Notes	9.88	11/1/15	165,000 a	176,138
Macys Retail Holdings, Gtd. Notes	5.35	3/15/12	80,000	74,611
Neiman Marcus Group, Gtd. Notes	10.38	10/15/15	55,000	58,025
				308,774
Specialty Steel–.6%				
Steel Dynamics, Sr. Notes	7.38	11/1/12	135,000 a	**138,038**
State/Territory Gen Oblg–2.2%				
California GO (Insured; AMBAC)	3.50	10/1/27	65,000	53,594
Michigan Tobacco Settlement Finance Authority, Tobacco Settlement Asset-Backed Bonds	7.05	6/1/34	440,000 b	417,256

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
State/Territory Gen Oblg (continued)				
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds	4.50	6/1/23	25,000	22,697
				493,547
Telecommunications−4.2%				
America Movil, Gtd. Notes	2.76	6/27/08	15,000 [b]	14,963
Intelsat Bermuda, Gtd. Notes	11.25	6/15/16	50,000	50,938
Intelsat, Sr. Unscd. Notes	7.63	4/15/12	55,000	46,475
Qwest, Sr. Unscd. Notes	6.05	6/15/13	210,000 [b]	202,125
Sprint Capital, Gtd. Notes	6.88	11/15/28	45,000	35,072
Sprint Capital, Gtd. Notes	7.63	1/30/11	175,000	165,912
Telefonica Emisiones, Gtd. Notes	2.84	6/19/09	85,000 [b]	84,104
Time Warner Cable, Gtd. Notes	5.85	5/1/17	105,000	104,377
Time Warner, Gtd. Notes	5.88	11/15/16	225,000	219,685
				923,651
U.S. Government Agencies/ Mortgage-Backed−9.8%				
Federal National Mortgage Association:				
5.50%			1,600,000 [e]	1,609,748
6.50%			535,000 [e]	553,642
				2,163,390
U.S. Government Securities−13.6%				
U.S. Treasury Bonds:				
4.50%, 2/15/36			127,000	127,258
5.00%, 5/15/37			5,000	5,420

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
U.S. Government Securities (continued)				
U.S. Treasury Notes:				
1.75%, 3/31/10			1,920,000	1,902,451
3.63%, 12/31/12			540,000	554,682
4.50%, 4/30/12			395,000	419,472
				3,009,283
Total Bonds and Notes				
(cost $25,532,161)				**23,981,186**

Preferred Stocks−.4%			Shares	Value ($)
Manufacturing				
CIT Group				
Conv., Cum. $1.0979				
(cost $232,962)			9,300	**108,810**

Options−.4%			Face Amount Covered by Contracts ($)	Value ($)
Call Options				
3-Month Floor USD Libor-BBA				
Interest Rate, October 2009 @ 2.5			1,660,000	2,626
3-Month USD Libbor-BBA, Swaption			210,000	29,526
6-Month USD Libor-BBA, Swaption			870,000	73,083
Total Options				
(cost $96,139)				**105,235**

Short-Term Investments−9.7%			Principal Amount ($)	Value ($)
U.S. Government Agencies−6.8%				
Federal National Mortgage				
Association, 1.50%, 5/13/08			1,500,000	**1,499,250**
U.S. Treasury Bills−2.9%				
1.27%, 5/15/08			640,000 [f]	**639,760**
Total Short-Term Investments				
(cost $2,138,933)				**2,139,010**

Other Investment—1.4%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $301,000)	301,000 g	**301,000**
Total Investments (cost $28,301,195)	**120.4%**	**26,635,241**
Liabilities, Less Cash and Receivables	**(20.4%)**	**(4,534,574)**
Net Assets	**100.0%**	**22,100,667**

a *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At April 30, 2008, these securities amounted to $4,056,354 or 18.4% of net assets.*

b *Variable rate security—interest rate subject to periodic change.*

c *Principal amount stated in U.S. Dollars unless otherwise noted.*
EGP—Egyptian Pound
EUR—Euro
TRY—Turkish Lira

d *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

e *Purchased on a forward commitment basis.*

f *All or partially held by a broker as collateral for open financial futures positions.*

g *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
Corporate Bonds	62.1	State/Government	
U.S. Government & Agencies	23.4	General Obligations	2.2
Asset/Mortgage-Backed	11.3	Preferred Stocks	.5
Short-Term/Money		Options	.4
Market Investments	11.1		
Foreign/Governmental	9.5		**120.5**

† Based on net assets.
See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

April 30, 2008 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation (Depreciation) at 4/30/2008 ($)
Financial Futures Long				
Euro-Bobl	7	1,189,748	June 2008	(32,479)
British Long Gilt	4	861,256	June 2008	(19,742)
U.S. Treasury 5 Year Notes	33	3,695,484	June 2008	(47,434)
U.S. Treasury 10 Year Notes	5	579,063	June 2008	(9,965)
Financial Futures Short				
U.S. Treasury 30 year Bonds	8	(935,125)	June 2008	6,622
				(102,998)

See notes to financial statements.

STATEMENT OF OPTIONS WRITTEN

April 30, 2008 (Unaudited)

	Face Amount Covered by Contracts ($)	Value ($)
Call Options		
3-Month USD Libor-BBA, Swaption	435,000	–
3-Month USD Libor-BBA, Swaption	215,000	(2,338)
3-Month USD Libor-BBA, Swaption	220,000	(203)
3-Month USD Libor-BBA, Swaption	420,000	(4,634)
3-Month USD Libor-BBA, Swaption	430,000	(321)
Put Options		
3-Month USD Libor-BBA, Swaption	435,000	(10,808)
3-Month USD Libor-BBA, Swaption	215,000	(2,022)
3-Month USD Libor-BBA, Swaption	220,000	(3,928)
3-Month USD Libor-BBA, Swaption	420,000	(2,304)
3-Month USD Libor-BBA, Swaption	430,000	(7,785)
(Premiums received $33,693)		**(34,343)**

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

April 30, 2008 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments:		
Unaffiliated issuers	28,000,195	26,334,241
Affiliated issuers	301,000	301,000
Cash		10,466
Cash denominated in foreign currencies	105,543	106,497
Receivable for investment securities sold		454,080
Dividends and interest receivable		309,198
Unrealized appreciation on forward currency exchange contracts–Note 4		129,677
Receivable for shares of Capital Stock subscribed		38,010
Receivable for futures variation margin–Note 4		7,094
Receivable from broker for swap transactions		5,780
Unrealized appreciation on swap contracts–Note 4		5,379
Swaps premium paid–Note 4		1,349
Prepaid expenses		11,248
		27,714,019
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(d)		21,831
Payable for investment securities purchased		5,157,428
Unrealized depreciation on swap contracts–Note 4		349,479
Outstanding options written, at value (premiums received $33,693)–See Statement of Options Written–Note 4		34,343
Unrealized depreciation on forward currency exchange contracts–Note 4		5,267
Accrued expenses		45,004
		5,613,352
Net Assets ($)		**22,100,667**
Composition of Net Assets ($):		
Paid-in capital		23,161,374
Accumulated undistributed investment income–net		113,986
Accumulated net realized gain (loss) on investments		816,367
Accumulated net unrealized appreciation (depreciation) on investments, foreign currency transactions, options transactions and swap transactions [including ($102,998) net unrealized (depreciation) on financial futures]		(1,991,060)
Net Assets ($)		**22,100,667**

Net Asset Value Per Share

	Class A	Class C	Class I
Net Assets ($)	20,322,460	1,173,791	604,416
Shares Outstanding	1,694,255	98,157	50,354
Net Asset Value Per Share ($)	**11.99**	**11.96**	**12.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended April 30, 2008 (Unaudited)

Investment Income ($):	
Income:	
Interest	769,933
Dividends:	
Unaffiliated issuers	17,711
Affiliated issuers	12,880
Total Income	**800,524**
Expenses:	
Management fee–Note 3(a)	65,079
Auditing fees	33,803
Shareholder servicing costs–Note 3(d)	31,207
Registration fees	17,101
Custodian fees–Note 3(d)	9,861
Legal fees	4,712
Prospectus and shareholders' reports	4,133
Distribution fees–Note 3(c)	3,821
Directors' fees and expenses–Note 3(b)	718
Miscellaneous	14,546
Total Expenses	**184,981**
Less–reduction in management fee due to undertaking–Note 3(a)	(62,443)
Less–reduction in fees due to earnings credits–Note 1(c)	(1,459)
Net Expenses	**121,079**
Investment Income-Net	**679,445**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	166,514
Net realized gain (loss) on options transactions	99,349
Net realized gain (loss) on financial futures	737,961
Net realized gain (loss) on swap transactions	387,234
Net realized gain (loss) on forward currency exchange contracts	(395,721)
Net Realized Gain (Loss)	**995,337**
Net unrealized appreciation (depreciation) on investments, foreign currency transactions, options transactions and swap transactions [including ($235,794) net unrealized (depreciation) on financial futures]	(1,803,139)
Net Realized and Unrealized Gain (Loss) on Investments	**(807,802)**
Net (Decrease) in Net Assets Resulting from Operations	**(128,357)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended April 30, 2008 (Unaudited)	Year Ended October 31, 2007[a]
Operations ($):		
Investment income–net	679,445	1,288,705
Net realized gain (loss) on investments	995,337	205,867
Net unrealized appreciation (depreciation) on investments	(1,803,139)	(538,366)
Net Increase (Decrease) in Net Assets Resulting from Operations	**(128,357)**	**956,206**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A Shares	(663,287)	(1,198,772)
Class C Shares	(29,260)	(54,276)
Class I Shares	(21,420)	(54,961)
Net realized gain on investments:		
Class A Shares	(243,473)	(146,253)
Class C Shares	(11,141)	(8,014)
Class I Shares	(7,770)	(7,293)
Total Dividends	**(976,351)**	**(1,469,569)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A Shares	3,541,024	7,684,736
Class C Shares	434,611	472,797
Class I Shares	–	30,000
Dividends reinvested:		
Class A Shares	860,137	1,298,776
Class C Shares	32,144	57,453
Class I Shares	29,190	62,254
Cost of shares redeemed:		
Class A Shares	(5,259,128)	(1,769,377)
Class C Shares	(221,609)	(368,763)
Class I Shares	(200,000)	(50,000)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(783,631)**	**7,417,876**
Total Increase (Decrease) in Net Assets	**(1,888,339)**	**6,904,513**
Net Assets ($):		
Beginning of Period	23,989,006	17,084,493
End of Period	**22,100,667**	**23,989,006**
Undistributed investment income–net	113,986	148,508

	Six Months Ended April 30, 2008 (Unaudited)	Year Ended October 31, 2007[a]
Capital Share Transactions:		
Class A		
Shares sold	287,490	604,809
Shares issued for dividends reinvested	69,786	102,101
Shares redeemed	(422,017)	(140,966)
Net Increase (Decrease) in Shares Outstanding	**(64,741)**	**565,944**
Class C		
Shares sold	35,230	37,979
Shares issued for dividends reinvested	2,614	4,518
Shares redeemed	(17,723)	(29,829)
Net Increase (Decrease) in Shares Outstanding	**20,121**	**12,668**
Class I		
Shares sold	–	2,331
Shares issued for dividends reinvested	2,367	4,888
Shares redeemed	(15,911)	(3,991)
Net Increase (Decrease) in Shares Outstanding	**(13,544)**	**3,228**

[a] *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended April 30 2008 (Unaudited)	Year Ended October 31, 2007	2006[a]
Per Share Data ($):			
Net asset value, beginning of period	12.62	12.95	12.50
Investment Operations:			
Investment income−net[b]	.38	.81	.18
Net realized and unrealized gain (loss) on investments	(.44)	(.19)	.40
Total from Investment Operations	(.06)	.62	.58
Distributions:			
Dividends from investment income−net	(.41)	(.83)	(.13)
Dividends from net realized gain on investments	(.16)	(.12)	−
Total Distributions	(.57)	(.95)	(.13)
Net asset value, end of period	11.99	12.62	12.95
Total Return (%)[c]	(.42)[d]	4.98	4.69[d]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	1.67[e]	1.74	2.75[e,f]
Ratio of net expenses to average net assets	1.09[e]	1.10	1.05[e]
Ratio of net investment income to average net assets	6.29[e]	6.37	4.62[e]
Portfolio Turnover Rate[g]	132.98[d]	310.92	279.33[d]
Net Assets, end of period ($ x 1,000)	20,322	22,200	15,452

[a] *From July 11, 2006 (commencement of operations) to October 31, 2006.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
[e] *Annualized.*
[f] *The fund's expense ratio net of earnings credits for Class A was 2.71%.*
[g] *The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended April 30, 2008, October 31, 2007 and October 31, 2006, were 110.14%, 285.25% and 271.65%, respectively.*

See notes to financial statements.

Class C Shares	Six Months Ended April 30 2008 (Unaudited)	Year Ended October 31,	
		2007	2006[a]
Per Share Data ($):			
Net asset value, beginning of period	12.59	12.94	12.50
Investment Operations:			
Investment income–net [b]	.33	.71	.15
Net realized and unrealized gain (loss) on investments	(.43)	(.18)	.40
Total from Investment Operations	(.10)	.53	.55
Distributions:			
Dividends from investment income–net	(.37)	(.76)	(.11)
Dividends from net realized gain on investments	(.16)	(.12)	–
Total Distributions	(.53)	(.88)	(.11)
Net asset value, end of period	11.96	12.59	12.94
Total Return (%)[c]	(.88)[d]	4.26	4.44[d]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	2.49[e]	2.55	3.52[e,f]
Ratio of net expenses to average net assets	1.84[e]	1.85	1.80[e]
Ratio of net investment income to average net assets	5.51[e]	5.55	3.87[e]
Portfolio Turnover Rate [g]	132.98[d]	310.92	279.33[d]
Net Assets, end of period ($ x 1,000)	1,174	982	846

[a] From July 11, 2006 (commencement of operations) to October 31, 2006.

[b] Based on average shares outstanding at each month end.

[c] Exclusive of sales charge.

[d] Not annualized.

[e] Annualized.

[f] The fund's expense ratios net of earnings credits for Class C was 3.47%.

[g] The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended April 30, 2008, October 31, 2007 and October 31, 2006 were 110.14%, 285.25% and 271.65%, respectively.

See notes to financial statements.

Class I Shares	Six Months Ended April 30 2008 (Unaudited)	Year Ended October 31,	
		2007a	2006b
Per Share Data ($):			
Net asset value, beginning of period	12.62	12.95	12.50
Investment Operations:			
Investment income−netc	.39	.84	.19
Net realized and unrealized gain (loss) on investments	(.43)	(.19)	.40
Total from Investment Operations	(.04)	.65	.59
Distributions:			
Dividends from investment income−net	(.42)	(.86)	(.14)
Dividends from net realized gain on investments	(.16)	(.12)	−
Total Distributions	(.58)	(.98)	(.14)
Net asset value, end of period	12.00	12.62	12.95
Total Return (%)	(.29)d	5.22	4.76d
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	1.46e	1.53	2.51e,f
Ratio of net expenses to average net assets	.84e	.85	.81e
Ratio of net investment income to average net assets	6.56e	6.54	4.87e
Portfolio Turnover Rateg	132.98d	310.92	279.33d
Net Assets, end of period ($ x 1,000)	604	807	786

a *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*
b *From July 11, 2006 (commencement of operations) to October 31, 2006.*
c *Based on average shares outstanding at each month end.*
d *Not annualized.*
e *Annualized.*
f *The fund's expense ratio net of earnings credits for Class I was 2.47%.*
g *The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended April 30, 2008, October 31, 2007 and October 31, 2006 were 110.14%, 285.25% and 271.65%, respectively.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Strategic Income Fund (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering fourteen series, including the fund. The fund's investment objective is to seek high current income as its primary goal and capital appreciation as its secondary goal. The Dreyfus Corporation (the "Manager" or "Dreyfus"), a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), serves as investment manager.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 300 million shares of $.001 par value Capital Stock. The fund currently offers three classes of shares: Class A (100 million shares authorized), Class C (100 million shares authorized) and Class I (100 million shares authorized). Class A and Class C shares are sold primarily to retail investors through financial intermediaries and bear a distribution fee and/or shareholder service fee. Class A shares are sold with a front-end sales charge, while Class C shares are subject to a contingent deferred sales charge ("CDSC"). Class I shares are sold primarily to bank trust departments and other financial service providers (including Mellon Bank, N.A. ("Mellon Bank"), a subsidiary of BNY Mellon and a Dreyfus affiliate), acting on behalf of customers having a qualified trust or investment account or relationship at such institution, and bear no distribution or service fees. Class I shares are offered without a front-end sales charge or CDSC. Each class of shares has identical rights and privileges, except with respect to distribution and service fees, the allocation of certain transfer agency costs and voting rights on matters affecting a single class. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or loses on investments are allocated to each class of shares based on its relative net assets.

As of April 30, 2008, MBC Investments Corp., an indirect subsidiary of BNY Mellon, held 856,692 of Class A, 46,894 of Class C and 47,837 of Class I shares of the fund.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations: expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities excluding short-term investments (other than U.S. Treasury Bills), financial futures, options, swaps and forward currency exchange contracts are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available and are not valued by a pricing service approved by the Board of Directors, or are determined by the fund not to reflect accurately fair value are valued at fair value as determined in good faith under the direction of the Board of Directors. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid and asked price. Investments in swap transactions are valued each business day by an independent pricing service approved by the Board of Directors. Swaps are valued by the service by using a swap pricing model which incorporates among other factors, default probabilities, recovery rates, credit curves of the underlying issuer and swap spreads on interest rates. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in the market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gains or losses on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Concentration of Risk: The fund invests primarily in debt securities. Failure of an issuer of the debt securities to make timely interest or principal payments, or a decline or the perception of a decline in the credit quality of a debt security, can cause the debt security's price to fall, potentially lowering the fund's share price. High yield ("junk") bonds involve greater credit risk, including the risk of default, than investment grade bonds, and are considered predominantly speculative with respect to the issuer's continuing ability to make principal and interest payments. In addition, the value of debt securities may decline due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment. They may also decline because of factors that affect a particular industry.

(f) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid monthly. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

On April 30, 2008, the Board of Directors declared a cash dividend of $.041, $.037 and $.042 per share from undistributed investment income-net for Class A, Class C and Class I shares, respectively, payable on May 1, 2008 (ex-dividend date), to shareholders of record as of the close of business on April 30, 2008.

(g) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended April 30, 2008.

Each of the tax periods ended October 31, 2007, remains subject to examination by the Internal Revenue Service and state taxing authorities.

The tax character of distributions paid to shareholders during the fiscal year ended October 31, 2007 was as follows: ordinary income $1,452,520 and long-term capital gains $17,049. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Lines of Credit:

The fund may borrow up to $1 million for leveraging purposes under a short-term unsecured line of credit and participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended April 30, 2008, the fund did not borrow under either line of credit.

NOTE 3—Investment Management Fee and Other Transactions with Affiliates:

(a) Pursuant to an Investment Management Agreement with the Manager and the Company, the Company has agreed to pay the Manager a management fee computed at the annual rate of .60% of the value of the fund's average daily net assets and is payable monthly. The Manager has contractually agreed to waive receipt of its fees and/or assume certain expenses of the fund, until October 31, 2008, so the expenses, exclusive of taxes, brokerage fees, interest on borrowings, Rule 12b-1 distribution plan fees, shareholder services fees and extraordinary expenses, do not exceed an annual rate of .85% of the value of the fund's average daily net assets. The reduction in management fee, pursuant to the undertaking, amounted to $62,443 during the period ended April 30, 2008.

(b) Each Director receives $45,000 per year, plus $6,000 for each joint Board meeting of the Company, The Dreyfus/Laurel Tax-Free Municipal Funds and The Dreyfus/Laurel Funds Trust (collectively, the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. With respect to Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, prior to April 12, 2008 with respect to audit committee meetings, the Chair of the audit committee received $1,350 per meeting. In the event that there is an in-person joint committee meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Company directly to the non-interested Directors, that would be applied to offset a portion of the management fee payable by certain other series of the Company to the Manager, are in fact paid directly by the Manager to the non-interested Directors.

During the period ended April 30, 2008 the Distributor retained $202 from CDSC on redemptions of the fund's Class C shares.

(c) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class C shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of their average daily net assets. During the period ended April 30, 2008, Class C shares were charged $3,821, pursuant to the Plan.

(d) Under the Shareholder Services Plan, Class A and Class C shares pay the Distributor for the provision of certain services to the holders of their shares at an annual rate of .25% of the value of their average daily net assets. During the period ended April 30, 2008, Class A and Class C shares were charged $25,042 and $1,274, respectively, pursuant to the Shareholder Services Plan. Other amounts included in shareholder servicing costs relate to transfer agent charges.

Under its terms, the Plan and Shareholder Services Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of a majority of those directors who are not " interested persons" of the Company and who have no direct or indirect financial interest in the operation of or in any agreement related to the Plan or Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended April 30, 2008, the fund was charged $2,305 pursuant to the transfer agency agreement.

The fund compensates The Bank of New York, a subsidiary of BNY Mellon and a Dreyfus affiliate, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended April 30, 2008, the fund was charged $92 pursuant to the cash management agreement.

The fund compensates Mellon Bank under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended April 30, 2008, the fund was charged $113 pursuant to the cash management agreement.

The fund compensates Mellon Bank, under a custody agreement for providing custodial services for the fund. During the period ended April 30, 2008, the fund was charged $9,861 pursuant to the custody agreement.

During the period ended April 30, 2008, the fund was charged $2,820 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $10,847, Rule 12b-1 distribution plan fees $703, shareholder services plan fees $4,396, custodian fees $7,514, chief compliance officer fees $1,880 and transfer agency per account fees $600, which are offset against a reimbursement currently in effect in the amount of $4,109.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities, forward currency exchange contracts, financial futures, options transactions and swap transactions during the period ended April 30, 2008, amounted to $25,974,554 and $24,937,154, of which $5,161,158 in purchases and $5,171,693 in sales were from mortgage dollar roll transactions.

A mortgage dollar roll transaction involves a sale by the fund of mortgage related securities that it holds with an agreement by the fund to repurchase similar securities at an agreed upon price and date. The securities purchased will bear the same interest rate as those sold, but generally will be collateralized by pools of mortgages with different prepayment histories than those securities sold.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in the market value of the contracts at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at April 30, 2008, are set forth in the Statement of Financial Futures.

The fund may purchase and write (sell) put and call options in order to gain exposure to or protect against changes in the market.

As a writer of call options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instruments underlying the options. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument decreases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument increases between those dates.

As a writer of put options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instruments underlying the options. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument increases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument decreases between those dates.

The following table summarizes the fund's call/put options written during the period ended April 30, 2008:

	Face Amount Covered by Contracts ($)	Premiums Received ($)	Options Terminated	
Options Written:			Cost ($)	Net Realized Gain (Loss) ($)
Contracts outstanding October 31, 2007	3,900,000	7,827		
Contracts written	137,840,000	114,530		
Contracts terminated:				
Closed	134,500,000	75,725	106,199	(30,474)
Expired	3,800,000	12,939	–	12,939
Total contracts terminated	138,300,000	88,664	106,199	(17,535)
Contracts outstanding April 30, 2008	**3,440,000**	**33,693**		

The fund enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions.

When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. The following summarizes open forward currency exchange contracts at April 30, 2008:

Forward Currency Exchange Contracts	Foreign Currency Amounts	Cost ($)	Value ($)	Unrealized Appreciation (Depreciation) ($)
Purchases:				
Brazilian Real, Expiring 6/18/2008	250,000	141,483	148,445	6,962
Brazilian Real, Expiring 6/18/2008	100,000	56,609	59,378	2,769
Brazilian Real, Expiring 6/18/2008	230,000	129,907	136,569	6,662
China Renminbi Expiring 3/26/2009	1,350,000	206,707	207,874	1,167
Colombian Peso, Expiring 5/09/2008	200,000,000	109,170	113,340	4,170
Hungary Forint, Expiring 5/09/2008	18,000,000	109,286	111,198	1,912
Israeli Shekel, Expiring 5/09/2008	400,000	111,483	117,088	5,605
New Zealand Dollar, Expiring 6/18/2008	60,000	47,430	46,507	(923)
Polish Zloty, Expiring 5/09/2008	240,000	107,696	108,457	761
Romanian Leu Expiring 5/09/2008	260,000	109,198	110,566	1,368
Russian Ruble, Expiring 6/18/2008	5,880,000	247,137	248,166	1,029

Forward Currency Exchange Contracts	Foreign Currency Amounts	Cost ($)	Value ($)	Unrealized Appreciation (Depreciation) ($)
Purchases (continued):				
Saudi Arabia Riyal, Expiring 6/18/2008	820,000	219,951	218,918	(1,033)
Saudi Arabia Riyal, Expiring 6/18/2008	1,365,000	365,814	364,418	(1,396)
Sales:		Proceeds ($)		
China Renminbi, Expiring 3/26/2009	1,350,000	213,354	207,873	5,481
Euro, Expiring 6/18/2008	70,000	107,141	109,056	(1,915)
Japanese Yen, Expiring 6/18/2008	4,824,390	47,430	46,533	897
Turkish Lira, Expiring 12/12/2008	1,015,000	776,503	728,785	47,718
Turkish Lira, Expiring 4/24/2009	845,000	617,858	574,682	43,176
Total				**124,410**

The fund may enter into swap agreements to exchange the interest rate on, or return generated by, one nominal instrument for the return generated by another nominal instrument.

The fund accrues for the interim payments on swap contracts on a daily basis, with the net amount recorded within unrealized appreciation (depreciation) of swap contracts in the Statement of Assets and Liabilities. Once the interim payments are settled in cash, the net amount is recorded as realized gain (loss) on swaps, in addition to realized gain (loss) recorded upon the termination of swap contracts in the Statement of Operations. Fluctuations in the value of swap contracts are recorded as a component of net change in unrealized appreciation (depreciation) on investments.

The fund may enter into interest rate swaps which involve the exchange of commitments to pay and receive interest based on a notional principal amount. As of April 30, 2008, there were no open interest rate swaps.

Credit default swaps involve commitments to pay or receive a fixed interest rate in exchange for payment if a credit event affecting a third party (the referenced company) occurs. Credit events may include a failure to pay interest or principal, bankruptcy, or restructuring. For those credit default swaps in which the fund is receiving a fixed rate, the fund is providing credits protection on the underlying instrument. The maximum payouts for these contracts are limited to the notional amount of each swap. The following summarizes credit default swaps entered into by the fund at April 30, 2008:

Notional Amount	Reference Entity	Counterparty	(Pay)/Receive Fixed Rate (%)	Expiration	Unrealized Appreciation (Depreciation) ($)
140,000	Auto Receivables Asset Backed Securities, 2007-1, BBB Index	Leheman Brothers	1.50	2/15/2014	(24,450)
90,000	Auto Receivables Asset Backed Securities, 2007-1, BBB Index	Leheman Brothers	1.50	2/15/2014	(15,970)
400,000	Block Financial, 5.125%, 10/30/2014	Barclays	(1.95)	9/20/2014	(18,378)
50,000	Block Financial, 5.125%, 10/30/2014	J.P. Morgan Chase	(2.25)	12/20/2012	(2,211)
50,000	Block Financial, 5.125%, 10/30/2014	J.P. Morgan Chase	(2.80)	12/20/2012	(3,362)
250,000	Campbell Soup Co., 4.875%, 10/1/2013	Deutsche Bank	(0.53)	3/20/2013	(2,949)
65,000	Campbell Soup Co., 4.875%, 10/1/2013	Deutsche Bank	(0.53)	3/20/2013	(766)
210,000	Dow Jones CDX.NA.IG.10 INDEX	Goldman, Sachs & Co.	(1.50)	6/20/2018	(4,876)
420,000	Dow Jones CDX.NA.IG.10 INDEX	Leheman Brothers	1.55	6/20/2011	152
250,000	Century Tel, 7.875%, 8/15/2012	Citicorp	(0.90)	9/20/2017	778
90,000	Century Tel, 7.875%, 8/15/2012	J.P. Morgan Chase	(1.31)	3/20/2017	(2,434)
150,000	Dow Chemical, 6%, 10/1/2012	Goldman, Sachs & Co.	(0.56)	3/20/2013	(238)
60,000	First Data, 4.7%, 8/1/2013	Leheman Brothers	2.90	12/20/2009	(909)
230,000	Kohls, 6.3%, 3/1/2011	J.P. Morgan Chase	(1.70)	6/20/2013	(2,365)
70,000	Kohls, 6.3%, 3/1/2011	J.P. Morgan Chase	(1.70)	6/20/2013	(720)
110,000	R.R. Donnelley & Sons, 4.95%, 4/1/2014	Deutsche Bank	(1.60)	3/20/2012	(2,635)
40,000	R.R. Donnelley & Sons, 4.95%, 4/1/2014	J.P. Morgan Chase	(1.70)	12/20/2011	(1,076)

Notional Amount	Reference Entity	Counterparty	(Pay)/Receive Fixed Rate (%)	Expiration	Unrealized Appreciation (Depreciation) ($)
220,000	Radioshack Corp., 7.375%, 5/15/2011	Deutsche Bank	(1.84)	6/20/2013	(4,543)
110,000	Radioshack Corp., 7.375%, 5/15/2011	J.P. Morgan Chase	(1.80)	6/20/2013	(2,051)
250,000	Reed Elsevier Capital, 4.625%, 6/15/2012	Deutsche Bank	(0.96)	6/20/2012	(5,110)
230,000	Republic of Panama, 8.875%, 9/30/2027	Deutsche Bank	(1.57)	9/20/2017	1,827
230,000	Republic of the Philippines, 10.625%, 3/16/2025	Barclays	(2.56)	9/20/2017	(4,375)
230,000	Republic of Turkey, 11.875%, 1/15/2030	Barclays	(2.82)	9/20/2017	2,622
100,000	Rite Aid, 7.7%, 2/15/2027	J.P. Morgan Chase	3.55	9/20/2010	(11,088)
400,000	Standish Structured Tranched Portfolio 0-3%	Barclays	13.40	6/20/2012	(237,833)
85,000	Telefonica Emisiones SAU, 4.375%, 2/2/2016	Deutsche Bank	(0.65)	6/20/2009	(423)
40,000	Weatherford International, 4.95%, 10/15/2013	J.P. Morgan Chase	(0.95)	6/20/2013	(717)
Total					**(344,100)**

Risks may arise upon entering into these agreements from the potential inability of the counterparties to meet the terms of the agreement and are generally limited to the amount of net payments to be received, if any, at the date of default.

At April 30, 2008, accumulated net unrealized depreciation on investments was $1,665,954, consisting of $241,670 gross unrealized appreciation and $1,907,624 gross unrealized depreciation.

At April 30, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161 "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

At a meeting of the fund's Board of Directors held on February 12 and 13, 2008, the Board considered the re-approval of the fund's Management Agreement ("Management Agreement"), pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members considered information previously provided to them in a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and representatives of the Manager confirmed that there had been no material changes in this information. The Board also discussed the nature, extent and quality of the services to be provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the distribution channels for the fund as well as the diversity of distribution among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. The Manager provided the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio. The Board members reviewed the fund's performance and comparisons to a group of retail no-load and front-end load multi-sector income funds (the "Performance Group") and to a larger universe of funds, consisting of all retail and institutional multi-sector income funds (the "Performance Universe") selected and provided by Lipper, Inc., an independent provider of investment company data. The Board was provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe, as well as the Expense Group and Expense Universe (discussed below). The Board members discussed the results of the comparisons and noted that the fund's yield performance for one-year period ended December 31, 2007 was above the Performance Group and Performance Universe medians and the fund's total return performance for the same period was below the Performance Group and Performance Universe medians.

The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios of a comparable group of funds (the "Expense Group") and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. A representative of the Manager noted that the Manager has contractually agreed to waive receipt of its fees and/or assume the expenses of the fund, until October 31, 2008, so that annual direct fund operating expenses (excluding Rule 12b-1 fees, shareholder services fees, taxes, brokerage commissions, commitment fees on borrowings and extraordinary expenses) do not exceed 0.85% of the fund's average daily net assets. The Board members noted that the fund's contractual management fee was equal to the Performance Group median and that, because of the waiver, the fund did not pay a management fee for the fiscal year ended October 31, 2007. The Board members noted that the fund's expense ratio, taking into account the waiver, was below its Expense Group median and above its Expense Universe median.

Representatives of the Manager noted that there were no other funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies, and included in the same Lipper category as the fund. Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by other accounts managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the fund (the "Similar Accounts"). The Manager's representatives explained the nature of the Similar Accounts and the differences, from the Manager's perspective, in providing services to such Similar Accounts as compared to managing and servicing the fund. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the fees paid in light of the Manager's performance and the services provided. The Board members considered the relevance of the fee information provided for the Similar Accounts to evaluate the appropriateness and reasonableness of the fund's management fee. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board previously had been provided with information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board also was informed that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within range determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided by the Manager. The Board also noted the Manager's waiver of receipt of the management fee and its effect on the profitability of the Manager.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

• The Board concluded that the nature, extent and quality of the services provided by the Manager are adequate and appropriate.

• The Board was generally satisfied with the fund's performance.

• The Board concluded that the fee paid by the fund to the Manager was reasonable in light of the services provided, comparative performance, expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

• The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders and that the Management Agreement would be renewed through April 4, 2009.

For More Information

**Dreyfus Premier
Strategic Income Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols:	Class A: DSTAX	Class C: DSTCX	Class I: DSTRX

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



6148SA0408

Dreyfus Premier
Small Cap
Value Fund

SEMIANNUAL REPORT April 30, 2008





BNY MELLON
ASSET MANAGEMENT

Dreyfus

Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier Small Cap Value Fund, covering the six-month period from November 1, 2007, through April 30, 2008.

Although the U.S. economy has teetered on the brink of recession and the financial markets encountered heightened volatility due to an ongoing credit crisis during the reporting period, we recently have seen signs of potential improvement. The Federal Reserve Board's aggressive easing of monetary policy and innovative measures to inject liquidity into the banking system appear to have reassured many investors. At Dreyfus, we believe that the current economic downturn is likely to be relatively brief by historical standards, but the ensuing recovery may be gradual and prolonged as financial deleveraging and housing price deflation continue to weigh on economic activity.

The implications of our economic outlook for the U.S. stock market generally are positive. Selling pressure among overleveraged investors has created attractive values in a number of areas, including among many of the market's largest and well-established companies. Your financial advisor can help you assess current risks and take advantage of these longer-term opportunities within the context of your overall investment portfolio.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Managers.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
May 15, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of November 1, 2007, through April 30, 2008, as provided by Ronald P. Gala and Adam T. Logan, Portfolio Managers

Fund and Market Performance Overview

For the six-month period ended April 30, 2008, Dreyfus Premier Small Cap Value Fund's Class A shares produced a total return of –14.48%, Class B shares produced a total return of –14.77%, Class C shares produced a total return of –14.80%, Class I shares produced a total return of –14.35% and Class T shares produced a total return of –14.59%.[1] In comparison, the fund's benchmark, the Russell 2000 Value Index (the "Index"), returned –11.55% for the same period.[2]

Small-cap stocks suffered along with other capitalization ranges during the reporting period, as investor sentiment deteriorated due to a sharp economic downturn and a credit crisis that began in the sub-prime mortgage market and spread to other asset classes. The fund produced lower returns than its benchmark, primarily as a result of increased volatility within the financials sector.

The Fund's Investment Approach

The fund, which seeks capital appreciation, normally invests at least 80% of its assets in stocks of small U.S. companies. We use a disciplined process that combines computer-modeling techniques, fundamental analysis and risk management techniques to select undervalued stocks, which are normally characterized by relatively low price-to-earnings and low price-to-book ratios. Using fundamental analysis, we select what we believe to be the most attractive companies from this pool of undervalued stocks. The fund is constructed with an emphasis on diversification and risk management, so that its sector weightings and risk characteristics are generally in line with those of its benchmark.

Economic and Credit Woes Undermined Equities

Uncertainty and heightened market volatility dominated the U.S. stock market during the first half of the reporting period, as investors worried about slumping housing markets, a surge in mortgage defaults and foreclosures, an intensifying credit crisis in fixed-income markets and soaring food and energy prices. As a result, small-cap stocks tumbled through mid-January 2008, with the financials sector among the laggards due to difficult liquidity conditions in credit markets and massive sub-prime related losses among investment and commercial banks.

Aggressive rate cuts by the Federal Reserve Board totaling 250 basis points during the reporting period later helped to shore up investor sentiment, halting the overall slide. In fact, small-cap value stocks posted gains toward the end of the reporting period. In addition, the value-oriented small-cap stocks in which the fund primarily invests ended the reporting period with higher returns than small-cap growth stocks for the same period.

Financial and Industrial Stocks Weighed on Returns

In this challenging environment, the fund encountered a number of disappointments in the troubled financials sector. Chief among them was Universal American, a life- and health-insurance company whose mid-period acquisition of another company created problems when management revealed that the newly acquired entity's earnings would be lower than projected. As a result, Universal American lowered its guidance. Sub-prime mortgage lender FirstFed Financial fell sharply when the company released its February monthly data which disclosed a higher than expected deterioration of credit metrics within the adjustable-rate mortgage portfolio. Finally, East West Bancorp reported earnings below expectations and withdrew full-year earnings guidance. The fund sold all three of these stocks to avoid further losses.

Fund holdings in the industrials sector fared only slightly better. For example, Dycom Industries, a provider of engineering, construction and maintenance services to telecommunication service providers, dropped 16% on a single day in February, when it announced a slowdown in customer orders. The fund eliminated this position during the reporting period.

On a more positive note, several holdings gained value despite the overall negative tone of the market. The fund received a boost from consulting firm Watson Wyatt Worldwide, whose Benefits Group saw strong demand and drove its earnings higher. Also swimming against the tide was ManTech International, an information-technology service provider to the federal government for critical security-related programs. In addition to strong earnings during the reporting period, ManTech International initiated 2008 earnings guidance above expectations in December and then raised guidance less than two months later when the company pre-announced fourth quarter earnings. MKS Instruments, a manufacturer of sophisticated measurement devices, began a steep ascent in January due to strong demand from makers of flat panel displays and solar cells. Surprisingly, in the depressed economy, our stock selection strategy in the consumer discretionary sector also yielded some exceptional performers. Prime among them was footwear and apparel company Deckers Outdoor, a position the fund added in March just as strong sales of its UGG-brand boots helped bolster the company's stock price.

Finding Opportunities in Small-Cap Stocks

We have maintained our commitment to diversification among individual holdings and economic sectors, which we believe can help mitigate certain risks. In addition, we have continued to find attractive investment opportunities in the small-cap value segment of the stock market. We have focused on companies that, in our analysis, have attractive valuations, sound balance sheets, solid cash flow metrics, and have demonstrated earnings catalysts. Given the currently volatile investment environment, we believe these characteristics are particularly important to a successful investment strategy.

May 15, 2008

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in effect until April 4, 2009. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Russell 2000 Value Index is an unmanaged index, which measures the performance of those Russell 2000 companies with lower price-to-book ratios and lower forecasted growth values.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Small Cap Value Fund from November 1, 2007 to April 30, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended April 30, 2008

	Class A	Class B	Class C	Class I	Class T
Expenses paid per $1,000†	$ 6.32	$ 9.76	$ 9.76	$ 5.17	$ 7.47
Ending value (after expenses)	$855.20	$852.30	$852.00	$856.50	$854.10

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended April 30, 2008

	Class A	Class B	Class C	Class I	Class T
Expenses paid per $1,000†	$ 6.87	$ 10.62	$ 10.62	$ 5.62	$ 8.12
Ending value (after expenses)	$1,018.05	$1,014.32	$1,014.32	$1,019.29	$1,016.81

† Expenses Expenses are equal to the fund's annualized expense ratio of 1.37% for Class A, 2.12% for Class B, 2.12% for Class C, 1.12% for Class I and 1.62% for Class T; multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period).

April 30, 2008 (Unaudited)

Common Stocks−99.7%	Shares		Value ($)
Banks−7.4%			
Boston Private Financial Holdings	80,100	a	744,930
Cascade Bancorp	105,700	a	963,984
Citizens Republic Bancorp	82,900	b	683,925
Community Bank System	55,800	a	1,422,342
Corus Bankshares	62,200	a,b	455,926
Cullen/Frost Bankers	16,300	a	909,866
CVB Financial	191,730	a	2,201,060
F.N.B.	99,400	a	1,536,724
First Commonwealth Financial	102,200	a	1,272,390
First Community Bancorp	42,300	a	909,027
First State Bancorporation	49,800	a	463,140
Frontier Financial	43,300	a	692,800
Glacier Bancorp	54,900	a	1,129,842
Hancock Holding	27,400		1,130,798
Hanmi Financial	89,100	a	622,809
National Penn Bancshares	139,900	a	2,334,931
Oriental Financial Group	85,100		1,599,880
Sterling Bancorp	51,500		845,115
Sterling Bancshares	378,050	a	3,927,940
SVB Financial Group	73,600	a,b	3,581,376
UCBH Holdings	89,300	a	650,104
Umpqua Holdings	38,900	a	573,775
Wilmington Trust	25,300	a	831,864
			29,484,548
Consumer Discretionary−11.3%			
Aaron Rents	45,800	a	1,140,420
AFC Enterprises	58,900	a,b	609,615
Aftermarket Technology	126,900	b	2,907,279
Cato, Cl. A	92,100		1,588,725
Charlotte Russe Holding	45,900	b	728,892
Choice Hotels International	56,000	a	1,931,440
Cooper Tire & Rubber	129,200	a	1,697,688
Cox Radio, Cl. A	115,300	a,b	1,340,939
Deckers Outdoor	17,200	a,b	2,374,804

Common Stocks (continued)	Shares	Value ($)
Consumer Discretionary (continued)		
FTD Group	76,300	1,049,125
Helen of Troy	65,600 b	1,109,296
Iconix Brand Group	37,800 a,b	601,776
International Speedway, Cl. A	51,829	2,198,586
Jack in the Box	92,500 a,b	2,474,375
JAKKS Pacific	65,100 a,b	1,529,199
Lear	36,000 a,b	1,028,520
Live Nation	63,000 a,b	868,770
Maidenform Brands	56,400 b	840,360
Marvel Entertainment	90,300 a,b	2,590,707
Monarch Casino & Resort	57,700 a,b	763,948
Movado Group	59,100 a	1,290,744
Papa John's International	41,600 b	1,123,200
Perry Ellis International	38,000 b	867,920
RCN	103,100 a,b	1,181,526
Rent-A-Center	166,400 a,b	3,582,592
Scholastic	31,100 a,b	875,465
Skechers USA, Cl. A	43,700 b	1,033,505
Sotheby's	74,000 a	2,049,800
Speedway Motorsports	35,200	916,608
Steven Madden	73,300 b	1,386,103
Wolverine World Wide	57,700 a	1,658,298
		45,340,225
Consumer Staples−3.5%		
Andersons	27,600 a	1,254,420
Chiquita Brands International	52,200 a,b	1,187,550
Corn Products International	48,600 a	2,254,068
Elizabeth Arden	100,700 a,b	1,863,957
Flowers Foods	58,700 a	1,519,743
Nu Skin Enterprises, Cl. A	95,500	1,712,315
Prestige Brands Holdings	136,400 a,b	1,224,872
Spartan Stores	50,200 a	1,048,176
The Pantry	48,200 a,b	522,970
TreeHouse Foods	62,100 a,b	1,407,807
		13,995,878

Common Stocks (continued)	Shares		Value ($)
Energy–6.3%			
Callon Petroleum	109,500	a,b	2,190,000
Cimarex Energy	18,900	a	1,177,470
Dawson Geophysical	22,900	a,b	1,656,586
Global Industries	50,600	a,b	807,576
Gulf Island Fabrication	40,800	a	1,613,232
Holly	37,300	a	1,547,204
Oil States International	95,500	a,b	4,780,730
Parker Drilling	196,800	a,b	1,578,336
Stone Energy	59,100	b	3,601,554
Swift Energy	100,700	a,b	5,250,498
Union Drilling	56,500	b	955,415
			25,158,601
Financial–22.9%			
American Equity Investment Life Holding	133,300	a	1,286,345
American Physicians Capital	21,800	a	1,010,430
Amerisafe	77,700	b	1,108,002
Argo Group International Holdings	38,281	b	1,371,226
Ashford Hospitality Trust	230,200	a	1,332,858
Aspen Insurance Holdings	102,200		2,656,178
Asta Funding	72,200	a	1,030,294
BioMed Realty Trust	99,200	a	2,579,200
Cash America International	31,700		1,293,043
Cedar Shopping Centers	158,800	a	1,985,000
Corporate Office Properties Trust	39,200	a	1,462,160
Delphi Financial Group, Cl. A	40,150	a	1,092,883
Dime Community Bancshares	60,200		1,123,934
Employers Holdings	96,300		1,837,404
Entertainment Properties Trust	67,900	a	3,623,144
FCStone Group	32,700	b	1,354,434
First Industrial Realty Trust	59,000	a	1,782,390
First Niagara Financial Group	186,000	a	2,683,980
FPIC Insurance Group	22,700	b	1,056,231
Greenhill & Co.	28,000	a	1,821,400
Hilb, Rogal & Hobbs	27,200		786,896
Horace Mann Educators	88,000	a	1,488,960

Common Stocks (continued)	Shares		Value ($)
Financial (continued)			
Interactive Brokers Group, Cl. A	59,000	b	1,862,630
Investment Technology Group	86,400	a,b	4,169,664
Knight Capital Group, Cl. A	148,800	a,b	2,784,048
Medical Properties Trust	173,200	a	2,104,380
National Retail Properties	117,700	a	2,696,507
Nationwide Health Properties	34,900		1,257,098
Navigators Group	42,200	a,b	2,067,800
Omega Healthcare Investors	100,600	a	1,760,500
optionsXpress Holdings	77,200	a	1,657,484
Pennsylvania Real Estate Investment Trust	82,100	a	2,067,278
Philadelphia Consolidated Holding	49,400	a,b	1,821,872
Phoenix Cos.	106,300	a	1,381,900
Platinum Underwriters Holdings	49,300		1,768,391
ProAssurance	78,600	a,b	4,160,298
Provident New York Bancorp	81,900	a	1,094,184
Realty Income	73,400	a	1,931,154
Safety Insurance Group	68,300	a	2,451,970
SeaBright Insurance Holdings	80,400	b	1,247,808
Selective Insurance Group	119,000		2,537,080
Senior Housing Properties Trust	119,000	a	2,850,050
Sunstone Hotel Investors	157,800	a	2,947,704
Susquehanna Bancshares	126,900	a	2,524,041
SWS Group	92,500	a	1,213,600
Waddell & Reed Financial, Cl. A	59,800	a	2,024,828
Westamerica Bancorporation	30,200	a	1,764,888
Zenith National Insurance	55,900	a	2,076,126
			91,989,675
Health Care—5.3%			
AMERIGROUP	45,900	a,b	1,192,941
Analogic	15,500		892,645
Apria Healthcare Group	82,000	a,b	1,444,840
Centene	92,000	b	1,690,040
CONMED	32,800	a,b	837,056
Gentiva Health Services	114,200	a,b	2,482,708

Common Stocks (continued)	Shares		Value ($)
Health Care (continued)			
HealthSpring	76,300	b	1,284,892
ICU Medical	64,200	a,b	1,612,704
Lincare Holdings	63,200	a,b	1,538,288
MedCath	72,700	b	1,349,312
Sciele Pharma	137,800	a,b	2,655,406
STERIS	99,400	a	2,754,374
ViroPharma	143,600	a,b	1,315,376
			21,050,582
Industrial—15.0%			
ABM Industries	86,400	a	1,809,216
Acuity Brands	36,500	a	1,746,160
American Reprographics	46,600	a,b	739,542
Apogee Enterprises	72,000	a	1,606,320
Applied Industrial Technologies	81,000	a	1,956,960
Arkansas Best	58,400		2,305,632
Belden	18,200	a	614,068
Briggs & Stratton	47,700	a	725,994
CBIZ	174,000	a,b	1,543,380
Columbus McKinnon	94,500	a,b	2,675,295
Comfort Systems USA	191,300		2,601,680
Deluxe	89,800	a	1,909,148
DRS Technologies	21,900	a	1,367,436
Ducommun	42,300	b	1,378,134
EMCOR Group	153,400	a,b	3,844,204
Encore Wire	122,900	a	2,777,540
EnerSys	64,400	b	1,506,960
Ennis	104,700		1,773,618
EnPro Industries	93,600	a,b	3,397,680
First Advantage, Cl. A	44,400	b	910,644
FreightCar America	31,100	a	1,194,240
GrafTech International	153,700	a,b	3,020,205
Heidrick & Struggles International	44,400	a	1,328,892
Layne Christensen	36,100	b	1,540,387
Mueller Industries	88,600	a	2,867,982

Common Stocks (continued)	Shares		Value ($)
Industrial (continued)			
Perini	28,800	a,b	1,041,984
Regal-Beloit	59,100	a	2,192,019
Robbins & Myers	68,900	a	2,746,354
Saia	76,800	a,b	1,060,608
Spherion	185,100	b	914,394
Triumph Group	14,700	a	865,389
United Stationers	45,500	a,b	2,006,095
Watson Wyatt Worldwide, Cl. A	37,800	a	2,215,836
			60,183,996
Information Technology—13.8%			
Advanced Energy Industries	88,800	b	1,243,200
Avid Technology	41,600	a,b	868,192
Avocent	95,500	a,b	1,863,205
Cabot Microelectronics	55,800	a,b	1,899,990
Checkpoint Systems	66,600	a,b	1,726,938
CTS	83,900	a	943,875
Cymer	57,700	a,b	1,499,623
DSP Group	93,800	a,b	1,231,594
EMS Technologies	60,000	b	1,551,600
Emulex	106,600	a,b	1,395,394
Entegris	239,900	b	1,808,846
Euronet Worldwide	50,200	a,b	887,536
Imation	60,200	a	1,411,088
Interwoven	73,300	a,b	825,358
Intevac	65,600	b	871,168
Ixia	162,000	a,b	1,148,580
ManTech International, Cl. A	41,600	a,b	1,987,232
Methode Electronics	100,800		1,092,672
Micrel	119,900	a	1,177,418
MicroStrategy, Cl. A	19,300	a,b	1,712,489
MKS Instruments	101,400	a,b	2,316,990
MPS Group	135,500	a,b	1,453,915

Common Stocks (continued)	Shares		Value ($)
Information Technology (continued)			
MTS Systems	41,600	a	1,430,208
Oplink Communications	84,400	a,b	811,084
OSI Systems	60,000	b	1,467,000
Park Electrochemical	82,300	a	2,230,330
Perficient	114,700	a,b	1,052,946
Perot Systems, Cl. A	76,900	a,b	1,202,716
QLogic	102,200	b	1,631,112
Rofin-Sinar Technologies	43,700	a,b	1,664,096
Rudolph Technologies	104,600	a,b	1,062,736
SAIC	158,400	a,b	3,009,600
SonicWALL	195,500	a,b	1,503,395
Technitrol	84,400		1,772,400
TIBCO Software	348,700	b	2,674,529
Travelzoo	67,500	a,b	751,950
Vignette	89,800	a,b	1,037,190
Zoran	84,500	a,b	1,112,020
			55,330,215
Materials−8.4%			
Arch Chemicals	53,600	a	1,826,152
Buckeye Technologies	79,000	a,b	681,770
Carpenter Technology	36,800	a	1,887,104
CF Industries Holdings	26,200	a	3,502,940
Greif, Cl. A	74,200	a	4,793,320
H.B. Fuller	160,200	a	3,697,416
Koppers Holdings	35,200	a	1,705,088
NewMarket	23,100	a	1,499,883
Olin	79,500	a	1,603,515
Olympic Steel	40,400		2,068,480
OM Group	61,000	b	3,340,360
Pactiv	73,100	b	1,739,049
Schnitzer Steel Industries, Cl. A	22,200	a	1,953,600
Schulman (A.)	60,000	a	1,272,000

Common Stocks (continued)	Shares	Value ($)
Materials (continued)		
Stillwater Mining	59,300 [a,b]	840,874
Universal Stainless & Alloy Products	27,300 [b]	1,044,498
		33,456,049
Telecommunications−.4%		
Cincinnati Bell	361,100 [a,b]	**1,675,504**
Utilities−5.4%		
Atmos Energy	62,300 [a]	1,724,464
Cleco	74,400 [a]	1,786,344
El Paso Electric	55,700 [a,b]	1,257,149
Great Plains Energy	67,900 [a]	1,740,956
IDACORP	29,300 [a]	950,492
Laclede Group	43,000 [a]	1,626,260
New Jersey Resources	70,000 [a]	2,229,500
Nicor	24,900 [a]	874,488
Northwest Natural Gas	36,600 [a]	1,642,242
Southwest Gas	81,000 [a]	2,338,470
Westar Energy	78,600 [a]	1,822,734
WGL Holdings	105,500 [a]	3,460,400
		21,453,499
Total Common Stocks		
(cost $420,656,013)		**399,118,772**

Other Investment−.2%		
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $776,000)	776,000 [c]	**776,000**

Investment of Cash Collateral for Securities Loaned−38.2%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $152,670,743)	152,670,743 c	**152,670,743**
Total Investments (cost $574,102,756)	**138.1%**	**552,565,515**
Liabilities, Less Cash and Receivables	**(38.1%)**	**(152,380,525)**
Net Assets	**100.0%**	**400,184,990**

a *All or a portion of these securities are on loan. At April 30, 2008, the total market value of the fund's securities on loan is $146,016,031 and the total market value of the collateral held by the fund is $154,671,472, consisting of cash collateral of $152,670,743 and U.S. Government and agency securities valued at $2,000,729.*

b *Non-income producing security.*

c *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
Money Market Investments	38.4	Energy	6.3
Financial	22.9	Utilities	5.4
Industrial	15.0	Health Care	5.3
Information Technology	13.8	Consumer Staples	3.5
Consumer Discretionary	11.3	Telecommunications	.4
Materials	8.4		
Banks	7.4		**138.1**

† *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

April 30, 2008 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $146,016,031)–Note 1(b):		
Unaffiliated issuers	420,656,013	399,118,772
Affiliated issuers	153,446,743	153,446,743
Receivable for investment securities sold		5,461,695
Dividends and interest receivable		470,752
Receivable for shares of Capital Stock subscribed		262,625
		558,760,587
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		436,089
Cash overdraft due to Custodian		655,700
Liability for securities on loan–Note 1(b)		152,670,743
Payable for investment securities purchased		3,010,355
Payable for shares of Capital Stock redeemed		1,788,995
Interest payable–Note 2		13,715
		158,575,597
Net Assets ($)		**400,184,990**
Composition of Net Assets ($):		
Paid-in capital		474,965,086
Accumulated undistributed investment income–net		1,739,189
Accumulated net realized gain (loss) on investments		(54,982,044)
Accumulated net unrealized appreciation (depreciation) on investments		(21,537,241)
Net Assets ($)		**400,184,990**

Net Asset Value Per Share

	Class A	Class B	Class C	Class I	Class T
Net Assets ($)	155,291,596	12,072,588	20,107,597	199,537,720	13,175,489
Shares Outstanding	9,655,408	818,040	1,360,278	12,168,412	839,076
Net Asset Value Per Share ($)	**16.08**	**14.76**	**14.78**	**16.40**	**15.70**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended April 30, 2008 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends:	
Unaffiliated issuers	3,623,229
Affiliated issuers	52,315
Income from securities lending	303,714
Total Income	**3,979,258**
Expenses:	
Management fee–Note 3(a)	2,756,981
Distribution and service plan fees–Note 3(b)	449,411
Director fees–Note 3(a)	14,602
Interest expense–Note 2	7,399
Loan commitment fees–Note 2	1,037
Total Expenses	**3,229,430**
Less–reduction in management fee due to undertakings–Note 3(a)	(290,056)
Less–Director fees reimbursed by the Manager–Note 3(a)	(14,602)
Net Expenses	**2,924,772**
Investment Income–Net	**1,054,486**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	(54,287,109)
Net unrealized appreciation (depreciation) on investments	(24,848,338)
Net Realized and Unrealized Gain (Loss) on Investments	**(79,135,447)**
Net (Decrease) in Net Assets Resulting from Operations	**(78,080,961)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended April 30, 2008 (Unaudited)	Year Ended October 31, 2007[a]
Operations ($):		
Investment income–net	1,054,486	2,032,846
Net realized gain (loss) on investments	(54,287,109)	74,485,782
Net unrealized appreciation (depreciation) on investments	(24,848,338)	(49,375,286)
Net Increase (Decrease) in Net Assets Resulting from Operations	**(78,080,961)**	**27,143,342**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	–	(295,948)
Class I shares	(387,363)	(905,635)
Net realized gain on investments:		
Class A shares	(30,009,185)	(26,507,825)
Class B shares	(2,747,963)	(2,198,920)
Class C shares	(4,774,258)	(4,570,698)
Class I shares	(35,458,048)	(21,548,999)
Class T shares	(2,646,008)	(1,882,790)
Total Dividends	**(76,022,825)**	**(57,910,815)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	32,524,545	77,769,152
Class B shares	591,238	508,829
Class C shares	2,256,175	2,709,654
Class I shares	43,500,909	90,000,701
Class T shares	2,911,348	5,995,935
Dividends reinvested:		
Class A shares	22,960,613	20,599,310
Class B shares	2,008,397	1,648,557
Class C shares	2,484,535	2,559,740
Class I shares	26,960,857	16,645,108
Class T shares	2,050,095	1,307,584
Cost of shares redeemed:		
Class A shares	(62,234,080)	(260,618,892)
Class B shares	(3,955,443)	(7,699,833)
Class C shares	(9,291,242)	(21,929,692)
Class I shares	(61,958,673)	(85,162,355)
Class T shares	(5,635,084)	(9,234,874)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(4,825,810)**	**(164,901,076)**
Total Increase (Decrease) in Net Assets	**(158,929,596)**	**(195,668,549)**
Net Assets ($):		
Beginning of Period	559,114,586	754,783,135
End of Period	**400,184,990**	**559,114,586**
Undistributed investment income–net	1,739,189	1,072,066

	Six Months Ended April 30, 2008 (Unaudited)	Year Ended October 31, 2007 [a]
Capital Share Transactions:		
Class A [b]		
Shares sold	1,898,390	3,388,122
Shares issued for dividends reinvested	1,347,903	929,978
Shares redeemed	(3,600,622)	(11,209,606)
Net Increase (Decrease) in Shares Outstanding	**(354,329)**	**(6,891,506)**
Class B [b]		
Shares sold	37,726	24,312
Shares issued for dividends reinvested	128,148	79,192
Shares redeemed	(252,869)	(356,610)
Net Increase (Decrease) in Shares Outstanding	**(86,995)**	**(253,106)**
Class C		
Shares sold	143,580	128,148
Shares issued for dividends reinvested	158,322	122,790
Shares redeemed	(577,224)	(1,017,765)
Net Increase (Decrease) in Shares Outstanding	**(275,322)**	**(766,827)**
Class I		
Shares sold	2,579,815	3,846,991
Shares issued for dividends reinvested	1,552,176	740,397
Shares redeemed	(3,549,953)	(3,665,627)
Net Increase (Decrease) in Shares Outstanding	**582,038**	**921,761**
Class T		
Shares sold	175,412	265,977
Shares issued for dividends reinvested	123,188	60,034
Shares redeemed	(336,772)	(411,455)
Net Increase (Decrease) in Shares Outstanding	**(38,172)**	**(85,444)**

[a] *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*

[b] *During the period ended April 30, 2008, 71,413 Class B shares representing $1,111,329 were automatically converted to 65,782 Class A shares and during the period ended October 31, 2007, 92,712 Class B shares representing $2,020,908 were automatically converted to 86,984 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended April 30, 2008 (Unaudited)	2007	2006	2005	2004	2003
		Year Ended October 31,				
Per Share Data ($):						
Net asset value, beginning of period	22.34	23.55	21.49	20.19	17.43	12.32
Investment Operations:						
Investment income (loss)−net[a]	.04	.06	.06	(.02)	.03	.04
Net realized and unrealized gain (loss) on investments	(3.10)	.72	2.70	2.46	3.50	5.07
Total from Investment Operations	(3.06)	.78	2.76	2.44	3.53	5.11
Distributions:						
Dividends from investment income−net	−	(.02)	−	−	−	−
Dividends from net realized gain on investments	(3.20)	(1.97)	(.70)	(1.14)	(.77)	−
Total Distributions	(3.20)	(1.99)	(.70)	(1.14)	(.77)	−
Net asset value, end of period	16.08	22.34	23.55	21.49	20.19	17.43
Total Return (%)[b]	(14.48)[c]	3.42	13.18	12.29	20.86	41.48
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.51[d]	1.50	1.50	1.50	1.50	1.50
Ratio of net expenses to average net assets	1.37[d]	1.42	1.50	1.50	1.50	1.50
Ratio of net investment income (loss) to average net assets	.43[d]	.27	.27	(.08)	.16	.27
Portfolio Turnover Rate	29.06[c]	66.35	89.62	100.57	136.35	147.81
Net Assets, end of period ($ x 1,000)	155,292	223,590	398,035	387,991	116,828	17,901

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Not annualized.*
[d] *Annualized.*
See notes to financial statements.

Class B Shares	Six Months Ended April 30, 2008 (Unaudited)	2007	2006	2005	2004	2003
		Year Ended October 31,				
Per Share Data ($):						
Net asset value, beginning of period	20.86	22.25	20.50	19.44	16.91	12.04
Investment Operations:						
Investment (loss)–net a	(.03)	(.10)	(.10)	(.18)	(.13)	(.06)
Net realized and unrealized gain (loss) on investments	(2.87)	.68	2.55	2.38	3.43	4.93
Total from Investment Operations	(2.90)	.58	2.45	2.20	3.30	4.87
Distributions:						
Dividends from net realized gain on investments	(3.20)	(1.97)	(.70)	(1.14)	(.77)	–
Net asset value, end of period	14.76	20.86	22.25	20.50	19.44	16.91
Total Return (%) b	(14.77)c	2.65	12.28	11.44	20.18	40.45
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	2.26d	2.25	2.25	2.25	2.25	2.25
Ratio of net expenses to average net assets	2.12d	2.17	2.25	2.25	2.25	2.25
Ratio of net investment (loss) to average net assets	(.32)d	(.46)	(.48)	(.86)	(.73)	(.45)
Portfolio Turnover Rate	29.06c	66.35	89.62	100.57	136.35	147.81
Net Assets, end of period ($ x 1,000)	12,073	18,876	25,767	31,755	23,897	19,519

a   *Based on average shares outstanding at each month end.*
b   *Exclusive of sales charge.*
c   *Not annualized.*
d   *Annualized.*
See notes to financial statements.

Class C Shares	Six Months Ended April 30, 2008 (Unaudited)	Year Ended October 31,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	20.89	22.28	20.52	19.46	16.94	12.06
Investment Operations:						
Investment (loss)–net [a]	(.03)	(.10)	(.10)	(.17)	(.12)	(.06)
Net realized and unrealized gain (loss) on investments	(2.88)	.68	2.56	2.37	3.41	4.94
Total from Investment Operations	(2.91)	.58	2.46	2.20	3.29	4.88
Distributions:						
Dividends from net realized gain on investments	(3.20)	(1.97)	(.70)	(1.14)	(.77)	–
Net asset value, end of period	14.78	20.89	22.28	20.52	19.46	16.94
Total Return (%) [b]	(14.80)[c]	2.65	12.32	11.49	20.02	40.46
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	2.26[d]	2.25	2.25	2.25	2.25	2.25
Ratio of net expenses to average net assets	2.12[d]	2.17	2.25	2.25	2.25	2.25
Ratio of net investment (loss) to average net assets	(.33)[d]	(.48)	(.48)	(.84)	(.63)	(.45)
Portfolio Turnover Rate	29.06[c]	66.35	89.62	100.57	136.35	147.81
Net Assets, end of period ($ x 1,000)	20,108	34,161	53,520	65,973	26,828	6,598

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Not annualized.*
[d] *Annualized.*
See notes to financial statements.

Class I Shares	Six Months Ended April 30, 2008 (Unaudited)	Year Ended October 31,				
		2007[a]	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	22.72	23.92	21.77	20.39	17.54	12.36
Investment Operations:						
Investment income−net [b]	.06	.13	.12	.04	.10	.08
Net realized and unrealized gain (loss) on investments	(3.15)	.72	2.73	2.48	3.52	5.10
Total from Investment Operations	(3.09)	.85	2.85	2.52	3.62	5.18
Distributions:						
Dividends from investment income−net	(.03)	(.08)	–	–	–	–
Dividends from net realized gain on investments	(3.20)	(1.97)	(.70)	(1.14)	(.77)	–
Total Distributions	(3.23)	(2.05)	(.70)	(1.14)	(.77)	–
Net asset value, end of period	16.40	22.72	23.92	21.77	20.39	17.54
Total Return (%)	(14.35)[c]	3.68	13.43	12.58	21.26	41.91
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.26[d]	1.25	1.25	1.25	1.25	1.25
Ratio of net expenses to average net assets	1.12[d]	1.16	1.25	1.25	1.25	1.25
Ratio of net investment income to average net assets	.68[d]	.57	.53	.20	.58	.55
Portfolio Turnover Rate	29.06[c]	66.35	89.62	100.57	136.35	147.81
Net Assets, end of period ($ x 1,000)	199,538	263,262	255,151	187,464	15,740	1,998

[a] *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*
[b] *Based on average shares outstanding at each month end.*
[c] *Not annualized.*
[d] *Annualized.*
See notes to financial statements.

Class T Shares	Six Months Ended April 30, 2008 (Unaudited)	2007	2006	2005	2004	2003
		Year Ended October 31,				
Per Share Data ($):						
Net asset value, beginning of period	21.92	23.17	21.21	19.99	17.30	12.25
Investment Operations:						
Investment income (loss)–net [a]	.02	.01	.01	(.07)	(.02)	.00[b]
Net realized and unrealized gain (loss) on investments	(3.04)	.71	2.65	2.43	3.48	5.05
Total from Investment Operations	(3.02)	.72	2.66	2.36	3.46	5.05
Distributions:						
Dividends from net realized gain on investments	(3.20)	(1.97)	(.70)	(1.14)	(.77)	–
Net asset value, end of period	15.70	21.92	23.17	21.21	19.99	17.30
Total Return (%) [c]	(14.59)[d]	3.18	12.88	12.00	20.61	41.22
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.76[e]	1.75	1.75	1.75	1.75	1.75
Ratio of net expenses to average net assets	1.62[e]	1.66	1.75	1.75	1.75	1.75
Ratio of net investment income (loss) to average net assets	.18[e]	.05	.03	(.32)	(.12)	.00[f]
Portfolio Turnover Rate	29.06[d]	66.35	89.62	100.57	136.35	147.81
Net Assets, end of period ($ x 1,000)	13,175	19,227	22,310	15,353	3,282	795

[a] *Based on average shares outstanding at each month end.*
[b] *Amount represents less than $.01 per share.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
[e] *Annualized.*
[f] *Amount represents less than .01%.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Small Cap Value Fund (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering fourteen series, including the fund. The fund's investment objective is to seek capital appreciation. The Dreyfus Corporation (the "Manager" or "Dreyfus"), a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), serves as investment adviser.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an 100 million shares of $.001 par value shares of capital stock in the following classes of shares: Class A, Class B, Class C and Class I and 200 million shares of $.001 par value Capital Stock of Class T shares. Class A, Class B, Class C and Class T shares are sold primarily to retail investors through financial intermediaries and bear a distribution fee and/or service fee. Class A and Class T shares are sold with a front end sales charge, while Class B and Class C are subject to a contingent deferred sales charge ("CDSC"). Class B shares automatically convert to Class A shares after six years. The fund does not offer Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class I shares are sold primarily to bank trust departments and other financial services providers (including Mellon Bank, N.A. and its affiliates) acting on behalf of customers having a qualified or investment account or relationship at such institution, and bear no distribution or service fee. Class I shares are offered without a front-end sales charge or CDSC. Each class of shares has identical rights and privileges, except with respect to distribution and service fees and voting rights on matters affecting single class. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available, are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADRs and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

Pursuant to a securities lending agreement with Mellon Bank, N.A. ("Mellon Bank"), a subsidiary of BNY Mellon and a Dreyfus affiliate, the fund may lend securities to qualified institutions. It is the funds policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Collateral is either in the form of cash, which can be invested in certain money market mutual funds managed by the Manager, U.S. Government and Agency securities or Letters of Credit. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ended April 30, 2008, Mellon Bank earned $130,163, pursuant to the securities lending agreement.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains could be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended April 30, 2008.

Each of the tax years in the three-year period ended October 31, 2007, remains subject to examination by the Internal Revenue Service and state taxing authorities.

The tax character of distributions paid to shareholders during the fiscal year ended October 31, 2007 was as follows: ordinary income $30,811,669 and long-term capital gains $27,099,146. The tax character of the current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund at rates based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the Facility during the period ended April 30, 2008, was approximately $337,000, with a related weighted average annualized interest rate of 4.41%.

NOTE 3—Investment Management Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Management Agreement with the Manager, the Manager provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of 1.25% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, commitment fees, Rule 12b-1 distribution fees and expenses, service fees, fees and expenses of non-interested Directors (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Directors (including counsel fees). Each Director receives $45,000 per year, plus $6,000 for each joint Board meeting of the Company, The Dreyfus/Laurel Tax-Free Municipal Funds and The Dreyfus/Laurel Funds Trust (collectively, the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. With respect to Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, prior to April 12, 2008 with respect to audit committee meetings, the Chair of the audit committee received $1,350 per meeting. In the event that there is an in-person joint committee meeting or a joint telephone meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Company directly to the non-interested Directors, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Directors.

The Manager had agreed from November 1, 2007 through April 4, 2008 to waive receipt of a portion of the fund's management fee, in the amount of .12% of the value of the fund's average daily net assets and thereafter has agreed from April 5, 2008 through April 4, 2009 to waive receipt of a portion of the fund's management fee, in the amount of .15% of the value of the fund's average daily net assets. The reduction in management fee pursuant to the undertakings, amounted to $290,056 during the period ended April 30, 2008.

During the period ended April 30, 2008, the Distributor retained $880 and $5 from commissions earned on sales of fund's Class A and Class T shares, respectively, and $41,010 and $1,592 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under separate Distribution Plans (the "Plans") adopted pursuant to Rule 12b-1 under the Act, Class A shares may pay annually up to .25% of the value of their average daily net assets to compensate the Distributor for shareholder servicing activities and expenses primarily intended to result in the sale of Class A shares. Class B, Class C and Class T shares pay the Distributor for distributing their shares at an aggregate annual rate of .75% of the value of the average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. The Distributor may pay one or more agents in respect of advertising, marketing and other distribution services for Class T shares and determines the amounts, if any, to be paid to agents and the basis on which such payments are made. Class B, Class C and Class T shares are also subject to a service plan adopted pursuant to Rule 12b-1 (the "Service Plan"), under which Class B, Class C and Class T shares pay the Distributor for providing certain services to the holders of their shares a fee at the annual rate of .25% of the value of the average daily net assets of Class B, Class C and Class T shares. During the period ended April 30, 2008, Class A, Class B, Class C and Class T shares were charged $218,734, $53,714, $91,212 and $18,721, respectively, pursuant to their respective Plans, and Class B, Class C and Class T shares were charged $17,905, $30,404 and $18,721, respectively, pursuant to the Service Plan.

Under its terms, the Plans and Service Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of a majority of those directors who are not "interested persons" of the Company and who have no direct or indirect financial interest in the operation of or in any agreement related to the Plans or Service Plan.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $421,014, Rule 12b-1 distribution plan fees $55,377 and service plan fees $9,505, which are offset against an expense reimbursement currently in effect in the amount of $49,807.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended April 30, 2008, amounted to $130,964,533 and $209,459,044, respectively.

At April 30, 2008, accumulated net unrealized depreciation on investments was $21,537,241, consisting of $33,242,394 gross unrealized appreciation and $54,779,635 gross unrealized depreciation.

At April 30, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161 "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

At a meeting of the fund's Board of Directors held on February 12 and 13, 2008, the Board considered the re-approval of the fund's Investment Management Agreement ("Management Agreement"), pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members considered information previously provided to them in a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and representatives of the Manager confirmed that there had been no material changes in this information. The Board also discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the distribution channels for the fund as well as the diversity of distribution among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. The Manager provided the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

<u>Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio.</u> The Board members reviewed the fund's performance and comparisons to a group of retail front-end load, small-cap core funds (the "Performance Group") and to a larger universe of funds, consisting of all retail and institutional small-cap core funds (the "Performance Universe") selected and provided by Lipper, Inc., an independent provider of investment company data. The Board was provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe, as well as the Expense Group and Expense Universe (discussed below). The Board members discussed the results of the comparisons and noted that the fund's total return performance was below the Performance Group and Performance Universe medians for various periods ended December 31, 2007. The Manager provided the fund's Lipper percentile rankings for the one-month (11th percentile), three-month (17th percentile) and six-month (60th percentile) periods ended February 7, 2008 and noted the fund's improvement in relative performance during those periods. The Manager also provided a comparison of the fund's total returns to the returns of the fund's benchmark index for each calendar year since the fund's inception.

The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios of a comparable group of funds (the "Expense Group") and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. A representative of the Manager reminded the Board members that the fund's total expense ratio reflected a waiver by the Manager of a portion of its management fee in the amount of 0.12% of the value of the fund's average daily net assets which was put in place as of February 1, 2007 and continues until April 4, 2008 (representing 9.6% of the fund's contractual management fee). The Board members noted that the fund was the only fund in the Expense Group with a "unitary fee" structure and that the fund's management fee was above the Expense Group and Expense Universe medians, with and without the waiver. The Board members also noted that the fund's expense ratio was above the Expense Group median, with and without the waiver, below the Expense Universe median with the waiver and above the Expense Universe without the waiver. Representatives of the Manager and the Board members agreed that the waiver by the Manager would be increased to the amount of 0.15% of the value of the fund's average daily net assets and that such waiver would be extended until April 4, 2009 (representing 12% of the fund's contractual management fee).

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies, and included in the same Lipper category as the fund (the "Similar Funds"), and by other accounts managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the fund (the "Similar Accounts"). The Manager's representatives explained the nature of the Similar Accounts and the differences, from the Manager's perspective, in providing services to such Similar Accounts as compared to managing and providing services to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the fees paid in light of the services provided, noting the fund's "unitary fee" structure. The Board members considered the relevance of the fee information provided for the Similar Funds and the Similar Accounts to evaluate the appropriateness and reasonableness of the fund's management fee. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board previously had been provided with information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board also was informed that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, including that, effective January 9, 2006, the fund had closed to new investors, and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted the Manager's soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within the range determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided by the Manager. The Board also noted the Manager's waiver of receipt of a portion of the management fee and its effect on the profitability of the Manager.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by the Manager are adequate and appropriate.

- While the Board noted the fund's improved performance over the one-month, three-month and six-month periods provided by the Manager, the Board was concerned with the fund's performance. The Board believed the Manager was seeking to improve performance, but determined to continue to closely monitor performance.

- The Board concluded, taking into account the increase and extension of the fee waiver, that the fee paid by the fund to the Manager was reasonable in light of the considerations described above.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders and that the Management Agreement would be renewed through April 4, 2009.

For More Information

**Dreyfus Premier
Small Cap Value Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols:	Class A: DSVAX	Class B: DSVBX	Class C: DSVCX
	Class I: DSVRX	Class T: DSVTX	

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0148SA0408